As filed with the Securities and Exchange Commission on June 16, 2016

File No. 333-146680

File No. 811-22132

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 74	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 76	☒
(Check appropriate box or boxes)

ABERDEEN FUNDS

(Exact Name of Registrant as Specified in Charter)

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: 866-667-9231

Lucia Sitar, Esq.

c/o Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(Name and Address of Agent for Service)

Copy to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box):

☐                                    immediately upon filing pursuant to paragraph (b)

☐                                    on (date) pursuant to paragraph (b)

☒                                  60 days after filing pursuant to paragraph (a)(1)

☐                                    on (date) pursuant to paragraph (a)(1)

☐                                    75 days after filing pursuant to paragraph (a)(2)

☐                                    on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐            This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This post-effective amendment only relates to all of the share classes of the Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund).

ABERDEEN FUNDS

PROSPECTUS

August [15], 2016

Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund)

Class A — CUGAX • Class C — CGBCX • Class R — AGCRX • Institutional Class — AGCIX • Institutional Service Class — CGFIX

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the Fund’s shares or determined whether this prospectus is complete or accurate. To state otherwise is a crime.

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Summary — Aberdeen Global Unconstrained Fixed Income Fund

Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund)

Objective

The Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund) (the “Global Unconstrained Fixed Income Fund” or the “Fund”) seeks to maximize total investment return consistent with prudent investment management, consisting of a combination of interest income and capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay when you buy and hold shares of the Global Unconstrained Fixed Income Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Aberdeen Funds.  More information about these and other discounts is available from your financial advisor and in the “Investing with Aberdeen Funds: Choosing a Share Class — Reduction and Waiver of Class A Sales Charges” section on page [ ] of the Fund’s prospectus and in the “Additional Information on Purchases and Sales — Waiver of Class A Sales Charges” and “Reduction of Sales Charges” sections on pages [ ]-[ ] of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)	Class A Shares		Class C Shares	Class R Shares	Institutional Class Shares	Institutional Service Class Shares
Maximum Sales Charge (Load) imposed upon purchases (as a percentage of offering price)	4.25%		None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering or sale price, whichever is less)	0.75	%(1)	1.00%	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%		0.60%	0.60%	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%	0.50%	None	None
Other Expenses(2)	1.21%		1.32%	1.22%	1.27%	1.32%
Total Annual Fund Operating Expenses	2.06%		2.92%	2.32%	1.87%	1.92%
Less: Amount of Fee Limitations/Expense Reimbursements(3)	0.92%		1.07%	0.92%	1.02%	0.92%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	1.14%		1.85%	1.40%	0.85%	1.00%

1                 Unless you are otherwise eligible to purchase Class A shares without a sales charge, a contingent deferred sales charge (CDSC) of up to 0.75% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

2                 Other Expenses have been restated to reflect current fees.

3                 Aberdeen Funds (the “Trust”) and Aberdeen Asset Management Inc. (the “Adviser”) have entered into a written contract limiting operating expenses to 0.85% for all Classes of the Fund. This contractual limitation may not be terminated before [February 28, 2018] without the approval of the Board of Trustees. This limit excludes certain expenses, including any taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, Rule 12b-1 fees, administrative services fees, transfer agent out-of-pocket expenses for Class A Shares, Class R Shares and Institutional Service Class Shares and extraordinary expenses. The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the applicable expense limitation in the contract at the time the fees were limited or expenses are paid.

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Example

This Example is intended to help you compare the cost of investing in the Global Unconstrained Fixed Income Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. It assumes a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A shares	$536	$958	$1,405	$2,643
Class C shares	$288	$803	$1,444	$3,166
Class R shares	$143	$636	$1,157	$2,585
Institutional Class shares	$87	$489	$916	$2,107
Institutional Service Class shares	$102	$514	$951	$2,169

You would pay the following expenses on the same investment if you did not sell your shares:

	1 Year	3 Years	5 Years	10 Years
Class C shares	$188	$803	$1,444	$3,166

Portfolio Turnover

The Global Unconstrained Fixed Income Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 173.93% of the average value of its portfolio.

Principal Strategies

As an “unconstrained” fund, the Global Unconstrained Fixed Income Fund has the flexibility to invest in all fixed income asset classes across varying sectors, maturities and credit qualities. The Fund may also invest in derivative instruments to hedge currency, credit and interest rate exposure and for speculative purposes. As a non-fundamental policy, under normal market conditions, the Global Unconstrained Fixed Income Fund invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in fixed income securities of issuers located in a number of countries throughout the world, which may include the U.S. If the Global Unconstrained Fixed Income Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and, if necessary, will change the name of the Global Unconstrained Fixed Income Fund.

Under normal market conditions, the Fund will invest significantly (at least 40%—unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) in non-U.S. issuers.  A company is considered a non-U.S. issuer if Fund management determines that the company meets one or more of the following criteria: the company

•                  is organized under the laws of or has its principal place of business in a country outside the U.S.;

•                  has its principal securities trading market in a country outside the U.S.;

•                  alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country outside the U.S.; and/or

•                  issues securities denominated in the currency of a country outside the U.S.

Under normal market conditions, the Fund invests in securities from at least three different countries.  There is no limit on the Fund’s ability to invest in emerging market countries.

The Fund may invest in holdings of any maturity and does not attempt to maintain any particular weighted average maturity.  The Fund also has no stated average portfolio duration range, and its average portfolio duration may be long or short.  Duration is a measure used to determine the sensitivity of a security’s price to interest rate changes.  The longer a security’s duration, the more sensitive it will be to interest rates.

The investment team seeks to achieve the Fund’s investment objective through various market environments by managing portfolio duration, credit risk and volatility.  The investment team bases its investment decisions on fundamental factors, including economic, market and currency trends and credit quality. The Fund may purchase securities denominated in foreign currencies or in U.S. Dollars. The investment team intends to seek to enhance return by managing currency exposure, involving primarily hedging transactions but also speculating in comparative changes in currency exchange rates.

The Fund may invest in all types of fixed income asset classes, including, but not limited to:

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•                       corporate bonds, debentures and notes;

•                       convertible debt securities;

•                       preferred stocks;

•                       government securities;

•                       municipal and other government-related securities;

•                       mortgage-backed and other asset-backed securities;

•                       variable and floating rate instruments;

•                       private placements including securities issued under Rule 144A and/or Regulation S (“Regulation S Securities”); and

•                       repurchase agreements involving portfolio securities.

The Fund may also invest in money market instruments or hold cash to the extent deemed advisable by the Adviser in seeking to achieve the Fund’s investment objective.

The Fund may invest up to:

•                       50% of net assets in fixed income securities rated below investment grade (junk bonds);

•                       40% of assets in securities of issuers located in any single foreign country;

•                       25% of assets in the securities of any one foreign government, its agencies, instrumentalities and political subdivisions; and

•                       20% of net assets in equity securities, including common stocks, warrants and rights.

Fixed income securities are considered below investment grade if rated below investment grade by Moody’s Investors Services, Inc. (“Moody’s”) (below Baa3), Standard & Poor’s Rating Services (“S&P”) (below BBB-), or Fitch, Inc. (“Fitch”) (below BBB-) or, if unrated, determined by the Adviser to be of comparable quality.  In the event that a security receives different ratings from different nationally recognized statistical rating organizations (“NRSROs”), the Adviser will treat the security as being rated in the lowest rating category received from an NRSRO.

In pursuing its investment strategies, the Fund also intends to invest in financial derivative instruments. A derivative is a contract whose value is based on the performance of an underlying financial asset, index or economic measure. In general, these financial derivative instruments include, but are not limited to, futures, options, swaps (including, but not limited to, credit and credit-default, interest rate and inflation swaps and options on swaps (commonly referred to as swaptions)), forward foreign currency exchange contracts and options, and credit linked notes.  The Fund is permitted to write credit default swaps.  The Fund intends to primarily purchase and sell forward foreign currency exchange contracts, interest rate futures and swaps and credit default swaps. The Fund may use these derivative techniques for a wide variety of purposes, including, but not limited to, the following:

•                       to manage the Fund’s interest rate, credit and currency exposure;

•                       as a substitute for taking a position in the underlying asset (where the Adviser feels that a derivative exposure to the underlying asset represents better value than a direct exposure);

•                       to gain an exposure to the composition and performance of a particular index (provided always that the Fund may not have an indirect exposure through an index to an instrument or currency to which it could not have direct exposure);

•                       as a hedging strategy;

•                       to seek to increase total returns (which is considered a speculative practice); and

•                       to take short positions via derivatives in securities, interest rates, credits, currencies and markets.

To the extent that the Fund invests in derivatives with an underlying asset that meets the 80% policy, the market value of the derivative would be included to meet the 80% minimum.  Derivative strategies involve risks which are further detailed in Principal Risks: Derivatives Risk.

The Fund may have high portfolio turnover and the portfolio turnover rate may exceed 100% per year.

Principal Risks

The Global Unconstrained Fixed Income Fund cannot guarantee that it will achieve its investment objective.

As with any fund, the value of the Fund’s investments — and therefore, the value of Fund shares — may fluctuate. These changes may occur because of:

Active Trading Risk — The Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective. If the Fund does trade this way, it may incur increased costs, which can lower the actual return of the Fund.

Asset-Backed Securities — Like traditional fixed income securities, the value of asset-backed securities typically increases when interest rates fall and decreases when interest rates rise. Certain asset-backed securities may also be subject to the risk of prepayment.

Call and Redemption Risk — Some bonds allow the issuer to call a bond for redemption before it matures. If this happens, the Fund may be required to invest the proceeds in securities with lower yields.

Corporate Bonds — Corporate bonds are debt

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instruments issued by domestic or foreign corporations or similar entities. Corporate bonds can decline in value in response to changes in the financial condition of the issuer and involve a risk of loss in case of issuer default or insolvency.

Country/Regional Focus Risk — Significant exposure to a single country or geographical region involves increased currency, political, regulatory and other risks. Market swings in the targeted country or geographical region likely will have a greater effect on portfolio performance than they would in a more geographically diversified fund.

Credit Risk — A debt instrument’s price depends, in part, on the credit quality of the issuer, borrower, counterparty, or underlying collateral and can decline in response to changes in the financial condition of the issuer, borrower, counterparty, or underlying collateral, or changes in specific or general market, economic, industry, political, regulatory, geopolitical, or other conditions.

Derivatives Risk (including Options, Futures and Swaps) — Derivatives are speculative and may hurt the Fund’s performance.  Derivatives present the risk of disproportionately increased losses and/or reduced opportunities for gains when the financial asset or measure to which the derivative is linked changes in unexpected ways. The potential benefits to be derived from the Fund’s options, futures and derivatives strategy are dependent upon the portfolio managers’ ability to discern pricing inefficiencies and predict trends in these markets, which decisions could prove to be inaccurate. This requires different skills and techniques than predicting changes in the price of individual debt securities, and there can be no assurance that the use of this strategy will be successful.

Speculative Exposure Risk - To the extent that a derivative or practice is not used as a hedge, the Fund is directly exposed to its risks. Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost. For example, potential losses from speculative short sales are unlimited.

Hedged Exposure Risk — Losses generated by a derivative or practice used by the Fund for hedging purposes should be substantially offset by gains on the hedged investment. However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

Correlation Risk — The Fund is exposed to the risk that changes in the value of a hedging instrument will not match those of the investment being hedged.

Counterparty Risk - Derivative transactions depend on the creditworthiness of the counterparty and the counterparty’s ability to fulfill its contractual obligations.

Emerging Markets Risk — A magnification of the risks that apply to foreign investments. These risks are greater for securities of companies in emerging market countries because the countries may have less stable governments, more volatile currencies and less established markets (see “Foreign Securities Risk” below).

Extension Risk — Principal repayments may not occur as quickly as anticipated, causing the expected maturity of a security to increase.  Rapidly rising interest rates may cause prepayments to occur more slowly than expected, thereby lengthening the maturity of the securities held by the Fund and making their prices more sensitive to rate changes and more volatile.

Foreign Currency Exposure Risk — The value of foreign currencies relative to the U.S. Dollar fluctuates in response to market, economic, political, regulatory, geopolitical or other conditions. A decline in the value of a foreign currency versus the U.S. Dollar reduces the value in U.S. Dollars of investments denominated in that foreign currency. This risk may impact the Fund more greatly to the extent the Fund does not hedge its currency risk, or hedging techniques used by the Adviser are unsuccessful.

Foreign Government Securities Risk — Debt securities issued by foreign governments are often supported by the full faith and credit of the foreign governments. These foreign governments may permit their subdivisions, agencies or instrumentalities to have the full faith and credit of the foreign governments. The issuer of foreign government securities may be unwilling or unable to pay interest or repay principal when due. A government entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by a number of political, economic, financial and other factors. The Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the illiquidity and increased price volatility of a foreign government’s debt securities. A foreign government’s default on its debt securities may cause the value of securities held by the Fund to decline significantly.

Foreign Securities Risk — Foreign securities may be more volatile, harder to price and less liquid than U.S. securities. They are subject to different accounting and regulatory standards, and political and economic risks.

High-Yield Bonds and Other Lower-Rated Securities Risk — The Fund’s investments in high-

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yield bonds (commonly referred to as “junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss.  Investments in high-yield bonds are speculative and issuers of these securities are generally considered to be less financially secure and less able to repay interest and principal than issuers of investment-grade securities.  Prices of high-yield bonds tend to be very volatile.  These securities are less liquid than investment-grade debt securities and may be difficult to price or sell, particularly in times of negative sentiment toward high-yield securities.

Illiquid Securities Risk — Illiquid securities are assets which may not be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the investment on its books and may include such securities as those not registered under U.S. securities laws or securities that cannot be sold in public transactions. An inability to sell a portfolio position can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities. Illiquid securities and relatively less liquid securities may also be difficult to value.  Over recent years, the capacity of dealers to make markets in fixed income securities has been outpaced by the growth in the size of the fixed income markets. Liquidity risk may be magnified in a rising interest rate environment or when investor redemptions from fixed income funds may be higher than normal, due to the increased supply in the market that would result from selling activity.

The Fund employs proprietary procedures and tests using third-party and internal data inputs that seek to assess and manage the liquidity of its portfolio holdings. The Fund’s procedures and tests take into account relevant market, trading and other factors, and monitor whether liquidity assessments should be adjusted based on changed market conditions. These procedures and tests are designed to assist the Fund in determining its ability to meet redemption requests in various market conditions. In light of the dynamic nature of markets, there can be no assurance that these procedures and tests will enable the Fund to ensure that it has sufficient liquidity to meet redemption requests.

Impact of Large Redemptions and Purchases of Fund Shares — Occasionally, shareholders may make large redemptions or purchases of Fund shares, which may cause the Fund to have to sell securities or invest additional cash. These transactions may adversely affect the Fund’s performance and increase transaction costs. In addition, large redemption requests may exceed the cash balance of the Fund and result in credit line borrowing fees and/or overdraft charges to the Fund until the sales of portfolio securities necessary to cover the redemption request settle.

Interest Rate Risk — The Fund’s fixed income investments are subject to interest rate risk, which generally causes the value of a fixed income portfolio to decrease when interest rates rise resulting in a decrease in the Fund’s net assets. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Interest rate fluctuations tend to have a greater impact on fixed income-securities with a greater time to maturity and/or lower coupon.  A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration.  In periods of market volatility, the market values of fixed income securities may be more sensitive to changes in interest rates.

Issuer Risk — The value of a security may decline for reasons directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.

Market Risk — Deteriorating market conditions might cause a general weakness in the market that reduces the prices of securities in those markets in which the Fund invests.

Mortgage-Related Securities Risk — The Fund may invest in mortgage-related securities. Rising interest rates may cause an issuer to exercise its right to pay principal later than expected which tends to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a fund that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates.

Non-Hedging Foreign Currency Trading Risk —Foreign exchange rates can be extremely volatile and a variance in the degree of volatility of the market or in the direction of the market from the Adviser’s expectations may produce significant losses to the Fund.

Prepayment Risk — As interest rates decline, debt issuers may repay or refinance their loans or obligations earlier than anticipated.  The issuers of fixed income securities may, therefore, repay principal in advance.  This forces the Fund to reinvest the proceeds from the principal prepayments at lower rates, which reduces the Fund’s income.

Sector Risk — To the extent that the Fund has a significant portion of its assets invested in securities

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of companies conducting business in a broadly related group of industries within an economic sector, the Fund may be more vulnerable to unfavourable developments in that economic sector than funds that invest more broadly.

Financials Sector Risk. To the extent that the financials sector is represented by a significant portion of the Fund’s portfolio, the Fund will be sensitive to changes in, and its performance may depend to a greater extent on, factors impacting this sector. Performance of companies in the financials sector may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in interest rates, and decreased liquidity in credit markets. The impact of more stringent capital requirements, recent or future regulation of any individual financial company, or recent or future regulation of the financials sector as a whole cannot be predicted. In recent years, cyber attacks and technology malfunctions and failures have become increasingly frequent in this sector and have caused significant losses.

Securities Selection Risk — The investment team may select securities that underperform the market or other funds with similar investment objectives and strategies.

Valuation Risk — The lack of active trading markets may make it difficult to obtain an accurate price for a security held by the Fund.

Variable and Floating Rate Securities Risk — Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general.

If the value of the Fund’s investments decreases, you may lose money.

For additional information regarding the above identified risks, see “Fund Details: Additional Information about Investments, Investment Techniques and Risks” in the prospectus.

Performance

The bar chart and table below can help you evaluate potential risks of the Global Unconstrained Fixed Income Fund. The bar chart shows how the Fund’s annual total returns for Institutional Service Class have varied from year to year. The returns in the table reflect the maximum sales charge for Class A. The table compares the Fund’s average annual total returns to the returns of the BofA Merrill Lynch 3-Month US Treasury Note Index and the Barclays Global Aggregate Bond Index, each a broad-based securities index. Effective August 15, 2016, the BofA Merrill Lynch 3-Month US Treasury Note Index replaced the Barclays Global Aggregate Bond Index as the Fund’s benchmark index in connection with the change in the Fund’s investment objective and strategy.  Remember, however, that past performance (before and after taxes) is not necessarily indicative of how the Fund will perform in the future.  For updated performance information, please visit www.aberdeen-asset.us or call 866-667-9231.

The Fund changed its investment strategy effective August 15, 2016.  Performance information for periods prior to August 15, 2016 does not reflect the current investment strategy.  In connection with the change in investment strategy, the Fund changed its name from Aberdeen Global Fixed Income Fund to Aberdeen Global Unconstrained Fixed Income Fund.  The returns presented for the Fund for periods prior to July 20, 2009 reflect the performance of a predecessor fund (the “Predecessor Fund”). The Fund adopted the performance of the Predecessor Fund as the result of a reorganization in which the Fund acquired all of the assets, subject to the liabilities, of the Predecessor Fund. The Fund and the Predecessor Fund had substantially similar investment objectives and strategies prior to the Fund’s adoption of its current investment strategy on August 15, 2016.

Returns of the Predecessor Fund have not been adjusted to reflect the expenses applicable to the respective classes. Institutional Service Class returns for periods prior to July 20, 2009 are based on the previous performance of the Common Class shares of the Predecessor Fund. Institutional Class returns prior to the commencement of operations of the Institutional Class (inception date: July 20, 2009) are based on the previous performance of the Predecessor Fund’s Common Class shares. Excluding the effect of any fee waivers or reimbursements, this performance is substantially similar to what each individual class would have produced because all classes invest in the same portfolio of securities.  Returns would only differ to the extent of the differences in expenses between the two classes.

Class R shares have not been in operation for a full calendar year; therefore no performance information for Class R shares is provided.  The returns for Class R shares will be substantially similar to returns for Institutional Service Class shares because the shares are invested in the same portfolio of securities and will only differ to the extent that the Classes have different expenses.

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Annual Total Returns — Institutional Service Class Shares*
(Years Ended Dec. 31)

*The Annual Total Returns shown above represent a different class than the class selected for the Prospectus dated February 27, 2015.  Both classes commenced operations on the same date.

Highest Return: 7.89% 3rd quarter 2009

Lowest Return: -4.81% 3rd quarter 2008

Year-to-Date Return (June 30, 2016): [  ]%

After-tax returns are shown in the following table for Institutional Service Class shares only and will vary for other classes. After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Your actual after-tax return depends on your personal tax situation and may differ from what is shown here. After-tax returns are not relevant to investors in tax-deferred arrangements, such as individual retirement accounts, 401(k) plans or certain other employer-sponsored retirement plans.

Average Annual Total Returns
as of December 31, 2015

	1 Year	5 Years	10 Years
Institutional Service Class shares — Before Taxes	-4.70%	-0.22%	2.95%
Institutional Service Class shares — After Taxes on Distributions	-4.84%	-0.87%	1.78%
Institutional Service Class Shares — After Taxes on Distributions and Sale of Fund Shares	-2.66%	-0.40%	1.87%
Class A shares — Before Taxes	-8.84%	-1.21%	2.32%
Class C shares — Before Taxes	-6.42%	-1.08%	1.99%
Institutional Class shares — Before Taxes	-4.55%	-0.07%	3.03%
BofA Merrill Lynch 3-Month US Treasury Note Index (reflects no deduction for fees, expenses or taxes)	0.08%	0.21%	0.43%
Barclays Global Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-3.15%	0.90%	3.74%

Investment Adviser

Aberdeen Asset Management Inc. (the “Adviser”) serves as the Global Unconstrained Fixed Income Fund’s investment adviser and Aberdeen Asset Managers Limited (“AAML”) serves as the Fund’s subadviser.

Portfolio Managers

The Fund is managed using a team-based approach, with the following team members being jointly and primarily responsible for the day-to-day management of the Fund:

Name	Title	Served on the Fund Since
Oliver Boulind, CFA®	Head of Global Fixed Income	2009
József Szabó, CFA®	Head of Global Macro	2012
Richard Smith, CFA®	Senior Investment Manager, Global Credit	2009
Maximilien Macmillan	Investment Manager, Global Credit	2016
James Athey	Investment Manager, Global Macro	2012

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Purchase and Sale of Fund Shares

The Fund’s minimum investment requirements are as follows:

CLASS A and CLASS C SHARES

To open an account	$1,000
To open an IRA account	$1,000
Additional investments	$50
To start an Automatic
Investment Plan	$1,000
Additional Investments (Automatic Investment Plan)	$50

CLASS R SHARES

To open an account	No Minimum
Additional investments	No Minimum

INSTITUTIONAL CLASS SHARES

To open an account	$1,000,000
Additional investments	No Minimum

INSTITUTIONAL SERVICE CLASS SHARES

To open an account	$1,000,000
Additional investments	No Minimum

Minimum investment requirements do not apply to purchases by employees of the Adviser or its affiliates (or their spouses, children or immediate relatives), and generally do not apply to retirement plans, fee-based programs or omnibus accounts. Certain endowments, non-profits, and charitable organizations may also be eligible for waiver of minimum investment requirements. If you purchase shares through an intermediary, different minimum account requirements may apply. The Trust reserves the right to apply or waive investment minimums under certain circumstances.

Fund shares may be redeemed on each day that the New York Stock Exchange is open.  Fund shares may be sold by mail or fax, by telephone or on-line.

Tax Information

The Fund’s dividends and distributions are subject to federal income taxes and will be taxed as ordinary income or capital gains, unless you are a tax-exempt investor or invest through a qualified employee benefit plan, retirement plan or other tax-deferred account, in which case your withdrawals from such account may be taxed as ordinary income.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your financial advisor to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.

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Fund Details

Additional Information about Principal Strategies

The Global Unconstrained Fixed Income Fund’s investment team employs a fundamental, bottom-up investment process, which is characterized by intensive first-hand research that includes detailed evaluation of issuers and securities. Particularly for the global and non-US strategies, the team also utilizes internally developed macro views when constructing portfolios. Securities that are identified as potential purchase candidates are evaluated by the research team from two perspectives: fundamentals, and relative valuation (cheapness).  The investment team will add a security only after it is determined that the issuer is fundamentally sound, and that the security’s valuation is attractive relative to other potential alternatives.  Similarly, investments that achieve full valuation or are deemed to no longer be fundamentally sound are sold from portfolios and replaced by more attractive securities.  There is continuous dialogue and sharing of research and information among all of the investment management professionals at the firm, including portfolio managers, research analysts and traders.

The investment objective of the Fund is not fundamental and may be changed by the Board of Trustees without shareholder approval.

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Additional Information about Investments, Investment Techniques and Risks

The principal investments and principal risks of the Fund are disclosed in the Fund’s Summary section.  The table below and the paragraphs that follow show more information about the principal (marked with a “✓”) and certain non-principal (marked with a “•”) investment methods and securities that the Fund may use and the related risks.  The Statement of Additional Information also contains information on additional investments in which the Fund may invest to a lesser degree and additional risks to which the Fund may be subject.

✓ = principal

• = non-principal

Active Trading Risk	✓
Asset-Backed Securities	✓
Bank Loan Risk	•
Bank Obligations	•
Call and Redemption Risk	✓
Convertible Securities	•
Corporate Bonds	✓
Counterparty or Third Party Risk	•
Country/Regional Focus Risk	✓
Credit Default Swap Risk	•
Credit Risk	✓
Custody/Sub-Custody Risk	•
Depositary Receipts	•
Derivatives Risk	✓
Emerging Markets Risk	✓
Event Risk	•
Extension Risk	✓
Fixed Income Securities	•
Foreign Currency Exposure Risk	✓
Foreign Government Securities Risk	✓
Foreign Securities Risk	✓

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High-Yield Bonds and Other Lower-Rated Securities Risk	✓
Illiquid Securities Risk	✓
Impact of Large Redemptions and Purchases of Fund Shares	✓
Impact of Sub-Prime Mortgage Market	•
Inflation Risk	•
Interest Rate Risk	✓
Investment-Grade Debt Securities	•
Issuer Risk	✓
Leverage Risk	•
Management Risk	•
Market Events Risk	•
Market Risk	✓
Mortgage-Related Securities Risk	✓
Non-Hedging Foreign Currency Trading Risk	✓
Preferred Stock	•
Prepayment Risk	✓
Private Placements and Other Restricted Securities	•
Repurchase Agreements	•
Rights Issues and Warrants	•
Sector Risk	✓
Securities Lending	•
Securities Selection Risk	✓
Structured Instruments	•
Temporary Investments	•
U.S. Government Securities	•

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Risk
Valuation Risk	✓
Variable and Floating Rate Securities Risk	✓
When-Issued Securities and Forward Commitments	•
Zero Coupon Bonds	•

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Active Trading Risk — To the extent the Fund engages in active and frequent trading of portfolio securities, which would result in a higher portfolio turnover rate, the Fund may incur increased costs, which can lower the actual return of the Fund. Active trading or high portfolio turnover may also increase short term gains and losses, which may affect taxes that must be paid.

Asset-Backed Securities — Like traditional fixed income securities, the value of asset-backed securities typically increases when interest rates fall and decreases when interest rates rise. Certain asset-backed securities may also be subject to the risk of prepayment. In a period of declining interest rates, borrowers may pay what they owe on the underlying assets more quickly than anticipated. Prepayment reduces the yield to maturity and the average life of the asset-backed securities. In addition, when the Fund reinvests the proceeds of a prepayment, it may receive a lower interest rate. In a period of rising interest rates, prepayments may occur at a slower rate than expected. As a result, the average maturity of the Fund’s portfolio may increase. Prepayments also vary based on, among other factors, general economic conditions and other demographic conditions. The value of longer term securities generally changes more in response to changes in interest rates than shorter term securities. Asset-backed securities present credit risks that are not presented by mortgage-backed securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed. The risk of default by borrowers is greater during periods of rising interest rates and/or unemployment rates. In addition, instability in the markets for asset-backed securities may affect the liquidity of such securities, which means the Fund may be unable to sell such securities at an advantageous time and price. As a result, the value of such securities may decrease and the Fund may incur greater losses on the sale of such securities than under more stable market conditions. Furthermore, instability and illiquidity in the market for lower-rated asset-backed securities may affect the overall market for such securities thereby impacting the liquidity and value of higher-rated securities.

Asset-backed securities may also be structured as pools of assets whose cash flows are “passed through” to the holders of the securities via monthly payments of interest and principal, similar to mortgage-backed securities (referred to as “Other Asset-Backed Securities”). The Fund may invest in a variety of Other Asset-Backed securities which may be subject to additional risks.

At times, instability in the markets for fixed income securities, particularly Other Asset-Backed Securities, may significantly decrease the liquidity of portfolios that invest in Other Asset-Backed Securities. In the event of redemptions, to the extent the Fund invests in Other Asset-Backed Securities, the Fund may be unable to sell these portfolio securities at a fair price. As a result of this illiquidity, the Fund may incur a greater loss on the sale of such securities than under more stable market conditions. Such losses can impact the Fund’s performance.

Bank Loan Risk — Bank loans include floating and fixed-rate debt obligations. Floating rate loans are debt obligations issued by companies or other entities with floating interest rates that reset periodically. Bank loans may include, but are not limited to, term loans, delayed funding loans, bridge loans and revolving credit facilities. Loan interest will primarily take the form of assignments purchased in the primary or secondary market but may include participants. Floating rate loans are secured by specific collateral of the borrower and are senior to most other securities of the borrower (e.g., common stock or debt instruments) in the event of bankruptcy. Floating rate loans are often issued in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings. Floating rate loans are typically structured and administered by a financial institution that acts as the agent of the lenders participating in the floating rate loan. Floating rate loans may be acquired directly through the agent, as an assignment from another lender who holds a direct interest in the floating rate loan, or as a participation interest in another lender’s portion of the floating rate loan.

There are a number of risks associated with an investment in bank loans including credit risk, interest rate risk, illiquid securities risk, and prepayment risk. There is also the possibility that the collateral securing a loan, if any, may be difficult to liquidate or be insufficient to cover the amount owed under the loan. These risks could cause the Fund to lose income or principal on a particular investment, which in turn could affect the Fund’s returns. In addition, bank loans may settle on a delayed basis, resulting in the proceeds from the sale of such loans not being readily available to make additional investments or to meet the Fund’s redemption obligations. To the extent the extended settlement process gives rise to short-term liquidity needs, the Fund may hold additional cash, sell investments or temporarily borrow from banks or other lenders.

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Bank Obligations — Bank obligations are obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of the banking industry.

Call and Redemption Risk — Some bonds allow the issuer to call a bond for redemption before it matures. If an issuer calls a security that the Fund has invested in, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Convertible Securities — Convertible securities are generally debt securities or preferred stocks that may be converted into common stock. Convertibles typically pay current income as either interest (debt security convertibles) or dividends (preferred stocks). A convertible’s value usually reflects both the stream of current income payments and the value of the underlying common stock. The market value of a convertible performs like that of a regular debt security, that is, if market interest rates rise, the value of a convertible usually falls. Since it is convertible into common stock, the convertible also has the same types of market and issuer risk as the underlying common stock.

Contingent Convertible Securities.  The Fund may invest in contingent convertible securities, or “CoCos”.  These securities are usually deeply subordinated instruments with long maturities that contain a conversion mechanism that is governed by the issuer’s ability to meet certain minimum financial and accounting ratios as promulgated by statutory regulatory authorities such as banking regulators or macro prudential regulatory authorities.  If the issuer triggers the CoCo’s conversion mechanism, the contingent convertible security’s principal may be (1) permanently written off in total, (2) temporarily written off in total or in part with principal reinstatement contingent upon the issuer re-attaining compliance with statutorily required financial and accounting ratios, or (3) converted into common equity or into a security ranking junior to the contingent convertible security.  In any or all of these circumstances, the CoCo’s value may be partially or completely impaired either temporarily or permanently. Many, but not all, contingent convertible securities are rated as speculative or ‘High Yield’ by NRSROs.

Corporate Bonds — Corporate bonds are debt instruments issued by domestic or foreign corporations or similar entities.  Corporate bonds can decline in value in response to changes in the financial condition of the issuer and involve a risk of loss in case of issuer default or insolvency.

Counterparty or Third Party Risk — Transactions involving a counterparty other than the issuer of the instrument, or a third party responsible for servicing the instrument, are subject both to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

The primary risk of swap transactions is the creditworthiness of the counterparty, since the integrity of the transaction depends on the willingness and ability of the counterparty to maintain the agreed-upon payment stream. If there is a default by a counterparty in a swap transaction, the Fund’s potential loss is the net amount of payments the Fund is contractually entitled to receive for one payment period (if any, the Fund could be in a net payment position), not the entire notional amount, which does not change hands in a swap transaction. Swaps do not involve the delivery of securities or other underlying assets or principal as collateral for the transaction. The Fund may have contractual remedies pursuant to the swap agreement but, as with any contractual remedy, there is no guarantee that the Fund would be successful in pursuing them—the counterparty may be judgment proof due to insolvency, for example. The Fund thus assumes the risk that it may be delayed or prevented from obtaining payments owed to it. The standard industry swap agreements do, however, permit the Fund to terminate a swap agreement (and thus avoid making additional payments) in the event that a counterparty fails to make a timely payment to the Fund.

Country/Regional Focus Risk — Focusing on a single country or geographical region involves increased currency, political, regulatory and other risks. Market swings in the targeted country or geographical region likely will have a greater effect on portfolio performance than they would in a fund with a wider geographical allocation.

Credit Default Swap Risk — The Fund may buy or sell credit default swaps.  Credit default swap contracts, a type of derivative instrument, involve special risks and may result in losses to the Fund. Credit default swaps may in some cases be illiquid, and they increase credit risk since the Fund has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap. Swaps may be difficult to unwind or terminate. The swap market could be disrupted or limited as a result of recent legislation, and these changes could adversely affect the Fund. As a seller in a credit

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default swap contract, the Fund pays the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default (or similar event) by a third party, such as a U.S. or foreign issuer, on the debt obligation. In return, the Fund receives from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default (or similar event) occurs. The Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap.

Credit Risk — Credit risk refers to the likelihood that an issuer will default in the payment of the principal or interest on an instrument and is broadly gauged by the credit ratings of the securities in which the Fund invests. However, ratings are only the opinions of rating agencies and are not guarantees of the quality of the securities. In addition, the depth and liquidity of the market for a fixed income security may affect its credit risk. Credit risk of a security may change over its life and rated securities are often reviewed and may be subject to downgrade by a rating agency. A fund purchasing bonds faces the risk that the creditworthiness of an issuer may decline, causing the value of the bonds to decline. In addition, an issuer may not be able to make timely payments on the interest and/or principal on the bonds it has issued. Because the issuers of high-yield bonds or junk bonds (bonds rated below the fourth highest category) may be in uncertain financial health, the prices of these bonds may be more vulnerable to bad economic news or even the expectation of bad news, than investment-grade bonds. In some cases, bonds, particularly high-yield bonds, may decline in credit quality or go into default. Because the Fund may invest in securities not paying current interest or in securities already in default, these risks may be more pronounced. Fixed income securities are not traded on exchanges. The over-the-counter market may be illiquid, and there may be times when no counterparty is willing to purchase or sell certain securities.  The nature of the market may make valuations difficult or unreliable.

Custody/Sub-Custody Risk — To the extent that the Fund invests in markets where custodial and/or settlement systems are not fully developed, there may be very limited regulatory oversight of certain foreign banks or securities depositories that hold foreign securities and foreign currency. The laws of certain countries may limit the ability to recover such assets if a foreign bank or depository or their agents goes bankrupt and the assets of the Fund may be exposed to risk in circumstances where the custodian/sub-custodian or Adviser will have no liability.

Depositary Receipts — Depositary receipts typically issued by a bank or trust company, represent the ownership of underlying securities that are issued by a foreign company and held by the bank or trust company. American Depositary Receipts (“ADRs”) are usually issued by a U.S. bank trust or trust company and traded on a U.S. exchange. Global Depositary Receipts (“GDRs”) may be issued by institutions located anywhere in the world and traded in any securities market. European Depositary Receipts (“EDRs”) are issued in Europe and used in bearer form in European markets.

Depositary receipts may or may not be jointly sponsored by the underlying issuer. The issuers of unsponsored depositary receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts. Certain depositary receipts are not listed on an exchange and therefore may be considered to be illiquid securities.

Derivatives Risk — The Fund may invest in financial derivative instruments and/or utilize techniques and instruments for hedging and/or investment purposes, efficient portfolio management and/or to manage foreign exchange risks.  Derivatives are financial instruments, whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500® Index or the prime lending rate).

Derivatives include the purchase and sale of futures contracts, forward contracts, non-deliverable forwards, swaps, options, warrants and structured notes.

Futures contracts commit the parties to a transaction at a time in the future at a price determined when the transaction is initiated. Futures and options on futures are exchange-traded contracts that enable the Fund to hedge against or speculate on future changes in currency values, interest rates or stock indexes. Futures obligate the Fund (or give it the right, in the case of options) to receive or make payment at a specific future time based on those future changes. Futures contracts are traded through regulated exchanges and are “marked to market” daily.

Forward contracts are obligations to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure.

Options are instruments that provide a right to buy (call) or sell (put) a particular security or an index of securities at a fixed price within a certain time period. Options differ from forward and futures contracts in

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that the buyer of the option has no obligation to perform under the contract. An option is out-of-the-money if the exercise price of the option is above, in the case of a call option, or below, in the case of a put option, the current price (or interest rate or yield for certain options) of the referenced security or instrument. Use of put and call options may result in losses to the Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation the Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell.

A non-deliverable forward is an outright forward or futures contract in which counterparties settle the difference between the contracted non-deliverable forward price or rate and the prevailing spot price or rate on an agreed notional amount. They are used in various markets such as foreign exchange and commodities. Non-deliverable forwards are prevalent in some countries where forward contract trading has been banned or constrained by the government.

A swap is an agreement between two parties to exchange the proceeds of certain financial instruments or components of financial instruments. Parties may exchange streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as agreed to by the parties. A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives protection if an underlying financial instrument defaults. Interest rate swaps involve the exchange by the Fund with another party of its respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Currency swaps involve the exchange of the parties’ respective rights to make or receive payments in specified currencies. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement.

Warrants are securities that give the holder the right, but not the obligation, to purchase securities from an issuer at a fixed price within a certain time frame. Interest rate warrants are rights that are created by an issuer, typically a financial institution, entitling the holder to purchase, in the case of a call, or sell, in the case of a put, a specific bond issue or an interest rate index at a certain level over a fixed time period that can typically be exercised in the underlying instrument or settled in cash. Structured notes are securities for which the amount of principal repayments and/or interest payments is based upon the movement of one or more “factors.” These factors include, but are not limited to, currency exchange rates, interest rates (such as the prime lending rate and LIBOR), a single security, basket of securities, indices (such as the S&P 500® Index) and commodities.

Derivatives may be used for a wide variety of purposes, including, but not limited to, the following:

(i)             to manage the Fund’s interest rate, credit and currency exposure;

(ii)         as a substitute for taking a position in the underlying asset (where the Fund’s Adviser or Subadviser, as the case may be, believes that a derivative exposure to the underlying asset represents better value than a direct exposure);

(iii)       to gain an exposure to the composition and performance of a particular index; and

(iv)      to take short positions via derivatives in securities, interest rates, credits, currencies and markets.

In addition to the use of financial derivatives instruments, the Fund may also employ other techniques for efficient portfolio management, such as reverse repurchase transactions.

Without limiting the generality of the foregoing, the Fund’s Adviser or Subadviser may alter the currency exposure of the Fund, solely through the use of derivative contracts (without buying or selling underlying transferable securities or currencies).  The base currency of each Fund is U.S. Dollars.  Performance may be strongly influenced by movements in currency rates because the Fund may have exposure to a particular currency that is different from the value of the securities denominated in that currency held by the Fund.  Furthermore, the Fund’s portfolio may be fully or partially hedged back to the base currency if, in the opinion of the Fund’s adviser or sub-adviser, this is believed to be appropriate.

Derivatives are speculative and may hurt the Fund’s performance.  Derivatives present the risk of disproportionately increased losses and/or reduced opportunities for gains when the financial asset or measure to which the derivative is linked changes in unexpected ways. The potential benefits to be derived from the Fund’s options, futures and derivatives strategy are dependent upon the portfolio managers’ ability to discern pricing inefficiencies and predict trends in these markets, which decisions could prove to be inaccurate. This requires different skills and techniques than predicting changes in the price of individual equity or debt securities, and there can be no assurance that the use of this strategy will be successful. Some additional risks of investing in derivatives include:

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•                  the other party to the derivatives contract may fail to fulfill its obligations;

•                  their use may reduce liquidity and make the Fund harder to value, especially in declining markets;

•                  the Fund may suffer disproportionately heavy losses relative to the amount invested; and

•                  changes in the value of derivatives may not match or fully offset changes in the value of the hedged portfolio securities, thereby failing to achieve the original purpose for using the derivatives.

Speculative Exposure Risk — To the extent that a derivative or practice is not used as a hedge, the Fund is directly exposed to its risks. Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost. For example, potential losses from writing uncovered call options on currencies and from speculative short positions on currencies are unlimited.

Hedged Exposure Risk — Losses generated by a derivative or practice used by the Fund for hedging purposes should be substantially offset by gains on the hedged investment. However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains.

Correlation Risk — The Fund is exposed to the risk that changes in the value of a hedging instrument will not match those of the investment being hedged.

Counterparty Risk — Derivative transactions depend on the creditworthiness of the counterparty and the counterparty’s ability to fulfill its contractual obligations.

Legislation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, calls for the regulation of the derivatives markets.  The full extent and impact of the regulation are not yet known and may not be known for some time.  The regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.

In addition, the U.S. Securities and Exchange Commission recently proposed rules that may limit the extent to which the Fund may engage in derivatives transactions. It is not certain at this time how these rules, if adopted, would affect the Fund’s investment strategy.

Emerging Markets Risk — The risks of investing in foreign securities are increased in connection with investments in emerging markets. Emerging markets are countries generally considered to be relatively less developed or industrialized. Emerging markets often face economic problems that could subject the Fund to increased volatility or substantial declines in value. Deficiencies in regulatory oversight, market infrastructure, shareholder protections and company laws could expose the Fund to risks beyond those generally encountered in developed countries. In addition, profound social changes and business practices that depart from norms in developed countries’ economies have hindered the orderly growth of emerging economies and their markets in the past and have caused instability. High levels of debt tend to make emerging economies heavily reliant on foreign capital and vulnerable to capital flight. Countries in emerging markets are also more likely to experience high levels of inflation, deflation or currency devaluation, which could also hurt their economies and securities markets. For these and other reasons, investments in emerging markets are often considered speculative.

Event Risk — Event risk is the risk that a corporate event such as a restructuring, merger, leveraged buyout, takeover, or similar action may cause a decline in market value or credit quality of the issuer’s stocks or bonds due to factors including an unfavorable market response or a resulting increase in the issuer’s debt.  Added debt may significantly reduce the credit quality and market value of an issuer’s bonds.

Extension Risk — Extension risk is the risk that principal repayments will not occur as quickly as anticipated, causing the expected maturity of a security to increase.  Rapidly rising interest rates may cause prepayments to occur more slowly than expected, thereby lengthening the maturity of the securities held by the Fund and making their prices more sensitive to rate changes and more volatile.

Fixed Income Securities — Fixed income securities include fixed, variable and floating rate bonds, debentures, notes, mortgage-backed securities and asset-backed securities. Investments in fixed income securities (“debt securities”) may include investments in below-investment grade fixed income securities, which are generally referred to as “high yield securities” or “junk bonds”. Descriptions of the ratings used by S&P and Moody’s are included in the Statement of Additional Information (“SAI”).

Foreign Currency Exposure Risk — The Fund may be subject to the risk that foreign currencies may fluctuate in value relative to the U.S. Dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad. These risks may

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impact the Fund more greatly to the extent the Fund does not hedge its currency risk. To manage currency risk, the Fund may enter into foreign currency exchange contracts to hedge against a decline in the U.S. Dollar value of a security it already owns or against an increase in the value of an asset it expects to purchase. The Adviser’s use of hedging techniques does not eliminate exchange rate risk. In certain circumstances, the Adviser may hedge using a foreign currency other than the currency which the portfolio securities being hedged are denominated. This type of hedging entails greater risk because it is dependent on a stable relationship between the two currencies paired in the hedge and the relationship can be very unstable at times. If the Adviser is unsuccessful in its attempts to hedge against exchange rate risk, the Fund could be in a less advantageous position than if the Adviser did not establish any currency hedge. The Adviser may also employ strategies to increase the Fund’s exposure to certain currencies, which may result in losses from such currency positions. When deemed appropriate by the Adviser, the Adviser may from time to time seek to reduce foreign currency risk by hedging some or all of the Fund’s foreign currency exposure back into the U.S. Dollar. Losses on foreign currency transactions used for hedging purposes may be offset by gains on the assets that are the subject of the Fund’s hedge. The Fund may also purchase a foreign currency on a spot or forward basis in order to obtain potential appreciation of such currency relative to U.S. Dollar or to other currencies in which the Fund’s holdings are denominated (see “Non-Hedging Foreign Currency Trading Risk” for more detail). Losses on such transactions may not be offset by gains from other Fund assets.

The Fund’s gains from its positions in foreign currencies may accelerate and/or recharacterize the Fund’s income or gains at the Fund level and its distributions to shareholders. The Fund’s losses from such positions may also recharacterize the Fund’s income and its distributions to shareholders and may cause a return of capital to Fund shareholders.

To the extent a foreign government limits or causes delays in the convertibility or repatriation of its currency, this will adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Such actions could severely affect security prices, impair the Fund’s ability to purchase or sell foreign securities or transfer the Fund’s assets back into the U.S., or otherwise adversely affect the Fund’s operations.

Foreign Government Securities Risk — Debt securities issued by foreign governments are often supported by the full faith and credit of the foreign governments.  These foreign governments may permit their subdivisions, agencies or instrumentalities to have the full faith and credit of the foreign governments.  The issuer of foreign government securities may be unwilling or unable to pay interest or repay principal when due. A government entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, political or economic changes, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. The Fund may have limited recourse to compel payment in the event of a default.  Periods of economic uncertainty may result in the illiquidity and increased price volatility of a foreign government’s debt securities.  A foreign government’s default on its debt securities may cause the value of securities held by the Fund to decline significantly.

Foreign Securities Risk — The Fund uses various criteria to determine which country is deemed to have issued the securities in which the Fund invests. Because issuers often have activities and operations in several different countries, an issuer could be considered a non-U.S. issuer even though changes in the value of its securities held by the Fund are significantly impacted by its U.S. activities.  Similarly, an issuer could be classified as a U.S. issuer even when the changes in the value of the issuer’s securities held by the Fund are significantly impacted by non-U.S. activities.  Foreign securities may be more volatile, harder to price and less liquid than U.S. securities. Foreign investments involve some of the following risks as well:

•                       political and economic instability;

•                       the impact of currency exchange rate fluctuations;

•                       reduced information about issuers;

•                       higher transaction costs;

•                       less stringent regulatory and accounting standards; and

•                       delayed settlement.

Additional risks include the possibility that a foreign jurisdiction might impose or increase withholding taxes on income payable with respect to foreign securities; the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investment in a certain market); and the possible adoption of foreign governmental restrictions such as exchange controls.  The risks of investing in foreign securities are increased in connection with investments in emerging markets.  See “Emerging Markets Risk” above.

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Asian Risk. The Fund may invest its assets in Asian securities, and the Fund may be subject to general economic and political conditions in Asia. The Fund may invest a significant portion of its assets in Asian securities, and the Fund may be more volatile than a fund which is broadly diversified geographically. The Asian region may be subject to a greater degree of economic, political and social instability than is the case in the United States and Europe. Many Asian countries can be characterized as emerging markets or newly industrialized and tend to experience more volatile economic cycles than developed countries and are subject to the risks described above under “Emerging Markets Risk”. Many countries in Asia have historically experienced political uncertainty, corruption, military intervention and social unrest. To the extent that the Fund invests heavily in Asia, or the Asia-Pacific region, the Fund may be more volatile than a fund which is broadly diversified geographically. Additional factors relating to Asia that an investor in the Fund should consider include the following:

•                  Investing in Asian companies could be adversely affected by major hostilities in the area. If a military conflict or the perception of such a conflict occurs, it could affect many aspects of the region’s economy, which may subject the Fund to increased volatility and substantial declines in value.

•                  Many Asian countries are dependent on the economies of the United States and Europe as key trading partners. Reduction in spending on products and services or changes in the U.S. or European economies or their relationships with countries in the region may cause an adverse impact on the regional economy, which may have a negative impact on the Fund’s investment portfolio and share price.

•                  Most of the securities markets of Asia have substantially less volume than markets in the U.S., and debt securities of most companies in Asia are less liquid and more volatile than debt securities of U.S. companies of comparable size.

•                  Asia has historically depended on oil for most of its energy requirements. Almost all of its oil is imported. In the past, oil prices have had a major impact on the Asian economy.

•                  The Asian region has in the past experienced earthquakes, mud slides and tidal waves of varying degrees of severity (e.g., tsunami), and the risks of such phenomena, and the damage resulting from natural disasters, continue to exist.

For a more detailed analysis and explanation of the specific risks of investing in Asia, please see “Foreign Securities (including Developing Countries) - Asian Risk” in the SAI.

China Risk. In addition to the risks listed above under “Emerging Markets Risk,” “Foreign Securities Risk” and “ - Asian Risk,” investing in China presents additional risks. Concentrating investments in China and Hong Kong may make the Fund significantly more volatile than geographically diverse mutual funds. Additional risks associated with investments in China and Hong Kong include exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage) and differing legal standards. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economies and securities markets of China or Hong Kong. The Chinese government could, at any time, alter or discontinue economic reform programs implemented since 1978. Military conflicts, either in response to internal social unrest or conflicts with other countries, are an ever present consideration. The adoption or continuation of protectionist trade policies by one or more countries (including the U.S.) could lead to decreased demand for Chinese products and have an adverse effect on the Chinese securities markets.

Chinese authorities may intervene in the China securities market and halt or suspend trading of securities for short or even longer periods of time. Recently, the China securities market has experienced considerable volatility and been subject to relatively frequent and extensive trading halts and suspensions. These trading halts and suspensions have, among other things, contributed to uncertainty in the markets and reduced the liquidity of the securities subject to such trading halts and suspensions, which could include securities held by the Fund.

Exposure to China may be gained through investments in securities that are economically tied to China or, in some cases, through direct investment in China securities (described below under “ — Direct China Securities”).

Japan Risk. The Japanese yen has shown volatility over the past two decades and such volatility could affect returns in the future. The yen may also be affected by currency volatility elsewhere in Asia. Depreciation of the yen, and any other currencies in which the Fund’s securities are denominated, will decrease the value of the Fund’s holdings.

Japan’s growth prospects appear to be dependent on its export capabilities. Japan’s neighbors, in particular China, have become increasingly important export markets. Despite a strengthening in the economic relationship between

21

Japan and China, the countries’ political relationship has at times been strained in recent years. Should political tension increase, it could adversely affect the economy and destabilize the region as a whole. Japan also remains heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the economy.  The natural disasters that have impacted Japan and the ongoing recovery efforts have had a negative effect on Japan’s economy.  Japan has an aging population and, as a result, Japan’s workforce is shrinking. Japan’s economy may suffer if this trend continues.

Latin American Risk. The economies in Latin America are considered emerging market economies and are subject to the risks listed above under “Emerging Markets Risk”. Investing in Latin America imposes risks greater than, or in addition to, the risks of investing in more developed foreign markets.  Latin American countries may be subject to a greater degree of political, sovereign and economic instability and may experience more volatile economic cycles than developed countries. The developing nature of securities markets in many countries in the Latin American region may lead to a lack of liquidity.  Specifically, most economies in Latin America have historically been characterized by high levels of inflation, including, in some cases, hyperinflation and currency devaluations. In the past, these conditions have led to high interest rates, extreme measures by governments to limit inflation, and limited economic growth. Although inflation in many countries has lessened, the economies of the Latin American region continue to be volatile and characterized by high interest rates and unemployment. In addition, the economies of many Latin American countries are sensitive to fluctuations in commodities prices because exports of agricultural products, minerals and metals represent a significant percentage of Latin American exports.  As a result, to the extent the Fund is heavily invested in Latin America, it may be more volatile than a fund which is broadly diversified geographically. For a more detailed analysis and explanation of the specific risks of investing in Latin America, please see “Foreign Securities (including Developing Countries) — Latin America” in the SAI.

Europe — Recent Events Risk. A number of countries in Europe have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets in Europe and elsewhere have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread within and outside Europe.

Responses to the financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. In addition, one or more countries may abandon the euro, the common currency of the European Union, and/or withdraw from the European Union. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching. Whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of the Fund’s investments.

High-Yield Bonds and Other Lower-Rated Securities Risk — The Fund’s investments in high-yield bonds (commonly referred to as “junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss.  Investments in high-yield bonds are speculative and issuers of these securities are generally considered to be less financially secure and less able to repay interest and principal than issuers of investment-grade securities.  Prices of high-yield bonds tend to be very volatile.  These securities are less liquid than investment-grade debt securities and may be difficult to price or sell, particularly in times of negative sentiment toward high-yield securities.  The Fund’s investments in lower-rated securities may involve the following specific risks:

—           greater risk of loss due to default because of the increased likelihood that adverse economic or company specific events will make the issuer unable to pay interest and/or principal when due;

—           wider price fluctuations due to changing interest rates and/or adverse economic and business developments; and

—           greater risk of loss due to declining credit quality.

Illiquid Securities Risk — Illiquid securities are assets which may not be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the investment on its books and may include such securities as those not registered under U.S. securities laws or securities that cannot be sold in public transactions.

The Fund may invest to a greater degree in instruments that trade in lower volumes and may

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make investments that may be less liquid than other investments. The Fund may make investments that may become less liquid in response to market developments or adverse investor perceptions. When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the instrument at all. An inability to sell a portfolio position can adversely affect the Fund’s value or prevent the Fund from being able to take advantage of other investment opportunities. To meet redemption requests, the Fund may be forced to sell liquid securities at an unfavorable time and conditions.

Illiquid securities and relatively less liquid securities may also be difficult to value.  Over recent years, the capacity of dealers to make markets in fixed income securities has been outpaced by the growth in the size of the fixed income markets. Liquidity risk may be magnified in a rising interest rate environment or when investor redemptions from fixed income funds may be higher than normal, due to the increased supply in the market that would result from selling activity.

The Fund employs proprietary procedures and tests using third-party and internal data inputs that seek to assess and manage the liquidity of its portfolio holdings. The Fund’s procedures and tests take into account relevant market, trading and other factors, and monitor whether liquidity assessments should be adjusted based on changed market conditions. These procedures and tests are designed to assist the Fund in determining its ability to meet redemption requests in various market conditions. In light of the dynamic nature of markets, there can be no assurance that these procedures and tests will enable the Fund to ensure that it has sufficient liquidity to meet redemption requests.

Impact of Large Redemptions and Purchases of Fund Shares — Occasionally, shareholders may make large redemptions or purchases of Fund shares, which may cause the Fund to have to sell securities or invest additional cash. These transactions may adversely affect the Fund’s performance and increase transaction costs. In addition, large redemption requests may exceed the cash balance of the Fund and result in credit line borrowing fees and/or overdraft charges to the Fund until the sales of portfolio securities necessary to cover the redemption request settle.

Impact of Sub-Prime Mortgage Market — The Fund may invest in mortgage-backed, asset-backed and other fixed income securities whose value and liquidity may be adversely affected by the critical downturn in the sub-prime mortgage lending market in the U.S. sub-prime loans, which, have higher interest rates, are made to borrowers with low credit ratings or other factors that increase the risk of default. Concerns about widespread defaults on sub-prime loans have also created heightened volatility and turmoil in the general credit markets. As a result, the Fund’s investments in certain fixed income securities may decline in value, their market value may be more difficult to determine, and the Fund may have more difficulty disposing of them.

Inflation Risk — Inflation risk is the risk that prices of existing fixed-rate debt securities will decline due to inflation or the threat of inflation.  The income produced by these securities is worth less when prices for goods and services rise.  To compensate for this loss of purchasing power, the securities trade at lower prices.  Inflation also reduces the purchasing power of any income you receive from the Fund.

Interest Rate Risk — Interest rates have an effect on the value of the Fund’s fixed income investments because the value of those investments will vary as interest rates fluctuate. Generally, fixed income securities will decrease in value when interest rates rise and when interest rates decline, the value of fixed income securities can be expected to rise. The longer the effective maturity of the Fund’s securities, the more sensitive the Fund will be to interest rate changes. (As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of duration.) Duration is a measure of the average life of a fixed income security that was developed as a more precise alternative to the concepts of “term to maturity” or “average dollar weighted maturity” as measures of “volatility” or “risk” associated with changes in interest rates. With respect to the composition of a fixed income portfolio, the longer the duration of the portfolio, generally the greater the anticipated potential for total return, with, however, greater attendant interest rate risk and price volatility than for a portfolio with a shorter duration.

Investment-Grade Debt Securities — Investment-grade debt securities are debt securities rated within the four highest grades (AAA/Aaa through BBB/Baa) by S&P or Moody’s rating services, and unrated securities of comparable quality.

Issuer Risk — The value of a security may decline for reasons directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole.

Leverage Risk — Certain transactions may give rise to a form of leverage. Such transactions may include, among others, loans of securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create

23

leveraging risk. To mitigate leveraging risk, the Fund will segregate or “earmark” cash, liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions to satisfy its obligations to meet segregation requirements when it may not be advantageous to do so. Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s securities.

Management Risk — The Fund is subject to risk that the Adviser may make poor security selections. The Adviser and its portfolio managers apply their own investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will achieve the desired results for the Fund. In addition, the Adviser may select securities that underperform the relevant market of other funds with similar investment objectives and strategies.

Market Events Risk — The global financial crisis that began in 2008 caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. Government and the Federal Reserve, as well as certain foreign governments and their central banks took steps to support financial markets, including by keeping interest rates low.  More recently, the Federal Reserve has terminated certain of its market support activities.  The withdrawal of Federal Reserve or other U.S. or non-U.S. governmental or central bank support could negatively affect financial markets generally as well as reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Adviser.

In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the Fund’s investments may be negatively affected by such events.

Market Risk — Deteriorating market conditions might cause a general weakness in the market that reduces the prices of securities in that market. Developments in a particular class of bonds or the stock market could also adversely affect the Fund by reducing the relative attractiveness of bonds or stocks as an investment. Also, to the extent that the Fund emphasizes bonds or stocks from any given industry, it could be hurt if that industry does not do well. Additionally, the Fund could lose value if the individual stocks in which it maintains long positions and/or the overall stock markets on which the stocks trade decline in price. In addition, if a fund engages in short sales, it could lose value if the individual stocks sold short increase in price. Stocks and stock markets may experience short-term volatility (price fluctuation) as well as extended periods of price decline or increase. Individual stocks are affected by many factors, including:

•                       corporate earnings;

•                       production;

•                       management;

•                       sales; and

•                       market trends, including investor demand for a particular type of stock, such as growth or value stocks, small or large stocks, or stocks within a particular industry.

Stock markets are affected by numerous factors, including interest rates, the outlook for corporate profits, the health of the national and world economies, national and world social and political events, and the fluctuation of other stock markets around the world.

Mortgage-Related Securities Risk — Mortgage-related securities, sometimes referred to as mortgage-backed securities, are pools of residential or commercial mortgages whose cash flows are “passed through” to the holders of the securities via monthly payments of interest and principal.  The Fund may invest in mortgage-related securities. Rising interest rates may cause an issuer to exercise its right to pay principal later than expected which tends to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund will have to reinvest that money at the lower prevailing interest rates.

Because of prepayment risk and extension risk, mortgage-related securities react differently to changes in interest rates than other fixed income securities. Small movements in interest rates (both

24

increases and decreases) may quickly and significantly reduce the value of certain mortgage-related securities.

The Fund generally will invest in fixed or floating rate mortgage-backed securities which include, but are not limited to, U.S. Government agency securities issued by the Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and non-agency issued securities. The Fund may purchase securities on a when issued, to be announced, delayed delivery, delayed settlement, or forward commitment basis. The Fund may also utilize grantor trusts and senior classes of real estate investment conduits or other legal structures, including collateralized mortgage obligations (“CMOs”), as well as Interest Only (“IO”) or Principal Only (“PO”) instruments in combination with each other or with MBS pass-throughs to synthetically create pass-through equivalents. MBS pass-through roll proceeds may be re-invested in short duration instruments with an effective duration of 1 year or less including a short duration mutual fund or a pooled fund.

At times instability in the markets for fixed income securities, particularly mortgage-related securities may significantly decrease the liquidity of portfolios that invest in mortgage-backed securities. In the event of redemptions, the Fund that invests in mortgage-related securities may be unable to sell these portfolio securities at a fair price. As a result of this illiquidity, the Fund may incur a greater loss on the sale of such securities than under more stable market conditions. Such losses can impact the Fund’s performance.

Non-Hedging Foreign Currency Trading Risk — The Fund may engage in forward foreign currency transactions for speculative purposes. In pursuing this strategy, the Adviser seeks to profit from anticipated movements in currency rates by establishing “long” and/or “short” portions in forward contracts on various foreign currencies. Foreign exchange rates can be extremely volatile and a variance in the degree of volatility of the market or in the direction of the market from the Adviser’s expectations may produce significant losses to the Fund.

Preferred Stock — Preferred stock is a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets. Preferred stock may be convertible into common stock.

Prepayment Risk — As interest rates decline, debt issuers may repay or refinance their loans or obligations earlier than anticipated.  The issuers of mortgage- and asset-backed securities may, therefore, repay principal in advance.  This forces the Fund to reinvest the proceeds from the principal prepayments at lower rates, which reduces the Fund’s income.

In addition, changes in prepayment levels can change the value and increase the volatility of prices and yields on mortgage- and asset-backed securities.  If the Fund pays a premium (a price higher than the principal amount of the bond) for a mortgage- or asset-backed security and that security is prepaid, the Fund may not recover the premium, resulting in a capital loss.

Private Placements and Other Restricted Securities — Private placement and other restricted securities include securities that have been privately placed and are not registered under the Securities Act of 1933 (“1933 Act”), such as unregistered securities eligible for resale without registration pursuant to Rule 144A (“Rule 144A Securities”) and privately placed securities of U.S. and non-U.S. issuers offered outside of the U.S. without registration with the U.S. Securities and Exchange Commission pursuant to Regulation S (“Regulation S Securities”).

Private placements may offer attractive opportunities for investment not otherwise available on the open market.

Private placements securities typically may be sold only to qualified institutional buyers (or, in the case of the initial sale of certain securities, such as those issued in collateralized debt obligations or collateralized loan obligations, to accredited investors (as defined in Rule 501(a) under the 1933 Act)), or in a privately negotiated transaction or to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration. Rule 144A Securities and Regulation S Securities may be freely traded among certain qualified institutional investors, such as the Fund, but their resale in the U.S. is permitted only in limited circumstances.

Private placements typically are subject to restrictions on resale as a matter of contract or under federal securities laws. Because there may be relatively few potential purchasers for such securities, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund could find it more difficult to sell such securities when it may be advisable to do so or it may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it also may be more difficult to determine the fair value of such securities for purposes of computing the Fund’s net asset value due to the absence of a trading market.

Private placements and restricted securities may be considered illiquid securities, which could have the

25

effect of increasing the level of the Fund’s illiquidity. Additionally, a restricted security that was liquid at the time of purchase may subsequently become illiquid. Restricted securities that are determined to be illiquid may not exceed the Fund’s limit on investments in illiquid securities.

Repurchase Agreements — When entering into a repurchase agreement, the Fund essentially makes a short-term loan to a qualified bank or broker-dealer. The Fund buys securities that the seller has agreed to buy back at a specified time and at a set price that includes interest. There is a risk that the seller will be unable to buy back the securities at the time required and the Fund could experience delays in recovering amounts owed to it.

Rights Issues and Warrants — Rights issues give the right, to existing shareholders, to buy a proportional number of additional securities at a given price (generally at a discount) within a fixed period (generally on a short term period) and are offered at the company’s discretion.  Warrants are securities that give the holder the right to buy common stock at a specified price for a specified period of time. Warrants are speculative and have no value if they are not exercised before the expiration date.

Sector Risk — To the extent that the Fund has a significant portion of its assets invested in securities of companies conducting business in a broadly related group of industries within an economic sector, the Fund may be more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly.  The Fund may have a significant portion of its assets invested in securities in, and are therefore subject to the risks of, various economic sectors.

Securities Lending — The Fund may lend its portfolio securities. If the Fund lends securities, the Fund may be subject to the risk of default by the borrower. The Fund will require from the borrower collateral equal to: (i) for U.S. securities, 102% of the value of the securities loaned; and (ii) for non-U.S. securities, 105% of the value of the securities loaned. The value of the securities loaned will be marked to market on a daily basis, and the borrower will provide additional collateral to the Fund to the extent that the value of the securities loaned exceeds the value of collateral previously received by the Fund. The Fund may lose money if the borrower fails to timely return the securities loaned upon the termination of the loan and the value of the securities loaned exceeds the value of collateral received.

Securities Selection Risk — The investment team may select securities that underperform the relevant market or other funds with similar investment objectives and strategies.

Structured Instruments —Structured investments include swaps, structured securities and other instruments that allow the Fund to gain access to the performance of a benchmark asset (such as an index or selected bonds) that may be more attractive or accessible than the Fund’s direct investment.

Temporary Investments — If the Fund’s management believes that business, economic, political or financial conditions warrant, the Fund may invest without limit in cash or money market cash equivalents, including:

•                       short-term U.S. Government securities;

•                       certificates of deposit, bankers’ acceptances, and interest-bearing savings deposits of commercial banks;

•                       prime quality commercial paper;

•                       repurchase agreements covering any of the securities in which the Fund may invest directly;

•                       shares of money market funds; and

•                       shares of other investment companies that invest in securities in which the Fund may invest, to the extent permitted by applicable law.

The use of temporary investments prevents the Fund from fully pursuing its investment objective, and the Fund may miss potential market upswings.

U.S. Government Securities Risk — Securities issued by U.S. Government agencies or government sponsored entities may not be guaranteed by the U.S. Treasury. The U.S. Government does not guaranty the net asset value of the Fund’s shares. The Government National Mortgage Association (“GNMA” or “Ginnie Mae”), a wholly-owned U.S. Government corporation, is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA and backed by pools of mortgages insured by the Federal Housing Administration or the Department of Veterans Affairs. U.S. Government agencies or government-sponsored entities (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA” or “Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“FHLMC” or “Freddie Mac”). Pass-through securities issued by Fannie Mae are guaranteed as the timely payment of principal and interest by Fannie Mae but are not backed by the full faith and credit of the U.S. Government. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but its participation certificates are not backed by the full faith and credit of the U.S. Government. If a government-sponsored entity is unable to meet its obligations, the performance of the

26

Fund that holds securities of the entity may be adversely affected. U.S. Government obligations are ordinarily viewed as having minimal or no credit risk, but are still subject to interest rate risk.

In 2008, the U.S. Treasury Department and the Federal Housing Finance Administration (“FHFA”) placed FNMA and FHLMC into a conservatorship under FHFA. The effect that this conservatorship may have on these companies’ debt and equity securities is unclear. FHFA has the power to repudiate any contract entered into by FNMA or FHLMC prior to FHFA’s appointment if FHFA determines that performance of the contract is burdensome and the repudiation of the contract promotes the orderly administration of FNMA’s or FHLMC’s affairs. While the FHFA has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC, doing so would adversely affect holders of their mortgage-backed securities. FHFA also has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. In addition, holders of mortgage-backed securities issued by FNMA or FHLMC may not enforce certain rights related to such securities against FHFA, or the enforcement of such rights may be delayed, during the conservatorship. The Federal Government continues to review issues concerning the role of these agencies in the U.S. housing market.

Valuation Risk - For investments where market quotations are not readily available, or if the Adviser believes a market quotation does not reflect fair value, the Fund is required to fair value its investments. The Fund may rely on the quotations furnished by pricing services or third parties, including broker dealers and counterparties to price these investments, which may be inaccurate or unreliable. Fair market valuation entails specific risks, and these risks may be further complicated by the complexities of each transaction. The recent decline of worldwide economies has increased the volatility of market prices and has increased the level of uncertainty in valuations. Consequently, the Fund may have more frequently applied fair valuation determinations in determining net asset value. There is no uniform or single standard for fair valuation pricing. Miscalculations of fair valuation pricing may result in overestimating or underestimating the net asset value.

In addition, since foreign exchanges may be open on days when the Fund does not price its shares, the value of the securities in the Fund’s portfolio may change on days when shareholders are not able to purchase or sell the Fund’s shares.

Variable and Floating Rate Securities Risk — A variable rate security is one whose terms provide for the automatic establishment of a new interest rate on set dates. A floating rate security is one whose terms provide for the automatic adjustment of an interest rate whenever the specified interest rate changes. The interest rate on floating rate securities is ordinarily tied to, and is a specified margin above or below, the prime rate of a specified bank or some similar objective standard, such as the yield on the 90—day U.S. Treasury Bill rate, and may change as often as daily. Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. Inverse floating rate securities may decrease in value if the interest rates increase. Inverse floating rate securities, which are securities whose interest rate bears an inverse relationship to the interest rate on another security, may also exhibit greater price volatility than a fixed rate obligation with similar credit quality.

When-Issued Securities and Forward Commitments — When-issued securities and forward commitments include the purchase or sale of securities for delivery at a future date. The market value may change before delivery.

Zero Coupon Bonds — Zero coupon bonds pay no interest during the life of the security and are issued by a wide variety of governmental issuers. They often are sold at a deep discount. Zero coupon bonds may be subject to greater price changes as a result of changing interest rates than bonds that make regular interest payments; their value tends to grow more during periods of falling interest rates and, conversely, tends to fall more during periods of rising interest rates. Although not traded on a national securities exchange, zero coupon bonds are widely traded by brokers and dealers, and are considered liquid. Holders of zero coupon bonds are required by federal income tax laws to pay taxes on the interest, even though such payments are not actually being made. To avoid federal income tax liability, the Fund may have to make distributions to shareholders and may have to sell some assets at inappropriate times in order to generate cash for the distributions.

The SAI contains more information on the Fund’s principal investments and strategies and can be requested using the address and telephone numbers on the back of this prospectus.

Other Information

Commodity Pool Operator Exclusion — The Adviser has claimed an exclusion from the definition of “commodity pool operator” under Commodity Futures Trading Commission (“CFTC”) Rule 4.5 for the Fund, and therefore the Fund and the Adviser (with respect to the Fund) are not currently subject to registration, disclosure, and regulatory requirements under

27

applicable CFTC rules.  The Fund will have to reaffirm annually its eligibility for this exclusion.  The Adviser intends to continue to operate the Fund in a manner to maintain its exclusion under CFTC Rule 4.5.

Portfolio Holdings Disclosure — The Fund posts on the Trust’s internet site, www.aberdeen-asset.us, substantially all of its securities holdings as of the end of each month. Such portfolio holdings are available no earlier than 15 business days after the end of the previous month. A description of the Fund’s policies and procedures regarding the release of portfolio holdings information is available in the Fund’s SAI.

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Fund Management

Investment Adviser

Aberdeen Asset Management Inc., a Delaware corporation formed in 1993, serves as the investment adviser to the Fund. The Adviser’s principal place of business is located at 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103. The Adviser manages and supervises the investment of the Fund’s assets on a discretionary basis.

The Adviser is a wholly-owned subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”), which is the parent company of an asset management group managing approximately $[ ] billion in assets as of June 30, 2016 for a range of pension funds, financial institutions, investment trusts, unit investment trusts, offshore funds, charities and private clients, in addition to U.S. registered investment companies. Aberdeen PLC, its affiliates and subsidiaries are referred to collectively herein as “Aberdeen.” Aberdeen PLC was formed in 1983 and was first listed on the London Stock Exchange in 1991.

Subadviser

Aberdeen Asset Managers Limited (“AAML” or the “Subadviser”), a Scottish Company, serves as Subadviser to the Fund. AAML’s principal place of business is located at Bow Bells House, 1 Bread Street, London, England, EC4M9HH. AAML is responsible for the day-to-day management of the Fund. To the extent that AAML does not have management over a specific portion of the Fund’s assets, AAML will assist the Adviser with oversight for the Fund. When a portfolio management team from AAML is allocated a specific portion of the Fund’s assets to manage, it will receive a fee from the Adviser for its investment management services. AAML is an affiliate of the Adviser and wholly owned by Aberdeen PLC.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory and subadvisory agreements for the Fund is available in the Fund’s Annual Report to Shareholders for the period ended October 31, 2015.

Management Fees

The Fund pays the Adviser a management fee based on its average daily net assets.  The Adviser pays the Subadviser from the management fee it receives.

The total annual advisory fees the Fund paid to the Adviser (as a percentage of its average daily net assets) are set forth in the following table. The actual management fee rate paid by the Fund for the fiscal year ended October 31, 2015 disclosed below takes into account the expense limitation that was in effect for the Fund during the year.

Fund Assets	Management Fee	Actual Rate for Fiscal Year Ended October 31, 2015
On assets up to $500 million	0.60%	0.60%
On assets of $500 million up to $1 billion	0.55%
On assets of $1 billion and more	0.50%

The Adviser has entered into a written expense limitation agreement with the Trust on behalf of the Fund (the “Expense Limitation Agreement”).  The expense limitations exclude taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, 12b-1 fees, administrative services fees and extraordinary expenses.  Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed to waive advisory fees and, if necessary, reimburse expenses in order to limit total annual fund operating expenses of the Fund to 0.85%.

Under certain circumstances, the Adviser may recoup amounts reimbursed under the Expense Limitation Agreement.  Please refer to “Fees and Expenses of the Fund” in the “Summary” section of this Prospectus for more information regarding the Expense Limitation Agreement.

Portfolio Management

The Adviser and Subadviser generally use a team-based approach for the management of the Fund.

The Global Unconstrained Fixed Income Fund is managed by the Global Fixed Income Team. The Global Fixed Income Team works closely with the Adviser’s and Subadviser’s fixed income teams located in London and Philadelphia and the Adviser’s and Sub-adviser’s affiliated companies in Singapore and Sydney.  The local teams undertake proprietary fundamental research on sovereign and corporate credits within their markets.  Local fund managers construct portfolios targeted towards those local regions.  The Global Fixed Income Team develops an understanding of the local teams’ research and portfolio construction, and then seeks to construct the Global

29

Unconstrained Fixed Income Fund in such a way that takes advantage of the Adviser’s and Subadviser’s unique global investment platform while optimizing risk-adjusted return.

The Adviser’s and Subadviser’s teams coordinate in both formal and informal meetings.  The Global Fixed Income Team coordinates a formal periodic macroeconomic review process and combines it with formal periodic output from local research teams and regional product teams.  The Global Fixed Income Team participates in all formal meetings and undertakes daily informal meetings and dialogue with local research analysts and portfolio managers.

The Team is jointly and primarily responsible for the day-to-day management of the Fund, with the following members having the most significant responsibility for the day-to-day management of the Fund:

Portfolio Manager

Oliver Boulind, CFA®, Head of Global Fixed Income

Oliver Boulind is Head of Global Fixed Income, and is based in London. He was previously a senior portfolio manager on the US fixed income team. Oliver joined Aberdeen in 2008 from AllianceBernstein where he was a credit analyst focusing on telecom and media across the credit quality spectrum. Previously, Oliver worked for INVESCO as a credit analyst focusing on high yield telecom and media. Prior to that, Oliver was at JP Morgan Fleming in credit and portfolio management roles and, prior to graduate school, was at Salomon Brothers as an investment banking analyst in leveraged finance. Oliver graduated with a BSc in Economics from the Wharton School at the University of Pennsylvania and received an MBA from the Tuck School at Dartmouth College. He is a CFA Charterholder.

Richard Smith, CFA®, Senior Investment Manager, Global Credit

Richard Smith is a Senior Investment Manager on the Global Credit Team. Richard Joined Aberdeen via the acquisition of Deutsche Asset Management’s London and Philadelphia fixed income businesses in 2005. Richard held the same role at Deutsche Asset Management in London, having joined in 1998 as part of the graduate scheme. Richard graduated with a BSc (Hons) from Surrey University and is a CFA Charterholder.

József Szabó, CFA®, Head of Global Macro

József Szabó is Head of Global Macro. József joined Aberdeen in 2011 from the central bank of Hungary where in the last six years he was managing fixed income portfolios as part of the official FX reserves management operations. Previously, József worked in monetary analysis within the central bank and served as secretary to the Monetary Council. Prior to that, József worked for the Hungarian Government Debt Management Agency. József graduated with an MSc in Economic Sciences from the Budapest University and is a CFA charterholder.

Maximilien Macmillan, Investment Manager, Global Credit

Maximilien Macmillan is an Investment Manager on the Global Fixed Income team, focusing on asset allocation. He joined Aberdeen in 2012, working in London with the Global Macro and Emerging Market Debt teams, before spending three years in Sydney managing interest rate and foreign currency exchange risk with the Aberdeen’s Australian fixed income team. Previously, he gained experience working in mergers and acquisitions and debt capital markets at J.P. Morgan in Paris and London.  Max holds postgraduate degrees from Cambridge University and Sciences Po Paris earned in Economics (GDip, Distinction) and Finance and Strategy (Masters, Cum Laude), respectively, as well as an undergraduate degree in Physics and Philosophy from Kings College London (BSc, 1st Class Honours).

James Athey, Investment Manager, Global Macro

James Athey is an Investment Manager on the Global Macro Team. James joined Aberdeen in 2001 through Aberdeen’s Graduate Recruitment Programme. James graduated with a BSc (Hons) in Business Economics and Finance and an MSc in IT from Loughborough University.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the Fund, if any.

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Multi-Manager Structure

The Adviser and the Trust have received an exemptive order from the Securities and Exchange Commission for a multi-manager structure that allows the Adviser, subject to the approval of the Board of Trustees, to hire, replace or terminate a subadviser (excluding hiring a subadviser which is an affiliate of the Adviser) without the approval of shareholders. The order also allows the Adviser to revise a subadvisory agreement with an unaffiliated subadviser with the approval of the Board of Trustees, but without shareholder approval.

If a new unaffiliated subadviser is hired for the Fund, shareholders will receive information about the new subadviser within 90 days of the change. The multi-manager structure allows the Fund greater flexibility enabling it to operate more efficiently.

Under the multi-manager structure, the Adviser has ultimate responsibility, subject to oversight by the Board of Trustees, for overseeing the Fund’s subadviser(s) and recommending to the Board of Trustees the hiring, termination or replacement of a subadviser. In instances where the Adviser hires a subadviser, the Adviser performs the following oversight and evaluation services to the subadvised Fund:

•                       initial due diligence on prospective Fund subadvisers;

•                       monitoring subadviser performance, including ongoing analysis and periodic consultations;

•                       communicating performance expectations and evaluations to the subadvisers; and

•                       making recommendations to the Board of Trustees regarding renewal, modification or termination of a subadviser’s contract.

The Adviser does not currently utilize un-affiliated subadvisers in reliance on this exemptive order for the Fund described in this Prospectus; however, it does rely on the exemptive order for another fund of the Trust, the Aberdeen Multi-Manager Alternative Strategies Fund II, which is offered through a separate prospectus. Where the Adviser does recommend subadviser changes, the Adviser periodically provides written reports to the Board of Trustees regarding its evaluation and monitoring of the subadviser. Although the Adviser monitors the subadviser’s performance, there is no certainty that any subadviser or fund will obtain favorable results at any given time.

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Investing with Aberdeen Funds

Shares of the Fund have not been registered for sale outside of the United States and its territories.

Share Classes

A Note About Share Classes

The Fund offers five share classes — Class A, Class C, Class R, Institutional Service Class and Institutional Class.

An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the fees, sales charges and expenses for each share class are different. The different share classes simply let you choose the cost structure that is right for you. The fees and expenses for the Fund are set forth in the Fund Summary.

Choosing a Share Class

When selecting a share class, you should consider the following:

•                       which share classes are available to you;

•                       how long you expect to own your shares;

•                       how much you intend to invest;

•                       total costs and expenses associated with a particular share class; and

•                       whether you qualify for any reduction or waiver of sales charges.

Your financial advisor can help you to decide which share class is best suited to your needs.

The table below provides a comparison of Class A and Class C shares. Class A and Class C shares are available to all investors. In addition to Class A and Class C shares, the Fund also offers Class R, Institutional Service Class and Institutional Class shares, which are only available to institutional accounts. Class R, Institutional Service Class and Institutional Class shares are subject to different fees and expenses, have different minimum investment requirements, and are entitled to different services. For eligible investors, Class R, Institutional Service Class and Institutional Class shares may be more suitable than Class A or Class C shares.

Before you invest, compare the features of each share class, so that you can choose the class that is right for you. We describe each share class in detail on the following pages. Your financial advisor can help you with this decision. When you buy shares, be sure to specify the class of shares. If you do not choose a share class, your investment will be made in Class A shares. If you are not eligible for the class you have selected, your investment may be refused. However, we recommend that you discuss your investment with a financial advisor before you make a purchase to be sure that the Fund and the share class are appropriate for you. In addition, consider the Fund’s investment objectives, principal investment strategies and principal risks to determine which fund and share class is most appropriate for your situation.

Comparing Class A and Class C Shares

Class A Shares

Front-end sales charge up to 4.25% for Class A Shares	The offering price of the shares includes a front-end sales charge which means that a portion of your initial investment goes toward the sales charge and is not invested.

Contingent deferred sales charge (CDSC) up to 1.00% (1)	Reduction and waivers of sales charges may be available.

Annual service and/or 12b-1 fee of 0.25% Administrative services fee of up to 0.25%	Total annual operating expenses are lower than Class C expenses which means higher dividends and/or NAV per share. No conversion feature. No maximum investment amount.

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Class C Shares

No front-end sales charge. CDSC of 1.00%	No front-end sales charge means your full investment immediately goes toward buying shares. No reduction of CDSC, but waivers may be available. The CDSC declines to zero after one year.

Annual service and/or 12b-1 fee of 1.00% No administrative services fee

Total annual operating expenses are higher than Class A expenses which means lower dividends and/or NAV per share.

No conversion feature.

Maximum investment amount of $1,000,000(2). Larger investments may be rejected.

(1)                     Unless you are otherwise eligible to purchase Class A shares without a sales charge, a CDSC of up to 0.75% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

(2)                     This limit was calculated based on a one-year holding period.

Class A Shares

Class A shares may be most appropriate for investors who want lower fund expenses or those who qualify for reduced front-end sales charges or a waiver of sales charges.

Front-End Sales Charges for Class A Shares

	Sales Charge as a Percentage of		Dealer Commission
		Net Amount Invested	as Percentage of
Amount of Purchase	Offering Price*	(Approximately)	Offering Price

Less than $100,000	4.25%	4.44%	3.75%
$100,000 up to $250,000	3.50	3.63	3.00
$250,000 up to $500,000	2.50	2.56	2.00
$500,000 up to $1 million	2.00	2.04	1.75
$1 million or more	None	None	None	**

*                 The offering price of Class A Shares of the Fund is the next determined NAV per share plus the initial sales charge listed in the table above which is paid to the Fund’s distributor at the time of purchase of shares.

**          Dealer may be eligible for a finder’s fee as described in “Purchasing Class A Shares without a Sales Charge” below.

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Reduction and Waiver of Class A Sales Charges

If you qualify for a reduction or waiver of Class A sales charges, you must notify Customer Service, your financial advisor or other intermediary at the time of purchase and must also provide any required evidence showing that you qualify. The value of cumulative quantity discount eligible shares equals the cost or current value of those shares, whichever is higher. The current value of shares is determined by multiplying the number of shares by their current NAV. In order to obtain a sales charge reduction, you may need to provide your financial intermediary or the Fund’s transfer agent, at the time of purchase, with information regarding shares of the Fund held in other accounts which may be eligible for aggregation. Such information may include account statements or other records regarding shares of the Fund held in (i) all accounts (e.g., retirement accounts) with the Fund and your financial intermediary; (ii) accounts with other financial intermediaries; and (iii) accounts in the name of immediate family household members (spouse and children under 21). You should retain any records necessary to substantiate historical costs because the Fund, its transfer agent, and financial intermediaries may not maintain this information. Otherwise, you may not receive the reduction or waiver. See “Reduction of Class A Sales Charges” and “Waiver of Class A Sales Charges” below and “Reduction of Class A Sales Charges” in the SAI for more information. This information regarding breakpoints is available free of charge by visiting www.aberdeen-asset.us.

Reduction of Class A Sales Charges

Investors may be able to reduce or eliminate front-end sales charges on Class A shares through one or more of these methods:

•                       A Larger Investment. The sales charge decreases as the amount of your investment increases.

•                       Rights of Accumulation. To qualify for the reduced Class A sales charge that would apply to a larger purchase than you are currently making (as shown in the tables above), you and other family members living at the same address can add the value of any Class A or Class C shares in the funds in the Trust (each, an “Aberdeen Fund” and collectively, the “Aberdeen Funds”) and Aberdeen Investment Funds that you currently own or are currently purchasing to the value of your Class A purchase.

•                       Share Repurchase Privilege. If you redeem Fund shares from your account, you qualify for a one-time reinvestment privilege. You may reinvest some or all of the proceeds in shares of the same class without paying an additional sales charge within 30 days of redeeming shares on which you previously paid a sales charge. (Reinvestment does not affect the amount of any capital gains tax due. However, if you realize a loss on your redemption and then reinvest all or some of the proceeds, all or a portion of that loss may not be tax deductible.)

•                       Letter of Intent Discount. If you declare in writing that you or a group of family members living at the same address intend to purchase at least $100,000 in Class A shares during a 13-month period, your sales charge is based on the total amount you intend to invest. You can also combine your holdings of Class A and Class C shares in the Aberdeen Funds and Aberdeen Investment Funds to fulfill your Letter of Intent. You are not legally required to complete the purchases indicated in your Letter of Intent. However, if you do not fulfill your Letter of Intent, additional sales charges may be due and shares in your account would be liquidated to cover those sales charges.

Waiver of Class A Sales Charges

The following purchasers qualify for a waiver of front-end sales charges on Class A shares:

•                       investors purchasing shares through an unaffiliated brokerage firm that has an agreement with the Fund or the Fund’s distributor to waive sales charges (Class A shares only);

•                       directors, officers, full-time employees, sales representatives and their employees and investment advisory clients of a broker-dealer that has a dealer/selling agreement with the Fund’s distributor (Class A shares only);

•                       “Retirement Plans”;

•      “Retirement Plans” include 401(a) plans, 401(k) plans, SIMPLE 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, non-qualified deferred compensation plans, employer sponsored benefit plans (including health savings accounts), defined benefit plans, and other similar employer-sponsored retirement and benefit plans. “Retirement Plans” do not include individual retirement vehicles, such as traditional and Roth IRAs, Coverdell education savings accounts, individual 401(k) plans, individual 403(b)(7) custodial accounts, one-person Keogh plans, SEPs, SARSEPs, SIMPLE IRAs or similar accounts.

•                       investment advisory clients of the Adviser’s affiliates;

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•                       directors, officers, full-time employees (and their spouses, children or immediate relatives) of companies that may be affiliated with the Adviser from time to time; and

•                       financial intermediaries who have entered into an agreement with the Fund’s distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customers.

The SAI lists other investors eligible for sales charge waivers.

Purchasing Class A Shares Without a Sales Charge

Purchases of $1 million or more of Class A shares have no front-end sales charge. You can purchase $1 million or more in Class A shares in one or more of the funds offered by the Trust (including the Fund) at one time. Or, you can utilize the Rights of Accumulation Discount and Letter of Intent Discount as described above. However, a contingent deferred sales charge (CDSC) may apply when you redeem your shares in certain circumstances (see “Contingent Deferred Sales Charges on Certain Redemptions of Class A Shares”).

A CDSC of up to 0.75% applies to purchases of $1 million or more of Class A Shares if a “finder’s fee” is paid by the Fund’s distributor or Adviser to your financial advisor or intermediary and you redeem your shares within 18 months of purchase. The CDSC covers the finder’s fee paid to the selling dealer.

The CDSC does not apply:

•                       if you are eligible to purchase Class A shares without a sales charge for another reason; or

•                       if no finder’s fee was paid; or

•                       to shares acquired through reinvestment of dividends or capital gains distributions.

Contingent Deferred Sales Charge on Certain Redemptions of Class A Shares

Amount of Purchase	Amount of CDSC
$1 Million up to $4 Million	0.75%
$4 Million up to $25 Million	0.50%
$25 Million or More	0.25%

A shareholder may be subject to a CDSC if he or she did not pay an up-front sales charge and redeems Class A shares within 18 months of the date of purchase. Any CDSC is based on the original purchase price or the current market value of the shares being redeemed, whichever is less. If you redeem a portion of your shares, shares that are not subject to a CDSC are redeemed first, followed by shares that you have owned the longest. This minimizes the CDSC you pay. Please see “Waiver of Contingent Deferred Sales Charges-Class A, and Class C Shares” for a list of situations where a CDSC is not charged. The CDSC of Class A shares for the Fund is described above; however, the CDSC for Class A shares of other Aberdeen Funds may be different and are described in their respective prospectuses. If you purchase more than one Aberdeen Fund and subsequently redeem those shares, the amount of the CDSC is based on the specific combination of Aberdeen Funds purchased and is proportional to the amount you redeem from each Aberdeen Fund.

Waiver of Contingent Deferred Sales Charges — Class A and Class C Shares

The CDSC may be waived on:

•                       the redemption of Class A or Class C shares purchased through reinvested dividends or distributions;

•                       Class A or Class C shares sold following the death or disability of a shareholder, provided the redemption occurs within one year of the shareholder’s death or disability;

•                       mandatory withdrawals of Class A or Class C shares from traditional IRA accounts after age 70½  and for other required distributions from retirement accounts; and

•                       redemptions of Class C shares from retirement plans offered by retirement plan administrators that maintain an agreement with the Fund, the Fund’s Adviser or the Fund’s distributor.

If a CDSC is charged when you redeem your Class C shares, and you then reinvest the proceeds in Class C shares within 30 days, shares equal to the amount of the CDSC are re-deposited into your new account.

If you qualify for a waiver of a CDSC, you must notify Customer Service, your financial advisor or intermediary at the time of purchase and must also provide any required evidence showing that you qualify. Your financial intermediary may not have the capability to waive such sales charges.  For more complete information, see the SAI.

Class C Shares

Class C shares may be appropriate if you are uncertain how long you will hold your shares. If you redeem your Class C shares within the first year after you purchase them you must pay a CDSC of 1%.

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For Class C shares, the CDSC is based on the original purchase price or the current market value of the shares being redeemed, whichever is less. If you redeem a portion of your shares, shares that are not subject to a CDSC are redeemed first, followed by shares that you have owned the longest. This minimizes the CDSC that you pay.  See “Waiver of Contingent Deferred Sales Charges-Class A and Class C Shares” for a list of situations where a CDSC may be waived.

The Fund’s distributor or Adviser may compensate broker-dealers and financial intermediaries for sales of Class C shares from its own resources at the rate of 1.00% of sales.

Share Classes Available Only to Institutional Accounts

The Fund offers Institutional Service Class, Institutional Class and Class R shares. Only certain types of entities and selected individuals are eligible to purchase shares of these classes.

If an institution or retirement plan has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary can help determine which share class is appropriate for that retirement plan or other institutional account. Plan fiduciaries should consider their obligations under ERISA when determining which class is appropriate for the retirement plan.

Other fiduciaries should also consider their obligations in determining the appropriate share class for a customer including:

•                       the level of distribution and administrative services the plan requires;

•                       the total expenses of the share class; and

•                       the appropriate level and type of fee to compensate the intermediary. An intermediary may receive different compensation depending on which class is chosen.

Class R Shares

Class R shares are available to retirement plans including:

•                       401(a) plans;

•                       401(k) plans;

•                       457 plans;

•                       403(b) plans;

•                       profit sharing and money purchase pension plans;

•                       defined benefit plans;

•                       non-qualified deferred compensation plans; and

•                       other retirement accounts in which the retirement plan or the retirement plan’s financial services firm has an agreement with the Fund, the Fund’s Adviser or the Fund’s distributor to use Class R shares.

The above-referenced plans are generally small and mid-sized retirement plans that have at least $1 million in assets and shares held through omnibus accounts that are represented by an intermediary such as a broker, third-party administrator, registered investment adviser or other plan service provider.

Class R shares are not available to:

•                       institutional non-retirement accounts;

•                       traditional and Roth IRAs;

•                       Coverdell Education Savings Accounts;

•                       SEPs and SAR-SEPs;

•                       SIMPLE IRAs;

•                       one-person Keogh plans;

•                       individual 403(b) plans; or

•                       529 Plan accounts.

Institutional Service Class Shares

Institutional Service Class shares are available for purchase only by the following:

•                       retirement plans advised by financial professionals who are not associated with brokers or dealers primarily engaged in the retail securities business and rollover individual retirement accounts from such plans;

•                       retirement plans for which third-party administrators provide recordkeeping services and are compensated by the Fund for these services;

•                       a bank, trust company or similar financial institution investing for its own account or for trust accounts for which it has authority to make investment decisions as long as the accounts are part of a program that collects an administrative services fee;

•                       registered investment advisers investing on behalf of institutions and high net worth individuals.  This may also include registered investment advisers as well as financial intermediaries with clients enrolled in certain

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fee-based/advisory platforms where compensation for advisory services is derived exclusively from clients; or

•                       life insurance separate accounts using the investment to fund benefits for variable annuity contracts issued to governmental entities as an investment option for 457 or 401(k) plans.

Institutional Class Shares

Institutional Class shares are available for purchase only by the following:

•                       funds of funds offered by affiliates of the Fund;

•                       retirement plans for which no third-party administrator receives compensation from the Fund;

•                       institutional advisory accounts of the Adviser’s affiliates, those accounts which have client relationships with an affiliate of the Adviser, its affiliates and their corporate sponsors, subsidiaries; and related retirement plans;

•                       rollover individual retirement accounts from such institutional advisory accounts;

•                       a bank, trust company or similar financial institution investing for its own account or for trust accounts for which it has authority to make investment decisions as long as the accounts are not part of a program that requires payment of Rule 12b-1 or administrative service fees to the financial institution;

•                       registered investment advisers investing on behalf of institutions and high net-worth individuals. This may also include registered investment advisers as well as financial intermediaries with clients enrolled in certain fee-based/advisory platforms where compensation for advisory services is derived exclusively from clients;

•                       where the advisers derive compensation for advisory services exclusively from clients; or

•                       high net-worth individuals who invest directly without using the services of a broker, investment adviser or other financial intermediary.

Sales Charges and Fees

Sales Charges

Sales charges, if any, are paid to the Fund’s distributor. These fees are either kept or paid to your financial advisor or other intermediary.

Distribution and Service Fees

The Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940, which permits Class A, Class C and Class R shares of the Fund to compensate the Fund’s distributor or any other entity approved by the Board (collectively, “payees”) for expenses associated with the distribution-related and/or shareholder services provided by such entities. These fees are paid to the Fund’s distributor and are either kept or paid to your financial advisor or other intermediary for distribution and shareholder services. Institutional Class and Institutional Service Class shares pay no 12b-1 fees.

These 12b-1 fees are in addition to applicable sales charges and are paid from the Fund’s assets on an ongoing basis. The 12b-1 fees are accrued daily and paid monthly. As a result, 12b-1 fees increase the cost of your investment and over time may cost more than other types of sales charges. Under the Distribution Plan, Class A, Class C and Class R shares pay the Fund’s distributor annual amounts not exceeding the following:

As a % of
Class	Daily Net Assets
Class A	0.25%
(distribution or service fee)
Class C	1.00%
(0.25% service fee)
Class R	0.50%
(0.25% of which will be a distribution fee and 0.25% of which will be a service fee)

Administrative Services Fees

Class A, Class R and Institutional Service Class shares of the Fund are subject to fees pursuant to an Administrative Services Plan adopted by the Board of Trustees. (These fees are in addition to Rule 12b-1 fees for Class A and Class R shares as described above.) These fees are paid by the Fund to broker-dealers or other financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund. Under the Administrative Services Plan, the Fund may pay a broker-dealer or other intermediary a maximum annual administrative services fee of 0.25% (or a maximum of 0.15% under an amendment to the Administrative Services Plan that is in effect until at least February 28, 2018) for Class A, Class R and Institutional Service Class shares; however, many intermediaries do not charge the maximum permitted fee or even a portion thereof.

Because these fees are paid out of the Fund’s Class A, Class R and Institutional Service Class assets on

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an ongoing basis, these fees will increase the cost of your investment in such share class over time and may cost you more than paying other types of fees.

Transfer Agent Out-of-Pocket Expenses

The Fund may pay and/or reimburse transfer agent out-of-pocket expenses to certain broker-dealers and financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund, subject to certain limitations approved by the Board. (These fees may be in addition to the Rule 12b-1 fees and Administrative Services fees described above.) Transfer agent out-of-pocket expenses generally include, but are not limited to, costs associated with recordkeeping, networking, sub-transfer agency or other administrative or shareholder services.

Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in such share class over time and may cost you more than paying other types of fees.

Revenue Sharing

The Adviser and/or its affiliates (collectively, “Aberdeen”) may make payments for marketing, promotional or related services provided by broker-dealers and other financial intermediaries that sell shares of the Trust or which include them as investment options for their respective customers. The Adviser may also pay and/or reimburse transfer agent out-of-pocket fees or portions thereof to certain broker-dealers and financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund, subject to certain limitations approved by the Board. Transfer agent out-of-pocket fees generally include, but are not limited to, costs associated with recordkeeping, networking, sub-transfer agency or other administrative services.

These payments are often referred to as “revenue sharing payments.” The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the broker-dealer or other financial intermediary, the expected level of assets or sales of shares, the placing of the Fund on a recommended or preferred list and/or access to an intermediary’s personnel and other factors. Current revenue sharing payments have various structures and typically may be made in one or more of the following forms, one time payments of up to 0.25% on gross sales, asset-based payments of up to 0.20%, flat fees or minimum aggregate fees of up to $250,000 annually. These amounts are subject to change at the discretion of Aberdeen. Revenue sharing payments are paid from Aberdeen’s own legitimate profits and other of its own resources (not from the Fund) and may be in addition to any Rule 12b-1 payments that are paid to broker-dealers and other financial intermediaries. The Board will monitor these revenue sharing arrangements as well as the payment of advisory fees paid by the Fund to ensure that the levels of such advisory fees do not involve the indirect use of the Fund’s assets to pay for marketing, promotional or related services. Because revenue sharing payments are paid by Aberdeen, and not from the Fund’s assets, the amount of any revenue sharing payments is determined by Aberdeen.

In addition to the revenue sharing payments described above, Aberdeen may offer other incentives to sell shares of the Fund in the form of sponsorship of educational or other client seminars relating to current products and issues, assistance in training or educating an intermediary’s personnel, and/or entertainment or meals. These payments may also include, at the direction of a retirement plan’s named fiduciary, amounts to a retirement plan intermediary to offset certain plan expenses or otherwise for the benefit of plan participants and beneficiaries.

The recipients of such payments may include:

•                       the Fund’s distributor and other affiliates of the Adviser;

•                       broker-dealers;

•                       financial institutions; and

•                       other financial intermediaries through which investors may purchase shares of the Fund.

Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to sell shares of the Fund to you instead of shares of funds offered by competing fund families.

Contact your financial intermediary for details about revenue sharing payments it may receive.

Notwithstanding the revenue sharing payments described above, the Adviser and all subadvisers to the Trust are prohibited from considering a broker-dealer’s sale of any of the Trust’s shares in selecting such broker-dealer for the execution of Fund portfolio transactions, except as may be specifically permitted by law.

Fund portfolio transactions nevertheless may be effected with broker-dealers who coincidentally may have assisted customers in the purchase of Fund shares, although neither such assistance nor the volume of shares sold of the Trust or any affiliated investment company is a qualifying or disqualifying

38

factor in the Adviser’s or a subadviser’s selection of such broker-dealer for portfolio transaction execution.

Investing Through Financial Intermediaries

Financial intermediaries may provide varying arrangements for their clients to purchase and redeem shares of the Fund. In addition, financial intermediaries are responsible for providing to you any communication from the Fund to its shareholders, including but not limited to, prospectuses, prospectus supplements, proxy materials and notices regarding the source of dividend payments under Section 19 of the Investment Company Act of 1940. They may charge additional fees not described in this prospectus to their customers for such services.

If shares of the Fund are held in a “street name” account with a financial intermediary, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the financial intermediary, and not by the Fund and its transfer agent. Since the Fund will have no record of your transactions, you should contact your financial intermediary to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a “street name” account to an account with another dealer or to an account directly with the Fund involves special procedures and may require you to obtain historical purchase information about the shares in the account from your financial intermediary. If your financial intermediary’s relationship with Aberdeen is terminated, and you do not transfer your account to another financial intermediary, the Trust reserves the right to redeem your shares. The Trust will not be responsible for any loss in an investor’s account resulting from a redemption.

Financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other financial intermediaries to accept such orders. In these cases:

•                       The Fund will be deemed to have received an order that is in good form when the order is accepted by the financial intermediary on a business day, and the order will be priced at the Fund’s net asset value per share (adjusted for any applicable sales charge) next determined after such acceptance.

•                       Financial intermediaries are responsible for transmitting accepted orders to the Fund within the time period agreed upon by them.

You should contact your financial intermediary to learn whether it is authorized to accept orders for the Trust.

Contacting Aberdeen Funds

Customer Service Representatives are available 8 a.m. to 9 p.m. Eastern Time, Monday through Friday at 866-667-9231.

Automated Voice Response Call 866-667-9231, 24 hours a day, seven days a week, for easy access to mutual fund information. Choose from a menu of options to:

•                       make transactions;

•                       hear fund price information; and

•                       obtain mailing and wiring instructions.

Internet Go to www.aberdeen-asset.us/aam.nsf/usRetail/home 24 hours a day, seven days a week, for easy access to your mutual fund accounts. The website provides instructions on how to select a password and perform transactions. On the website, you can:

•                       download Fund prospectuses;

•                       obtain information on the Aberdeen Funds;

•                       access your account information; and

•                       request transactions, including purchases, redemptions and exchanges.

By Regular Mail

Aberdeen Funds

P.O. Box 55930

Boston, MA 02205-5930

By Overnight Mail

Aberdeen Funds

c/o Boston Financial Data Services

30 Dan Rd

Canton, MA 02021.

By Fax 866-923-4269.

Share Price

The net asset value or “NAV” is the value of a single share. A separate NAV is calculated for each share class of the Fund. The NAV is:

•                       calculated at the close of regular trading (usually 4 p.m. Eastern Time) each day the New York Stock Exchange is open.

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•                       generally determined by dividing the total net market value of the securities and other assets owned by the Fund allocated to a particular class, less the liabilities allocated to that class, by the total number of outstanding shares of that class.

The purchase or “offering” price for Fund shares is the NAV for a particular class next determined after the order is received in good form by the Fund’s transfer agent or an authorized intermediary, plus any applicable sales charge.  An order is in “good form” if the Fund’s transfer agent has all the information and documentation it deems necessary to effect your order.

Please note the following with respect to the price at which your transactions are processed:

•                       Fund shares will generally not be priced on any day the New York Stock Exchange is closed, although fixed income Fund shares may be priced on such days if the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the bond markets remain open for all or part of the day.  On any business day when the SIFMA recommends that the bond markets close early, a fixed income Fund reserves the right to close at or prior to the SIFMA recommended closing time. If a fixed income Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund’s closing time and credit will be given to the next business day.

•                       The Trust reserves the right to reprocess purchase (including dividend reinvestments), redemption and exchange transactions that were processed at a NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV, as adjusted.

•                       The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange and/or the bond markets are stopped at a time other than their regularly scheduled closing time. In the event the New York Stock Exchange and/or the bond markets do not open for business, the Trust may, but is not required to, open the Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether the Fund is open for business during this situation, please call 1-866-667-9231.

The Fund does not calculate NAV on days when the New York Stock Exchange is regularly closed (except as descrbied above for fixed income funds). The New York Stock Exchange is closed on the following days:

•                       New Year’s Day

•                       Martin Luther King, Jr. Day

•                       Presidents’ Day

•                       Good Friday

•                       Memorial Day

•                       Independence Day

•                       Labor Day

•                       Thanksgiving Day

•                       Christmas Day

•                       Other days as determined by the New York Stock Exchange.

In the event that the New York Stock Exchange experiences a non-routine or unscheduled closure, the Fund may, but generally does not expect to, calculate NAV.  Foreign securities may trade on their local markets on days when the Fund is closed. As a result, if the Fund holds foreign securities, its NAV may be impacted on days when investors may not be able to purchase or redeem shares.

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Buying, Exchanging and Selling Shares

Buying Shares: Fund Transactions — Class A and Class C Shares

All transaction orders must be received by the Fund’s transfer agent in Canton, Massachusetts or an authorized intermediary prior to the calculation of the Fund’s NAV to receive that day’s NAV. The Fund has the right to close your account after a period of inactivity, as determined by state law, and transfer your shares to the appropriate state.

How to Buy Shares	How to Exchange* or Sell** Shares

Be sure to specify the class of shares you wish to purchase. The Fund may reject any order to buy shares and may suspend the offering of shares at any time.	* Exchange privileges may be amended or discontinued upon 60 days written notice to shareholders. ** A medallion signature guarantee may be required. See “Medallion Signature Guarantee” below.

Through an authorized intermediary. The Fund or the Fund’s distributor has relationships with certain brokers and other financial intermediaries who are authorized to accept purchase, exchange and redemption orders for the Fund. Your transaction is processed at the NAV next calculated after the Fund’s transfer agent or an authorized intermediary receives your order in proper form.

Through an authorized intermediary. The Fund or the Fund’s distributor has relationships with certain brokers and other financial intermediaries who are authorized to accept purchase, exchange and redemption orders for the Fund. Your transaction is processed at the NAV next calculated after the Fund’s transfer agent or an authorized intermediary receives your order in proper form.

By mail. Complete an application and send with a check made payable to: Aberdeen Funds. Payment must be made in U.S. Dollars and drawn on a U.S. bank. The Fund does not accept cash, starter checks, third-party checks, travelers’ checks, credit card checks or money orders.

By mail or fax. You may request an exchange or redemption by mailing or faxing a letter to Aberdeen Funds. The letter must include your account number(s) and the name(s) of the Aberdeen Fund(s) you wish to exchange from and to. The letter must be signed by all account owners. We reserve the right to request original documents for any faxed requests.

By telephone. You will have automatic telephone privileges unless you decline this option on your application. The Fund follows procedures to confirm that telephone instructions are genuine and will not be liable for any loss, injury, damage or expense that results from executing such instructions. The Fund may revoke telephone privileges at any time, without notice to shareholders.

By telephone. You will have automatic telephone privileges unless you decline this option on your application. The Fund follows procedures to confirm that telephone instructions are genuine and will not be liable for any loss, injury, damage or expense that results from executing such instructions. The Fund may revoke telephone privileges at any time, without notice to shareholders. For redemptions, shareholders who own shares in an IRA account should call 866-667-9231. It may be difficult to make telephone transactions in times of unusual economic or market conditions.

Additional information for selling shares. A check made payable to the shareholder(s) of record will be mailed to the address of record. The Fund may record telephone instructions to redeem shares, and may request redemption instructions in writing, signed by all shareholders on the account.

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How to Buy Shares	How to Exchange* or Sell** Shares

On-line. Transactions may be made through Aberdeen Funds’ website at www.aberdeen-asset.us. However, the Fund may discontinue on-line transactions of Fund shares at any time.	On-line. Transactions may be made through Aberdeen Funds’ website at www.aberdeen-asset.us. However, the Fund may discontinue on-line transactions of Fund shares at any time.

By bank wire. You may have your bank transmit funds by federal funds wire to the Fund’s custodian bank. The authorization will be in effect unless you give the Fund written notice of its termination.

By bank wire. The Fund can wire the proceeds of your redemption directly to your account at a commercial bank. A voided check must be attached to your application. The authorization will be in effect unless you give the Fund written notice of its termination.

• if you choose this method to open a new account, you must call our toll-free number before you wire your investment and arrange to fax your completed application.	• your proceeds typically will be wired to your bank on the next business day after your order has been processed.
• your bank may charge a fee to wire funds. • the wire must be received by 4:00 p.m. in order to receive the current day’s NAV.	• Aberdeen Funds deducts a $20 service fee from the redemption proceeds for this service. • your financial institution may also charge a fee for receiving the wire.

By Automated Clearing House (ACH). You can fund your Aberdeen Funds’ account with proceeds from your bank via ACH on the second business day after your purchase order has been processed. A voided check must be attached to your application. Money sent through ACH typically reaches Aberdeen Funds from your bank in two business days. There is no fee for this service. The authorization will be in effect unless you give the Fund written notice of its termination.

By Automatic Investment Plan (AIP). Once your account has been opened, you may make regular investments automatically in amounts of not less than $50 per month in Class A or Class C Shares of the Fund. You will need to complete the appropriate section of the Mutual Fund Application for New Accounts or contact your financial intermediary or the Fund’s transfer agent to do this.  Your financial institution must be a member of the Automated Clearing House (ACH) network to participate in an AIP.  Any request to change or terminate your AIP should be submitted to the Fund’s transfer agent 10 days prior to effective date. Please call Aberdeen Funds at (866) 667-9231 for further information. If you redeem shares purchased via the AIP within 10 days, the Fund’s transfer agent may delay payment until it is assured that the purchase has cleared your account.

•                       funds sent outside the U.S. may be subject to higher fees.

Bank wire is not an option for exchanges.

By Automated Clearing House (ACH). Your redemption proceeds can be sent to your bank via ACH on the second business day after your order has been processed. A voided check must be attached to your application. Money sent through ACH should reach your bank in two business days. There is no fee for this service. The authorization will be in effect unless you give the Fund written notice of its termination. ACH is not an option for exchanges.

Retirement plan participants should contact their retirement plan administrator regarding transactions. Retirement plans or their administrators wishing to conduct transactions should call our toll-free number 866-667-9231. Eligible entities or individuals wishing to conduct transactions in Institutional Service Class or Institutional Class shares should call our toll-free number 866-667-9231.

Retirement plan participants should contact their retirement plan administrator regarding transactions. Retirement plans or their administrators wishing to conduct transactions should call our toll-free number 866-667-9231. Eligible entities or individuals wishing to conduct transactions in Institutional Service Class or Institutional Class shares should call our toll-free number 866-667-9231.

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Fair Value Pricing

The Fund values its securities at current market value or fair value, consistent with regulatory requirements.  “Fair value” is defined in the Fund’s Valuation and Liquidity Procedures as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants without a compulsion to contract at the measurement date.

Equity securities that are traded on an exchange are valued at the last quoted sale price on the principal exchange on which the security is traded at the “Valuation Time”, subject to application, when appropriate, of the valuation factors described in the paragraph below. Under normal circumstances, the Valuation Time is as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time). In the absence of a sale price, the security is valued at the mean of the bid/ask quoted at the close on the principal exchange on which the security is traded. Securities traded on NASDAQ are valued at the NASDAQ official closing price. Open-end mutual funds are valued at the respective net asset value as reported by such company. The prospectuses for the registered open-end management investment companies in which the Fund invests explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.  Closed-end funds and exchange-traded funds (“ETFs”) are valued at the market price of the security at the Valuation Time.

Foreign equity securities that are traded on foreign exchanges that close prior to the Valuation Time are valued by applying valuation factors to the last sale price or the mean price as noted above. Valuation factors are provided by an independent pricing service provider. These valuation factors are used when pricing the Fund’s portfolio holdings to estimate market movements between the time foreign markets close and the time the Fund values such foreign securities. These valuation factors are based on inputs such as depositary receipts, indices, futures, sector indices/ETFs, exchange rates, and local exchange opening and closing prices of each security. When prices with the application of valuation factors are utilized, the value assigned to the foreign securities may not be the same as quoted or published prices of the securities on their primary markets. Valuation factors are not utilized if the independent pricing service provider is unable to provide a valuation factor or if the valuation factor falls below a predetermined threshold.

Long-term debt and other fixed income securities are valued at the last quoted or evaluated bid price on the valuation date provided by an independent pricing service provider approved by the Board. Pricing services generally price debt securities assuming orderly transactions of an institutional “round lot” size, but some traders occur in smaller, “odd lot” sizes which may be effected at lower prices than institutional round lot trades. If there are no current day bids, the security is valued at the previously applied bid. Short-term debt securities (such as commercial paper and U.S. treasury bills) having a remaining maturity of 60 days or less are valued at the last quoted or evaluated bid price on the valuation date provided by an independent pricing service, or on the basis of amortized cost if it represents the best approximation for fair value.

Derivative instruments are generally valued according to the following procedures. Forward currency exchange contracts are generally valued based on the current spot exchange rates and the forward exchange rate points (ex. 1-month, 3-month) that are obtained from an approved pricing agent. Based on the actual settlement dates of the forward contracts held, an interpolated value of the forward points is combined with the spot exchange rate to derive the valuation.  Futures contracts are generally valued at the most recent settlement price as of NAV determination.  Swap agreements are generally valued by an approved pricing agent based on the terms of the swap agreement (including future cash flows).  When market quotations or exchange rates are not readily available, or if the Adviser concludes that such market quotations do not accurately reflect fair value, the fair value of the Fund’s assets are determined in good faith in accordance with the Valuation Procedures.

In the event that a security’s market quotations are not readily available or are deemed unreliable (for reasons other than because the foreign exchange on which it trades closed before the Valuation Time), the security is valued at fair value as determined by the Fund’s Pricing Committee, taking into account the relevant factors and surrounding circumstances using Valuation and Liquidity Procedures approved by the Board of Trustees.

In-Kind Purchases

The Fund may accept payment for shares in the form of securities that are permissible investments for the Fund.

Customer Identification Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.

As a result, unless such information is collected by the broker-dealer or other financial intermediary

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pursuant to an agreement, the Fund must obtain the following information for each person that opens a new account:

•                       name;

•                       date of birth (for individuals);

•                       residential or business street address (although post office boxes are still permitted for mailing); and

•                       Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund may close your account or take other appropriate action if it is unable to verify your identity within a reasonable time. If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed. If the NAV on the redemption date is lower than the NAV on your original purchase date, you will receive less than your original investment amount when the account is closed (less any applicable CDSC).

Accounts with Low Balances

Maintaining small accounts is costly for the Fund and may have a negative effect on performance. Shareholders are encouraged to keep their accounts above the Fund’s minimum.

•                       If the value of your account falls below $1,000, you are generally subject to a $5 quarterly fee. Shares from your account are redeemed each quarter to cover the fee, which is returned to the Fund to offset small account expenses. Under some circumstances, the Fund may waive the quarterly fee.  See the SAI for information about the circumstances under which this fee will not be assessed.

•                       The Fund reserves the right to redeem your remaining shares and close your account if a redemption of shares brings the value of your account below $1,000. In such cases, you will be notified and given 60 days to purchase additional shares before the account is closed.

Exchanging Shares

You may exchange your Fund shares for shares of any Aberdeen Fund that is currently accepting new investments as long as:

•                       both accounts have the same registration;

•                       your first purchase in the new fund meets its minimum investment requirement; and

•                       you purchase the same class of shares. For example, you may exchange between Class A shares of the Fund and any other Aberdeen Fund, but may not exchange between Class A shares and Class C shares.

The exchange privileges may be amended or discontinued upon 60 days’ written notice to shareholders.

Generally, there are no sales charges for exchanges of Class C, Class R, Institutional Class or Institutional Service Class shares. However,

•                       if you exchange from Class A shares of the Fund with a lower sales charge to a fund with a higher sales charge, you may have to pay the difference in the two sales charges.

•                       if you exchange Class A shares that are subject to a CDSC, and then redeem those shares within 18 months of the original purchase, the CDSC applicable to the original purchase is charged.

For purposes of calculating a CDSC, the length of ownership is measured from the date of original purchase and is not affected by any permitted exchange.

You should obtain and carefully read the prospectus of the Aberdeen Fund you are acquiring before making an exchange.

Moving Share Classes in the Same Fund

A financial intermediary may exchange shares in one class held on behalf of its customers for another class of the Fund with a lower total expense ratio, subject to any agreements between the customer and the intermediary.  All such transactions are subject to meeting any investment minimum or eligibility requirements.  Neither the Fund nor the Adviser will make any representations regarding the tax implications of such exchanges.

Systematic Withdrawal Program

You may elect to automatically redeem Class A and Class C shares in a minimum amount of $50.

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Complete the appropriate section of the Mutual Fund Application for New Accounts or contact your financial intermediary or the Fund’s transfer agent. Your account value must meet the minimum initial investment amount at the time the program is established. This program may reduce, and eventually deplete, your account. Generally, it is not advisable to continue to purchase Class A or Class C shares subject to a sales charge while redeeming shares using this program. A systematic withdrawal plan for Class C shares will be subject to any applicable CDSC.

Systematic Exchange Plan and Dividend Moves

This systematic exchange plan allows you to transfer $50 or more to one Aberdeen Fund from another Aberdeen Fund systematically, monthly or quarterly.  Accounts participating in a systematic exchange plan have a minimum balance requirement of $5,000.  You will need to complete the appropriate section of the Mutual Fund Application for New Accounts or contact your financial intermediary or the Fund’s transfer agent to do this.  Dividends of any amount can be moved automatically from one Aberdeen Fund to another at the time they are paid.

Selling Shares

You can sell, or in other words redeem, your Fund shares at any time, subject to the restrictions described below. The price you receive when you redeem your shares is the NAV (minus any applicable sales charges) next determined after the Fund’s authorized intermediary or an agent of the Fund receives your properly completed redemption request. The value of the shares you redeem may be worth more or less than their original purchase price depending on the market value of the Fund’s investments at the time of the redemption.

You may not be able to redeem your Fund shares or the Fund may delay paying your redemption proceeds if:

•                  the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•                  trading is restricted; or

•                  an emergency exists (as determined by the Securities and Exchange Commission).

Generally, the Fund will issue payment for shares that you redeem the next business day after your redemption request is received in good order.  The proceeds will be sent to you thereafter and delivery time may vary depending on the method by which you owned your shares (for example, directly or through a broker).  Payment for shares that you recently purchased may be delayed up to 10 business days from the purchase date to allow time for your payment to clear. The Fund may delay forwarding redemption proceeds for up to seven days:

•                  if the account holder is engaged in excessive trading or

•                  if the amount of the redemption request would disrupt efficient portfolio management or adversely affect the Fund.

Occasionally, large shareholder redemption requests may exceed the cash balance of the Fund and result in overdraft charges to the Fund until the sale of portfolio securities to cover the redemption request settle, which is typically a few days.

If you choose to have your redemption proceeds mailed to you and the redemption check is returned as undeliverable or is not presented for payment within six months, the Fund reserves the right to reinvest the check proceeds and future distributions in shares of the Fund at the Fund’s then-current NAV until you give the Fund different instructions.

Under extraordinary circumstances, the Fund, in its sole discretion, may elect to honor redemption requests by transferring some of the securities held by the Fund directly to an account holder as a redemption-in-kind of securities (instead of cash). For more about Aberdeen Funds’ ability to make a redemption-in-kind, see the SAI.

The Board of Trustees has adopted procedures for redemptions in-kind by shareholders including affiliated persons of the Fund. Affiliated persons of the Fund include shareholders who are affiliates of the Adviser and shareholders of the Fund owning 5% or more of the outstanding shares of the Fund. These procedures provide that a redemption-in-kind shall be effected at approximately the affiliated shareholder’s proportionate share of the Fund’s current net assets, and are designed so that such redemptions will not favor the affiliated shareholder to the detriment of any other shareholder.

Medallion Signature Guarantee

A medallion signature guarantee is required for sales of shares of the Fund in any of the following instances:

•                       if ownership is being changed on your account;

•                       the redemption check is made payable to anyone other than the registered shareholder;

•                       the proceeds are mailed to an address other than the address of record;

•                       your account address has changed within the last 15 calendar days;

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•                       the redemption proceeds are being wired or sent by ACH to a bank for which instructions are currently not on your account; or

•                       the redemption proceeds are being wired or sent by ACH to a bank account that has been added or changed within the past 15 calendar days.

A medallion signature guarantee is a certification by a bank, brokerage firm or other financial institution that a customer’s signature is valid. Medallion signature guarantees can be provided by members of the STAMP program. We reserve the right to require a medallion signature guarantee in other circumstances, without notice.

Excessive or Short-Term Trading

The Fund seeks to discourage short-term or excessive trading (often described as “market timing”). Excessive trading (either frequent exchanges between Aberdeen Funds or sales and repurchases of the Fund within a short time period) may:

•                       disrupt portfolio management strategies;

•                       increase brokerage and other transaction costs; and

•                       negatively affect fund performance.

The Fund may be more or less affected by short-term trading in Fund shares, depending on various factors such as the size of the Fund, the amount of assets the Fund typically maintains in cash or cash equivalents, the dollar amount, number and frequency of trades in Fund shares and other factors. By investing in foreign securities, the Fund may be at greater risk for excessive trading. Investors may attempt to take advantage of anticipated price movements in securities held by the Fund based on events occurring after the close of a foreign market that may not be reflected in the Fund’s NAV (referred to as “arbitrage market timing”). Arbitrage market timing may also be attempted in funds that hold significant investments in small-cap securities, high-yield (junk) bonds and other types of investments that may not be frequently traded. There is the possibility that arbitrage market timing, under certain circumstances, may dilute the value of Fund shares if redeeming shareholders receive proceeds (and buying shareholders receive shares) based on NAVs that do not reflect appropriate fair value prices.

The Board of Trustees has adopted and implemented the following policies and procedures to detect, discourage and prevent excessive short-term trading in the Fund:

Monitoring of Trading Activity

The Fund, through the Adviser, its subadviser and its agents, monitor selected trades and flows of money in and out of the Fund in an effort to detect excessive short-term trading activities. If a shareholder is found to have engaged in excessive short-term trading, the Fund may, in its discretion, ask the shareholder to stop such activities or refuse to process purchases or exchanges in the shareholder’s account. Despite its best efforts, Aberdeen Funds may be unable to identify or deter excessive trades conducted through certain intermediaries or omnibus accounts that transmit aggregate purchase, exchange and redemption orders on behalf of their customers. In short, Aberdeen Funds may not be able to prevent all market timing and its potential negative impact.

Restrictions on Transactions

Whenever the Fund is able to identify short-term trades or traders, the Fund has broad authority to take discretionary action against market timers and against particular trades and uniformly will apply the short-term trading restrictions to all such trades that the Fund identifies. The Fund also has sole discretion to:

•                       restrict purchases or exchanges that the Fund or its agents believe constitute excessive trading and

•                       reject transactions that violate the Fund’s excessive trading policies or its exchange limits.

In general if you make an exchange equaling 1% or more of the Fund’s NAV, the exchange into another Aberdeen Fund may be rejected.

Fair Valuation

The Trust has fair value pricing procedures in place as described above in “Investing with Aberdeen Funds: Fair Value Pricing.”

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Distributions and Taxes

The following information is provided to help you understand the income and capital gains you can earn while you own Fund shares, as well as the federal income taxes you may have to pay. The amount of any distribution will vary and there is no guarantee the Fund will pay either income dividends or capital gain distributions. For tax advice about your personal tax situation, please speak with your tax adviser.

Income and Capital Gain Distributions

The Fund intends to qualify each year as a regulated investment company under the Internal Revenue Code. As a regulated investment company, the Fund generally pays no federal income tax on the income and capital gains it distributes to you. The Fund expects to declare and distribute its net investment income, if any, to shareholders as dividends quarterly.  Capital gains, if any, may be distributed at least annually. The Fund may distribute income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. All income and capital gain distributions are automatically reinvested in shares of the Fund. You may request in writing a payment in cash if the distribution is in excess of $5.

If you choose to have dividends or capital gain distributions, or both, mailed to you and the distribution check is returned as undeliverable or is not presented for payment within six months, the Trust reserves the right to reinvest the check proceeds and future distributions in shares of the Fund at the Fund’s then-current NAV until you give the Trust different instructions.

Tax Considerations

If you are a taxable investor, dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are subject to federal income tax, state taxes and possibly local taxes:

•                       distributions are taxable to you at either ordinary income or capital gains tax rates;

•                       distributions of short-term capital gains are paid to you as ordinary income that is taxable at applicable ordinary income tax rates;

•                       distributions of long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your Fund shares;

•                       for individuals, a portion of the income dividends paid may be qualified dividend income eligible for long-term capital gain tax rates, provided that certain holding period requirements are met;

•                       for corporate shareholders, a portion of income dividends may be eligible for the corporate dividends-received deduction, subject to certain limitations; and

•                       distributions declared in October, November or December to shareholders of record in such month, but paid in January, are taxable as if they were paid in December.

The amount and type of income dividends and the tax status of any capital gains distributed to you are reported on Form 1099-DIV (any exempt interest dividends will be reported on Form 1099-INT), which we send to you annually during tax season (unless you hold your shares in a qualified tax-deferred plan or account or are otherwise not subject to federal income tax). The Fund may reclassify income after your tax reporting statement is mailed to you. This can result from the rules in the Internal Revenue Code that effectively prevent mutual funds, such as the Fund, from ascertaining with certainty, until after the calendar year end, and in some cases the Fund’s fiscal year end, the final amount and character of distributions the Fund has received on its investments during the prior calendar year. Prior to issuing your statement, the Fund makes every effort to search for reclassified income to reduce the number of corrected forms mailed to shareholders. However, when necessary, the Fund will send you a corrected Form 1099-DIV to reflect reclassified information.

Distributions from the Fund (both taxable dividends and capital gains) are normally taxable to you when made, regardless of whether you reinvest these distributions or receive them in cash (unless you hold your shares in a qualified tax-deferred plan or account or are otherwise not subject to federal income tax).

If more than 50% of the Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If the Fund elects to do so, then any foreign taxes it pays on these investments may be passed through to you either as a deduction (in calculating U.S. taxable income, but only for investors who itemize their deductions on their personal tax returns) or as a foreign tax credit.

If you are a taxable investor and invest in the Fund shortly before the record date of a capital gains distribution, the distribution will lower the value of the Fund’s shares by the amount of the distribution and, in effect, you will receive some of your investment back in the form of a taxable distribution. This is commonly known as “buying a dividend.”

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Selling and Exchanging Shares

Selling your shares may result in a realized capital gain or loss, which is subject to federal income tax. For tax purposes, an exchange of one Aberdeen Fund for another is the same as a sale. For individuals, any long-term capital gains you realize from selling Fund shares are currently taxed at 15% for individuals with incomes below approximately $415,000 ($465,000 if married filing jointly), 20% for individuals with any income above those amounts that is long-term capital gain and 0% at certain income levels (with these income thresholds adjusted annually for inflation). You or your tax adviser should track your purchases, tax basis, sales and any resulting gain or loss. If you redeem Fund shares for a loss, you may be able to use this capital loss to offset any other capital gains you have.

Tax Status for Retirement Plans and Other Tax-Deferred Accounts

When you invest in the Fund through a qualified employee benefit plan, retirement plan or some other tax-deferred account, dividend and capital gain distributions generally are not subject to current federal income taxes. In general, these entities are governed by complex tax rules. You should ask your tax adviser or plan administrator for more information about your tax situation, including possible state or local taxes.

Backup Withholding

By law, you may be subject to backup withholding on a portion of your taxable distributions and redemption proceeds unless you provide your correct Social Security or taxpayer identification number and certify that (1) this number is correct, (2) you are not subject to backup withholding, and (3) you are a U.S. person (including a U.S. resident alien). You may also be subject to withholding if the Internal Revenue Service (“IRS”) instructs us to withhold a portion of your distributions and proceeds.

Other

Distributions and gains from the sale or exchange of your Fund shares may be subject to state and local taxes, even if not subject to federal income taxes. State and local tax laws vary; please consult your tax adviser.  Non-U.S. investors may be subject to U.S. withholding at a 30% or lower treaty tax rate, U.S. estate tax and special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. Exemptions from U.S. withholding tax are provided for capital gain dividends paid by the Fund from long-term capital gains, if any. However, notwithstanding such exemption from U.S. withholding at the source, any dividends and distributions of income or capital gains will be subject to backup withholding if you fail to properly certify that you are not a U.S. person.

Under current law, the Fund serves to block unrelated business taxable income from being realized by its tax-exempt shareholders. Notwithstanding the foregoing, a tax-exempt shareholder could realize unrelated business taxable income by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of IRC Section 514(b). Certain types of income received by the Fund from REITs, real estate mortgage investment conduits, taxable mortgage pools or other investments may cause the Fund to designate some or all of its distributions as “excess inclusion income.” To Fund shareholders, such excess inclusion income may (i) constitute taxable income, as “unrelated business taxable income” for those shareholders who would otherwise be tax-exempt such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (ii) not be offset by otherwise allowable deductions for tax purposes; (iii) not be eligible for reduced U.S. withholding for non-U.S. shareholders even from tax treaty countries; and (iv) cause the Fund to be subject to tax if certain “disqualified organizations” as defined by the IRC are Fund shareholders. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in IRC Section 664) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

A 3.8% Medicare contribution tax is imposed on net investment income, including, among other things, dividends and net gain from investments, of U.S. individuals with income exceeding $200,000 ($250,000 if married filing jointly), and of estates and trusts.

Additionally, a 30% withholding tax is currently imposed on fund dividends and, beginning in 2019, will be imposed on redemption proceeds paid, to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities unless they certify certain information regarding their direct and indirect U.S. owners.  To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account

48

holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply. Under some circumstances, a foreign shareholder may be eligible for refunds or credits of such taxes.

This discussion of “Distributions and Taxes” is not intended or written to be used as tax advice. Because everyone’s tax situation is unique, you should consult your tax professional about federal, state, local or foreign tax consequences before making an investment in the Fund.

49

Financial Highlights

The financial highlights tables are intended to help you understand the Fund’s financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions and no sales charges). Information has been audited (except for the period ended April 30, 2016, which is unaudited) by [     ], independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s most recent annual report, which is available upon request.  The Fund’s unaudited financial statements for the semi-annual period ended April 30, 2016 are included in the Fund’s most recent semi-annual report, which is available upon request.

Selected Data for Each Share of Capital Outstanding Throughout the Periods Indicated

Aberdeen Global Unconstrained Fixed Income Fund

		Investment Activities			Distributions
	Net Asset Value, Beginning of Period	Net Investment Income (a)	Net Realized and Unrealized Gains (Losses) on Investments	Total from Investment Activities	Net Investment Income	Total Distributions	Redemption Fees	Net Asset Value, End of Period
Class A Shares
Period Ended April 30, 2016	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Year Ended October 31, 2015	10.12	0.22	(0.84)	(0.62)	(0.09)	(0.09)	—	$9.41
Year Ended October 31, 2014	10.37	0.24	(0.23)	0.01	(0.26)	(0.26)	—	10.12
Year Ended October 31, 2013	10.61	0.14	(0.38)	(0.24)	—	—	—	10.37
Year Ended October 31, 2012	10.50	0.17	0.19	0.36	(0.25)	(0.25)	—	10.61
Year Ended October 31, 2011	10.89	0.22	(0.10)	0.12	(0.51)	(0.51)	—	10.50
Class C Shares
Period Ended April 30, 2016	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Year Ended October 31, 2015	10.07	0.14	(0.83)	(0.69)	(0.08)	(0.08)	—	9.30
Year Ended October 31, 2014	10.23	0.16	(0.23)	(0.07)	(0.09)	(0.09)	—	10.07
Year Ended October 31, 2013	10.55	0.06	(0.38)	(0.32)	—	—	—	10.23
Year Ended October 31, 2012	10.44	0.09	0.21	0.30	(0.19)	(0.19)	—	10.55
Year Ended October 31, 2011	10.84	0.14	(0.10)	0.04	(0.44)	(0.44)	—	10.44
Institutional Service Class Shares
Period Ended April 30, 2016	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Year Ended October 31, 2015	10.12	0.22	(0.83)	(0.61)	(0.09)	(0.09)	—	9.42
Year Ended October 31, 2014	10.39	0.25	(0.24)	0.01	(0.28)	(0.28)	—	10.12
Year Ended October 31, 2013	10.62	0.15	(0.38)	(0.23)	—	—	—	10.39
Year Ended October 31, 2012	10.51	0.18	0.19	0.37	(0.26)	(0.26)	—	10.62
Year Ended October 31, 2011	10.90	0.24	(0.09)	0.15	(0.54)	(0.54)	—	10.51
Institutional Class Shares
Period Ended April 30, 2016	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]
Year Ended October 31, 2015	10.15	0.25	(0.84)	(0.59)	(0.10)	(0.10)	—	9.46
Year Ended October 31, 2014	10.43	0.27	(0.24)	0.03	(0.31)	(0.31)	—	10.15
Year Ended October 31, 2013	10.64	0.17	(0.38)	(0.21)	—	—	—	10.43
Year Ended October 31, 2012	10.52	0.17	0.23	0.40	(0.28)	(0.28)	—	10.64
Year Ended October 31, 2011	10.91	0.25	(0.10)	0.15	(0.54)	(0.54)	—	10.52

(a)       Net investment income (loss) is based on average shares outstanding during the period.

Amounts listed as “—” are $0 or round to $0.

50

Selected Data for Each Share of Capital Outstanding Throughout the Periods Indicated

Aberdeen Global Unconstrained Fixed Income Fund (concluded)

			Ratios/Supplemental Data
	Total Return (b)		Net Assets at End of Period (000’s)	Ratio of Expenses (Net of Reimbursements) to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Ratio of Expenses (Prior to Reimbursements) to Average Net Assets (c)	Portfolio Turnover (d)
Class A Shares
Period Ended April 30, 2016	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]
Year Ended October 31, 2015	(6.13	)%(e)	$826	1.11%	2.26%	2.06%	173.93%
Year Ended October 31, 2014	0.05	%(e)	1,183	1.10%	2.27%	1.71%	183.14%
Year Ended October 31, 2013	(2.26)%		1,888	1.16%	1.32%	1.64%	208.61%
Year Ended October 31, 2012	3.56%		2,781	1.21%	1.61%	1.51%	135.98%
Year Ended October 31, 2011	1.34%		3,172	1.22%	2.13%	1.38%	199.69%
Class C Shares
Period Ended April 30, 2016	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]
Year Ended October 31, 2015	(6.86)%		251	1.85%	1.51%	2.80%	173.93%
Year Ended October 31, 2014	(0.70)%		378	1.85%	1.54%	2.46%	183.14%
Year Ended October 31, 2013	(3.03)%		518	1.89%	0.59%	2.37%	208.61%
Year Ended October 31, 2012	2.90%		967	1.95%	0.86%	2.25%	135.98%
Year Ended October 31, 2011	0.51%		1,060	1.95%	1.38%	2.11%	199.69%
Institutional Service Class Shares
Period Ended April 30, 2016	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]
Year Ended October 31, 2015	(6.02)%		12,761	1.03%	2.33%	1.98%	173.93%
Year Ended October 31, 2014	0.07%		16,724	1.01%	2.39%	1.62%	183.14%
Year Ended October 31, 2013	(2.17)%		19,547	1.05%	1.44%	1.53%	208.61%
Year Ended October 31, 2012	3.64%		25,168	1.13%	1.69%	1.42%	135.98%
Year Ended October 31, 2011	1.58%		31,156	0.99%	2.33%	1.31%	199.69%
Institutional Class Shares
Period Ended April 30, 2016	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]
Year Ended October 31, 2015	(5.88)%		1,419	0.85%	2.56%	1.80%	173.93%
Year Ended October 31, 2014	0.25%		2,717	0.85%	2.63%	1.46%	183.14%
Year Ended October 31, 2013	(1.97)%		1,556	0.87%	1.65%	1.37%	208.61%
Year Ended October 31, 2012	3.93%		850	0.95%	1.68%	1.25%	135.98%
Year Ended October 31, 2011	1.60%		38	0.95%	2.35%	1.11%	199.69%

(b)      Excludes sales charge.

(c)      During the period, certain fees were waived and/or reimbursed. If such waivers/reimbursements had not occurred, the ratios would have been as indicated.

(d)      Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing among the classes of shares.

(e)      The total return shown above includes the impact of financial statement rounding of the NAV per share and/or financial statement adjustments.

51

Information from Aberdeen Funds

Please read this Prospectus before you invest, and keep it with your records. The following documents — which may be obtained free of charge — contain additional information about the Fund:

•                  Statement of Additional Information (incorporated by reference into this Prospectus)

•                  Annual Reports (which contain discussions of the market conditions and investment strategies that significantly affected the Fund’s performance)

•                  Semi-Annual Reports

While this Prospectus and the Statement of Additional Information of the Trust describe pertinent information about the Trust and the Fund, neither this Prospectus nor the Statement of Additional Information represents a contract between the Trust or the Fund and any shareholder or any other party.

To obtain any of the above documents free of charge, to request other information about the Fund, or to make other shareholder inquiries, contact us at the address or number listed below. You can also access and download the annual and semi-annual reports (when available) and the Statement of Additional Information at the Fund’s website www.aberdeen-asset.us.

To reduce the volume of mail you receive, only one copy of financial reports, prospectuses, other regulatory materials and other communications will be mailed to your household (if you share the same last name and address). You can call us at 866-667-9231, or write to us at the address listed below, to request (1) additional copies free of charge, or (2) that we discontinue our practice of mailing regulatory materials together.

If you wish to receive regulatory materials and/or account statements electronically, you can sign-up for our free e-delivery service. Please visit the Fund’s website at www.aberdeen-asset.us or call 866-667-9231 for additional information.

For Additional Information Contact:

By Regular Mail:

Aberdeen Funds

P.O. Box 55930

Boston, MA 02205-5930

By Overnight Mail:

Aberdeen Funds

c/o Boston Financial Data Services

30 Dan Rd

Canton, MA 02021

For 24-hour Access:

866-667-9231 (toll free)

Customer Service Representatives are available 8 a.m.-9 p.m. Eastern Time, Monday through Friday. Call after 7 p.m. Eastern Time for closing share prices.

Also, visit the Fund’s website at www.aberdeen-asset.us.

Information from the Securities and Exchange Commission (SEC)

You can obtain information about the Fund, including the SAI from the SEC:

•                  on the SEC’s EDGAR database via the Internet at www.sec.gov;

•                  by electronic request to publicinfo@sec.gov (the SEC charges a fee for this service);

•                  in person at the SEC’s Public Reference Room in Washington, D.C. (for their hours of operation, call 202-551-8090); or

•                  by mail by sending your request to Securities and Exchange Commission Public Reference Section, Washington, D.C. 20549-1520 (the SEC charges a fee to copy any documents).

THE TRUST’S INVESTMENT COMPANY ACT FILE NO.: 811-22132

52

STATEMENT OF ADDITIONAL INFORMATION

August [15], 2016

ABERDEEN FUNDS

Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund)

Class A — CUGAX • Class C — CGBCX • Class R — AGCRX • Institutional Class — AGCIX • Institutional Service Class — CGFIX

Aberdeen Funds (the “Trust”) is a registered open-end investment company consisting of [25] series as of the date hereof.  This Statement of Additional Information (“SAI”) relates to Aberdeen Global Unconstrained Fixed Income Fund, a series of the Trust (the “Global Unconstrained Fixed Income Fund” or the “Fund”).  This SAI is not a prospectus but is incorporated by reference into the Prospectus for the Fund.  It contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus for the Fund dated August [15], 2016.

Terms not defined in this SAI have the meanings assigned to them in the Prospectus.  You can order copies of the Prospectus without charge by writing to Boston Financial Data Services (“BFDS”) at 30 Dan Road, Canton, MA 02021 or calling (toll-free) 866-667-9231.

The Fund’s audited financial statements for the fiscal year ended October 31, 2015, and the related report of [ ], independent registered public accounting firm for the Fund, which are contained in the Fund’s October 31, 2015 Annual Report, as well as the Fund’s unaudited financial statements for the six months ended April 30, 2016 contained in the Fund’s April 30, 2016 Semi-Annual Report, are incorporated herein by reference in the section “Financial Statements.” No other parts of the Annual Report or Semi-Annual Report are incorporated by reference herein. A copy of the Annual Report and Semi-Annual Report may be obtained upon request and without charge by writing to or by calling 866-667-9231.

GENERAL INFORMATION

The Trust is an open-end management investment company formed as a statutory trust under the laws of the state of Delaware by a Certificate of Trust filed on September 27, 2007.  The Trust currently consists of [25] separate series, each with its own investment objective.

Prior to August [15], 2016, the Aberdeen Global Unconstrained Fixed Income Fund was known as the Aberdeen Global Fixed Income Fund.  The Fund was created to acquire the assets and liabilities of the Credit Suisse Global Fixed Income Fund (the “Credit Suisse Fund”).  The Credit Suisse Fund is considered the accounting survivor of the Fund and accordingly, certain financial history of the Credit Suisse Fund is included in this SAI.

The Fund is a diversified open-end management investment company as defined in the Investment Company Act of 1940, as amended (the “1940 Act”).

ADDITIONAL INFORMATION ON PORTFOLIO INSTRUMENTS AND INVESTMENT POLICIES

The Fund invests in a variety of securities and employs a number of investment techniques that involve certain risks.  The Prospectus for the Fund highlights the principal investment strategies, investment techniques and risks.  This SAI contains additional information regarding both the principal and non-principal investment strategies of the Fund.  Additional information concerning permissible investments and techniques for the Fund is set forth below.

Please review the discussions in the Prospectus for further information regarding the investment objective and policies of the Fund.

References to the “Adviser” in this section also include the subadviser.

General Information about the Fund’s Portfolio Instruments and Investment Policies

The following is a description of various types of securities, instruments and techniques that may be purchased and/or used by the Fund as well as certain risks to which the Fund is subject.

Adjustable, Floating and Variable Rate Instruments.  Floating, adjustable rate or variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indices, such as the prime rate, or at specified intervals.  The interest rate on floating-rate securities varies with changes in the underlying index (such as the Treasury bill rate), while the interest rate on variable or adjustable rate securities changes at preset times based upon an underlying index.  Certain of the floating or variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity.

The interest rates paid on the adjustable rate securities in which the Fund may invest generally are readjusted at intervals of one year or less to an increment over some predetermined interest rate index. There are three main categories of indices: those based on U.S. Treasury securities, those derived from a calculated measure such as a cost of funds index and those based on a moving average of mortgage rates. Commonly used indices include the one-year, three-year and five-year constant maturity Treasury rates, the three-month Treasury bill rate, the 180-day Treasury bill rate, rates on longer-term Treasury securities, the 11th District Federal Home Loan Bank Cost of Funds, the National Median Cost of Funds, the one-month, three-month, six-month or one-year London Interbank Offered Rate (“LIBOR”), the prime rate of a specific bank or commercial paper rates.  Some indices, such as the one-year constant maturity Treasury rate, closely mirror changes in market interest rate levels. Others, such as the 11th Federal District Home Loan Bank Cost of Funds index, tend to lag behind changes in market rate levels and tend to be somewhat less volatile.

Auction rate securities are variable rate bonds whose interest rates are reset at specified intervals through a “Dutch” auction process. A “Dutch” auction is a competitive bidding process designed to determine a single uniform clearing rate that enables purchases and sales of the auction rate securities to take place at par.  All accepted bids and holders of the auction rate securities receive the same rate.  Auction rate securities holders rely on the liquidity generated by the auction. There is a risk that an auction will fail due to insufficient demand for the securities. If an auction fails, an auction rate security may become illiquid until a subsequent successful auction is conducted, the issuer redeems the issue, or a secondary market develops. See “Municipal Securities” below for more information about auction rate securities.

Demand Instruments.  Some of the demand instruments purchased by the Fund may not be traded in a secondary market and derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support.  If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of its investment restriction limiting investments in illiquid securities unless the demand feature has a notice period of more than seven days in which case the instrument will be characterized as “not readily marketable” and therefore illiquid.  Such obligations include variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and to provide for periodic adjustments in the interest rate. The Fund will limit its purchases of floating and variable rate obligations to those of the same quality as it is otherwise allowed to purchase.  The Adviser will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.  The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or third party providing credit support to make payment when due, except when such demand instruments permit same day settlement.  To facilitate settlement, these same day demand instruments may be held in book entry form at a bank other than the Fund’s custodian subject to a sub-custodian agreement approved by the Fund between that bank and the Fund’s custodian.

Advance Refunded Bonds (or pre-refunded bonds).  Advance refunded bonds are municipal securities that are subsequently refunded by the issuance and delivery of a new issue of bonds prior to the date on which the outstanding issue of bonds can be redeemed or paid.  The proceeds from the new issue of bonds are typically placed in an escrow fund consisting of U.S. Government obligations that are used to pay the interest, principal and call premium on the issue being refunded.  The Fund may also purchase municipal securities that have been refunded prior to purchase by the Fund.

Asset-Backed Securities.  Asset-backed securities, issued by trusts and special purpose corporations, are pass-through securities, meaning that principal and interest payments, net of expenses, made by the borrower on the underlying asset (such as credit card or automobile loan receivables) are passed to the Fund.  Asset-backed securities may include pools of loans, receivables or other assets. Payment of principal and interest may be largely dependent upon the cash flows generated by the assets backing the securities.  Asset-backed securities present certain risks that are not presented by mortgage-backed securities.  Primarily, these securities may not have the benefit of any security interest in the related assets.  Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due.  There is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties.  To lessen the effect of failures by obligors on underlying assets to make payments, the securities may contain elements of credit support which fall into two categories: (i) liquidity protection, and (ii) protection against losses resulting from ultimate default by an obligor on the underlying assets.  Liquidity protection refers to the provision of advances, generally by the entity administering the pool of assets, to ensure that the receipt of payments on the underlying pool occurs in a timely fashion.  Protection against losses results from payment of the insurance obligations on at least a portion of the assets in the pool.  This protection may be provided through guarantees, policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction or through a combination of such approaches.  The Fund will not pay any additional or separate fees for credit support.  The degree of credit support provided for each issue is generally based on historical information respecting the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated or failure of the credit support could adversely affect the return on an investment in such a security.  The availability of asset-backed securities may be affected by legislative or regulatory developments.  It is possible that such developments may require the Fund to dispose of any then existing holdings of such securities.  Additionally, the risk of default by borrowers is greater during periods of rising interest rates and/or unemployment rates. In addition, instability in the markets for asset-backed securities may affect the liquidity of such securities, which means the Fund may be unable to sell such securities at an advantageous time and price. As a result, the value of such securities may decrease and the Fund may incur greater losses on the sale of such securities than under more stable market conditions. Furthermore, instability and illiquidity in the market for lower-rated asset-backed securities may affect the overall market for such securities thereby impacting the liquidity and value of higher-rated securities.

Several types of asset-backed securities have been offered to investors, including Certificates of Automobile ReceivablesSM (“CARSSM”).  CARSSM represent undivided fractional interests in a trust whose assets consist of a pool of motor vehicle retail installment sales contracts and security interests in the vehicles securing the contracts.  Payments of principal and interest on CARSSM are passed through monthly to certificate holders, and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust.  An investor’s return on CARSSM may be affected by early prepayment of principal on the underlying vehicle sales contracts.  If the letter of credit is exhausted, the trust may be prevented from realizing the full amount due on a sales contract because of state law requirements and restrictions relating to foreclosure sales of vehicles and the obtaining of deficiency judgments following such sales or because of depreciation, damage or loss of a vehicle, the application of federal and state bankruptcy and insolvency laws, or other factors.  As a result, certificate holders may experience delays in payments or losses if the letter of credit is exhausted.

The Fund may also invest in residual interests in asset-backed securities. In the case of asset-backed securities issued in a pass-through structure, the cash flow generated by the underlying assets is applied to make required payments on the securities and to pay related administrative expenses.  The residual in an asset-backed security pass-through structure represents the interest in any excess cash flow remaining after making the foregoing payments.  The amount of residual cash flow resulting from a particular issue of asset-backed securities will depend on, among other things, the characteristics of the underlying assets, the coupon rates on the securities, prevailing interest rates, the amount of administrative expenses and the actual prepayment experience on the underlying assets.  Asset-backed security residuals not registered under the Securities Act of 1933, as amended (the “Securities Act”) may be subject to certain restrictions on transferability.  In addition, there may be no liquid market for such securities.

Asset-backed securities present certain risks. For instance, in the case of credit card receivables, these securities may not have the benefit of any security interest in the related collateral. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in all of the obligations backing such receivables. Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities. The underlying assets (e.g., loans) are also subject to prepayments, which shorten the securities’ weighted average life and may lower their return.

Bank Loans.  Bank Loans include floating and fixed-rate debt obligations. Floating rate loans are debt obligations issued by companies or other entities with floating interest rates that reset periodically. Bank loans may include, but are not limited to, term loans, delayed funding loans, bridge loans and revolving credit facilities. Loan interests will primarily take the form of assignments purchased in the primary or secondary market, but may include participations. Floating rate loans are secured by specific collateral of the borrower and are senior to most other securities of the borrower (e.g., common stock or debt instruments) in the event of bankruptcy. Floating rate loans are often issued in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings. Floating rate loans are typically structured and administered by a financial institution that acts as the agent of the lenders participating in the floating rate loan. Floating rate loans may be acquired directly through the agent, as an assignment from another lender who holds a direct interest in the floating rate loan, or as a participation interest in another lender’s portion of the floating rate loan.

The Fund would generally invest in floating rate loans directly through an agent, by assignment from another holder of the loan, or as a participation interest in another holder’s portion of the loan. Assignments and participations involve credit, interest rate, and liquidity risk. Interest rates on floating rate loans adjust periodically and are tied to a benchmark lending rate such as the London Interbank Offered Rate (“LIBOR”). LIBOR, which is a short-term interest rate that banks charge one another and that is generally representative of the most competitive and current cash rates. The lending rate could also be tied to the prime rate offered by one or more major U.S. banks or the rate paid on large certificates of deposit traded in the secondary markets. If the benchmark lending rate changes, the rate payable to lenders under the loan will change at the next scheduled adjustment date specified in the loan agreement. Investing in floating rate loans with longer interest rate reset periods may increase fluctuations in the Fund’s net asset value (“NAV”) as a result of changes in interest rates.

If the Fund purchases an assignment, it generally assumes all the rights and obligations under the loan agreement and will generally become a ‘‘lender’’ for purposes of the particular loan agreement. The rights and obligations acquired by the Fund under an assignment may be different, and be more limited, than those held by an assigning lender. Subject to the terms of a loan agreement, the Fund may enforce compliance by a borrower with the terms of the loan agreement and may have rights with respect to any funds acquired by other lenders through set-off. If a loan is foreclosed, the Fund may become part owner of any collateral securing the loan, and may bear the costs and liabilities associated with owning and disposing of any collateral. The Fund could be held liable as a co-lender. In addition, there is no assurance that the liquidation of any collateral from a secured loan would satisfy a borrower’s obligations or that any collateral could be liquidated.

If the Fund purchases a participation interest, it typically will have a contractual relationship with the lender and not with the borrower. The Fund may only be able to enforce its rights through the lender and may assume the credit risk of both the borrower and the lender, or any other intermediate participant. The Fund may have the right to receive payments of principal, interest, and any fees to which it is entitled only from the lender and only upon receipt by the lender of the payments from the borrower. The failure by the Fund to receive scheduled interest or principal payments may adversely affect the income of the Fund and may likely reduce the value of its assets, which would be reflected by a reduction in the Fund’s NAV.

To the extent that the Fund has investments in floating rate loans through participation interests, it may be more susceptible to the risks of the financial services industries. The Fund may also be subject to greater risks and delays than if the Fund could assert its rights directly against the borrower. In the event of the insolvency of an intermediate participant who sells a participation interest to the Fund, it may be subject to loss of income and/or principal. Additionally, the Fund may not have any right to vote on whether to waive any covenants breached by a borrower and may not benefit from any collateral securing a loan. Parties through which the Fund may have to enforce its rights may not have the same interests as the Fund.

The borrower of a loan in which the Fund holds an assignment or participation interest may, either at its own election or pursuant to the terms of the loan documentation, prepay amounts of the loan from time to time. There is no assurance that the Fund will be able to reinvest the proceeds of any loan prepayment at the same interest rate or on the same terms as those of the original loan participation. This may result in the Fund realizing less income on a particular investment and replacing the loan with a less attractive security, which may provide less return to the Fund.

The secondary market on which floating rate loans are traded may be less liquid than the market for investment grade securities or other types of income producing securities. Therefore, the Fund may have difficulty trading assignments and participations to third parties. There is also a potential that there is no active market to trade floating rate loans. There may be restrictions on transfer and only limited opportunities may exist to sell such securities in secondary markets. As a result, the Fund may be unable to sell assignments or participations at the desired time or only at a price less than fair market value. The secondary market may also be subject to irregular trading activity, wide price spreads, and extended trade settlement periods. The lack of a liquid secondary market may have an adverse impact on the market price of the security.

Assignments and participations of bank loans also may be less liquid at times because of potential delays in the settlement process. Bank loans may settle on a delayed basis, resulting in the proceeds from the sale of such loans not being readily available to make additional investments or to meet the Fund’s redemption obligations. To the extent the extended settlement process gives rise to short-term liquidity needs, the Fund may hold additional cash, sell investments or temporarily borrow from banks or other lenders. Settlement risk is heightened for bank loans in certain foreign markets, which differ significantly and may be less established from those in the United States.  Foreign settlement procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically generated by the settlement of U.S. loans and other debt securities.  Communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements.  If the Fund cannot settle or there is a delay in settling a purchase of a loan or other security, the Fund may miss attractive investment opportunities and certain assets may be uninvested with no return earned thereon for some period.  In addition, the Fund may lose money if the value of the security then declines or, if there is a contract to sell the security to another party, the Fund could be liable to that party for any losses incurred. Furthermore, some foreign markets in which the Fund may invest in loans may not operate with the concept of delayed compensation, or a pricing adjustment payable by the parties to a secondary loan trade that settles after an established time intended to assure that neither party derives an economic advantage from the delay (established in the U.S. as T+7 and T+20 for par/near par trades and distressed trades, respectively). Where there is no delayed compensation, one party will typically bear the risk of the other’s delaying settlement for economic gain.

In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower, lenders and purchasers of interests in loans, such as the Fund, will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common law fraud protections under applicable state law.

Loan Participations and Assignments.  A participation in commercial loans may be secured or unsecured. Loan participations typically represent direct participation in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates.  The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. Participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risk of being a lender.

When purchasing loan participations, the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary; however, the Fund may only be able to enforce its rights through the lender. The participation interests in which the Fund invests may not be rated by any nationally recognized statistical rating organization (“NRSRO”).

A loan is often administered by an agent bank acting as agent for all holders. The agent bank administers the terms of the loan, as specified in the loan agreement. In addition, the agent bank is normally responsible for the collection of principal and interest payments from the corporate borrower and the apportionment of these payments to the credit of all institutions which are parties to the loan agreement. Unless, under the terms of the loan or other indebtedness, the Fund has direct recourse against the corporate borrower, the Fund may have to rely on the agent bank or other financial intermediary to apply appropriate credit remedies against a corporate borrower.

A financial institution’s employment as agent bank might be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement should remain available to holders of such indebtedness. However, if assets held by the agent bank for the benefit of the Fund were determined to be subject to the claims of the agent bank’s general creditors, the Fund might incur certain costs and delays in realizing payment on a loan or loan participation and could suffer a loss of principal and/or interest. In situations involving other interposed financial institutions (e.g., an insurance company or governmental agency) similar risks may arise.

Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the corporate borrower for payment of principal and interest. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower’s obligation, or that the collateral can be liquidated.

The Fund may invest in loan participations with credit quality comparable to that of issuers of its securities investments. Indebtedness of companies whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Some companies may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, the Fund bears a substantial risk of losing the entire amount invested.

For purposes of the Fund’s concentration limits, the Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of indebtedness may require weeks to complete. Consequently, some indebtedness may be difficult or impossible to dispose of readily at what the Adviser believes to be a fair price. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining the Fund’s NAV than if that value were based on available market quotations, and could result in significant variations in the Fund’s daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. As the market for different types of indebtedness develops, the liquidity of these instruments is expected to improve. In addition, the Fund currently intends to treat indebtedness for which there is no readily available market as illiquid for purposes of the Fund’s limitation on illiquid investments. Investments in loan participations are considered to be debt obligations for purposes of the Trust’s investment restriction relating to the lending of funds or assets by the Fund.

Investments in loans through a direct assignment of the financial institution’s interests with respect to the loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as co-lender. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the Fund relies on the Adviser’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.

The Fund may also enter into, or acquire participations in, delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). To the extent that the Fund is committed to advance additional funds, it will at all times segregate or “earmark” assets, determined to be liquid by the Adviser in accordance with procedures established by the Board of Trustees, in an amount sufficient to meet such commitments.

The Fund may invest in delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. The Fund currently intends to treat delayed funding loans and revolving credit facilities for which there is no readily available market as illiquid for purposes of the Fund’s limitation on illiquid investments.

Participation interests in revolving credit facilities will be subject to the limitations discussed above. Delayed funding loans and revolving credit facilities are considered to be debt obligations for purposes of the Trust’s investment restriction relating to the lending of funds or assets by the Fund.

Delayed Funding Loans and Revolving Credit Facilities.  Delayed funding loans and revolving credit facilities are borrowings in which the Fund agrees to make loans up to a maximum amount upon demand by the borrowing issuer for a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrowing issuer repays the loan, an amount equal to the repayment is again made available to the borrowing issuer under the facility. The borrowing issuer may at any time borrow and repay amounts so long as, in the aggregate, at any given time the amount borrowed does not exceed the maximum amount established by the loan agreement. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest.

There are a number of risks associated with an investment in delayed funding loans and revolving credit facilities including, credit, interest rate and liquidity risk and the risks of being a lender. There may be circumstances under which the borrowing issuer’s credit risk may be deteriorating and yet the Fund may be obligated to make loans to the borrowing issuer as the borrowing issuer’s credit continues to deteriorate, including at a time when the borrowing issuer’s financial condition makes it unlikely that such amounts will be repaid.

Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. These risks could cause the Fund to lose money on its investment, which in turn could affect the Fund’s returns.  The Fund may treat delayed funding loans and revolving credit facilities for which there is no readily available market as illiquid for purposes of the Fund’s limitation on illiquid investments.

Bank Obligations. Bank obligations are obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers’ acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of the banking industry.

Certificates of deposit are receipts issued by a depository institution in exchange for the deposit of funds.  The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate.  The certificate usually can be traded in the secondary market prior to maturity. Bankers’ acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions.  Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise.  The draft is then “accepted” by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date.  The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity.  Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

The Fund may also invest in certificates of deposit issued by banks and savings and loan institutions which had, at the time of their most recent annual financial statements, total assets of less than $1 billion, provided that (i) the principal amounts of such certificates of deposit are insured by an agency of the U.S. Government, (ii) at no time will the Fund hold more than $100,000 principal amount of certificates of deposit of any one such bank, and (iii) at the time of acquisition, no more than 10% of the Fund’s assets (taken at current value) are invested in certificates of deposit of such banks having total assets not in excess of $1 billion.

Bankers’ acceptances are credit instruments evidencing the obligations of a bank to pay a draft drawn on it by a customer.  These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate.  Time deposits which may be held by the Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation.  Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties that vary with market conditions and the remaining maturity of the obligation.  Fixed time deposits subject to withdrawal penalties maturing in more than seven calendar days are subject to the Fund’s limitation on investments in illiquid securities.

Bonds with Warrants Attached.  Bonds with warrants attached are bonds issued as a unit with warrants. The Fund may dispose of the common stock received upon conversion of a convertible security or exercise of a warrant as promptly as it can and in a manner that it believes reduces the risk to the Fund of a loss in connection with the sale. The Fund does not intend to retain in its portfolio any warrant acquired as a unit with bonds if the warrant begins to trade separately from the related bond.

Borrowing.  The Fund, to the extent permitted by its fundamental investment restrictions, may borrow money from banks. The Fund will limit borrowings to amounts not in excess of 33 1/3% of the value of the Fund’s total assets less liabilities (other than borrowings), unless the Fund’s fundamental investment restrictions set forth a lower limit. Any borrowings that exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation or fundamental investment restriction. The Fund will borrow money only as a temporary measure for defensive or emergency purposes in order to meet redemption requests without immediately selling any portfolio securities. The Fund will not borrow from banks for leverage purposes. Investments in mortgage dollar roll and reverse repurchase agreements are not considered a form of borrowing where the Fund covers its exposure by segregating or earmarking liquid assets.

Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage, portfolio composition requirements and other matters.  It is not anticipated that observance of such covenants would impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective(s) and policies.  However, a breach of any such covenants not cured within the specified cure period may result in acceleration of outstanding indebtedness and require the Fund to dispose of portfolio investments at a time when it may be disadvantageous to do so.

Catastrophe Bond.  A catastrophe bond (“cat bond”) is a high-yield debt instrument that is usually insurance linked and meant to raise money in case of a catastrophe such as a hurricane or earthquake. If an “issuer,” such as an insurance company or reinsurance company (a company that insures insurance companies), wants to transfer some or all of the risk it assumes in insuring a catastrophe, it can set up a separate legal structure—commonly known as a special purpose vehicle (“SPV”).  Foreign governments and private companies also have sponsored cat bonds as a hedge against natural disasters.

The SPV issues cat bonds and typically invests the proceeds from the bond issuance in low-risk securities, such as in investment grade money market or treasury funds, which are those rated Aaa by Moody’s Investor Services (“Moody’s”) or AAA by Fitch, Inc. (“Fitch”) or a comparable rating by another NRSRO (the collateral). The earnings on these low-risk securities, as well as insurance premiums paid to the issuer, are used to make periodic, variable rate interest payments to investors. The interest rate typically is based on the LIBOR plus a promised margin, or “spread,” above that.

As long as the natural disaster covered by the bond does not occur during the time investors own the bond, investors will receive their interest payments and, when the bond matures, their principal back from the collateral. Most cat bonds generally mature in three years, although terms range from one to five years, depending on the bond.

If the event does occur, however, the issuer’s right to the collateral is “triggered.” This means the issuer receives the collateral, instead of investors receiving it when the bond matures, causing investors to lose most—or all—of their principal and unpaid interest payments. You may hear this described as a “credit cliff.” When this happens, the SPV might also have the right to extend the maturity of the bonds to verify that the trigger did occur or to process and audit insurance claims. Depending on the bond, the extension can last anywhere from three months to two years or more. In some cases, cat bonds cover multiple events to reduce the chances that investors will lose all of their principal.

Each cat bond has its own triggering event(s), which is(are) spelled out in the bond’s offering documents. These documents typically are only available to purchasers or potential purchasers, however, because cat bonds are not subject to the SEC registration and disclosure requirements. A number of different types of triggers have developed. The question of whether a triggering event occurred—or the true meaning of a triggering event—can be complex and could wind up being litigated and require a ruling from a court. This in turn may add additional uncertainty to the way these securities perform.

Because cat bond holders face potentially huge losses, cat bonds are typically rated BB, or “non-investment grade” by credit rating agencies such as Fitch, Moody’s and S&P. Non-investment grade bonds are also known as “high yield” or “junk” bonds. These ratings agencies, as well as sponsors and underwriters of cat bonds, rely heavily on a handful of firms that specialize in modeling natural disasters. These “risk modeling” firms employ meteorologists, seismologists, statisticians, and other experts who use large databases of historical or simulated data to estimate the probabilities and potential financial damage of natural disasters.

The potential advantages of cat bonds are that they are not closely linked with the stock market or economic conditions and offer significant attractions to investors. For example, for the same level of risk, investors can usually obtain a higher yield with cat bonds relative to alternative investments. Another potential benefit is that the insurance risk securitization of cat bonds shows no correlation with equities or corporate bonds, meaning they may provide a good diversification of risks.

As with any financial instrument, cat bonds also present risks, which include the following:

Credit Cliff: A cat bond can cause the investor rapidly to lose most or all of his or her principal and any unpaid interest if a triggering event occurs. The high yield will not make investors whole if the triggering event actually occurs.

Modeling Risk: Prices, yields and ratings of cat bonds rely almost exclusively on complex computer modeling techniques, which in turn are extremely sensitive to the data used in the models. The quality and quantity of data vary depending on the catastrophe.

Liquidity Risk: Secondary trading for cat bonds is very limited, so in a pinch an investor may not be able to sell. In addition, the secondary transactions that do occur are privately negotiated, so pricing information is not generally available to the public.  In addition, as noted, the maturity of some cat bonds can be extended during the worst possible time—when a trigger may have occurred, which can cause the bonds’ value to plummet, potentially making them even harder to sell.

Unregistered Investments: Most cat bonds are issued in offerings pursuant to Rule 144A under the Securities Act (“Rule 144A”), which are available only to large institutional investors and are not subject to the SEC’s registration and disclosure requirements. As a result, many of the normal investor protections that are common to most traditional registered investments are missing. For example, issuers of cat bonds are not required to file a registration statement or periodic reports with the SEC, unlike issuers of registered bonds. While general prohibitions against securities fraud apply to Rule 144A offerings, the lack of public disclosure may make it difficult to obtain and evaluate the information used to price and structure cat bonds.

CFTC Exclusion. The Adviser has claimed an exclusion from the definition of commodity pool operator under Commodity Futures Trading Commission (“CFTC”) Rule 4.5 for the Fund, and therefore the Fund and the Adviser (with respect to the Fund) are not currently subject to registration, disclosure, and regulatory requirements under applicable CFTC rules.  The Fund has to reaffirm annually its eligibility for this exclusion.  The Adviser intends to continue to operate the Fund in a manner to maintain its exclusion under CFTC Rule 4.5.

Collateralized Mortgage Obligations (“CMOs”).  CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, interest and prepaid principal are paid, in most cases, semiannually.  CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by Government National Mortgage Association (“GNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), or Federal National Mortgage Association (“FNMA”), and their income streams.

CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral.  CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid.  Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class.  Investors holding the longer maturity classes receive principal only after the first class has been retired.  An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.  The prices of certain CMOs, depending on their structure and the rate of prepayments, can be volatile. Some CMOs may also not be as liquid as other securities.

In a typical CMO transaction, a corporation issues multiple series (e.g., A, B, C, Z) of CMO bonds (“Bonds”).  Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates (“Collateral”).  The Collateral is pledged to a third party trustee as security for the Bonds.  Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z.  The Series A, B, and C bonds all bear current interest.  Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off.  When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begins to be paid currently.  With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

The principal risk of CMOs results from the rate of prepayments on underlying mortgages serving as collateral and from the structure of the deal. An increase or decrease in prepayment rates will affect the yield, average life and price of CMOs.

The Fund may also invest in, among others, parallel pay CMOs and Planned Amortization Class CMOs (“PAC Bonds”).  Parallel pay CMOs are structured to provide payments of principal on each payment date to more than one class.  These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which, as with other CMO structures, must be retired by its stated maturity date or a final distribution date but may be retired earlier.  PAC Bonds are a type of CMO tranche or series designed to provide relatively predictable payments of principal provided that, among other things, the actual prepayment experience on the underlying mortgage loans falls within a predefined range.  If the actual prepayment experience on the underlying mortgage loans is at a rate faster or slower than the predefined range or if deviations from other assumptions occur, principal payments on the PAC Bond may be earlier or later than predicted.  The magnitude of the predefined range varies from one PAC Bond to another; a narrower range increases the risk that prepayments on the PAC Bond will be greater or smaller than predicted.  Because of these features, PAC Bonds generally are less subject to the risks of prepayment than are other types of mortgage-backed securities.

Common Stock.  Common stock is issued by companies to raise cash for business purposes and represents a proportionate interest in the issuing companies.  Therefore, the Fund participates in the success or failure of any company in which it holds stock.  The market value of common stock can fluctuate significantly, reflecting the business performance of the issuing company, investor perception and general economic or financial market movements.  Smaller companies are especially sensitive to these factors and may even become valueless.  Despite the risk of price volatility, however, common stocks also offer a greater potential for gain on investment, compared to other classes of financial assets such as bonds or cash equivalents.  The Fund may also receive common stock as proceeds from a defaulted debt security held by the Fund or from a convertible bond converting to common stock.  In such situations, the Fund will hold the common stock at the Adviser’s discretion.

Convertible Securities.  Convertible securities are bonds, notes, debentures, preferred stocks and other securities which are convertible into common stock.  Investments in convertible securities can provide an opportunity for capital appreciation and/or income through interest and dividend payments by virtue of their conversion or exchange features.

The convertible securities in which the Fund may invest are either fixed income or zero coupon debt securities which may be converted or exchanged at a stated or determinable exchange ratio into underlying shares of common stock.  The exchange ratio for any particular convertible security may be adjusted from time to time due to stock splits, dividends, spin-offs, other corporate distributions or scheduled changes in the exchange ratio.  Convertible debt securities and convertible preferred stocks, until converted, have general characteristics similar to both debt and equity securities.  Although to a lesser extent than with debt securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline.  In addition, because of the conversion or exchange feature, the market value of convertible securities typically changes as the market value of the underlying common stock changes, and, therefore, also tends to follow movements in the general market for equity securities.  A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock.  When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock, although typically not as much as the underlying common stock.  While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

As debt securities, convertible securities are investments which provide for a stream of income (or in the case of zero coupon securities, accretion of income) with generally higher yields than common stocks.  Convertible securities generally offer lower yields than non-convertible securities of similar quality because of their conversion or exchange features.

Like all debt securities, there can be no assurance of income or principal payments because the issuers of the convertible securities may default on their obligations.

Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer.  However, because of the subordination feature, convertible bonds and convertible preferred stock typically have lower ratings than similar non-convertible securities.  Convertible securities may be issued as fixed income obligations that pay current income or as zero coupon notes and bonds, including Liquid Yield Option Notes (“LYONs”™).

Zero coupon convertible securities are debt securities which are issued at a discount to their face amount and do not entitle the holder to any periodic payments of interest prior to maturity.  Rather, interest earned on zero coupon convertible securities accretes at a stated yield until the security reaches its face amount at maturity.  Zero coupon convertible securities are convertible into a specific number of shares of the issuer’s common stock.  In addition, zero coupon convertible securities usually have put features that provide the holder with the opportunity to sell the securities back to the issuer at a stated price before maturity.  Generally, the prices of zero coupon convertible securities may be more sensitive to market interest rate fluctuations than conventional convertible securities.

Contingent Convertible Securities.  The Fund may invest in contingent convertible securities, or “CoCos”.  These securities are usually deeply subordinated instruments with long maturities that contain a conversion mechanism that is governed by the issuer’s ability to meet certain minimum financial and accounting ratios as promulgated by statutory regulatory authorities such as banking regulators or macro prudential regulatory authorities.  If the issuer triggers the CoCo’s conversion mechanism, the contingent convertible security’s principal may be (1) permanently written off in total, (2) temporarily written off in total or in part with principal reinstatement contingent upon the issuer re-attaining compliance with statutorily required financial and accounting ratios, or (3) converted into common equity or into a security ranking junior to the contingent convertible security.  In any or all of these circumstances, the CoCo’s value may be partially or completely impaired either temporarily or permanently.

Many, but not all, contingent convertible securities are rated as speculative or ‘High Yield’ by NRSROs.  Like many other fixed income securities, the contingent convertible security’s market value tends to decline as interest rates rise and tends to rise as interest rates fall.  Because of the CoCo’s subordinated status within the issuer’s capital structure, market value fluctuations may be greater than for other more senior securities issued by the issuer.  Also the contingent convertible security’s value may fluctuate more closely with the issuer’s equity than with its debt given the CoCo’s subordination and given the embedded conversion mechanism.  Because most CoCo conversion mechanisms are triggered by the issuer failing to meet minimum financial and accounting thresholds due to financial stress, unforeseen economic conditions, or unforeseen regulatory changes (among others), there is risk that the contingent convertible security will lose most if not all of its value upon conversion.

In addition, some such instruments have a set stock conversion rate that would cause an automatic write-down of capital if the price of the stock is below the conversion price on the conversion date.  In another version of a security with loss absorption characteristics, the liquidation value of the security may be adjusted downward to below the original par value under certain circumstances similar to those that would trigger a CoCo.  The write down of the par value would occur automatically and would not entitle the holders to seek bankruptcy of the company.  In certain versions of the instruments, the notes will write down to zero under certain circumstances and investors could lose everything, even as the issuer remains in business.

Corporate Obligations.  Investment in corporate debt obligations involves credit and interest rate risk.  The value of fixed income investments will fluctuate with changes in interest rates and bond market conditions, tending to rise as interest rates decline and to decline as interest rates rise.  Corporate debt obligations generally offer less current yield than securities of lower quality, but lower-quality securities generally have less liquidity, greater credit and market risk, and as a result, more price volatility.  Longer term bonds are, however, generally more volatile than bonds with shorter maturities.

Credit Linked Notes.  Credit linked securities are issued by a limited purpose trust or other vehicle that, in turn, invests in a derivative instrument or basket of derivative instruments, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed income markets. For instance, credit linked securities may be used as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.

Like an investment in a bond, investments in credit linked securities represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the security.  However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the derivative instruments and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par value (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive. The Fund’s investments in these instruments are indirectly subject to the risks associated with derivative instruments, including, among others, credit risk, default or similar event risk, counterparty risk, interest rate risk, leverage risk and management risk.  It is also expected that the securities will be exempt from registration under the Securities Act.  Accordingly, there may be no established trading market for the securities and they may constitute illiquid investments.

Currency Transactions.  The Fund may engage in currency transactions with counterparties primarily in order to hedge, or manage the risk of the value of portfolio holdings denominated in particular currencies against fluctuations in relative value.  Currency transactions include forward currency contracts, exchange listed currency futures, exchange listed and OTC options on currencies, and currency swaps.  The Fund may enter into currency transactions with counterparties which have received (or the guarantors of the obligations which have received) a credit rating of A-1 or P-1 by Standard & Poor’s Ratings Group (“Standard & Poor’s”) or Moody’s Investor Services (“Moody’s”), respectively, or that have an equivalent rating from an NRSRO or (except for OTC currency options) are determined to be of equivalent credit quality by the Adviser.

Forward Currency Contracts.  A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract.  These contracts are entered into in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers.

At or before the maturity of a forward currency contract, the Fund may either sell a portfolio security and make delivery of the currency, or retain the security and fully or partially offset its contractual obligation to deliver the currency by purchasing a second contract.  If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward currency contract prices.

The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the foreign currency contract has been established.  Thus, the Fund might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts.  The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

In general, the Fund covers its daily obligation requirements for outstanding forward foreign currency contracts by earmarking or segregating liquid portfolio securities. To the extent that the Fund is not able to cover its forward currency positions with underlying portfolio securities, the Fund segregates cash. If the value of the securities used to cover a position or the value of segregated assets declines, the Fund will find alternative cover or segregate additional cash or other liquid assets on a daily basis so that the value of the ear-marked or segregated assets will be equal to the amount of the Fund’s commitments with respect to such contracts.

The Fund’s dealings in forward currency contracts and other currency transactions such as futures, options, options on futures and swaps generally will be limited to hedging involving either specific transactions or portfolio positions except as described below.  Transaction hedging is entering into a currency transaction with respect to specific assets or liabilities of the Fund, which will generally arise in connection with the purchase or sale of its portfolio securities or the receipt of income therefrom.  Position hedging is entering into a currency transaction with respect to portfolio security positions denominated or generally quoted in that currency.

The Fund generally will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in or currently convertible into such currency, other than with respect to proxy hedging or cross hedging as described below.

Cross Hedge. If a particular currency is expected to decrease against another currency, the Fund may sell the currency expected to decrease and purchase a currency which is expected to increase against the currency sold in an amount approximately equal to the lesser of some or all of the Fund’s portfolio holdings denominated in or exposed to the currency sold.

Proxy-Hedge. The Fund may also enter into a position hedge transaction in a currency other than the currency being hedged (a “proxy hedge”). The Fund may enter into a proxy hedge if the Adviser believes there is a correlation between the currency being hedged and the currency in which the proxy hedge is denominated.  Proxy hedging is often used when the currency to which the Fund’s portfolio is exposed is difficult to hedge or to hedge against the dollar.  This type of hedging entails an additional risk beyond a direct position hedge because it is dependent on a stable relationship between two currencies paired as proxies.  Overall risk to the Fund may increase or decrease as a consequence of the use of proxy hedges.

Currency Hedging.  While the value of forward currency contracts, currency options, currency futures and options on futures may be expected to correlate with exchange rates, they will not reflect other factors that may affect the value of the Fund’s investments.   A currency hedge, for example, should protect a yen-denominated bond against a decline in the yen, but will not protect the Fund against price decline if the issuer’s creditworthiness deteriorates.  Because the value of the Fund’s investments denominated in foreign currency will change in response to many factors other than exchange rates, a currency hedge may not be entirely successful in mitigating changes in the value of the Fund’s investments denominated in that currency over time.

A decline in the dollar value of a foreign currency in which the Fund’s securities are denominated will reduce the dollar value of the securities, even if their value in the foreign currency remains constant.  The use of currency hedges does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future.  In order to protect against such diminutions in the value of securities it holds, the Fund may purchase put options on the foreign currency.  If the value of the currency does decline, the Fund will have the right to sell the currency for a fixed amount in dollars and will thereby offset, in whole or in part, the adverse effect on its securities that otherwise would have resulted.  Conversely, if a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby potentially increasing the cost of the securities, the Fund may purchase call options on the particular currency.  The purchase of these options could offset, at least partially, the effects of the adverse movements in exchange rates.  Although currency hedges limit the risk of loss due to a decline in the value of a hedged currency, at the same time, they also limit any potential gain that might result should the value of the currency increase.

The Fund may enter into foreign currency exchange transactions to hedge its currency exposure in specific transactions or portfolio positions.  Transaction hedging is the purchase or sale of forward currency contracts with respect to specific receivables or payables of the Fund generally accruing in connection with the purchase or sale of its portfolio securities.  Position hedging is the sale of forward currency contracts with respect to portfolio security positions.  The Fund may not position hedge to an extent greater than the aggregate market value (at the time of making such sale) of the hedged securities.

The currencies of certain emerging market countries have experienced devaluations relative to the U.S. Dollar, and future devaluations may adversely affect the value of assets denominated in such currencies.  In addition, currency hedging techniques may be unavailable in certain emerging market countries.  Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries.

Position Hedge. The Fund may hedge some or all of its investments denominated in a foreign currency or exposed to foreign currency fluctuations against a decline in the value of that currency relative to the U.S. Dollar by entering into forward foreign currency contracts to sell an amount of that currency approximating the value of some or all of its portfolio securities denominated in or exposed to that currency and buying U.S. Dollars or by participating in options or future contracts with respect to the currency. Such transactions do not eliminate fluctuations caused by changes in the local currency prices of security investments, but rather, establish an exchange rate at a future date. Although such contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currencies, at the same time they tend to limit any potential gain which might result should the value of such currencies increase. The Adviser may from time to time seek to reduce foreign currency risk by hedging some or all of the Fund’s foreign currency exposure back into the U.S. Dollar.

Currency Futures. The Fund may also seek to enhance returns or hedge against the decline in the value of a currency through use of currency futures or options thereon. Currency futures are similar to forward foreign exchange transactions except that futures are standardized, exchange-traded contracts while forward foreign exchange transactions are traded in the OTC market. Currency futures involve currency risk equivalent to currency forwards.

Currency Options. The Fund that invests in foreign currency-denominated securities may buy or sell put and call options on foreign currencies either on exchanges or in the OTC market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. The Fund may also write covered options on foreign currencies. For example, to hedge against a potential decline in the U.S. Dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates, the Fund could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the option will most likely not be exercised and the decline in value of portfolio securities will be offset by the amount of the premium received. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. OTC options differ from exchange traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-traded options.

The CFTC has begun to regulate certain forward currency contracts, which may in the future limit the Fund’s ability or desire to utilize them.

Currency hedging involves some of the same risks and considerations as other transactions with similar instruments.  Currency transactions can result in losses to the Fund if the currency being hedged fluctuates in value to a degree or in a direction that is not anticipated.  Further, there is the risk that the perceived correlation between various currencies may not be present or may not be present during the particular time that the Fund is engaging in proxy hedging.  If the Fund enters into a currency hedging transaction, the Fund will comply with the asset segregation requirements described below under “Strategic Transactions, Derivatives and Synthetic Investments — Use of Segregated and Other Special Accounts.”

Risks of Currency Transactions.  Currency transactions are subject to risks different from those of other portfolio transactions.  Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments.  These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.  Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally.  Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation.  Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market which may not always be available.  Currency exchange rates may fluctuate based on factors extrinsic to that country’s economy.

Risk Factors in Hedging Foreign Currency Risks. Hedging transactions involving currency instruments involve substantial risks, including correlation risk. While an objective of the

Fund’s use of currency instruments to effect hedging strategies is intended to reduce the volatility of the net asset value (“NAV”) of the Fund’s shares, the NAV of the Fund’s shares will fluctuate. Moreover, although currency instruments will be used with the intention of hedging against adverse currency movements, transactions in currency instruments involve the risk that such currency movements may not occur and that the Fund’s hedging strategies may be ineffective. To the extent that the Fund hedges against anticipated currency movements that do not occur, the Fund may realize losses and decrease its total return as the result of its hedging transactions. Furthermore, the Fund will only engage in hedging activities from time to time and may not be engaging in hedging activities when movements in currency exchange rates occur.

In connection with its trading in forward foreign currency contracts, the Fund will contract with a foreign or domestic bank, or foreign or domestic securities dealer, to make or take future delivery of a specified amount of a particular currency. There are no limitations on daily price moves in such forward contracts, and banks and dealers are not required to continue to make markets in such contracts. There have been periods during which certain banks or dealers have refused to quote prices for such forward contracts or have quoted prices with an unusually wide spread between the price at which the bank or dealer is prepared to buy and that at which it is prepared to sell. Governmental imposition of credit controls might limit any such forward contract trading. With respect to its trading of forward contracts, if any, the Fund may be subject to the risk of bank or dealer failure and the inability of, or refusal by, a bank or dealer to perform with respect to such contracts. Any such default would deprive the Fund of any profit potential or force the Fund to cover its commitments for resale, if any, at the then market price and could result in a loss to the Fund. It may not be possible for the Fund to hedge against currency exchange rate movements, even if correctly anticipated, in the event that (i) the currency exchange rate movement is so generally anticipated that the Fund is not able to enter into a hedging transaction at an effective price, or (ii) the currency exchange rate movement relates to a market with respect to which currency instruments are not available and it is not possible to engage in effective foreign currency hedging. The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currencies involved, the length of the contract period and the market conditions then prevailing. In addition, the Fund may not always be able to enter into forward contracts at attractive prices and may be limited in its ability to use these contracts to hedge Fund assets. Since transactions in foreign currency exchanges usually are conducted on a principal basis, no fees or commissions are involved.

New regulations governing certain OTC derivatives may also increase the costs of using these types of instruments or make them less effective, as described under “Strategic Transactions, Derivatives and Synthetic Investments — Risks of Strategic Transactions Inside the U.S.”

See “CFTC Exclusion” for additional information about the Fund’s use of derivatives in connection with CFTC exclusions.

Cyber Security Risk.  The Fund, like all companies, may be susceptible to operational and information security risks. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber attacks.  Cyber security failures or breaches of the Fund or its service providers or the issuers of securities in which the Fund invests have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Fund and its shareholders could be negatively impacted as a result. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified.

Debt Securities

Debt Securities Generally.

The principal risks involved with investments in debt securities include interest rate risk, credit risk and pre-payment risk. Interest rate risk refers to the likely decline in the value of bonds as interest rates rise. Generally, longer-term securities are more susceptible to changes in value as a result of interest-rate changes than are shorter-term securities. Credit risk refers to the risk that an issuer of a bond may default with respect to the payment of principal and interest. The lower a bond is rated, the more it is considered to be a speculative or risky investment. Pre-payment risk is commonly associated with pooled debt securities, such as mortgage-backed securities and asset-backed securities, but may affect other debt securities as well. When the underlying debt obligations are prepaid ahead of schedule, the return on the security will be lower than expected. Pre-payment rates usually increase when interest rates are falling.

Lower-rated securities are more likely to react to developments affecting these risks than are more highly rated securities, which react primarily to movements in the general level of interest rates.  Although the fluctuation in the price of debt securities is normally less than that of common stocks, in the past there have been extended periods of cyclical increases in interest rates that have caused significant declines in the price of debt securities in general and have caused the effective maturity of securities with prepayment features to be extended, thus effectively converting short or intermediate term securities (which tend to be less volatile in price) into long term securities (which tend to be more volatile in price).

Ratings as Investment Criteria.  High-quality, medium-quality and non-investment grade debt obligations are characterized as such based on their ratings by NRSROs, such as Standard & Poor’s or Moody’s.  In general, the ratings of NRSROs represent the opinions of these agencies as to the quality of securities that they rate.  Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities.  These ratings are used by the Fund as initial criteria for the selection of portfolio securities, but the Fund also relies upon the independent advice of the Adviser to evaluate potential investments.  This is particularly important for lower-quality securities.  Among the factors that will be considered is the long-term ability of the issuer to pay principal and interest and general economic trends, as well as an issuer’s capital structure, existing debt and earnings history.  Appendix B to this SAI contains further information about the rating categories of NRSROs and their significance.

Subsequent to its purchase by the Fund, an issuer of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund.  In addition, it is possible that an NRSRO might not change its rating of a particular issuer to reflect subsequent events.  None of these events generally will require sale of such securities, but the Adviser will consider such events in its determination of whether the Fund should continue to hold the securities.

In addition, to the extent that the ratings change as a result of changes in an NRSRO or its rating systems, or due to a corporate reorganization, the Fund will attempt to use comparable ratings as standards for its investments in accordance with its investment objective and policies.

Investment Grade Debt Securities.  The Fund may purchase “investment grade” bonds, which are those rated Aaa, Aa, A or Baa by Moody’s or AAA, AA, A or BBB by Standard & Poor’s or Fitch, Inc. (“Fitch”) or a comparable rating by another NRSRO; or, if unrated, judged to be of equivalent quality as determined by the Adviser.  For the avoidance of doubt, bonds rated Baa3 by Moody’s or BBB- by S&P or BBB- by Fitch are considered to be investment grade.  In general, but not always, investments in securities rated in the BBB category tend to have more risk than securities in the A, AA or AAA categories due to greater exposure to, among other things: adverse economic conditions; higher levels of debt; or more volatile industry performance.  Securities within the BBB category can also experience greater market value fluctuations over time.  To the extent that the Fund invests in higher-grade securities, the Fund may not be able to avail itself of opportunities for higher income that may be available at lower grades.

Lower Quality (High-Risk) Debt Securities.  Non-investment grade debt or lower quality/rated securities, commonly known as junk bonds or high yield securities (hereinafter referred to as “lower-quality securities”), include: (i) bonds rated below Baa3 by Moody’s or below BBB- by Standard & Poor’s or Fitch, (ii) commercial paper rated at or below C by Standard & Poor’s, Not Prime by Moody’s or Fitch 4 by Fitch; and (iii) unrated debt securities of comparable quality as determined by the Adviser.  The lower the ratings of such lower-quality securities, the more their risks render them like equity securities.  Securities rated D may be in default with respect to payment of principal or interest.   Lower-quality securities, while generally offering higher yields than investment grade securities with similar maturities, involve greater risks, including a higher possibility of default or bankruptcy.  There is more risk associated with these investments because of reduced creditworthiness and increased risk of default.  Lower-quality securities generally involve greater volatility of price and risk to principal and income, and may be less liquid, than securities in the higher rating categories. Under NRSRO guidelines, lower-quality securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions.

Lower-quality securities are also considered to be at risk of, among other things: failing to attain improved credit quality and NRSRO investment grade rating status; having a current identifiable vulnerability to default or to be in default; not having the capacity to make required interest payments and repay principal when due in the event of adverse business, financial or economic conditions; or, being in default or not current in the payment of interest or principal.  They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.

Issuers of lower-quality securities often are highly leveraged and may not have available to them more traditional methods of financing.  Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities.  For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of lower-quality securities may experience financial stress.  During such periods, such issuers may not have sufficient revenues to meet their interest payment obligations.  The issuer’s ability to service its debt obligations may also be adversely affected by specific corporate developments, or the issuer’s inability to meet specific projected business forecasts, or the unavailability of additional financing.  The risk of loss from default by the issuer is significantly greater for the holders of high yield securities because such securities are generally unsecured and are often subordinated to other creditors of the issuer.  Prices and yields of high yield securities will fluctuate over time and, during periods of economic uncertainty, volatility of high yield securities may adversely affect the Fund’s NAV.  In addition, investments in high yield zero coupon or pay-in-kind bonds, rather than income-bearing high yield securities, may be more speculative and may be subject to greater fluctuations in value due to changes in interest rates.

The Fund may have difficulty disposing of certain lower-quality securities because they may have a thin trading market.  Because not all dealers maintain markets in all high yield securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors.  The lack of a liquid secondary market may have an adverse effect on the market price and the Fund’s ability to dispose of particular issues and may also make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund’s assets.  Market quotations generally are available on many lower-quality issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.  Adverse publicity and investor perceptions may decrease the values and liquidity of high-yield securities.  These securities may also involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.

Credit quality in the lower-quality securities market can change suddenly and unexpectedly, and even recently-issued credit ratings may not fully reflect the actual risks posed by a particular high-yield security.  For these reasons, it is generally the policy of the Adviser not to rely exclusively on ratings issued by established credit rating agencies, but to supplement such ratings with its own independent and on-going review of credit quality.  The achievement of the Fund’s investment objective by investment in such securities may be more dependent on the Adviser’s credit analysis than is the case for higher quality bonds.  Should the rating of a portfolio security be downgraded, the Adviser will determine whether it is in the best interests of the Fund to retain or dispose of such security.

Prices for lower-quality securities may be affected by legislative and regulatory developments.  Also, Congress has from time to time considered legislation which would restrict or eliminate the corporate tax deduction for interest payments on these securities and regulate corporate restructurings.  Such legislation may significantly depress the prices of outstanding securities of this type.

A portion of the lower-quality securities acquired by the Fund may be purchased upon issuance, which may involve special risks because the securities so acquired are new issues.  In such instances, the Fund may be a substantial purchaser of the issue and therefore have the opportunity to participate in structuring the terms of the offering.  Although this may enable the Fund to seek to protect itself against certain of such risks, the considerations discussed herein would nevertheless remain applicable.

Information Concerning Duration.  Duration is a risk measure that describes how much the price of a fixed income security changes given a change in the level of interest rates.    Duration was developed as a more precise alternative to the concepts of “term to maturity” or “average dollar weighted maturity”, which had been used historically in the market as rough measures of “volatility” or “risk” associated with changes in interest rates.Duration incorporates a security’s yield, coupon interest payments, final maturity and call features into one measure.

Most debt obligations provide interest (“coupon”) payments in addition to final (“par”) payment at maturity.  Some obligations also have call provisions.  Depending on the relative magnitude of these payments and the nature of the call provisions, the market values of debt obligations may respond differently to changes in interest rates.

Traditionally, a debt security’s “term-to-maturity” has been used as a measure of the sensitivity of the security’s price to changes in interest rates (which is the “interest rate risk” or “volatility” of the security).  However, “term-to-maturity” measures only the time until a debt security provides its final payment, taking no account of the pattern of the security’s payments prior to maturity.  Average dollar weighted maturity is calculated by averaging the terms of maturity of each debt security held with each maturity “weighted” according to the percentage of assets that it represents.  Duration is a measure of the expected life of a debt security on a present value basis and reflects both principal and interest payments.  Duration takes the length of the time intervals between the present time and the time that the interest and principal payments are scheduled or, in the case of a callable security, expected to be received, and weights them by the present values of the cash to be received at each future point in time.  For any debt security with interest payments occurring prior to the payment of principal, duration is ordinarily less than maturity.  In general, all other factors being the same, the lower the stated or coupon rate of interest of a debt security, the longer the duration of the security; conversely, the higher the stated or coupon rate of interest of a debt security, the shorter the duration of the security.

There are some situations where the standard duration calculation does not properly reflect the interest rate exposure of a security.  For example, floating and variable rate securities often have final maturities of ten or more years; however, their interest rate exposure corresponds to the frequency of the coupon reset.  Another example where the interest rate exposure is not properly captured by duration is the case of mortgage pass-through securities.  The stated final maturity of such securities is generally 30 years, but current prepayment rates are more critical in determining the securities’ interest rate exposure.  In these and other similar situations, the Fund will use more sophisticated analytical techniques to project the economic life of a security and estimate its interest rate exposure.  Since the computation of duration is based on predictions of future events rather than known factors, there can be no assurance that the Fund will at all times achieve its targeted portfolio duration.

The change in market value of U.S. Government fixed income securities is largely a function of changes in the prevailing level of interest rates.  When interest rates are falling, a portfolio with a shorter duration generally will not generate as high a level of total return as a portfolio with a longer duration.  When interest rates are stable, shorter duration portfolios generally will not generate as high a level of total return as longer duration portfolios (assuming that long-term interest rates are higher than short-term rates, which is commonly the case). When interest rates are rising, a portfolio with a shorter duration will generally outperform longer duration portfolios.  With respect to the composition of a fixed income portfolio, the longer the duration of the portfolio, generally, the greater the anticipated potential for total return, with, however, greater attendant interest rate risk and price volatility than for a portfolio with a shorter duration.

Newly Issued Debt Securities. New issues of certain debt instruments are often offered on a when-issued or firm-commitment basis; that is, the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment, but delivery and payment for the securities normally take place after the customary settlement time. The value of when-issued securities or securities purchased on a firm-commitment basis may vary prior to and after delivery depending on market conditions and changes in interest rate levels. However, the Fund will not accrue any income on these securities prior to delivery. The Fund will maintain in a segregated account with its custodian, or earmark on its records, an amount of cash or high quality debt instruments equal (on a daily marked-to-market basis) to the amount of its commitment to purchase the when-issued securities or securities purchased on a firm-commitment basis.

Depositary Receipts.  Depositary receipts include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”) or other securities convertible into securities of issuers based in foreign countries.  These securities may not necessarily be denominated in the same currency as the securities into which they may be converted.  Generally, ADRs, in registered form, are denominated in U.S. Dollars and are designed for use in the U.S. securities markets, GDRs, in bearer form, are issued and designed for use outside the United States and EDRs (also referred to as Continental Depositary Receipts (“CDRs”)), in bearer form, may be denominated in other currencies and are designed for use in European securities markets.  ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities.  EDRs are European receipts evidencing a similar arrangement.  GDRs are receipts typically issued by non-U.S. banks and trust companies that evidence ownership of either foreign or domestic securities.  For purposes of the Fund’s investment policies, ADRs, GDRs and EDRs are deemed to have the same classification as the underlying securities they represent.  Thus, an ADR, GDR or EDR representing ownership of common stock will be treated as common stock.

The Fund may invest in depositary receipts through “sponsored” or “unsponsored” facilities.  While ADRs issued under these two types of facilities are in some respects similar, there are distinctions between them relating to the rights and obligations of ADR holders and the practices of market participants.

A depositary may establish an unsponsored facility without participation by (or even necessarily the acquiescence of) the issuer of the deposited securities, although typically the depositary requests a letter of non-objection from such issuer prior to the establishment of the facility.  Holders of unsponsored ADRs generally bear all the costs of such facilities.  The depositary usually charges fees upon the deposit and withdrawal of the deposited securities, the conversion of dividends into U.S. Dollars, the disposition of non-cash distributions, and the performance of other services.  The depositary of an unsponsored facility frequently is under no obligation to pass through voting rights to ADR holders in respect of the deposited securities.  In addition, an unsponsored facility is generally not obligated to distribute communications received from the issuer of the deposited securities or to disclose material information about such issuer in the U.S. and thus there may not be a correlation between such information and the market value of the depositary receipts.  Unsponsored ADRs tend to be less liquid than sponsored ADRs.

Sponsored ADR facilities are created in generally the same manner as unsponsored facilities, except that the issuer of the deposited securities enters into a deposit agreement with the depositary.  The deposit agreement sets out the rights and responsibilities of the issuer, the depositary, and the ADR holders.  With sponsored facilities, the issuer of the deposited securities generally will bear some of the costs relating to the facility (such as dividend payment fees of the depositary), although ADR holders continue to bear certain other costs (such as deposit and withdrawal fees).  Under the terms of most sponsored arrangements, depositaries agree to distribute notices of shareholder meetings and voting instructions, and to provide shareholder communications and other information to the ADR holders at the request of the issuer of the deposited securities.

Derivatives.  Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund may invest in derivative instruments including the purchase or sale of futures contracts, swaps (including credit default swaps), options (including options on futures and options on swaps), forward contracts, structured notes, and other equity-linked derivatives. The Fund may use derivative instruments for hedging (offset risks associated with an investment) purposes.  The Fund may also use derivatives for non-hedging purposes to seek to enhance returns. When the Fund invests in a derivative for non-hedging purposes, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The Fund may not use any derivative to gain exposure to an asset or class of assets that it would be prohibited by its investment restrictions from purchasing directly. Investments in derivatives in general are subject to market risks that may cause their prices to fluctuate over time. Investments in derivatives may not correctly correlate with the price movements of the underlying instrument. As a result, the use of derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives. The use of derivatives may result in larger losses or smaller gains than otherwise would be the case. The Fund may also take a short position through a derivative. The Fund may increase its use of derivatives in response to unusual market conditions.

Derivatives can be volatile and may involve significant risks, including:

Accounting risk — the accounting treatment of derivative instruments, including their initial recording, income recognition, and valuation, may require detailed analysis of relevant accounting guidance as it applies to the specific instrument structure.

Correlation risk — if the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect.

Counterparty risk — the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Fund.

Currency risk — the risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. Dollar terms) of an investment.

Index risk — if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below what the Fund paid. Certain indexed securities may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

Leverage risk — the risk associated with certain types of leveraged investments or trading strategies pursuant to which relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

Liquidity risk — the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth.

Operational risk — derivatives may require customized, manual processing and documentation of transactions and may not fit within existing automated systems for confirmations, reconciliations and other operational processes used for (traditional) securities.

Short position risk — the Fund will incur a loss from a short position if the value of the reference asset increases after the Fund has entered into the short position. Short positions generally involve a form of leverage, which can exaggerate the Fund’s losses. If the Fund engages in a short derivatives position, it may lose more money than the actual cost of the short position and its potential losses may be unlimited. Any gain from a short position will be offset in whole or in part by the transaction costs associated with the short position.

Tax risk — derivatives raise issues under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code” or the “Internal Revenue Code”) requirements for qualifications as a regulated investment company.

Valuation risk — depending on their structure, some categories of derivatives may present special valuation challenges.

Derivatives may generally be traded OTC or on an exchange. OTC derivatives, such as structured notes, are agreements that are individually negotiated between parties and can be tailored to meet a purchaser’s needs. OTC derivatives are not guaranteed by a clearing agency and may be subject to increased credit risk. The CFTC and the Securities and Exchange Commission (“SEC”) continue to review the current regulatory requirements applicable to derivatives, and it is not certain at this time how the regulators may change these requirements. Any such changes may, among various possible effects, increase the cost of entering into certain derivatives transactions, require more assets of the Fund to be used for collateral in support of those derivatives than is currently the case, or restrict the ability of the Fund to enter into certain types of derivative transactions.

See “CFTC Exclusion” for additional information about the Fund’s use of derivatives in connection with CFTC exclusions.

Dollar Roll Transactions.  Dollar roll transactions consist of the sale by the Fund to a bank or broker/dealer (the “counterparty”) of GNMA certificates or other mortgage-backed securities together with a commitment to purchase from the counterparty similar, but not identical, securities at a future date, at the same price.  The counterparty receives all principal and interest payments, including prepayments, made on the security while it is the holder.  The Fund receives a fee from the counterparty as consideration for entering into the commitment to purchase.  Dollar rolls may be renewed over a period of several months with a different purchase and repurchase price fixed and a cash settlement made at each renewal without physical delivery of securities.  Moreover, the transaction may be preceded by a firm commitment agreement pursuant to which the Fund agrees to buy a security on a future date. The Fund will segregate cash or other liquid assets in an amount sufficient to meet its purchase obligations under the transactions.  Depending on whether the segregated assets are cash equivalent or some other type of security, entering into dollar rolls may subject the Fund to additional interest rate sensitivity.  If the segregated assets are cash equivalents that mature prior to the dollar roll settlement, there is little likelihood that the sensitivity will increase; however, if the segregated assets are subject to interest rate risk because they settle later, then the Fund’s interest rate sensitivity could increase.

Dollar rolls may be treated for purposes of the 1940 Act as borrowings of the Fund (see “Borrowing”) because they involve the sale of a security coupled with an agreement to repurchase.  Like all borrowings, a dollar roll involves costs to the Fund. For example, while the Fund receives a fee as consideration for agreeing to repurchase the security, the Fund forgoes the right to receive all principal and interest payments while the counterparty holds the security.  These payments to the counterparty may exceed the fee received by the Fund, thereby effectively charging the Fund interest on its borrowing.  Further, although the Fund can estimate the amount of expected principal prepayment over the term of the dollar roll, a variation in the actual amount of prepayment could increase or decrease the cost of the Fund’s borrowing.

Dollar rolls may be used as arbitrage transactions in which the Fund will maintain an offsetting position in investment grade debt obligations or repurchase agreements that mature on or before the settlement date on the related dollar roll or reverse repurchase agreements.  Since the Fund will receive interest on the securities or repurchase agreements in which it invests the transaction proceeds, such transactions may involve leverage.

The entry into dollar rolls involves potential risks of loss that are different from those related to the securities underlying the transactions.  For example, if the counterparty becomes insolvent, the Fund’s right to purchase from the counterparty might be restricted.  Additionally, the value of such securities may change adversely before the Fund is able to purchase them.  Similarly, the Fund may be required to purchase securities in connection with a dollar roll at a higher price than may otherwise be available on the open market.  Since, as noted above, the counterparty is required to deliver a similar, but not identical security to the Fund, the security that the Fund is required to buy under the dollar roll may be worth less than an identical security.  Finally, there can be no assurance that the Fund’s use of the cash that it receives from a dollar roll will provide a return that exceeds borrowing costs.

Emerging Markets Securities.  Investing in emerging markets can involve unique risks in addition to and greater than those generally associated with investing in developed markets. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the U.S. and developed markets. The risks of investing in emerging markets include greater political and economic uncertainties than in developed markets, the risk of the imposition of economic sanctions against a country, the risk of nationalization of industries and expropriation of assets, social instability and war, currency transfer restrictions, risks that governments may substantially restrict foreign investing in their capital markets or in certain industries, impose punitive taxes, trade barriers and other protectionist or retaliatory measures.  In the event of nationalization, default, debt restructuring, capital controls, expropriation or other confiscation, the Fund could lose its entire investment in foreign securities. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region, the Fund will generally have more exposure to regional economic risks associated with foreign investments. Emerging market economies are often dependent upon a few commodities or natural resources that may be significantly adversely affected by volatile price movements against those commodities or natural resources. Emerging market countries may experience high levels of inflation and currency devaluation and have a more limited number of potential buyers for investments. A market swing in one or more emerging market countries or regions where the Fund has invested a significant amount of its assets may have a greater effect on the Fund’s performance than it would in a more geographically diversified portfolio.

The securities markets and legal systems in emerging market countries may only be in a developmental stage and may provide few, or none, of the advantages and protections of markets or legal systems available in more developed countries. Legal remedies available to investors in some foreign countries are less extensive than those available to investors in the U.S. There could be difficulties in enforcing favorable legal judgments in foreign courts. Foreign markets may have different securities clearance and settlement procedures. In certain securities markets, settlements may not keep pace with the volume of securities transactions. If this occurs, settlement may be delayed and the Fund’s assets may be uninvested and may not be earning returns. The Fund also may miss investment opportunities or not be able to sell an investment because of these delays. Some investments in emerging markets can be considered speculative, and the value of those investments can be more volatile than investments in more developed foreign markets.

Eurodollar Instruments.  Eurodollar instruments are U.S. Dollar-denominated futures contracts or options thereon which are linked to LIBOR, although foreign currency-denominated instruments are available from time to time.  Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings.  The Fund may invest in Eurodollar instruments for hedging purposes or to enhance potential gain.  The Fund might use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps and fixed income instruments are linked.  Additionally, Eurodollar instruments are subject to certain sovereign risks and other risks associated with foreign investments.  One such risk is the possibility that a sovereign country might prevent capital, in the form of dollars, from flowing across its borders.  Other risks include: adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issues.

Eurodollar and Yankee Obligations.  Eurodollar bank obligations are dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks.  Yankee bank obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks.

Eurodollar and Yankee bank obligations are subject to the same risks that pertain to domestic issues, notably credit risk, market risk and liquidity risk.  Additionally, Eurodollar (and to a limited extent, Yankee) bank obligations are subject to certain sovereign risks and other risks associated with foreign investments.  One such risk is the possibility that a sovereign country might prevent capital, in the form of dollars, from flowing across its borders.  Other risks include: adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes, and the expropriation or nationalization of foreign issues.  However, Eurodollar and Yankee bank obligations held in the Fund will undergo the same credit analysis as domestic issuers in which the Fund invests, and will have at least the same financial strength as the domestic issuers approved for the Fund.

European Sovereign Debt.  European banks have historically held significant investments in the sovereign debt of European countries. Since late 2009, concern has been rising about the escalating government debt levels in certain European countries. More recently, the ratings agencies initiated a series of downgrades of the sovereign debt of various European countries. Troubled economies in Europe coupled with the European debt downgrades have increased concerns about the possibility of default. A government’s default on its debt could cause the value of securities held by the Fund to decline significantly.

Exchange-Traded Funds.  Exchange-traded funds (“ETFs”) are regulated as registered investment companies under the 1940 Act. Investments in certain ETFs may be made in excess of the 1940 Act limitations on investments in investment companies in reliance on, and subject to certain terms and conditions set forth in an exemptive order issued by the SEC to the ETF.  However, to the extent that the Fund cannot rely on an exemptive order for investments in the ETF, the purchases of ETFs would be subject to 1940 Act investment limits, as described in “Securities of Investment Companies,” and would be aggregated with other types of investment companies in calculating limitations. ETFs generally acquire and hold stocks of all companies, or a representative sampling of companies, that are components of a particular index.  ETFs are intended to provide investment results that, before expenses, generally correspond to the price and yield performance of the corresponding market index, and the value of their shares should, under normal circumstances, closely track the value of the index’s underlying component stocks.  Because an ETF has operating expenses and transaction costs, while a market index does not, ETFs that track particular indices typically will be unable to match the performance of the index exactly; however one cannot invest directly in an index.  ETF shares may be purchased and sold in the secondary trading market on a securities exchange, in lots of any size, at any time during the trading day.  The Fund will bear its proportionate share of an ETF’s operating and transaction costs.  As a result, an investment by the Fund in an ETF could cause the Fund’s operating expenses to be higher and, in turn, performance to be lower than if it were to invest directly in the securities underlying the ETF.

The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in kind for a portfolio of the underlying securities (based on the ETF’s NAV) together with a cash payment generally equal to accumulated dividends as of the date of redemption.  Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit.  Although the Fund, like most other investors in ETFs, intends to purchase and sell ETF shares primarily in the secondary trading market, the Fund may redeem creation units for the underlying securities (and any applicable cash), and may assemble a portfolio of the underlying securities and use it (and any required cash) to purchase creation units, if the Adviser believes it is in the Fund’s best interest to do so.

An investment in an ETF also is subject to all of the risks of investing in the securities held by the ETF.  In addition, the market value of the ETF shares may differ from their NAV because the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.  Because of the ability of large market participants to arbitrage price differences by purchasing or redeeming creation units, the difference between the market value and the NAV of ETF shares should in most cases be small.  Under certain circumstances, an ETF could be terminated.  Should termination occur, the ETF might have to liquidate its portfolio securities at a time when the prices for those securities are falling.

External Debt.  External debt can include all maturities up to and past 30 years.   External debt is issued by sovereigns, companies, supranational agencies and other entities in locations other than in the U.S.  A large portion of external debt is issued in U.S. Dollars, but often external debt securities are issued in other currencies such as Euros, Sterling and Yen, among others.  In some but not all instances, external debt securities may be listed on a foreign exchange.  In most circumstances, external debt securities are subject to laws and governed by legal processes outside the U.S.  External debt is typically issued in bearer form, carries a fixed or floating rate of interest, and amortizes principal through a bullet payment with semiannual interest payments in currency in which the bond was issued. External debt is subject to the same risks that pertain to domestic issuers, notably credit risk, market risk and liquidity risk. However, external debt is also subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital from flowing across its borders.  Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issuers.

Foreign Commercial Paper.  Commercial paper is indexed to certain specific foreign currency exchange rates.  The terms of such commercial paper provide that its principal amount is adjusted upwards or downwards (but not below zero) at maturity to reflect changes in the exchange rate between two currencies while the obligation is outstanding.  The Fund will purchase such commercial paper with the currency in which it is denominated and, at maturity, will receive interest and principal payments thereon in that currency, but the amount or principal payable by the issuer at maturity will change in proportion to the change (if any) in the exchange rate between two specified currencies between the date the instrument is issued and the date the instrument matures.  While such commercial paper entails the risk of loss of principal, the potential for realizing gains as a result of changes in foreign currency exchange rate enables the Fund to hedge or cross-hedge against a decline in the U.S. Dollar value of investments denominated in foreign currencies while providing an attractive money market rate of return.  The Fund will purchase such commercial paper for hedging purposes only, not for speculation.  The Fund believes that such investments do not involve the creation of a senior security, but nevertheless will establish a segregated account with respect to its investments in this type of commercial paper and maintain in such account cash not available for investment or other liquid assets having a value equal to the aggregate principal amount of outstanding commercial paper of this type.

Foreign Currencies.  Because investments in foreign securities usually will involve currencies of foreign countries, and because the Fund may hold foreign currencies and forward contracts, futures contracts and options on foreign currencies and foreign currency futures contracts, the value of the assets of the Fund as measured in U.S. Dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs and experience conversion difficulties and uncertainties in connection with conversions between various currencies.  Fluctuations in exchange rates may also affect the earning power and asset value of the foreign entity issuing the security.

The strength or weakness of the U.S. Dollar against these currencies is responsible for part of the Fund’s investment performance.  If the U.S. Dollar falls in value relative to the Japanese yen, for example, the U.S. Dollar value of a Japanese stock held by the Fund will rise even though the price of the stock remains unchanged.  Conversely, if the U.S. Dollar rises in value relative to the Japanese yen, the U.S. Dollar value of the Japanese stock will fall.  Many foreign currencies have experienced significant devaluation relative to the U.S. Dollar.

Although the Fund values its assets daily in terms of U.S. Dollars, it does not intend to convert its holdings of foreign currencies into U.S. Dollars on a daily basis.  It will do so from time to time, and investors should be aware of the costs of currency conversion.  Although foreign exchange dealers typically do not charge a fee for conversion, they do realize a profit based on the difference (the “spread”) between the prices at which they are buying and selling various currencies.  Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.  The Fund will conduct its foreign currency exchange transactions (“FX transactions”) either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into options or forward or futures contracts to purchase or sell foreign currencies.

In general, the FX transactions executed for the Fund are divided into two main categories: (1) FX transactions in restricted markets (“Restricted Market FX”) and (2) FX transactions in unrestricted markets (“Unrestricted Market FX”).  Restricted Market FX are required to be executed by a local bank in the applicable market.  Unrestricted Market FX are not required to be executed by a local bank.  The Adviser executes Unrestricted Market FX relating to trading decisions.  The Fund’s custodian executes all Restricted Market FX because it has local banks or relationships with local banks in each of the restricted markets where custodial client accounts hold securities.  Unrestricted Market FX relating to the repatriation of dividends and/or income/expense items not directly relating to trading may be executed by the Adviser or by the Fund’s custodian due to the small currency amount and lower volume of such transactions.  The Fund and the Adviser have limited ability to negotiate prices at which certain FX transactions are customarily executed by the Fund’s custodian, i.e., transactions in Restricted Market FX and repatriation transactions.

Foreign Fixed Income Securities.  Most foreign fixed income securities are rated, however, some are not.  Therefore, if the Fund invests in unrated foreign fixed income securities, it will do so based on the Adviser’s analysis.  To the extent that the Fund includes significant unrated securities, achievement of the Fund’s goals may depend more upon the abilities of the Adviser than would otherwise be the case.

The value of the foreign fixed income securities held by the Fund, and thus the NAV of the Fund’s shares, generally will fluctuate with (a) changes in the perceived creditworthiness of the issuers of those securities, (b) movements in interest rates, and (c) changes in the relative values of the currencies in which the Fund’s investments in fixed income securities are denominated with respect to the U.S. Dollar.  The extent of the fluctuation will depend on various factors, such as the average maturity of the Fund’s investments in foreign fixed income securities, and the extent to which the Fund hedges its interest rate, credit and currency exchange rate risks.  A longer average maturity generally is associated with a higher level of volatility in the market value of such securities in response to changes in market conditions.

Privatized Enterprises.  Investments in foreign securities may include securities issued by enterprises that have undergone or are currently undergoing privatization.  The governments of certain foreign countries have, to varying degrees, embarked on privatization programs contemplating the sale of all or part of their interests in state enterprises.  The Fund’s investments in the securities of privatized enterprises may include privately negotiated investments in a government or state-owned or controlled company or enterprise that has not yet conducted an initial equity offering, investments in the initial offering of equity securities of a state enterprise or former state enterprise and investments in the securities of a state enterprise following its initial equity offering.

In certain jurisdictions, the ability of foreign entities, such as the Fund, to participate in privatizations may be limited by local law, or the price or terms on which the Fund may be able to participate may be less advantageous than for local investors.  Moreover, there can be no assurance that governments that have embarked on privatization programs will continue to divest their ownership of state enterprises, that proposed privatizations will be successful or that governments will not re-nationalize enterprises that have been privatized.

In the case of the enterprises in which the Fund may invest, large blocks of the stock of those enterprises may be held by a small group of stockholders, even after the initial equity offerings by those enterprises.  The sale of some portion or all of those blocks could have an adverse effect on the price of the stock of any such enterprise.

Prior to making an initial equity offering, most state enterprises or former state enterprises go through an internal reorganization or management.  Such reorganizations are made in an attempt to better enable these enterprises to compete in the private sector.  However, certain reorganizations could result in a management team that does not function as well as an enterprise’s prior management and may have a negative effect on such enterprise.  In addition, the privatization of an enterprise by its government may occur over a number of years, with the government continuing to hold a controlling position in the enterprise even after the initial equity offering for the enterprise.

Prior to privatization, most of the state enterprises in which the Fund may invest enjoy the protection of and receive preferential treatment from the respective sovereigns that own or control them.  After making an initial equity offering, these enterprises may no longer have such protection or receive such preferential treatment and may become subject to market competition from which they were previously protected.  Some of these enterprises may not be able to operate effectively in a competitive market and may suffer losses or experience bankruptcy due to such competition.

Foreign Government Securities. Investment in debt issued by foreign governments can involve a high degree of risk. Debt securities issued by a foreign government are often supported by the full faith and credit of that foreign government.  These foreign governments may permit their subdivisions, agencies or instrumentalities to have the full faith and credit of the foreign governments.  The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of such debt.  A governmental entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Periods of economic uncertainty may result in the illiquidity and increased price volatility of a foreign government’s debt securities.  A foreign government’s default on its debt securities may cause the value of securities held by the Fund to decline significantly. The Fund may have limited recourse to compel payment in the event of a default.

Governmental entities may also be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt.  The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations.  Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner.  Consequently, governmental entities may default on their sovereign debt.  Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities.  There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

To the extent that the Fund invests in obligations issued by emerging market governments, these investments involve additional risks.  Sovereign obligors in emerging market countries are among the world’s largest debtors to commercial banks, other governments, international financial organizations and other financial institutions.  These obligors have in the past experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness.  Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements and obtaining new credit for finance interest payments.  Holders of certain foreign sovereign debt securities may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers.  There can be no assurance that the foreign sovereign debt securities in which the Fund may invest will not be subject to similar restructuring arrangements or to requests for new credit which may adversely affect the Fund’s holdings.

Foreign Securities (including Developing Countries).  Investing in foreign securities (including through the use of depositary receipts) involves certain special considerations which typically are not associated with investing in United States securities.  Since investments in foreign companies will frequently be denominated in the currencies of foreign countries (these securities are translated into U.S. Dollars on a daily basis in order to value the Fund’s shares), and since the Fund may hold securities and funds in foreign currencies, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations, if any, and may incur costs in connection with conversions between various currencies.  There may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.  Most foreign stock markets, while growing in volume of trading activity, have less volume than the New York Stock Exchange, and securities of some foreign companies are less liquid and more volatile than securities of comparable domestic companies.  Similarly, volume and liquidity in most foreign bond markets are less than in the United States and, at times, volatility of price can be greater than in the United States.  Additionally, a foreign jurisdiction may halt trading of securities for an extended period of time, which poses liquidity, valuation and other risks.  Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on United States exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions.  There is generally less government supervision and regulation of securities exchanges, brokers and listed companies in foreign countries than in the United States.  Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the Fund’s assets held abroad) and expenses not present in the settlement of investments in U.S. markets.  Payment for securities without delivery may be required in certain foreign markets.

In addition, foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of foreign currency, confiscatory taxation, political or financial instability and diplomatic developments which could affect the value of the Fund’s investments in certain foreign countries.  Governments of many countries have exercised and continue to exercise substantial influence over many aspects of the private sector through the ownership or control of many companies, including some of the largest in these countries.  As a result, government actions in the future could have a significant effect on economic conditions which may adversely affect prices of certain portfolio securities.  Foreign securities may be subject to foreign government taxes, higher custodian fees, higher brokerage costs and dividend collection fees which could reduce the yield on such securities.

Foreign economies may differ favorably or unfavorably from the U.S. economy in various respects, including growth of gross domestic product, rates of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments positions.  Many foreign securities are less liquid and their prices more volatile than comparable U.S. securities.  From time to time, foreign securities may be difficult to liquidate rapidly without adverse price effects.

Legal remedies available to investors in certain foreign countries may be more limited than those available with respect to investments in the U.S. or in other foreign countries.  The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers organized under the laws of those foreign countries.

Of particular importance, many foreign countries are heavily dependent upon exports, particularly to developed countries, and, accordingly, have been and may continue to be adversely affected by trade barriers, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the U.S. and other countries with which they trade.  These economies also have been and may continue to be negatively impacted by economic conditions in the U.S. and other trading partners, which can lower the demand for goods produced in those countries.

Investment in Companies in Developing Countries.  Investments may be made from time to time in companies in developing countries as well as in developed countries.  Although there is no universally accepted definition, a developing country is generally considered to be a country which is in the initial stages of industrialization.  Shareholders should be aware that investing in the equity and fixed income markets of developing countries involves exposure to unstable governments, economies based on only a few industries, and securities markets which trade a small number of securities.  Securities markets of developing countries tend to be more volatile than the markets of developed countries; however, such markets have in the past provided the opportunity for higher rates of return to investors.

The value and liquidity of investments in developing countries may be affected favorably or unfavorably by political, economic, fiscal, regulatory or other developments in the particular countries or neighboring regions.  The extent of economic development, political stability and market depth of different countries varies widely.  Such investments typically involve greater potential for gain or loss than investments in securities of issuers in developed countries.

The securities markets in developing countries are substantially smaller, less liquid and more volatile than the major securities markets in the United States.  A high proportion of the shares of issuers in developing countries may be held by a limited number of persons and financial institutions, which may limit the number of shares available for investment by the Fund.  The small size, limited trading volume and relative inexperience of the securities markets in these countries may make investments in securities traded in emerging markets less liquid and more volatile than investments in securities traded in more developed countries.  For example, limited market size may cause prices to be unduly influenced by traders who control large positions.  A limited number of issuers in developing countries’ securities markets may represent a disproportionately large percentage of market capitalization and trading volume.  The limited liquidity of securities markets in developing countries may also affect the Fund’s ability to acquire or dispose of securities at the price and time it wishes to do so.  Accordingly, during periods of rising securities prices in the more illiquid securities markets, the Fund’s ability to participate fully in such price increases may be limited by its investment policy of investing not more than 15% of its total net assets in illiquid securities.  Conversely, the Fund’s inability to dispose fully and promptly of positions in declining markets could cause the Fund’s NAV to decline as the value of the unsold positions is marked to lower prices.  In addition, the Fund may be required to establish special custodial or other arrangements before making investments in securities traded in emerging markets.  There may be little financial or accounting information available with respect to issuers of emerging market securities, and it may be difficult as a result to assess the value of prospects of an investment in such securities.

The currencies of certain emerging market countries have experienced devaluations relative to the U.S. Dollar, and future devaluations may adversely affect the value of assets denominated in such currencies.  In addition, currency hedging techniques may be unavailable in certain emerging market countries.  Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries.

Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of the United States. In addition, unanticipated political or social developments may affect the value of investments in emerging markets and the availability of additional investments in these markets.  Any change in the leadership or politics of emerging market countries, or the countries that exercise a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities.  Certain countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies.  As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened.

Economies of developing countries may differ favorably or unfavorably from the United States’ economy in such respects as rate of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.  Certain developing countries do not have comprehensive systems of laws, although substantial changes have occurred in many such countries in this regard in recent years.  Laws regarding fiduciary duties of officers and directors and the protection of shareholders may not be well developed.  Even where adequate law exists in such developing countries, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.

The risk also exists that an emergency situation may arise in one or more emerging markets as a result of which trading of securities may cease or may be substantially curtailed and prices for the Fund’s securities in such markets may not be readily available.  The Fund may suspend redemption of its shares for any period during which an emergency exists, as determined by the SEC.  Accordingly if the Fund believes that appropriate circumstances exist, it will promptly apply to the SEC for a determination that an emergency is present.  During the period commencing from the Fund’s identification of such condition until the date of the SEC action, the Fund’s securities in the affected markets will be valued at fair value determined in good faith by or under the direction of the Fund’s Board.

Certain of the foregoing risks may also apply to some extent to securities of U.S. issuers that are denominated in foreign currencies or that are traded in foreign markets, or securities of U.S. issuers having significant foreign operations.

Trading in futures contracts on foreign commodity exchanges may be subject to the same or similar risks as trading in foreign securities.

Asian Risk.  The Fund may invest its assets in Asian securities, and the Fund may be subject to general economic and political conditions in Asia.  The Fund may invest a significant portion of its assets in Asian securities, and the Fund may be more volatile than a fund which is broadly diversified geographically.  Additional factors relating to Asia that an investor should consider include the following:

Political, Social and Economic Factors.  Some parts of the Asian region may be subject to a greater degree of economic, political and social instability than is the case in the United States and Europe.  Such instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision-making, including changes in government through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic and social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious and racial disaffection.  Such social, political and economic instability could significantly disrupt the principal financial markets in which the Fund invests and adversely affect the value of the Fund’s assets.

Some Asian economies are reliant on exports in varying degrees as a major contribution to economic growth and as such may be affected by developments in the economies of their principal trading partners.  These economies may be accordingly affected by protective trade barriers and the economic conditions of their trading partners, principally, the United States, Japan, China and the European Union.  The enactment by the United States or other principal trading partners of protectionist trade legislation, reduction of foreign investment in local economies and general declines in the international securities markets could have a significant adverse effect upon the securities markets of Asia.

Some Asian economies have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply.  Other economies such as Indonesia and Malaysia, for example, are commodity exporters susceptible to world prices for their commodity exports, including crude oil.

Some governments in the Asian region are authoritarian in nature and influenced by security forces.  For example, during the course of the last twenty-five years, certain governments in the region have been installed or removed as a result of military coups while others have periodically demonstrated their repressive police state nature. Disparities of wealth, among other factors, have also led to social unrest in some Asian countries accompanied, in certain cases, by violence and labor unrest. Ethnic, religious and racial disaffection, as evidenced in India, Pakistan and Sri Lanka, have created social, economic and political problems.

Several Asian countries have or in the past have had hostile relationships with neighboring nations or have experienced internal insurgency. For example, Thailand experienced border battles with Laos and India is engaged in border disputes with several of its neighbors, including China and Pakistan.  An uneasy truce exists between North Korea and South Korea and the two countries technically remain in a state of war. In addition, North Korea’s nuclear weapons program has caused an increased level of risk of military conflict in the area.

There may be the possibility of expropriations, confiscatory taxation, political, economic or social instability or diplomatic developments which would adversely affect assets of the Fund held in foreign countries.  Governments in certain Asian countries participate to a significant degree, through ownership interests or regulation, in their respective economies.  Action by these governments could have a significant adverse effect on market prices of the Fund’s securities and its share price.

Market Characteristics.  Most of the securities markets of Asia have substantially less volume than the NYSE, and equity securities of most companies in Asia are less liquid and more volatile than equity securities of U.S. companies of comparable size.  Some of the stock exchanges in Asia, such as those in China, are in the early stages of their development.  Many companies traded on securities markets in Asia are smaller, newer and less seasoned than companies whose securities are traded on securities markets in the United States.  In some Asian countries, there is no established secondary market for securities. Therefore, liquidity in these countries is generally low and transaction costs high. Reduced liquidity often creates higher volatility, as well as difficulties in obtaining accurate market quotations for financial reporting purposes and for calculating NAVs, and sometimes also an inability to buy and sell securities.  Market quotations on many securities may only be available from a limited number of dealers and may not necessarily represent firm bids from those dealers or prices for actual sales.  Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets.  Investments in smaller companies involve greater risk than is customarily associated with investing in larger companies.  Smaller companies may have limited product lines, markets or financial or managerial resources and may be more susceptible to losses and risks of bankruptcy.  Accordingly, each of these markets may be subject to greater influence by adverse events generally affecting the market, and by large investors trading significant blocks of securities, than is usual in the U.S.  To the extent that any of the Asian countries experiences rapid increases in its money supply and investment in equity securities for speculative purposes, the equity securities traded in any such country may trade at price-earning multiples higher than those of comparable companies trading on securities markets in the United States, which may not be sustainable.

Brokerage commissions and other transaction costs on securities exchanges in Asia are generally higher than in the U.S.  Settlement procedures in certain Asian countries are less developed and reliable than those in the U.S. and in other developed markets, and the Fund may experience settlement delays or other material difficulties.  Securities trading in certain Asian securities markets may be subject to risks due to a lack of experience of securities brokers, a lack of modern technology and a possible lack of sufficient capital to expand market operations.  The foregoing factors could impede the ability of the Fund to effect portfolio transactions on a timely basis and could have an adverse effect on the NAV of shares of the Fund.

There is also less government supervision and regulation of foreign securities exchanges, brokers, and listed companies in the Asian countries than exists in the United States.  In addition, existing laws and regulations are often inconsistently applied.  As legal systems in Asian countries develop, foreign investors may be adversely affected by new laws and regulations, changes to existing laws and regulations and preemption of local laws and regulations by national laws.  In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law.  Less information will, therefore, be available to the Fund than in respect of investments in the U.S.  Further, in certain Asian countries, less information may be available to the Fund than to local market participants.  Brokers in Asian countries may not be as well capitalized as those in the U.S., so that they are more susceptible to financial failure in times of market, political, or economic stress.

In addition, accounting and auditing standards applied in certain Asian countries frequently do not conform with the generally accepted accounting principles (“GAAP”) used in the United States.  The use of some accounting policies, such as the constant purchasing power method, can cause distortion in some cases. Also, substantially less financial information is generally publicly available about issuers in Asian countries and, where available, may not be independently verifiable.

Energy.  Asia has historically depended on oil for most of its energy requirements.  Almost all of its oil is imported.  In the past, oil prices have had a major impact on Asian economies.

Natural Disasters.  The Asian region has in the past experienced earthquakes, mud slides and tidal waves of varying degrees of severity (e.g., tsunamis), and the risks of such phenomena, and the damage resulting from natural disasters, continue to exist.  The long-term economic effects of such geological factors on the Asian economy as a whole, and on the Fund’s investments and share price, cannot be predicted.

Japan Risk. Risk factors related to investments in Japanese securities in particular include the following:

Economic Risk. The Japanese economy fell into recession during several periods in the 2000s. Japan’s economy has gradually recovered from those recessions, but economic growth remains slow. The Japanese economy is heavily dependent upon international trade. The economy may be adversely affected by impairment of relationships with Japan’s trading partners, such as trade sanctions and other protectionist measures. The Japanese economy may be sensitive to competition from emerging economies and trading partners’ economic conditions. Due to insufficient natural resources, Japan is heavily dependent upon imports, particularly oil. Oil prices may have a major impact on Japan’s economy.

Currency Risk. The value of the Japanese yen has been prone to wild fluctuations and such volatility could affect returns. If the Japanese yen were to increase in value, Japanese exports may suffer and the economy may be negatively affected. If the Japanese yen were to decrease in value, relative to the U.S. Dollar, U.S. shareholders investing in Japanese yen-denominated securities may experience decreased value of their investments.

Geographic Risk. Japan has in the past experienced earthquakes, tsunamis and volcanic eruptions, and the risks of such phenomena, and the damage resulting from natural disasters, continue to exist.  The long-term economic effects of such geological factors on the Japanese economy, and on the Fund’s investments and share price, cannot be predicted.

Latin America.  The economies in Latin America are considered emerging market economies.  As a result, investing in Latin America imposes risks greater than, or in addition to, the risks of investing in more developed foreign markets.  Most economies in Latin America have historically been characterized by high levels of inflation, including, in some cases, hyperinflation and currency devaluations.  In the past, these conditions have led to high interest rates, extreme measures by governments to limit inflation, and limited economic growth.  Although inflation in many countries has lessened, the economies of the Latin American region continue to be volatile and characterized by high interest rates and unemployment.  In addition, the economies of many Latin American countries are sensitive to fluctuations in commodities prices because exports of agricultural products, minerals and metals represent a significant percentage of Latin American exports.

The economies of many Latin American countries are heavily dependent on international trade and can be adversely affected by trade barriers, exchange controls and other measures imposed or negotiated by the countries with which they trade.  Since the early 1990s most governments in the Latin American region have transitioned from protectionist policies to policies that promote regional and global exposure.  Many countries in the Latin American region have reduced trade barriers and are parties to trade agreements, although there is no guarantee that this trend will continue.  Many countries in the Latin American region are dependent on the United States economy, and any declines in the United States economy are likely to affect the economies throughout the Latin American region.  Mexico is particularly vulnerable to fluctuations in the United States economy because the majority of its exports are directed to the United States.  In addition, China is a major buyer of Latin America’s commodities and a key investor in South America, and therefore, conditions in China may significantly impact the economy of the Latin American region. The Latin American region experienced a significant decline in economic activity at the end of 2008 and in 2009 as a result of the global recession.  While the Latin American region’s economy had subsequently experienced solid economic growth as a result of favorable commodity prices, the Latin American region has experienced an economic slowdown since the end of 2011 as a result of uncertainties in the global economy.

Many Latin American countries are dependent on foreign loans from developed countries and several Latin American countries are among the largest debtors among emerging market economies. To the extent that there are rising interest rates, some countries may be forced to restructure loans or risk default on their obligations, which may adversely affect securities markets.  Some central banks have recently eased their monetary policies in response to liquidity shortages, but Latin American countries continue to face significant economic difficulties as a result of their high level of indebtedness and dependence on foreign credit.

Political and social instabilities in the Latin American region, including military intervention in civilian and economic spheres and political corruption, may result in significant economic downturns, increased volatility in the economies of countries in the Latin American region, and disruption in the securities markets in the Latin American region.  Social inequality and poverty also contribute to political and economic instability in the Latin American region.  Many of the Latin American region’s governments continue to exercise considerable influence on their respective economies and, as a result, companies in the Latin American region may be subject to government interference and nationalization.

Futures.  Futures are generally bought and sold on the commodities exchanges where they are listed with payment of initial and variation margin as described below.  The Fund may enter into futures contracts or purchase or sell put and call options on such futures as a hedge against anticipated interest rate, currency or equity market changes, and for duration management, risk management and return enhancement purposes.

The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or, with respect to index futures and Eurodollar instruments, the net cash amount).  Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract and obligates the seller to deliver such position.

Futures and options on futures may be entered into for bona fide hedging, risk management (including duration management) or other portfolio and return enhancement management purposes to the extent consistent with the exclusion from commodity pool operator registration.  Typically, maintaining a futures contract or selling an option thereon requires the Fund to deposit with a financial intermediary as security for its obligations an amount of cash or other specified assets (initial margin) which initially is typically 1% to 10% of the face amount of the contract (but may be higher in some circumstances).  Additional cash or assets (variation margin) may be required to be deposited thereafter on a daily basis as the marked to market value of the contract fluctuates.  The purchase of an option on financial futures involves payment of a premium for the option without any further obligation on the part of the Fund.  If the Fund exercises an option on a futures contract it will be obligated to post initial margin (and potential subsequent variation margin) for the resulting futures position just as it would for any position.  Futures contracts and options thereon are generally settled by entering into an offsetting transaction but there can be no assurance that the position can be offset prior to settlement at an advantageous price, or that delivery will occur.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a future or option on a futures contract can vary from the previous day’s settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit.  Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Fund were unable to liquidate a futures or option on a futures contract position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses, because it would continue to be subject to market risk with respect to the position.  In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.

Certain characteristics of the futures market might increase the risk that movements in the prices of futures contracts or options on futures contracts might not correlate perfectly with movements in the prices of the investments being hedged.  For example, all participants in the futures and options on futures contracts markets are subject to daily variation margin calls and might be compelled to liquidate futures or options on futures contracts positions whose prices are moving unfavorably to avoid being subject to further calls.  These liquidations could increase price volatility of the instruments and distort the normal price relationship between the futures or options and the investments being hedged.  Also, because initial margin deposit requirements in the futures markets are less onerous than margin requirements in the securities markets, there might be increased participation by speculators in the future markets.  This participation also might cause temporary price distortions.  In addition, activities of large traders in both the futures and securities markets involving arbitrage, “program trading” and other investment strategies might result in temporary price distortions.

The Fund will not enter into a futures contract or related option (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial margin and premiums on open futures contracts and options thereon would exceed 5% of the Fund’s total assets (taken at current value); however, in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation.  The segregation requirements with respect to futures contracts and options thereon are described under “Strategic Transactions, Derivatives and Synthetic Investments — Use of Segregated and Other Special Accounts.”

See “CFTC Exclusion” for additional information about the Fund’s use of derivatives in connection with CFTC exclusions.

Illiquid Securities Risk.  The Fund may not invest more than 15% of its net assets in illiquid securities.  An illiquid security is generally any security which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment. Illiquid securities include repurchase agreements which have a maturity of longer than seven days, time deposits maturing in more than seven days, and securities with a contractual restriction on resale (“restricted securities”) or other factors limiting the marketability of the security. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period. If a change in NAV or other external events cause the Fund’s investments in illiquid securities to exceed the limit set forth above for the Fund’s investment in illiquid securities, the Fund will act to cause the aggregate amount of such securities to come within such limit as soon as reasonably practicable.  In such event, however, the Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

The Fund may purchase securities that are not subject to legal or contractual restrictions on resale, but that are deemed illiquid. Such securities may be illiquid, for example, because there is a limited trading market for them. The Fund may be unable to sell a restricted or illiquid security. In addition, it may be more difficult to determine a market value for restricted or illiquid securities. Moreover, if adverse market conditions were to develop during the period between the Fund’s decision to sell a restricted or illiquid security and the point at which the Fund is permitted or able to sell such security, the Fund might obtain a price less favorable than the price that prevailed when it decided to sell. This investment practice, therefore, could have the effect of decreasing the level of liquidity of the Fund.

The Fund employs proprietary procedures and tests using third-party and internal data inputs that seek to assess and manage the liquidity of its portfolio holdings.  The Fund’s procedures and tests take into account relevant market, trading and other factors, and monitor whether liquidity assessments should be adjusted based on changed market conditions.  These procedures and tests are designed to assist the Fund in determining its ability to meet redemption requests in various market conditions.  In light of the dynamic nature of markets, there can be no assurance that these procedures and tests will enable the Fund to ensure that it has sufficient liquidity to meet redemption requests.

Impact of Large Redemptions and Purchases of Fund Shares.  From time to time, shareholders of the Fund (which may include affiliated and/or non-affiliated registered investment companies that invest in the Fund) may make relatively large redemptions or purchases of Fund shares.  These transactions may cause the Fund to have to sell securities or invest additional cash, as the case may be.  While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Fund’s performance to the extent that the Fund may be required to sell securities or invest cash at times, or in odd-lot amounts, when it would not otherwise do so.  These transactions could also accelerate the realization of taxable income if sales of securities resulted in capital gains or other income and could also increase transaction costs, which may impact the Fund’s expense ratio.  In addition, large redemption requests may exceed the cash balance of the Fund and result in credit line borrowing fees or overdraft charges to the Fund until the sales of portfolio securities necessary to cover the redemption request settle, which is typically a few days.

Indexed Securities.  Indexed securities differ from other types of debt securities in which the Fund may invest in several respects.  First, the interest rate or, unlike other debt securities, the principal amount payable at maturity of an indexed security may vary based on changes in one or more specified reference instruments (defined below), such as an interest rate compared with a fixed interest rate or the currency exchange rates between two currencies (neither of which need be the currency in which the instrument is denominated).  The reference instrument need not be related to the terms of the indexed security.  For example, the principal amount of a U.S. Dollar denominated indexed security may vary based on the exchange rate of two foreign currencies.  The value of indexed securities is linked to currencies, interest rates, commodities, indices or other financial indicators (“reference instruments”).  An indexed security may be positively or negatively indexed; that is, its value may increase or decrease if the value of the reference instrument increases.  Further, the change in the principal amount payable or the interest rate of an indexed security may be a multiple of the percentage change (positive or negative) in the value of the underlying reference instrument(s).

Investment in indexed securities involves certain risks.  In addition to the credit risk of the security’s issuer and the normal risks of price changes in response to changes in interest rates, the principal amount of indexed securities may decrease as a result of changes in the value of reference instruments.  Further, in the case of certain indexed securities in which the interest rate is linked to a reference instrument, the interest rate may be reduced to zero, and any further declines in the value of the security may then reduce the principal amount payable on maturity.  Finally, indexed securities may be more volatile than the reference instruments underlying the indexed securities.

Interests in Publicly Traded Limited Partnerships.  Publicly traded limited partnerships represent equity interests in the assets and earnings of the partnership’s trade or business.  Unlike common stock in a corporation, limited partnership interests or units have limited or no voting rights.  However, many of the risks of investing in common stocks are still applicable to investments in limited partnership interests.  In addition, limited partnership interests are subject to risks not present in common stock.  For example, non-investment income generated from limited partnerships deemed not to be “publicly traded” will not be considered “qualifying income” under the Internal Revenue Code and may trigger adverse tax consequences.  Also, since publicly traded limited partnerships are a less common form of organizational structure than corporations, the limited partnership units may be less liquid than publicly traded common stock.  Also, because of the difference in organizational structure, the fair value of limited partnership units in the Fund’s portfolio may be based either upon the current market price of such units, or if there is no current market price, upon the pro rata value of the underlying assets of the partnership.  Limited partnership units also have the risk that the limited partnership might, under certain circumstances, be treated as a general partnership, giving rise to broader liability exposure to the limited partners for activities of the partnership.  Further, the general partners of a limited partnership may be able to significantly change the business or asset structure of a limited partnership without the limited partners having any ability to disapprove any such changes.  In certain limited partnerships, limited partners may also be required to return distributions previously made in the event that excess distributions have been made by the partnership, or in the event that the general partners, or their affiliates, are entitled to indemnification.

Inverse Floating Rate Instruments (“Inverse Floaters”).  An Inverse Floater is a type of bond or other type of debt instrument used in finance whose coupon rate has an inverse relationship to short-term interest rates (or its reference rate).  The interest rate on an Inverse Floater resets in the opposite direction from the market rate of interest to which the Inverse Floater is indexed. An inverse floating rate security may exhibit greater price volatility than a fixed rate obligation of similar credit quality.

A floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in some floaters is associated with greater volatility in their market values.

With respect to purchasable variable and floating rate instruments, the Adviser will consider the earning power, cash flows and liquidity ratios of the issuers and guarantors of such instruments and, if the instruments are subject to a demand feature, will monitor their financial status to meet payment on demand. Such instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The absence of an active secondary market with respect to particular variable and floating rate instruments could make it difficult for the Fund to dispose of a variable or floating rate note if the issuer defaulted on its payment obligation or during periods that the Fund is not entitled to exercise its demand rights, and the Fund could, for these or other reasons, suffer a loss with respect to such instruments. In determining average-weighted portfolio maturity, an instrument will be deemed to have a maturity equal to either the period remaining until the next interest rate adjustment or the time the Fund involved can recover payment of principal as specified in the instrument, depending on the type of instrument involved.

Lending of Portfolio Securities.  The Fund may lend its portfolio securities to brokers, dealers and other financial institutions, provided it receives collateral, with respect to each loan of U.S. securities, equal to at least 102% of the value of the portfolio securities loaned, and, with respect to each loan of non-U.S. securities, collateral of at least 105% of the value of the portfolio securities loaned, and at all times thereafter shall require the borrower to mark to market such collateral on a daily basis so that the market value of such collateral does not fall below 100% of the market value of the portfolio securities so loaned.  By lending its portfolio securities, the Fund can increase its income through the investment of the collateral.  For the purposes of this policy, the Fund considers collateral consisting of cash, U.S. Government securities or letters of credit issued by banks whose securities meet the standards for investment by the Fund to be the equivalent of cash.  From time to time, the Fund may return to the borrower or a third party which is unaffiliated with it, and which is acting as a “placing broker,” a part of the interest earned from the investment of collateral received for securities loaned.

The SEC currently requires that the following conditions must be met whenever portfolio securities are loaned: (1) the fund must receive from the borrower collateral equal to at least 100% of the value of the portfolio securities loaned; (2) the borrower must increase such collateral whenever the market value of the securities loaned rises above the level of such collateral; (3) the fund must be able to terminate the loan at any time; (4) the fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (5) the fund may pay only reasonable custodian fees in connection with the loan; and (6) while any voting rights on the loaned securities may pass to the borrower, the fund’s board of directors/trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.   These conditions may be subject to future modifications.

The Fund has a right to call each loan and obtain the securities within such period of time that coincides with the normal settlement period for purchases and sales of such securities in the respective markets.  The Fund will not have the right to vote on securities while they are being lent, but may call a loan in anticipation of any important vote, when practical.

Loan agreements involve certain risks in the event of default or insolvency of the other party including possible delays or restrictions upon the Fund’s ability to recover the loaned securities or dispose of the collateral for the loan.  In addition, there is the possibility of losses resulting from the investment of collateral where the market value of the collateral falls below 100%.  Such losses may include, but are not limited to, losses associated with deterioration in the credit of the investments of collateral.  These losses generally would be borne by the Fund, which would have a negative impact on the Fund’s performance.

Cash received as collateral through loan transactions may be invested in other securities eligible for purchase by the Fund.   The investment of cash collateral subjects that investment, as well as the securities loaned, to market appreciation or depreciation. The Fund is obligated to return the collateral to the borrower at the termination of the loan. The Fund could suffer a loss in the event the Fund must return the cash collateral and there are losses on investments made with cash collateral. The Fund’s securities lending program may be temporarily suspended if the Board and/or the Adviser determine it to be in the best interests of the Fund’s shareholders.

The collateral received from a borrower as a result of the Fund’s securities lending activities will be used to purchase both fixed income securities and other securities with debt-like characteristics that are rated A1 or P1 (except as noted below) on a fixed rate or floating rate basis, including but not limited to:  (a) bank obligations, such as bank bills, bank notes, certificates of deposit, commercial paper, deposit notes, loan participations, medium term notes, mortgage backed securities, structured liquidity notes, and time deposits; (b) corporate obligations, such as commercial paper, corporate bonds, investment agreements, funding agreements, or guaranteed investment contracts entered into with, or guaranteed by, an insurance company, loan participations, master notes, medium term notes, and second tier commercial paper (which must have a minimum rating of two of the following:  A-2, P-2 and F-2); (c) sovereigns, such as commercial paper, U.S. Government securities (including securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, instrumentalities, establishments or the like), sovereign obligations of non-U.S. countries that are members of the Organization for Economic Co-operation and Development of the European Union (including securities issued or guaranteed as to principal and interest by the sovereign, its agencies, instrumentalities, establishments or the like) and supranational issuers; and (d) repurchase agreements, including reverse repurchase agreements (which permitted collateral, in most cases, must have an investment grade rating from at least two NRSROs).  Except for the investment agreements, funding agreements or guaranteed investment contracts guaranteed by an insurance company, master notes, and medium term notes (which are described below), these types of investments are described elsewhere in the SAI.  Collateral may also be invested in a money market mutual fund or short-term collective investment trust.

Investment agreements, funding agreements, or guaranteed investment contracts entered into with, or guaranteed by, an insurance company are agreements where an insurance company either provides for the investment of the Fund’s assets or provides for a minimum guaranteed rate of return to the investor.

Master notes are promissory notes issued usually with large, creditworthy broker-dealers on either a fixed rate or floating rate basis.  Master notes may or may not be collateralized by underlying securities.  If the master note is issued by an unrated subsidiary of a broker-dealer, then an unconditional guarantee is provided by the issuer’s parent.

Medium term notes are unsecured, continuously offered corporate debt obligations.  Although medium term notes may be offered with a maturity from one to ten years, in the context of securities lending collateral the maturity of the medium term note will not generally exceed two years.

Loans.  Loans include floating or adjustable rate loans (“Loans”) made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities (“Borrowers”).  These Borrowers operate in a variety of industries and geographic regions.  The Fund acquires Loans from lenders such as banks (see “Bank Loans” above), insurance companies, finance companies, other investment companies, and private investment funds.  The Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases, or internal growth.  The Loans generally are negotiated between a Borrower and several financial institution lenders (“Lenders”) represented by one or more Lenders acting as agent of all the Lenders (“Agent”).  The Agent is responsible for negotiating the loan agreement (the “Loan Agreement”) that establishes the terms and conditions of the Loan and the rights of the Borrower and the Lenders.  The Fund may act as one of the group of original Lenders originating a Loan, may purchase assignments of portions of Loans from third parties and may invest in participations in Loans.

The Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower.  This capital structure position generally gives holders of the Loans a priority claim on some or all of the Borrower’s assets in the event of default and therefore the Lenders will be paid before certain other creditors of the Borrower.  The Loans also have contractual terms designed to protect Lenders.  These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests.  Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.  The Fund generally acquires Loans of Borrowers that, among other things, in the Adviser’s judgment, can make timely payments on their Loans and that satisfy other credit standards established by the Adviser. The Adviser performs its own independent credit analysis of the Borrower and the collateral securing each loan in addition to utilizing information prepared and supplied by the Agent or other Lenders.  The Loans are generally credit rated less than investment grade and may be subject to restrictions on resale.  Below investment grade fixed income securities are securities rated BB/Ba or lower by Standard & Poor’s, Fitch, or Moody’s or similarly rated by another NRSRO.

Loans involve the risk that the Fund will not receive payment of principal, interest, and other amounts due in connection with these investments and will depend primarily on the financial condition of the borrower.  Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal, although there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower’s obligation, or that the collateral can be liquidated. Some loans or claims may be in default at the time of purchase.  As the Fund may be required to rely upon another lending institution to collect and pass onto the Fund amounts payable with respect to the Loan and to enforce the Fund’s rights under the Loan, an insolvency, bankruptcy, or reorganization of the lending institution may delay or prevent the Fund from receiving such amounts. The highly leveraged nature of many such Loans may make such loans especially vulnerable to adverse changes in economic or market conditions.

Market Events Risk. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. Government and the Federal Reserve, as well as certain foreign governments and their central banks took steps to support financial markets, including by keeping interest rates low.  More recently, the Federal Reserve has terminated certain of its market support activities.  The withdrawal of this support could negatively affect financial markets generally as well as reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Adviser.

In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

A number of countries in Europe have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets in Europe and elsewhere have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread within and outside Europe. Responses to the financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. In addition, one or more countries may abandon the euro, the common currency of the European Union, and/or withdraw from the European Union. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching.  Whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of the Fund’s investments.

Medium Company, Small Company and Emerging Growth Companies.  Investing in securities of medium-sized companies, small-sized, including micro-capitalization companies and emerging growth companies, may involve greater risks than investing in the securities of larger, more established companies, including possible risk of loss.  Also, because these securities may have limited marketability, their prices may be more volatile than securities of larger, more established companies or the market averages in general.  Because medium-sized, small-sized and emerging growth companies normally have fewer shares outstanding than larger companies, it may be more difficult for the Fund to buy or sell significant numbers of such shares without an unfavorable impact on prevailing prices.  Medium-sized, small-sized and emerging growth companies may have limited product lines, markets or financial resources and may lack management depth.  In addition, medium-sized, small-sized and emerging growth companies are typically subject to wider variations in earnings and business prospects than are larger, more established companies.  There is typically less publicly available information concerning medium sized, small-sized and emerging growth companies than for larger, more established ones.

Money Market Instruments.  The Fund may invest up to 20% of its net assets in short-term investment grade money market obligations at the time of purchase.  Money market instruments may include the following types of instruments:

•                                          obligations issued or guaranteed as to interest and principal by the U.S. Government, its agencies, or instrumentalities, or any federally chartered corporation, with remaining maturities of 397 days or less;

•                                          obligations of sovereign foreign governments, their agencies, instrumentalities and political subdivisions, with remaining maturities of 397 days or less;

•                                          obligations of municipalities and states, their agencies and political subdivisions with remaining maturities of 397 days or less;

•                                          asset-backed commercial paper whose own rating or the rating of any guarantor is in one of the two highest categories of any NRSRO;

•                                          repurchase agreements;

•                                          bank or savings and loan obligations;

•                                          commercial paper (including asset-backed commercial paper), which are short-term unsecured promissory notes issued by corporations in order to finance their current operations.  It may also be issued by foreign governments, and states and municipalities.  Generally the commercial paper or its guarantor will be rated within the top two rating categories by a NRSRO, or if not rated, is issued and guaranteed as to payment of principal and interest by companies which at the date of investment have a high quality outstanding debt issue;

•                                          bank loan participation agreements representing obligations of corporations having a high quality short-term rating, at the date of investment, and under which the Fund will look to the creditworthiness of the lender bank, which is obligated to make payments of principal and interest on the loan, as well as to creditworthiness of the borrower;

•                                          high quality short-term (maturity in 397 days or less) corporate obligations, rated within the top two rating categories by a NRSRO or, if not rated, deemed to be of comparable quality by the Adviser;

•                                          extendable commercial notes, which differ from traditional commercial paper because the issuer can extend the maturity of the note up to 397 days with the option to call the note any time during the extension period; and

•                                          unrated short-term (maturing in 397 days or less) debt obligations that are determined by the Adviser to be of comparable quality to the securities described above.

Mortgage-Related Securities.   Mortgage-related securities are interests in pools of residential or commercial mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. The pools underlying mortgage pass-through securities consist of mortgage loans secured by mortgages or deeds of trust creating a first lien on commercial, residential, residential multi-family and mixed residential/commercial properties.  Underlying mortgages may be of a variety of types, including adjustable rate, conventional 30-year, graduated payment and 15-year. Most mortgage-related securities are pass-through securities, which means that investors receive payments consisting of a pro rata share of both principal and interest (less servicing and other fees). Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred.

Adjustable rate mortgage securities (“ARMs”) are a form of pass-through security representing interests in pools of mortgage loans, the interest rates of which are adjusted from time to time. The adjustments usually are determined in accordance with a predetermined interest rate index and may be subject to certain limits. The adjustment feature of ARMs tends to make their values less sensitive to interest rate changes. As the interest rates on the mortgages underlying ARMs are reset periodically, yields of such securities will gradually align themselves to reflect changes in market rates. Unlike fixed-rate mortgages, which generally decline in value during periods of rising interest rates, ARMs allow the Fund to participate in increases in interest rates through periodic adjustments in the coupons of the underlying mortgages, resulting in both higher current yields and low price fluctuations. The Fund will not benefit from increases in interest rates to the extent that interest rates rise to the point where they cause the current coupon of the underlying adjustable rate mortgages to exceed any maximum allowable annual or lifetime reset limits (or “cap rates”) for a particular mortgage.  In this event, the value of the adjustable rate mortgage-backed securities in the Fund would likely decrease.  Furthermore, if prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund may be able to reinvest such amounts in securities with a higher current rate of return. During periods of declining interest rates, of course, the coupon rates may readjust downward, resulting in lower yields to the Fund. Further, because of this feature, the values of ARMs are unlikely to rise during periods of declining interest rates to the same extent as fixed rate instruments.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets minimum investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements.

Due to the possibility of prepayments of the underlying mortgage instruments, mortgage-backed securities generally do not have a known maturity. In the absence of a known maturity, market participants generally refer to an estimated average life. An average life estimate is a function of an assumption regarding anticipated prepayment patterns, based upon current interest rates, current conditions in the relevant housing markets and other factors. The assumption is necessarily subjective, and thus different market participants can produce different average life estimates with regard to the same security. There can be no assurance that estimated average life will be a security’s actual average life. Like fixed income securities in general, mortgage-related securities will generally decline in price when interest rates rise. Rising interest rates also tend to discourage refinancing of home mortgages, with the result that the average life of mortgage-related securities held by a fund may be lengthened. As average life extends, price volatility generally increases. For that reason, extension of average life causes the market price of the mortgage-related securities to decrease further when interest rates rise than if the average lives were fixed. Conversely, when interest rates fall, mortgages may not enjoy as large a gain in market value due to prepayment risk. Prepayments in mortgages tend to increase, average life tends to decline and increases in value are correspondingly moderated.

To the extent that such mortgage-backed securities are held by the Fund, the prepayment right will tend to limit to some degree the increase in NAV of the Fund because the value of the mortgage-backed securities held by the Fund may not appreciate as rapidly as the price of non-callable debt securities.  Mortgage-backed securities are subject to the risk of prepayment and the risk that the underlying loans will not be repaid.  Because principal may be prepaid at any time, mortgage-backed securities may involve significantly greater price and yield volatility than traditional debt securities.

Private lenders or government-related entities may also create mortgage loan pools offering pass-through investments where the mortgages underlying these securities may be alternative mortgage instruments, that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may be shorter than was previously customary.  As new types of mortgage-related securities are developed and offered to investors, the Fund, consistent with its investment objective and policies, may consider making investments in such new types of securities.

Impact of Sub-Prime Mortgage Market.  Mortgage-backed, asset-backed and other fixed income securities’ value and liquidity may be adversely affected by the critical downturn in the sub-prime mortgage lending market in the U.S. sub-prime loans, which have higher interest rates, are made to borrowers with low credit ratings or other factors that increase the risk of default.  Concerns about widespread defaults on sub-prime loans have also created heightened volatility and turmoil in the general credit markets.  As a result, the Fund’s investments in certain fixed income securities may decline in value, its market value may be more difficult to determine, and the Fund may have more difficulty disposing of them.

Agency-Mortgage-Related Securities. The dominant issuers or guarantors of mortgage-related securities today are the GNMA (or “Ginnie Mae”), the Federal National Mortgage Association (“FNMA” or “Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“FHLMC” or “Freddie Mac”). GNMA creates pass-through securities from pools of U.S. Government guaranteed or insured (such as by the Federal Housing Authority or Veterans Administration) mortgages originated by mortgage bankers, commercial banks and savings associations. FNMA and FHLMC issue pass-through securities from pools of conventional and federally insured and/or guaranteed residential mortgages obtained from various entities, including savings associations, savings banks, commercial banks, credit unions and mortgage bankers.

Mortgage-backed securities either issued or guaranteed by GNMA, the FHLMC or FNMA (“Certificates”) are called pass-through Certificates because a pro rata share of both regular interest and principal payments (less GNMA’s, FHLMC’s or FNMA’s fees and any applicable loan servicing fees), as well as unscheduled early prepayments on the underlying mortgage pool, are passed through monthly to the holder of the Certificate (i.e., the Fund).  The yields provided by these mortgage-backed securities have historically exceeded the yields on other types of U.S. Government Securities with comparable maturities in large measure due to the prepayment risk discussed below.

In September 2008, the Federal Housing Finance Agency placed FNMA and FHLMC into conservatorship. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. Although the U.S. Government has provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government-sponsored enterprises in the future.

Fannie Mae Securities. FNMA is a federally chartered and privately owned corporation established under the Federal National Mortgage Association Charter Act. FNMA provides funds to the mortgage market primarily by purchasing home mortgage loans from local lenders, thereby providing them with funds for additional lending. FNMA uses its funds to purchase loans from investors that may not ordinarily invest in mortgage loans directly, thereby expanding the total amount of funds available for housing.

Each FNMA pass-through security represents a proportionate interest in one or more pools of loans, including conventional mortgage loans (that is, mortgage loans that are not insured or guaranteed by any U.S. Government agency). The pools consist of one or more of the following types of loans: (1) fixed-rate level payment mortgage loans; (2) fixed-rate growing equity mortgage loans; (3) fixed-rate graduated payment mortgage loans; (4) variable rate mortgage loans; (5) other adjustable rate mortgage loans; and (6) fixed-rate mortgage loans secured by multifamily projects.

Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government.

Federal Home Loan Mortgage Corporation Securities (FHLMC). FHLMC is a corporate instrumentality of the U.S. Government and was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing.  Its stock is owned by the twelve Federal Home Loan Banks. FHLMC issues Participation Certificates (“PCs”) which represent interests in conventional mortgages from FHLMC’s national portfolio.  FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

The operations of FHLMC currently consist primarily of the purchase of first lien, conventional, residential mortgage loans and participation interests in mortgage loans and the resale of the mortgage loans in the form of mortgage-backed securities.

The mortgage loans underlying FHLMC securities typically consist of fixed-rate or adjustable rate mortgage loans with original terms to maturity of between 10 to 30 years, substantially all of which are secured by first liens on one-to-four-family residential properties or multifamily projects. Each mortgage loan must be whole loans, participation interests in whole loans and undivided interests in whole loans or participation in another FHLMC security.

Government National Mortgage Association Securities. GNMA is a wholly-owned corporate instrumentality of the U.S. Government within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.  In order to meet its obligations under a guarantee, GNMA is authorized to borrow from the U.S. Treasury with no limitations as to amount. These guarantees, however, do not apply to the market value or yield of mortgage-backed securities or to the value of Fund shares.  Also, GNMA securities often are purchased at a premium over the maturity value of the underlying mortgages.  This premium is not guaranteed and will be lost if prepayment occurs.

GNMA pass-through securities may represent a proportionate interest in one or more pools of the following types of mortgage loans: (1) fixed-rate level payment mortgage loans; (2) fixed-rate graduated payment mortgage loans; (3) fixed-rate growing equity mortgage loans; (4) fixed-rate mortgage loans secured by manufactured (mobile) homes; (5) mortgage loans on multifamily residential properties under construction; (6) mortgage loans on completed multifamily projects; (7) fixed-rate mortgage loans as to which escrowed funds are used to reduce the borrower’s monthly payments during the early years of the mortgage loans (“buydown” mortgage loans); (8) mortgage loans that provide for adjustments on payments based on periodic changes in interest rates or in other payment terms of the mortgage loans; and (9) mortgage-backed serial notes.

The principal and interest on GNMA pass-through securities are guaranteed by GNMA and backed by the full faith and credit of the U.S. Government. FNMA guarantees full and timely payment of all interest and principal, while FHLMC guarantees timely payment of interest and ultimate collection of principal, of its pass-through securities. FNMA and FHLMC securities are not backed by the full faith and credit of the United States; however, they are generally considered to present minimal credit risks. The yields provided by these mortgage-related securities historically have exceeded the yields on other types of U.S. Government securities with comparable maturities in large measure due to the risks associated with prepayment.

Municipal Securities.  Municipal securities include debt obligations issued by governmental entities to obtain funds for various public purposes, such as the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses, and the extension of loans to other public institutions and facilities.  Private activity bonds that are issued by or on behalf of public authorities to finance various privately-operated facilities are deemed to be municipal securities, only if the interest paid thereon is exempt from federal taxes.

Other types of municipal securities include short-term General Obligation Notes, Tax Anticipation Notes, Bond Anticipation Notes, Revenue Anticipation Notes, Project Notes, Tax-Exempt Commercial Paper, Construction Loan Notes and other forms of short-term tax-exempt loans.  Such instruments are issued with a short-term maturity in anticipation of the receipt of tax funds, the proceeds of bond placements or other revenues.

Project Notes are issued by a state or local housing agency and are sold by the Department of Housing and Urban Development.  While the issuing agency has the primary obligation with respect to its Project Notes, they are also secured by the full faith and credit of the United States through agreements with the issuing authority which provide that, if required, the federal government will lend the issuer an amount equal to the principal of and interest on the Project Notes.

The two principal classifications of municipal securities consist of “general obligation” and “revenue” issues.  The Fund may also acquire “moral obligation” issues, which are normally issued by special purpose authorities.  There are, of course, variations in the quality of municipal securities, both within a particular classification and between classifications, and the yields on municipal securities depend upon a variety of factors, including the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue.  Ratings represent the opinions of an NRSRO as to the quality of municipal securities.  It should be emphasized, however, that ratings are general and are not absolute standards of quality, and municipal securities with the same maturity, interest rate and rating may have different yields, while municipal securities of the same maturity and interest rate with different ratings may have the same yield.  Subsequent to purchase, an issue of municipal securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase.  The Adviser will consider such an event in determining whether the Fund should continue to hold the obligation.

Prices and yields on municipal bonds are dependent on a variety of factors, including general credit conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. A number of these factors, including the ratings of particular issues, are subject to change from time to time. Information about the financial condition of an issuer of municipal bonds may not be as extensive as that which is made available by corporations whose securities are publicly traded. The secondary market for municipal bonds typically has been less liquid than that for taxable debt/fixed income securities, and this may affect the Fund’s ability to sell particular municipal bonds at then-current market prices, especially in periods when other investors are attempting to sell the same securities.

An issuer’s obligations under its municipal securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the federal bankruptcy code, and laws, if any, which may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon the enforcement of such obligations or upon the ability of municipalities to levy taxes.  The power or ability of an issuer to meet its obligations for the payment of interest on and principal of its municipal securities may be materially adversely affected by litigation or other conditions.  Federal tax laws limit the types and amounts of tax-exempt municipal bonds issuable for certain purposes, especially industrial development bonds and private activity bonds. Such limits may affect the future supply and yields of these types of tax-exempt municipal securities. Further proposals limiting the issuance of tax-exempt municipal securities may well be introduced in the future. Shareholders should consult their tax advisers for the current law on tax-exempt bonds and securities.

The Fund may invest in certain tax-exempt municipal bonds. If the Internal Revenue Service or state tax authorities determine that an issuer of a tax-exempt municipal bond has not complied with applicable tax requirements, interest from the security could become taxable at the federal, state and/or local level and the security could decline significantly in value. Issuers or other parties generally enter into covenants requiring continuing compliance with federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the Internal Revenue Service otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become taxable, possibly retroactively to the date the security was issued.

Private Activity and Industrial Development Bonds.  Private activity and industrial development bonds are obligations issued by or on behalf of public authorities to raise money to finance various privately owned or operated facilities for business and manufacturing, housing, sports, and pollution control.  These bonds are also used to finance public facilities such as airports, mass transit systems, ports, parking, and sewage and solid waste disposal facilities, as well as certain other facilities or projects.  The payment of the principal and interest on such bonds is generally dependent solely on the ability of the facility’s user to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment.

Auction Rate Securities. Auction rate municipal securities are tax-exempt debt securities with coupons based on a rate set via a “Dutch” auction. The auction is held at regularly scheduled intervals as set forth in the indenture for a security. The auction sets the coupon rate, and investors may submit bids to buy, sell or hold securities in the auction.  Provided that the auction mechanism is successful, auction rate securities permit the holder to sell the securities in an auction at par value. The coupon is reset via an auction in which bids are made by broker-dealers and other institutions on behalf of their investors for a certain amount of securities at a specified minimum yield. The rate set by the auction is the lowest interest rate that covers all securities available for sale. While this process is designed to permit auction rate securities to be traded at par value, there is a risk that an auction will fail due to insufficient demand for the securities. In the event an auction fails, the interest rate is set by a formula set forth in the indenture for a security. In certain recent market environments, auction failures have been more prevalent and the auctions have continued to fail for an extended period of time.  Failed auctions may adversely affect the liquidity and price of auction rate securities.  Although some issuers have redeemed such securities, the issuers are not obligated to do so and, therefore, there is no guarantee that a liquid market will exist for the Fund’s investments in auction rate securities at a time when the Fund wishes to dispose of such securities.  Moreover, between auctions, there may be no active secondary market for these securities, and sales conducted on a secondary market may not be on terms favorable to the seller. The Fund may purchase auction rate securities at par in situations where the auction mechanism is functioning normally, but generally will purchase them at a discount where the auctions have failed.  In the latter case, the Fund could realize a gain if successful auctions resume at a later date or the issuer calls the security or tenders for the security rather than pay the rate required due to the failed auction.  The Fund may treat an auction rate security as illiquid if it is or becomes subject to prices established as a result of a failed auction if reliable prices are not available.  The Fund will use the time remaining until the next scheduled auction date for the purpose of determining the auction rate securities’ duration.  In addition to liquidity and interest rate risk, the Fund’s investments in auction rate securities are subject to credit and market risk, as described in the Fund’s Prospectus.  See “Additional Information about Investments, Investment Techniques and Risks.”

Non-Deliverable Forwards.  A non-deliverable forward (“NDF”) is an outright forward or futures contract in which counterparties settle the difference between the contracted NDF price or rate and the prevailing spot price or rate on an agreed notional amount. NDFs are used in various markets such as foreign exchange and commodities. NDFs are prevalent in some countries where forward contract trading has been banned by the government.

Options.  Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold.  Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below.  In addition, many Strategic Transactions involving options require segregation of fund assets in special accounts, as described under “Strategic Transactions, Derivatives and Synthetic Investments — Use of Segregated and Other Special Accounts.”

A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying security, commodity, index, currency or other instrument at the exercise price.  For instance, the Fund’s purchase of a put option on a security might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value by giving the Fund the right to sell such instrument at the option exercise price.  A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price.  The Fund’s purchase of a call option on a security, financial future, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase such instrument.  An American style put or call option may be exercised at any time during the option period while a European style put or call option may be exercised only upon expiration or during a fixed period prior thereto.  The Fund is authorized to purchase and sell exchange listed options and OTC options.  Exchange listed options are issued by a regulated intermediary such as the Options Clearing Corporation (“OCC”), which guarantees the performance of the obligations of the parties to such options.  The discussion below uses the OCC as an example, but is also applicable to other financial intermediaries.

With certain exceptions, OCC-issued and exchange listed options generally settle by physical delivery of the underlying security or currency, although in the future cash settlement may become available.  Index options and Eurodollar instruments are cash settled for the net amount, if any, by which the option is “in-the-money” (i.e., where the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised.  Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

The Fund’s ability to close out its position as a purchaser or seller of an OCC or exchange listed put or call option is dependent, in part, upon the liquidity of the option market.  Among the possible reasons for the absence of a liquid option market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities including reaching daily price limits; (iv) interruption of the normal operations of the OCC or an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although outstanding options on that exchange would generally continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded.  To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

OTC options are purchased from or sold to securities dealers, financial institutions or other parties (“Counterparties”) through direct bilateral agreement with the Counterparty.  In contrast to exchange listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are set by negotiation of the parties.  The Fund will only sell OTC options (other than OTC currency options) that are subject to a buy-back provision permitting the Fund to require the Counterparty to sell the option back to the Fund at a formula price within seven days.  The Fund expects generally to enter into OTC options that have cash settlement provisions, although it is not required to do so.

Unless the parties provide for it, there is no central clearing or guaranty function in an OTC option.  As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction.  Accordingly, the Adviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be satisfied.  The staff of the SEC currently takes the position that OTC options purchased by the Fund, and portfolio securities “covering” the amount of the Fund’s obligation pursuant to an OTC option sold by it (the cost of the sell-back plus the in-the-money amount, if any) are illiquid, and are subject to the Fund’s limitation on investing no more than 15% of its net assets in illiquid securities.

If the Fund sells a call option, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against a decrease in the value of the underlying securities or instruments in its portfolio or will increase the Fund’s income.  The sale of put options can also provide income.

The Fund may purchase and sell call options on securities including U.S. Treasury and agency securities, mortgage-backed securities, foreign sovereign debt, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the OTC markets, and on securities indices, currencies and futures contracts.  All calls sold by the Fund must be “covered” (i.e., the Fund must own the securities or futures contract subject to the call) or must meet the asset segregation requirements described below as long as the call is outstanding.  Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument which it might otherwise have sold.

The Fund may purchase and sell put options on securities including U.S. Treasury and agency securities, mortgage-backed securities, foreign sovereign debt, corporate debt securities, equity securities (including convertible securities) and Eurodollar instruments (whether or not it holds the above securities in its portfolio), and on securities indices, currencies and futures contracts other than futures on individual corporate debt and individual equity securities.  The Fund will not sell put options if, as a result, more than 50% of the Fund’s total assets would be required to be segregated to cover its potential obligations under such put options other than those with respect to futures and options thereon.  In selling put options, there is a risk that the Fund may be required to buy the underlying security at a disadvantageous price above the market price.

Options Transactions. The Fund may utilize up to 5% of its total assets at the time of purchase to purchase put options on securities and instruments in which it may invest and an additional 5% of its total assets to purchase call options on securities and instruments in which it may invest. The 5% limits on calls and puts are based on the daily market value of each option. Such options are traded on foreign or U.S. exchanges or in the OTC market. The Fund may write (sell) options to generate current income or as a hedge to reduce investment risk. The Fund will not write any call option or put option unless the option is covered and immediately thereafter the aggregate market value of all portfolio securities or currencies required to cover such options written by the Fund would not exceed 25% of its net assets at the time of purchase. The Fund realizes fees (referred to as “premiums”) for granting the rights evidenced by the call options it has written. The Fund may write straddles (combinations of put and call options on the same underlying security), which are generally a non-hedging technique used for purposes such as seeking to enhance return. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and unwind than individual options contracts. The straddle rules of the Internal Revenue Code require deferral of certain losses realized on positions of a straddle to the extent that the Fund has unrealized gains in offsetting positions at year end. The holding period of the securities comprising the straddle will be suspended until the straddle is terminated.

Options on Swaps (“Swaptions”).  The purchase and sale of put and call options on swap agreements are commonly referred to as swaptions.  Swaptions are highly specialized investments and are not traded on or regulated by any securities exchange or regulated by the SEC or the CFTC.  The Fund may enter into such transactions for hedging purposes or to seek to increase total return.

The buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms.  The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

As with other options on securities, indices, or futures contracts, the price of any swaption will reflect both an intrinsic value component, which may be zero, and a time premium component.  The intrinsic value component represents what the value of the swaption would be if it were immediately exercisable into the underlying interest rate swap.  The intrinsic value component measures the degree to which an option is in-the-money, if at all.  The time premium represents the difference between the actual price of the swaption and the intrinsic value.

The pricing and valuation terms of swaptions are not standardized and there is no clearinghouse whereby a party to the agreement can enter into an offsetting position to close out a contract.  Swaptions must thus be regarded as inherently illiquid.

The use of swaptions, as the foregoing discussion suggests, is subject to risks and complexities beyond what might be encountered with investing directly in the securities and other traditional investments that are the referenced asset for the swap or other standardized, exchange traded options and futures contracts.  Such risks include operational risks, valuation risks, credit risks, and/or counterparty risk (i.e., the risk that the counterparty cannot or will not perform its obligations under the agreement).  In addition, at the time the swaption reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction.  If this occurs, it could have a negative impact on the performance of the Fund.

While the Fund may utilize swaptions for hedging purposes or to seek to increase total return, their use might result in poorer overall performance for the Fund than if it had not engaged in any such transactions.  If, for example, the Fund had insufficient cash, it might have to sell or pledge a portion of its underlying portfolio of securities in order to meet daily mark-to-market collateralization requirements at a time when it might be disadvantageous to do so.  There may be an imperfect correlation between the Fund’s portfolio holdings and swaptions entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss.  Further, the Fund’s use of swaptions to reduce risk involves costs and will be subject to the Adviser’s ability to predict correctly changes in interest rate relationships or other factors.  No assurance can be given that the Adviser’s judgment in this respect will be correct.

Options on Futures Contracts.  There are several risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the purchase of put or call options will be based upon predictions as to anticipated trends in interest rates, commodities and securities markets by the Fund’s Adviser, which could prove to be incorrect. Even if those expectations were correct, there may be an imperfect correlation between the change in the value of the options and of the portfolio securities hedged.

Options on Interest Rate Futures Contracts. The Fund may purchase and write put and call options on interest rate futures contracts that are traded on a U.S. or foreign exchange or board of trade. These transactions may be used as a hedge against changes in interest rates and market conditions. The Fund may enter into closing transactions with respect to such options to terminate existing positions. There is no guarantee that such closing transactions can be effected.

As contrasted with the direct investment in such a contract, the option gives the purchaser the right, in return for the premium paid, to assume a position in a fixed income or equity security futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account, which represents the amount by which the market price of the futures contract exceeds for calls or is less than for puts the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option, plus transaction costs. Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the NAV of the Fund.

Options on Foreign Currency Futures Contracts. The Fund may purchase and write put and call options on foreign currency futures contracts that are traded on a U.S. exchange or board of trade. These transactions may be used as a hedge against changes in interest rates and market conditions. The Fund may enter into closing transactions with respect to such options to terminate existing positions. There is no guarantee that such closing transactions can be effected.

New regulations governing certain OTC derivatives may also increase the costs of using these types of instruments or make them less effective, as described under “Strategic Transactions, Derivatives and Synthetic Investments — Risks of Strategic Transactions Inside the U.S.”

See “CFTC Exclusion” for additional information about the Fund’s use of derivatives in connection with CFTC exclusions.

Participation Interests. The Fund may purchase from financial institutions participation interests in securities in which the Fund may invest.  A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund’s participation interest bears to the principal amount of the security.  These instruments may have fixed, floating or variable interest rates with remaining maturities of 397 days or less.  If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of an unrated participation interest, determined by the Adviser to be of comparable quality to those instruments in which the Fund may invest.  For certain participation interests, the Fund will have the right to demand payment, on not more than seven days’ notice, for all or any part of the Fund’s participation interests in the security, plus accrued interest.  As to these instruments, the Fund generally intends to exercise its right to demand payment only upon a default under the terms of the security.

Pay-In-Kind Bonds (“PIK Bonds”) and Deferred Payment Securities.  PIK Bonds pay all or a portion of their interest in the form of debt or equity securities.  Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals.  Deferred payment securities are often sold at substantial discounts from their maturity value.

PIK Bonds and deferred payment securities tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities.  PIK Bonds and deferred payment securities may be issued by a wide variety of corporate and governmental issuers.  Although these instruments are generally not traded on a national securities exchange, they are widely traded by brokers and dealers and, to such extent, will not be considered illiquid for the purposes of the Fund’s limitation on investments in illiquid securities.

Preferred Stock.  Preferred stocks, like some debt obligations, are generally fixed income securities.  Shareholders of preferred stocks normally have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, but do not participate in other amounts available for distribution by the issuing corporation.  Dividends on the preferred stock may be cumulative, and all cumulative dividends usually must be paid prior to common shareholders of common stock receiving any dividends.  Because preferred stock dividends must be paid before common stock dividends, preferred stocks generally entail less risk than common stocks.  Upon liquidation, preferred stocks are entitled to a specified liquidation preference, which is generally the same as the par or stated value, and are senior in right of payment to common stock.  Preferred stocks are, however, equity securities in the sense that they do not represent a liability of the issuer and, therefore, do not offer as great a degree of protection of capital or assurance of continued income as investments in corporate debt securities.  Preferred stocks are generally subordinated in right of payment to all debt obligations and creditors of the issuer, and convertible preferred stocks may be subordinated to other preferred stock of the same issuer.

Put Bonds.  “Put” bonds are securities (including securities with variable interest rates) that may be sold back to the issuer of the security at face value at the option of the holder prior to their stated maturity.  The Adviser intends to purchase only those put bonds for which the put option is an integral part of the security as originally issued.  The option to “put” the bond back to the issuer prior to the stated final maturity can cushion the price decline of the bond in a rising interest rate environment.  However, the premium paid, if any, for an option to put will have the effect of reducing the yield otherwise payable on the underlying security.

Real Estate Investment Trusts.  REITs are pooled investment vehicles which invest primarily in income-producing real estate or real estate related loans or interests. REITs are sometimes informally characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents.  Equity REITs can also realize capital gains by selling properties that have appreciated in value.  Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments.  Hybrid REITs combine the investment strategies of equity REITs and mortgage REITs.

Investment in REITs may subject the Fund to risks associated with the direct ownership of real estate, such as decreases in real estate values, overbuilding, increased competition and other risks related to local or general economic conditions, increases in operating costs and property taxes, changes in zoning laws, casualty or condemnation losses, possible environmental liabilities, regulatory limitations on rent and fluctuations in rental income.  Equity REITs generally experience these risks directly through fee or leasehold interests, whereas mortgage REITs generally experience these risks indirectly through mortgage interests, unless the mortgage REIT forecloses on the underlying real estate.  Changes in interest rates may also affect the value of the Fund’s investment in REITs.  For instance, during periods of declining interest rates, certain mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by those REITs.

Certain REITs have relatively small market capitalizations, which may tend to increase the volatility of the market price of their securities.  Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects.  Like regulated investment companies such as the Fund, REITs are not taxed on income distributed to shareholders provided that they comply with certain requirements under the Internal Revenue Code. The Fund will indirectly bear its proportionate share of any expenses paid by REITs in which it invests in addition to the expenses paid by the Fund. REITs are dependent upon management skills, are not diversified (except to the extent the Code requires), and are subject to the risks of financing projects and illiquid markets. REITs are also subject to heavy cash flow dependency, defaults by borrowers and the possibility of failing to qualify for tax-free pass-through of income under the Code, and to maintain exemption from the registration requirements of the 1940 Act.  By investing in REITs indirectly through the Fund, a shareholder will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs.  In addition, REITs depend generally on their ability to generate cash flow to make distributions to shareholders.  The management of a REIT may be subject to conflicts of interest with respect to the operation of the business of the REIT and may be involved in real estate activities competitive with the REIT. REITs may own properties through joint ventures or in other circumstances in which the REIT may not have control over its investments. REITs may incur significant amounts of leverage.

Real Estate Related Securities.  Although the Fund may not invest directly in real estate, the Fund may invest in securities of issuers that are principally engaged in the real estate industry. Such investments are subject to certain risks associated with the ownership of real estate and with the real estate industry in general. These risks include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds or other limitations on access to capital; overbuilding; risks associated with leverage; market illiquidity; extended vacancies of properties; increase in competition, property taxes, capital expenditures and operating expenses; changes in zoning laws or other governmental regulation; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; tenant bankruptcies or other credit problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; limitations on and variations in rents, including decreases in market rates for rents; investment in developments that are not completed or that are subject to delays in completion; and changes in interest rates. To the extent that assets underlying the Fund’s investments are concentrated geographically, by property type or in certain other respects, the Fund may be subject to certain of the foregoing risks to a greater extent. Investments by the Fund in securities of companies providing mortgage servicing may be subject to the risks associated with refinancings and their impact on servicing rights. In addition, if the Fund receives rental income or income from the disposition of real property acquired as a result of a default on securities the Fund owns, the receipt of such income may adversely affect the Fund’s ability to retain its tax status as a regulated investment company because of certain income source requirements applicable to regulated investment companies under the Code.

Repurchase Agreements.  In a repurchase agreement, the Fund acquires ownership of a security and simultaneously commits to resell that security to the seller, typically a bank or broker/dealer.

A repurchase agreement provides a means for the Fund to earn income on funds for periods as short as overnight.  It is an arrangement under which the purchaser (i.e., the Fund) acquires a security (“Obligation”) and the seller agrees, at the time of sale, to repurchase the Obligation at a specified time and price.  Repurchase agreements are considered by the staff of the SEC to be loans by the Fund.  Securities subject to a repurchase agreement are held in a segregated account and, as described in more detail below, the value of such securities is kept at least equal to the repurchase price on a daily basis.  The repurchase price may be higher than the purchase price, the difference being income to the Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Fund together with the repurchase price upon repurchase.  In either case, the income to the Fund is unrelated to the interest rate on the Obligation itself.  Obligations will be held by the custodian or in the Federal Reserve Book Entry System.

It is not clear whether a court would consider the Obligation purchased by the Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller.  In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the Obligation before repurchase of the Obligation under a repurchase agreement, the Fund may encounter delay and incur costs before being able to sell the security.

Delays may involve loss of interest or decline in price of the Obligation.  If the court characterizes the transaction as a loan and the Fund has not perfected a security interest in the Obligation, the Fund may be required to return the Obligation to the seller’s estate and be treated as an unsecured creditor of the seller.  As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction.  As with any unsecured debt Obligation purchased for the Fund, the Adviser seeks to reduce the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case the seller of the Obligation.  Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the Obligation, in which case the Fund may incur a loss if the proceeds to the Fund of the sale to a third party are less than the repurchase price.  However, if the market value of the Obligation subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund will direct the seller of the Obligation to deliver additional securities so that the market value (including interest) of all securities subject to the repurchase agreement will equal or exceed the repurchase price.

Restricted Securities.  Generally speaking, restricted securities may be sold (i) only to qualified institutional buyers; (ii) in a privately negotiated transaction to a limited number of purchasers; (iii) in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration; or (iv) in a public offering for which a registration statement is in effect under the Securities Act. Issuers of restricted securities may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded.

Restricted securities include securities that are privately placed (including private investments in public equity (PIPE) transactions), securities that are not registered under the Securities Act but that can be sold to “qualified institutional buyers” in accordance with the requirements stated in Rule 144A under the Securities Act, the requirements of Regulation S under the Securities Act, sold pursuant to Section 4(a)(2) of the Securities Act, or sold pursuant to a court-allowed exemption that comprises a hybrid exemption under Sections 4(a)(1) and 4(a)(2) of the Securities Act, as applicable.

Issuers of restricted securities may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded. Where a registration statement is required for the resale of restricted securities, the Fund may be required to bear all or part of the registration expenses. The Fund may be deemed to be an “underwriter” for purposes of the Securities Act when selling restricted securities to the public and, in such event, the Fund may be liable to purchasers of such securities if the registration statement prepared by the issuer is materially inaccurate or misleading.

Restricted securities are often illiquid, and in such case would be subject to the Fund’s limitations on illiquid securities.  Restricted securities may also be deemed liquid pursuant to procedures adopted by the Board where the Adviser has determined such securities to be liquid because such securities are eligible for resale and are readily saleable.  Disposing of illiquid investments may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for the Fund to sell them promptly at an acceptable price. The Fund may have to bear the extra expense of registering the securities for resale and the risk of substantial delay in effecting the registration. In addition, market quotations typically are less readily available for these securities.

Reverse Repurchase Agreements.  Reverse repurchase agreements are repurchase agreements in which the Fund, as the seller of the securities, agrees to repurchase them at an agreed upon time and price.  The Fund generally retains the right to interest and principal payments on the security.  Since the Fund receives cash upon entering into a reverse repurchase agreement, it may be considered a borrowing (see “Borrowing”).  When required by guidelines of the SEC, the Fund will segregate or earmark permissible liquid assets to secure its obligations to repurchase the security.  At the time the Fund enters into a reverse repurchase agreement, it will establish and maintain segregated or earmarked liquid assets with an approved custodian having a value not less than the repurchase price (including accrued interest).  The segregated or earmarked liquid assets will be marked-to-market daily and additional assets will be segregated or earmarked on any day in which the assets fall below the repurchase price (plus accrued interest).  The Fund’s liquidity and ability to manage its assets might be affected when it sets aside cash or portfolio securities to cover such commitments.  Reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale may decline below the price of the securities the Fund has sold but is obligated to repurchase.  In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such determination.  Reverse repurchase agreements are considered to be borrowings under the 1940 Act.  The Fund will enter into reverse repurchase agreements only when the Adviser believes that the interest income to be earned from the investment of the proceeds of the transaction will be greater than the interest expense of the transaction. Such transactions may increase fluctuation in the market value of Fund assets and their yields.

Rights Issues and Warrants.  Rights Issues give the right, to existing shareholders, to buy a proportional number of additional securities at a given price (generally at a discount) within a fixed period (generally on a short term period) and are offered at the company’s discretion.

Warrants are securities that give the holder the right, but not the obligation, to subscribe for newly created equity issues (consisting of common and preferred stock, convertible preferred stock and warrants that themselves are only convertible into common, preferred or convertible preferred stock) of the issuing company or a related company at a fixed price either on a certain date or during a set period. Warrants are speculative and have no value if they are not exercised before the expiration date.

The equity issue underlying an equity warrant is outstanding at the time the equity warrant is issued or is issued together with the warrant. At the time the Fund acquires an equity warrant convertible into a warrant, the terms and conditions under which the warrant received upon conversion can be exercised will have been determined; the warrant received upon conversion will only be convertible into a common, preferred or convertible preferred stock. Equity warrants are generally issued in conjunction with an issue of bonds or shares, although they also may be issued as part of a rights issue or scrip issue. When issued with bonds or shares, they usually trade separately from the bonds or shares after issuance.

OTC equity warrants are usually traded only by financial institutions that have the ability to settle and clear these instruments. OTC warrants are instruments between the Fund and its counterparty (usually a securities dealer or bank) with no clearing organization guarantee. Thus, when the Fund purchases an OTC warrant, the Fund relies on the counterparty to fulfill its obligations to the Fund if the Fund decides to exercise the warrant.

Index warrants are rights created by an issuer, typically a financial institution, entitling the holder to purchase, in the case of a call, or sell, in the case of a put, an equity index at a certain level over a fixed period of time. Index warrant transactions settle in cash.

Covered warrants are rights created by an issuer, typically a financial institution, ordinarily entitling the holder to purchase from the issuer of the covered warrant outstanding securities of another company (or in some cases a basket of securities), which issuance may or may not have been authorized by the issuer or issuers of the securities underlying the covered warrants. In most cases, the holder of the covered warrant is entitled on its exercise to delivery of the underlying security, but in some cases the entitlement of the holder is to be paid in cash the difference between the value of the underlying security on the date of exercise and the strike price. The securities in respect of which covered warrants are issued are usually common stock, although they may entitle the holder to acquire warrants to acquire common stock. Covered warrants may be fully covered or partially covered. In the case of a fully covered warrant, the issuer of the warrant will beneficially own all of the underlying securities or will itself own warrants (which are typically issued by the issuer of the underlying securities in a separate transaction) to acquire the securities. The underlying securities or warrants are, in some cases, held by another member of the issuer’s group or by a custodian or other fiduciary for the holders of the covered warrants.

Interest rate warrants are rights that are created by an issuer, typically a financial institution, entitling the holder to purchase, in the case of a call, or sell, in the case of a put, a specific bond issue or an interest rate index (Bond Index) at a certain level over a fixed time period. Interest rate warrants can typically be exercised in the underlying instrument or settle in cash.

Long term options operate much like covered warrants. Like covered warrants, long term options are call options created by an issuer, typically a financial institution, entitling the holder to purchase from the issuer outstanding securities of another issuer. Long-term options have an initial period of one year or more, but generally have terms between three and five years. Unlike U.S. options, long term European options do not settle through a clearing corporation that guarantees the performance of the counterparty. Instead, they are traded on an exchange and subject to the exchange’s trading regulations. The Fund may only acquire covered warrants, index warrants, interest rate warrants and long term options that are issued by entities deemed to be creditworthy by the Adviser. Investment in these instruments involves the risk that the issuer of the instrument may default on its obligation to deliver the underlying security or warrants to acquire the underlying security (or cash in lieu thereof).

Securities Backed by Guarantees.  Securities backed by guarantees are securities backed by guarantees from banks, insurance companies and other financial institutions.  Changes in the credit quality of these institutions could have an adverse impact on securities they have guaranteed or backed, which could cause losses to the Fund.

Securities of Investment Companies.  To the extent permitted by the 1940 Act, the Fund may generally invest up to 10% of its total assets, calculated at the time of investment, in the securities of other investment companies.  No more than 5% of the Fund’s total assets may be invested in the securities of any one investment company nor may it acquire more than 3% of the voting securities of any other investment company.  For purposes of these limitations, the Fund would aggregate its investments in any private placements (as described under “Restricted Securities” above) with its investment company holdings.

To the extent the Fund invests in another investment company, the Fund indirectly will bear its proportionate share of any management fees paid by an investment company in which it invests in addition to the advisory fee paid by the Fund.  Some of the countries in which the Fund may invest may not permit direct investment by outside investors.  Investments in such countries may only be permitted through foreign government-approved or government-authorized investment vehicles, which may include other investment companies.  The Fund may not acquire securities of registered open-end investment companies or registered unit investment trusts in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

Short Sales.   In a short sale of securities, the Fund sells a security that it does not own, making delivery with securities “borrowed” from a broker.  The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement.  This price may or may not be less than the price at which the security was sold by the Fund.  Until the security is replaced, the Fund is required to pay the lender any dividends or interest which accrue during the period of the loan.  In order to borrow the security, the Fund may also have to pay a premium and/or interest which would increase the cost of the security sold.  The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.  In addition, the broker may require the deposit of collateral (generally, up to 50% of the value of the securities sold short).

The Fund will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security.  The Fund will realize a gain if the security declines in price between those two dates.  The amount of any gain will be decreased and the amount of any loss will be increased by any premium or interest the Fund may be required to pay in connection with the short sale.  When a cash dividend is declared on a security for which the Fund has a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security.  However, any such dividend on a security sold short generally reduces the market value of the shorted security, thus increasing the Fund’s unrealized gain or reducing the Fund’s unrealized loss on its short-sale transaction.  Whether the Fund will be successful in utilizing a short sale will depend, in part, on the Adviser’s ability to correctly predict whether the price of a security it borrows to sell short will decrease.

In a short sale, the seller does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs.  The Fund must segregate or earmark an amount of cash or other liquid assets equal to the difference between (a) the market value of securities sold short at the time that they were sold short and (b) the value of the collateral deposited with the broker to meet margin requirements in connection with the short sale (not including the proceeds from the short sale).  While the short position is open, the Fund must maintain on a daily basis segregated or earmarked liquid assets at such a level that the amount segregated or earmarked plus the amount of collateral deposited with the broker as margin equals the current market value of the securities sold short.

The Fund also may engage in short sales if at the time of the short sale the Fund owns or has the right to obtain without additional cost an equal amount of the security being sold short.  This investment technique is known as a short sale “against the box.” The Fund does not intend to engage in short sales against the box for investment purposes.  The Fund may, however, make a short sale as a hedge, when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund (or a security convertible or exchangeable for such security), or when the Fund wants to sell the security at an attractive current price.  In such case, any future losses in the Fund’s long position should be offset by a gain in the short position and, conversely, any gain in the long position should be reduced by a loss in the short position.  The extent to which such gains or losses are reduced will depend upon the amount of the security sold short relative to the amount the Fund owns.  There will be certain additional transaction costs associated with short sales against the box.  For tax purposes the Fund that enters into a short sale “against the box” may be treated as having made a constructive sale of an “appreciated financial position” causing the Fund to realize a gain (but not a loss).

Special Situation Companies.  Companies may experience “special situations,” which are unusual developments that could affect a company’s market value. Examples of “special situations” include mergers, acquisitions, reorganizations, consolidations, recapitalizations, liquidations; distributions of cash, securities or other assets; tender or exchange offers; a breakup or workout of a holding company; or litigation.

Standby Commitment Agreements.  Standby commitment agreements commit the Fund, for a stated period of time, to purchase a stated amount of fixed income securities that may be issued and sold to the Fund at the option of the issuer.  The price and coupon of the security is fixed at the time of the commitment.  At the time of entering into the agreement, the Fund is paid a commitment fee, regardless of whether or not the security is ultimately issued.  The Fund would enter into such agreements for the purpose of investing in the security underlying the commitment at a yield and price that is considered advantageous to the Fund.

Strategic Transactions, Derivatives and Synthetic Investments.  The Fund may, but is not required to, utilize various other investment strategies as described below for a variety of purposes, such as hedging various market risks, managing the effective maturity or duration of the fixed income securities in the Fund’s portfolio or enhancing potential gain.  These strategies may be executed through the use of derivative contracts.  In certain circumstances, the Fund may wish to obtain the price performance of a security without actually purchasing the security in circumstances where, for example, the security is illiquid, or is unavailable for direct investment or available only on less attractive terms.  In such circumstances, the Fund may invest in synthetic or derivative alternative investments (“Synthetic Investments”) that are based upon or otherwise relate to the economic performance of the underlying securities.  Synthetic Investments may include swap transactions, notes or units with variable redemption amounts, and other similar instruments and contracts.  Synthetic Investments typically do not represent beneficial ownership of the underlying security, usually are not collateralized or otherwise secured by the counterparty and may or may not have any credit enhancements attached to them.

In the course of pursuing these investment strategies, the Fund may purchase and sell exchange-listed and OTC put and call options on securities, equity and fixed income indices and other instruments, purchase and sell futures contracts and options thereon, enter into various transactions such as swaps, caps, floors, collars, currency forward contracts, currency futures contracts, currency swaps or options on currencies, or currency futures and various other currency transactions (collectively, all the above are called “Strategic Transactions”).  In addition, strategic transactions may also include new techniques, instruments or strategies that are permitted as regulatory changes occur.  Strategic Transactions may be used subject to certain limits imposed by the 1940 Act to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Fund’s portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to manage the effective maturity or duration of the Fund’s portfolio, or to establish a position in the derivatives markets as a substitute for purchasing or selling particular securities.  Any or all of these investment techniques may be used at any time and in any combination, and there is no particular strategy that dictates the use of one technique rather than another, as use of any Strategic Transaction is a function of numerous variables including market conditions.  The ability of the Fund to utilize these Strategic Transactions successfully will depend on the Adviser’s ability to predict pertinent market movements, which cannot be assured.  The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments.  Strategic Transactions will not be used to alter fundamental investment purposes and characteristics of the Fund, and the Fund will segregate assets (or as provided by applicable regulations, enter into certain offsetting positions) to cover its obligations under options, futures and swaps to limit leveraging of the Fund.

Strategic Transactions, including derivative contracts and Synthetic Investments, have risks associated with them including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser’s view as to certain market movements is incorrect, the risk that the use of such Strategic Transactions could result in losses greater than if they had not been used.  Synthetic Investments also involve exposure to the creditworthiness of the issuer of the underlying security, changes in exchange rates and future governmental actions taken by the jurisdiction in which the underlying security is issued, and counterparties involved. Use of put and call options may result in losses to the Fund, force the sale or purchase of portfolio securities at inopportune times or for prices higher than (in the case of put options) or lower than (in the case of call options) current market values, limit the amount of appreciation the Fund can realize on its investments or cause the Fund to hold a security it might otherwise sell.  The use of currency transactions can result in the Fund incurring losses as a result of a number of factors including the imposition of exchange controls, suspension of settlements, or the inability to deliver or receive a specified currency.  The use of options and futures transactions entails certain other risks.  In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of the Fund creates the possibility that losses on the hedging instrument may be greater than gains in the value of the Fund’s position.  In addition, futures and options markets may not be liquid in all circumstances and certain OTC options may have no markets.  As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses, if at all.  Although the use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time they tend to limit any potential gain which might result from an increase in value of such position.  Finally, the daily variation margin requirements for futures contracts would create a greater ongoing potential financial risk than would purchases of options, where the exposure is limited to the cost of the initial premium.  Losses resulting from the use of Strategic Transactions would reduce NAV, and possibly income, and such losses can be greater than if the Strategic Transactions had not been utilized.

Risks of Strategic Transactions Inside the U.S.  It is possible that government regulation of various types of derivative instruments, including futures and swap agreements (such as the currency and interest rate transactions, credit default swaps and options described herein), may limit or prevent the Fund from using such instruments as part of its investment strategy, which could negatively impact the Fund. For example, the swaps market has been an evolving and largely unregulated market. It is possible that developments in the swaps market, including new regulatory requirements, could limit or prevent the Fund’s ability to utilize swap agreements or options on swaps as part of its investment strategy, terminate existing swap agreements or realize amounts to be received under such agreements, which could negatively affect the Fund. Some swaps currently are, and more in the future will be, centrally cleared, which affects how swaps are transacted.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010 (the “Dodd-Frank Act”), has resulted in new clearing and exchange-trading requirements for swaps and other OTC derivatives. The Dodd-Frank Act also requires the CFTC and/or the SEC, in consultation with banking regulators, to establish capital requirements for swap dealers and major swap participants, as well as requirements for posting margin by counterparties such as the Fund on cleared and uncleared derivatives, including swaps.   In addition, some provisions of the Dodd-Frank Act impose business conduct, reporting and disclosure requirements on dealers, and recordkeeping and other obligations on counterparties such as the Fund.

If the Fund must centrally clear a transaction, the CFTC’s regulations may also require that the derivative be entered into over a market facility that is known as a “swap execution facility” or “SEF” and, in the future, the CFTC’s regulations may require that certain electronically-traded contracts be entered into over SEFs, even if those contracts are not subject to mandatory central clearing. Similar regulatory requirements will apply to contracts that are subject to the jurisdiction of the SEC, although the SEC has not yet finalized its regulations.

While some provisions of the Dodd-Frank Act have either already been implemented through rulemaking by the CFTC and/or the SEC, or by the banking regulators in the case of capital requirements and margin requirements for uncleared swaps with respect to certain dealers, or must be implemented through future rulemaking by those and other federal agencies, and any regulatory or legislative activity may not necessarily have a direct, immediate effect upon the Fund, it is possible that, when compliance with these rules is required, they could potentially limit or completely restrict the ability of the Fund to use certain derivatives as a part of its investment strategy, increase the cost of entering into derivatives transactions or require more assets of the Fund to be used for collateral in support of those derivatives than is currently the case. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions also could prevent the Fund from using derivatives or affect the pricing or other factors relating to these transactions, or may change the availability of certain derivatives.

The CFTC and the SEC continue to review the proposed and current regulatory requirements applicable to derivatives, including swaps.  It is not certain at this time how the regulators may change these requirements and such proposals may create barriers to the Fund’s use of certain types of investments.

As described above, the Fund may also trade in forward currency contracts.  There is less protection against defaults in the forward trading of currencies since such forward contracts are currently not guaranteed by an exchange or clearing house.  The Dodd-Frank Act includes in the definition of “swaps” that are regulated by the CFTC most types of currency hedges including foreign currency forwards and therefore contemplates that certain of these contracts may be exchange-traded, cleared by a clearinghouse and otherwise regulated by the CFTC.  Many of the final regulations already adopted by the CFTC in connection with its authority under Dodd-Frank will apply to such contracts.  A limited category of forward currency contracts, however, are excluded from certain of the Dodd-Frank regulations by the Secretary of the Treasury, namely spot foreign currency exchange contracts.  Therefore, with respect to trading in forward currency contracts excluded by the Secretary of the Treasury, the Fund is not afforded the protections provided by CFTC regulation, including segregation of funds.

Risks of Strategic Transactions Outside the U.S.  When conducted outside the U.S., Strategic Transactions may not be regulated as rigorously as in the U.S. (which may depend on whether the Fund is executing trades with a CFTC or SEC registered dealer), may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments.  The value of such positions also could be adversely affected by: (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S., and (v) lower trading volume and liquidity.

Use of Segregated and Other Special Accounts.  Many Strategic Transactions, in addition to other requirements, require that the Fund segregate cash or liquid assets with its custodian to the extent fund obligations are not otherwise “covered” through ownership of the underlying security, financial instrument or currency.  In general, either the full amount of any obligation by the Fund to pay or deliver securities or assets must be covered at all times by the securities, instruments or currency required to be delivered, or, subject to any regulatory restrictions, an amount of cash or liquid assets at least equal to the current amount of the obligation must be segregated with the custodian.  The segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them.  For example, a call option written by the Fund will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to segregate cash or liquid assets sufficient to purchase and deliver the securities if the call is exercised.  A call option sold by the Fund on an index will require the Fund to own portfolio securities which correlate with the index or to segregate cash or liquid assets equal to the excess of the index value over the exercise price on a current basis.  A put option written by the Fund requires the Fund to segregate cash or liquid assets equal to the exercise price.

Except when the Fund enters into a forward contract for the purchase or sale of a security denominated in a particular currency, which requires no segregation, a currency contract which obligates the Fund to buy or sell currency will generally require the Fund to hold an amount of that currency or liquid assets denominated in that currency equal to the Fund’s obligations or to segregate cash or liquid assets equal to the amount of the Fund’s obligation.

OTC options entered into by the Fund, including those on securities, currency, financial instruments or indices and OCC-issued and exchange listed index options, will generally provide for cash settlement.  As a result, when the Fund sells these instruments it will only segregate an amount of cash or liquid assets equal to its accrued net obligations, as there is no requirement for payment or delivery of amounts in excess of the net amount.  These amounts will equal 100% of the exercise price in the case of a non cash-settled put, the same as an OCC guaranteed listed option sold by the Fund, or the in-the-money amount plus any sell-back formula amount in the case of a cash-settled put or call.  In addition, when the Fund sells a call option on an index at a time when the in-the-money amount exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess.  OCC-issued and exchange listed options sold by the Fund other than those above generally settle with physical delivery, or with an election of either physical delivery or cash settlement, and the Fund will segregate an amount of cash or liquid assets equal to the full value of the option.  OTC options settling with physical delivery, or with an election of either physical delivery or cash settlement, will be treated the same as other options settling with physical delivery.

In the case of a futures contract or an option thereon, the Fund must deposit initial margin and possible daily variation margin in addition to segregating cash or liquid assets sufficient to meet its obligation to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract.  Such liquid assets may consist of cash, cash equivalents, liquid debt or equity securities or other acceptable assets.

With respect to swaps, the Fund will accrue the net amount of the excess, if any, of its obligations (including any pre-payment penalties and premium payments) over its entitlements with respect to each swap on a daily basis and will segregate an amount of cash or liquid assets having a value equal to the accrued excess.  The Fund’s obligation to segregate the accrued excess of its obligations over its entitlements with respect to a CDS it buys (for example, the cost to the Fund to unwind the CDS, enter into an offsetting CDS, or pay a third-party to relieve the Fund of its obligation) may be equal to the notional value of the CDS.  When the Fund is a seller of the CDS, the Fund will segregate the notional value of the CDS. Caps, floors and collars require segregation of assets with a value equal to the Fund’s net obligation, if any.

Strategic Transactions may be covered by other means when consistent with applicable regulatory policies.  The Fund may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related options and Strategic Transactions.  For example, the Fund could purchase a put option if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund.  Moreover, instead of segregating cash or liquid assets if the Fund held a futures or forward contract, it could purchase a put option on the same futures or forward contract with a strike price as high or higher than the price of the contract held.  Other Strategic Transactions may also be offset in combinations.  If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to such time, cash or liquid assets equal to any remaining obligation would need to be segregated.

Combined Transactions.  The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts) and multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions (“component” transactions), instead of a single Strategic Transaction, as part of a single or combined strategy when, in the opinion of the Adviser, it is in the best interests of the Fund to do so.  A combined transaction will usually contain elements of risk that are present in each of its component transactions.  Although combined transactions are normally entered into based on the Adviser’s judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

Strip Bonds.  Strip bonds are debt securities that are stripped of their interest (usually by a financial intermediary) after the securities are issued.  The market value of these securities generally fluctuates more in response to changes in interest rates than interest paying securities of comparable maturity.

Stripped Mortgage Securities.  Stripped mortgage securities are derivative multiclass mortgage securities.  Stripped mortgage securities may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing.  Stripped mortgage securities have greater volatility than other types of mortgage securities.  Although stripped mortgage securities are purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers, the market for such securities has not yet been fully developed.  Accordingly, stripped mortgage securities are generally illiquid.

Stripped mortgage securities are structured with two or more classes of securities that receive different proportions of the interest and principal distributions on a pool of mortgage assets.  A common type of stripped mortgage security will have at least one class receiving only a small portion of the interest and a larger portion of the principal from the mortgage assets, while the other class will receive primarily interest and only a small portion of the principal.  In the most extreme case, one class will receive all of the interest (“IO” or interest-only), while the other class will receive the entire principal (“PO” or principal-only class).  The yield to maturity on IOs, POs and other mortgage-backed securities that are purchased at a substantial premium or discount generally are extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on such securities’ yield to maturity.  If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to fully recoup its initial investment in these securities even if the securities have received the highest rating by a NRSRO.

In addition to the stripped mortgage securities described above, the Fund may invest in similar securities such as Super POs and Levered IOs which are more volatile than POs, IOs and IOettes.  Risks associated with instruments such as Super POs are similar in nature to those risks related to investments in POs.  IOettes represent the right to receive interest payments on an underlying pool of mortgages with similar risks as those associated with IOs.  Unlike IOs, the owner of an IOette also has the right to receive a very small portion of the principal.  Risks connected with

Levered IOs and IOettes are similar in nature to those associated with IOs.  The Fund may also invest in other similar instruments developed in the future that are deemed consistent with its investment objective, policies and restrictions.  The Fund may also purchase stripped mortgage-backed securities for hedging purposes to protect the Fund against interest rate fluctuations.  For example, since an IO will tend to increase in value as interest rates rise, it may be utilized to hedge against a decrease in value of other fixed income securities in a rising interest rate environment.

With respect to IOs, if the underlying mortgage securities experience greater than anticipated prepayments of principal, the Fund may fail to recoup fully its initial investment in these securities even if the securities are rated in the highest rating category by a NRSRO.  Stripped mortgage-backed securities may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors.  The market value of the class consisting entirely of principal payments can be extremely volatile in response to changes in interest rates.  The yields on stripped mortgage-backed securities that receive all or most of the interest are generally higher than prevailing market yields on other mortgage-backed obligations because their cash flow patterns are also volatile and there is a greater risk that the initial investment will not be fully recouped.  The market for collateralized mortgage obligations and other stripped mortgage-backed securities may be less liquid if these securities lose their value as a result of changes in interest rates; in that case, the Fund may have difficulty in selling such securities.

Stripped Zero Coupon Securities/Custodial Receipts.  Zero coupon securities include securities issued directly by the U.S. Treasury, and U.S. Treasury bonds or notes and their unmatured interest coupons and receipts for their underlying principal (“coupons”) which have been separated by their holder, typically a custodian bank or investment brokerage firm.  A holder will separate the interest coupons from the underlying principal (the “corpus”) of the U.S. Treasury security.  A number of securities firms and banks have stripped the interest coupons and receipts and then resold them in custodial receipt programs with a number of different names, including “Treasury Income Growth Receipts” (TIGRS™) and Certificate of Accrual on Treasuries (CATS™).  The underlying U.S. Treasury bonds and notes themselves are held in book-entry form at the Federal Reserve Bank or, in the case of bearer securities (i.e., unregistered securities which are owned ostensibly by the bearer or holder thereof), in trust on behalf of the owners thereof.  The U.S. Treasury has facilitated transfers of ownership of zero coupon securities by accounting separately for the beneficial ownership of particular interest coupon and corpus payments on Treasury securities through the Federal Reserve book-entry record keeping system.  The Federal Reserve program as established by the Treasury Department is known as “STRIPS” or “Separate Trading of Registered Interest and Principal of Securities.” Under the STRIPS program, the Fund will be able to have its beneficial ownership of zero coupon securities recorded directly in the book-entry record-keeping system in lieu of having to hold certificates or other evidences of ownership of the underlying U.S. Treasury securities.

When U.S. Treasury obligations have been stripped of their unmatured interest coupons by the holder, the principal or corpus is sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic interest (i.e., cash) payments.  Once stripped or separated, the corpus and coupons may be sold separately.  Typically, the coupons are sold separately or grouped with other coupons with like maturity dates and sold bundled in such form.  Purchasers of stripped obligations acquire, in effect, discount obligations that are economically identical to the zero coupon securities that the Treasury sells itself.

Structured Notes.  Structured notes are specially-designed derivative debt instruments in which the terms may be structured by the purchaser and the issuer of the note. The amount of principal repayments and/or interest payments is based upon the movement of one or more “factors.” These factors include, but are not limited to, currency and currency baskets, interest rates (such as the prime lending rate and LIBOR), a single security, basket of securities, indices (such as the S&P 500 Index) and precious metal-related instruments and other commodities. In some cases, the impact of the movements of these factors may increase or decrease through the use of multipliers or deflators. Structured notes may be designed to have particular quality and maturity characteristics and may vary from money market quality to below investment grade. Depending on the factor used and use of multipliers or deflators, however, changes in interest rates and movement of the factor may cause significant price fluctuations or may cause particular structured notes to become illiquid.

Structured Securities.  A structured investment is a security whose value or performance is linked to an underlying index or other security or asset class. Structured investments involve the transfer of specified financial assets to a special purpose entity, generally a corporation or trust, or the deposit of financial assets with a custodian; and the issuance of securities or depository receipts backed by, or representing interests in those assets.

Some structured investments are individually negotiated agreements or are traded OTC. Structured investments may be organized and operated to restructure the investment characteristics of the underlying security. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Investments in structured securities generally involve a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are also subject to such risks as the inability or unwillingness of the issuers of the underlying securities to repay principal and interest, and requests by the issuers of the underlying securities to reschedule or restructure outstanding debt and to extend additional loan amounts.

Supranational Entities.  Supranational entities are international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies.  Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, The Asian Development Bank and the InterAmerican Development Bank. Obligations of supranational entities are backed by the guarantee of one or more foreign governmental parties which sponsor the entity.

Swaps, Caps, Floors and Collars.  To the extent used by the Fund, total return equity, interest rate, credit default, currency, index and other swaps and the purchase or sale of related caps, floors and collars are expected to be used primarily to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations, as a duration management technique or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date.  The Fund will not sell interest rate caps or floors where it does not own securities or other instruments providing the income stream the Fund may be obligated to pay.

To the extent it uses swaps, the Fund will usually enter into swaps on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.  Inasmuch as a Fund will segregate assets (or enter into offsetting positions) to cover its obligations under swaps, the Adviser and the Fund believe such obligations do not constitute senior securities under the 1940 Act and, accordingly, will not treat them as being subject to its borrowing restrictions.  The Fund will not enter into any swap, cap, floor or collar transaction unless, at the time of entering into such transaction, the Counterparty meets the Adviser’s current creditworthiness standards.  If there is a default by the Counterparty, the Fund may have contractual remedies pursuant to the agreements related to the transaction.  The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation.  As a result, the swap market has become relatively liquid.  Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, accordingly, they are less liquid than swaps.

Total Return Swaps.  A total return swap is a swap in which one party pays the total return of an asset, and the other party makes periodic interest payments. The total return is the capital gain or loss, plus any interest or dividend payments. If the total return is negative, then the party making periodic interest or dividend payments pays this amount to the other party. The parties have exposure to the return of the underlying stock or index, without having to hold the underlying assets. The profit or loss of the party making periodic interest or dividend payments is the same as actually owning the underlying asset. An equity swap is a special type of total return swap, where the underlying asset is a stock, a basket of stocks, or a stock index. One party to an equity swap agrees to make periodic payments based on the change in market value of a specified equity security, basket of equity securities or equity index in return for periodic payments from the other party based on a fixed or variable interest rate or the change in market value of a different equity security, basket of equity securities or equity index. The parties to an equity swap do not make an initial payment and do not have any voting or other rights of a stockholder.  An index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices.

Interest Rate Swaps.  Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal.  A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them and an index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices.  The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling such cap to the extent that a specified index exceeds a predetermined interest rate or amount.  The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount.  A collar is a combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates or values.

Credit Default Swaps.  A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives protection if an underlying financial instrument defaults.  The Fund might use credit default swap contracts to limit or to reduce risk exposure of the Fund to defaults of corporate and sovereign issuers (i.e., to reduce risk when the Fund owns or has exposure to such issuers).  The Fund also might use credit default swap contracts to create direct or synthetic short or long exposure to domestic or foreign corporate debt securities or certain sovereign debt securities to which the Fund is not otherwise exposed.

As the seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default (or similar event) by a third party, such as a U.S. or foreign issuer, on the debt obligation.  In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract, provided that no event of default (or similar event) occurs.  If no event of default (or similar event) occurs, the Fund would keep the stream of payments and would have no payment of obligations.  As the seller in a credit default swap contract, the Fund effectively would add economic leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap.

As the purchaser in a credit default swap contract, the Fund would function as the counterparty referenced in the preceding paragraph.  This would involve the risk that the investment might expire worthless.  It also would involve credit risk, which means that the seller may fail to satisfy its payment obligations to the Fund in the event of a default (or similar event).  As the purchaser in a credit default swap contract, the Fund’s investment would generate income only in the event of an actual default (or similar event) by the issuer of the underlying obligation.

Currency Swaps.  A currency swap is a foreign-exchange agreement between two institutions to exchange aspects (namely the principal and/or interest payments) of a loan in one currency for equivalent aspects of an equal in net present value loan in another currency.

Index Swap.  An index swap is a swap of a market index for some other asset, such as a stock-for-stock or debt-for-stock swap.

New regulations governing certain OTC derivatives may also increase the costs of using these types of instruments or make them less effective, as described under “Strategic Transactions, Derivatives and Synthetic Investments — Risks of Strategic Transactions Inside the U.S.”

See “CFTC Exclusion” for additional information about the Fund’s use of derivatives in connection with CFTC exclusions.

Temporary Investments.  Generally the Fund will be fully invested in accordance with its investment objective and strategies.  However, pending investment of cash balances or for other cash management purposes, or if the Adviser believes that business, economic, political or financial conditions warrant, the Fund may invest, without limit, in cash or cash equivalents, including: (1) foreign money market instruments (such as bankers’ acceptances, certificates of deposit, commercial paper, short-term government and corporate obligations, and repurchase agreements); (2) obligations issued or guaranteed by the U.S. Government its agencies and instrumentalities; (3) certificates of deposit, bankers’ acceptances, and interest-bearing savings deposits of commercial banks; (4) prime quality commercial paper; (5) repurchase agreements covering any of the securities in which the Fund may invest directly; (6) money market instruments; (7) high quality debt securities without equity features; and (8) subject to the limits of the 1940 Act, shares of other investment companies that invest in securities in which the Fund may invest.  Should this occur, the Fund will not be pursuing and may not achieve its investment objective or may miss potential market upswings.

To-Be-Announced Instruments (“TBAs”). The Fund may invest in TBAs. TBA transactions are contracts used when purchasing or selling mortgage-backed securities that are delivered at a later date. The actual mortgage-backed security delivered to fulfill a TBA trade is not initially determined at the time of trade, but conforms to a predetermined set of stipulations. The actual mortgage pools are generally determined 48 hours prior to the established trade settlement date. In order to provide sufficient cover for its forward TBA obligations, the Fund will either earmark cash or liquid securities equal to or greater than the purchase price value of the mortgage-backed securities until settlement date or post collateral in a custody account with its custodian to secure its obligations to its counterparty in respect of the purchase price.

Trust Preferred Securities. Trust Preferred Securities are hybrid instruments issued by a special purpose trust (the “Special Trust”), the entire equity interest of which is owned by a single issuer.  The proceeds of the issuance to the Fund of Trust Preferred Securities are typically used to purchase a junior subordinated debenture, and distributions from the Special Trust are funded by the payments of principal and interest on the subordinated debenture.

If payments on the underlying junior subordinated debentures held by the Special Trust are deferred by the debenture issuer, the debentures would be treated as original issue discount (“OID”) obligations for the remainder of their term.  As a result, holders of Trust Preferred Securities, such as the Fund, would be required to accrue daily for federal income tax purposes their share of the stated interest and the de minimis OID on the debentures (regardless of whether the Fund receives any cash distributions from the Special Trust), and the value of Trust Preferred Securities would likely be negatively affected.  Interest payments on the underlying junior subordinated debentures typically may only be deferred if dividends are suspended on both common and preferred stock of the issuer.  The underlying junior subordinated debentures generally rank slightly higher in terms of payment priority than both common and preferred securities of the issuer, but rank below other subordinated debentures and debt securities.  Trust Preferred Securities may be subject to mandatory prepayment under certain circumstances.  The market values of Trust Preferred Securities may be more volatile than those of conventional debt securities.  Trust Preferred Securities may be issued in reliance on Rule 144A under the Securities Act, and, unless and until registered, are restricted securities; there can be no assurance as to the liquidity of Trust Preferred Securities and the ability of holders of Trust Preferred Securities, such as the Fund to sell their holdings.

U.S. Government Securities.  There are two broad categories of U.S. Government-related debt instruments: (a) direct obligations of the U.S. Treasury, and (b) securities issued or guaranteed by U.S. Government agencies.

Examples of direct obligations of the U.S. Treasury are Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury.  These instruments are backed by the “full faith and credit” of the United States.  They differ primarily in interest rates, the length of maturities and the dates of issuance.  Treasury bills have original maturities of one year or less.  Treasury notes have original maturities of one to ten years and Treasury bonds generally have original maturities of greater than ten years.

Some agency securities are backed by the full faith and credit of the United States (such as Maritime Administration Title XI Ship Financing Bonds and Agency for International Development Housing Guarantee Program Bonds) and others are backed only by the rights of the issuer to borrow from the U.S. Treasury (such as Federal Home Loan Bank Bonds and Federal National Mortgage Association Bonds), while still others, such as the securities of the Federal Farm Credit Bank, are supported only by the credit of the issuer.  With respect to securities supported only by the credit of the issuing agency or by an additional line of credit with the U.S. Treasury, there is no guarantee that the U.S. Government will provide support to such agencies and such securities may involve risk of loss of principal and interest.  U.S. Government Securities may include “zero coupon” securities that have been stripped by the U.S. Government of their unmatured interest coupons and collateralized obligations issued or guaranteed by a U.S. Government agency or instrumentality.

Interest rates on U.S. Government obligations may be fixed or variable.  Interest rates on variable rate obligations are adjusted at regular intervals, at least annually, according to a formula reflecting then current specified standard rates, such as 91-day U.S. Treasury bill rates.  These adjustments generally tend to reduce fluctuations in the market value of the securities.

The government guarantee of the U.S. Government Securities in the Fund’s portfolio does not guarantee the NAV of the shares of the Fund.  There are market risks inherent in all investments in securities and the value of an investment in the Fund will fluctuate over time.  Normally, the value of investments in U.S. Government Securities varies inversely with changes in interest rates.  For example, as interest rates rise the value of investments in U.S. Government Securities will tend to decline, and as interest rates fall the value of the Fund’s investments will tend to increase.  In addition, the potential for appreciation in the event of a decline in interest rates may be limited or negated by increased principal prepayments with respect to certain mortgage-backed securities, such as Government National Mortgage Association (“GNMA”) Certificates.  Prepayments of high interest rate mortgage-backed securities during times of declining interest rates will tend to lower the return of the Fund and may even result in losses to the Fund if some securities were acquired at a premium.  Moreover, during periods of rising interest rates, prepayments of mortgage-backed securities may decline, resulting in the extension of the Fund’s average portfolio maturity.  As a result, the Fund’s portfolio may experience greater volatility during periods of rising interest rates than under normal market conditions.

TIPS Bonds.  Treasury Inflation-Protected Securities (“TIPS”) are fixed income securities issued by the U.S. Treasury whose principal value is periodically adjusted according to the rate of inflation.  The U.S. Treasury uses a structure that accrues inflation into the principal value of the bond.  Inflation-indexed securities issued by the U.S. Treasury have maturities of five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future.  TIPS bonds typically pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted amount.  For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%).  If inflation during the second half of the year resulted in the whole year’s inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced.  Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation.  However, the current market value of the bonds is not guaranteed and will fluctuate.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates.  Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation.  Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds.  In contrast, if nominal interest rates increased at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value.  If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers (“CPI-U”), which is calculated monthly by the U.S. Bureau of Labor Statistics.  The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy.  There can be no assurance that the CPI-U will accurately measure the real rate of inflation in the prices of goods and services.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Variable Rate Instruments.  Floating or variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indices and at specified intervals. Certain of these obligations may carry a demand feature that would permit the holder to tender them back to the issuer at par value prior to maturity. Such obligations include variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate. Some of the demand instruments are not traded in a secondary market and derive their liquidity solely from the ability of the holder to demand repayment from the issuer or a third party providing credit support. If a demand instrument is not traded in the secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of its investment restriction limiting investments in illiquid securities unless the demand feature has a notice period of more than seven days, in which case the instrument will be characterized as “not readily marketable” and therefore illiquid. If an issuer of such instruments were to default on its payment obligations, the Fund might be unable to dispose of the instrument because of the absence of a secondary market and could, for this or other reasons, suffer a loss to the extent of the default.

When-Issued Securities and Delayed-Delivery.  The Fund may purchase equity and debt securities on a “when-issued,” “delayed delivery” or “forward delivery” basis.  The price of such securities, which may be expressed in yield terms, is fixed at the time the commitment to purchase is made, but delivery and payment for the securities takes place at a later date.  During the period between purchase and settlement, no payment is made by the Fund to the issuer and no interest accrues to the Fund.  When the Fund purchases such securities, it immediately assumes the risks of ownership, including the risk of price fluctuation.  Failure to deliver a security purchased on this basis may result in a loss or missed opportunity to make an alternative investment.

To the extent that assets of the Fund are held in cash pending the settlement of a purchase of securities, the Fund would earn no income.  While such securities may be sold prior to the settlement date, the Fund intends to purchase them with the purpose of actually acquiring them unless a sale appears desirable for investment reasons.  At the time the Fund makes the commitment to purchase a security on this basis, it will record the transaction and reflect the value of the security in determining its NAV.  The market value of the securities may be more or less than the purchase price.  The Fund will establish a segregated account in which it will maintain cash and liquid assets equal in value to commitments for such securities.

When the Fund agrees to purchase when-issued or delayed-delivery securities, to the extent required by the SEC, its custodian will set aside permissible liquid assets equal to the amount of the commitment in a segregated account.  Normally, the custodian will set aside portfolio securities to satisfy a purchase commitment, and in such a case the Fund may be required subsequently to place additional assets in the segregated account in order to ensure that the value of the account remains equal to the amount of the Fund’s commitment.  It may be expected that the Fund’s net assets will fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments than when it sets aside cash.  In addition, because the Fund will set aside cash or liquid assets to satisfy its purchase commitments in the manner described above, the Fund’s liquidity and the ability of the Adviser to manage it might be affected in the event its commitments to purchase “when-issued” securities ever exceed 25% of the value of its total assets.  Under normal market conditions, however, the Fund’s commitment to purchase “when-issued” or “delayed-delivery” securities will not exceed 25% of the value of its total assets.  When the Fund engages in when-issued or delayed-delivery transactions, it relies on the other party to consummate the trade.  Failure of the seller to do so may result in the Fund incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

When the Fund enters into a delayed delivery transaction, a when-issued transaction or a forward transaction, the Fund may be required to provide collateral to cover potential losses of the counterparty, due to changes in the value of the security, in the event that the event that the transaction is unable to settle (e.g., in the event of a default on the Fund).  Similarly, the counterparty may be required to provide collateral to cover the potential losses of the Fund, due to changes in the value of the security, in the event that the transaction is unable to settle (e.g., the seller fails to deliver the security).  The Fund may reduce the amount of liquid assets it will segregate to the extent it provides such collateral.

There can be no assurance that the securities subject to a standby commitment will be issued and the value of the security, if issued, on the delivery date may be more or less than its purchase price.  Since the issuance of the security underlying the commitment is at the option of the issuer, the Fund may bear the risk of a decline in the value of such security and may not benefit from appreciation in the value of the security during the commitment period if the security is not ultimately issued.

The purchase of a security subject to a standby commitment agreement and the related commitment fee will be recorded on the date on which the security can reasonably be expected to be issued, and the value of the security will thereafter be reflected in the calculation of the Fund’s NAV.  The cost basis of the security will be adjusted by the amount of the commitment fee.  In the event the security is not issued, the commitment fee will be recorded as income on the expiration date of the standby commitment.

Portfolio Turnover

The portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases and sales of portfolio securities for the year by the monthly average value of the portfolio securities, excluding securities whose maturities at the time of purchase were one year or less.  Portfolio turnover may involve the payment by the Fund of brokerage and other transaction costs, on the sale of securities, as well as on the investment of the proceeds in other securities.  The greater the portfolio turnover, the greater the transaction costs to the Fund, which could have an adverse effect on the Fund’s total rate of return.  In addition, funds with high portfolio turnover rates may be more likely than low-turnover funds to generate capital gains that must be distributed to shareholders as taxable income.

The table below shows the Fund’s portfolio turnover rates for the fiscal years ended October 31, 2015 and 2014.

2015	2014
173.93%	183.14%

INVESTMENT RESTRICTIONS

The following are fundamental investment restrictions of the Fund which cannot be changed without the vote of the majority of the outstanding shares of the Fund.  The vote of the majority of the outstanding shares means the vote of (A) 67% or more of the voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (B) a majority of the outstanding voting securities, whichever is less.

The Fund:

•                  May not purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the Fund’s total assets would be invested in such issuer or the Fund would hold more than 10% of the outstanding voting securities of the issuer, except that 25% or less of the Fund’s total assets may be invested without regard to such limitations.  There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes, or other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

•                  May not borrow money or issue senior securities, except that the Fund may sell securities short, enter into reverse repurchase agreements and may otherwise borrow money and issue senior securities as and to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder.

•                  May not act as an underwriter of another issuer’s securities, except to the extent that the Fund may be deemed an underwriter within the meaning of the Securities Act in connection with the purchase and sale of portfolio securities.

•                  May not purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus or SAI of the Fund.

•                  May not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry.  This limitation does not apply to securities issued by the U.S. Government or its agencies or instrumentalities or securities of other investment companies. The following industries are considered separate industries for purposes of this investment restriction: electric, natural gas distribution, natural gas pipeline, combined electric and natural gas, and telephone utilities, captive borrowing conduit, commercial mortgage, residential mortgage, equipment finance, premium finance, leasing finance, consumer finance and other finance.

•                  May not lend any security or make any other loan, except that the Fund may in accordance with its investment objective and policies (i) lend portfolio securities, (ii) purchase and hold debt securities or other debt instruments, including but not limited to loan participations and subparticipations, assignments, and structured securities, (iii) make loans secured by mortgages on real property, (iv) enter into repurchase agreements, and (v) make time deposits with financial institutions and invest in instruments issued by financial institutions, and enter into any other lending arrangement as and to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder.

•                  May not purchase or sell real estate, except that the Fund may (i) acquire real estate through ownership of securities or instruments and sell any real estate acquired thereby, (ii) purchase or sell instruments secured by real estate (including interests therein), and (iii) purchase or sell securities issued by entities or investment vehicles that own or deal in real estate (including interests therein).

For purposes of the fundamental policy restricting investments in an issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry, the Fund will, as a non-fundamental policy, consider commercial mortgage and residential mortgage to be a single industry (notwithstanding the statement defining separate industries contained in the policy). In addition, notwithstanding the statement defining separate industries contained in the policy, the Fund may elect to consider certain of such industries as part of the same industry to be consistent with a third party industry classification system (e.g., GICS or Barclays Live), and the Fund may otherwise define industries consistent with applicable law and SEC guidance.

The Following are the Non-Fundamental Operating Policies of the Fund Which May Be Changed by the Board of Trustees of the Trust Without Shareholder Approval:

As a matter of non-fundamental policy, the Fund will not:

•                  acquire securities of registered open-end investment companies or registered unit investment trusts in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

As a matter of non-fundamental policy, the Fund currently does not intend to:

•                  borrow money in an amount greater than 5% of its total assets except (i) for temporary or emergency purposes and (ii) by engaging in reverse repurchase agreements, dollar rolls, or other investments or transactions described in the Fund’s registration statement which may be deemed to be borrowings;

•                  purchase securities on margin or make short sales, except (i) short sales against the box, (ii) in connection with arbitrage transactions, (iii) for margin deposits in connection with futures contracts, options or other permitted investments, (iv) that transactions in futures contracts and options shall not be deemed to constitute selling securities short, and (v) that the Fund may obtain such short-term credits as may be necessary for the clearance of securities transactions;

•                  purchase options, unless the aggregate premiums paid on all such options held by the Fund at any time do not exceed 20% of its total assets; or sell put options, if as a result, the aggregate value of the obligations underlying such put options would exceed 50% of its total assets;

•                  enter into futures contracts or purchase options thereon unless immediately after the purchase, the value of the aggregate initial margin with respect to such futures contracts entered into on behalf of the Fund and the premiums paid for such options on futures contracts does not exceed 5% of the fair market value of the Fund’s total assets; provided that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in computing the 5% limit;

•                  purchase warrants if as a result, such securities, taken at the lower of cost or market value, would represent more than 5% of the value of the Fund’s total assets (for this purpose, warrants acquired in units or attached to securities will be deemed to have no value);

•                  lend portfolio securities in an amount greater than 33 1/3% of its total assets;

•                  pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with purchase of securities on a forward commitment or delayed-delivery basis and collateral and initial or variation margin arrangements with respect to currency transactions, options, futures contracts, and options on futures contracts; and

•                  make additional investments (including roll-overs) if the Fund’s borrowings exceed 5% of its net assets.

The Fund will not purchase illiquid securities, including repurchase agreements maturing in more than seven days, if, as a result thereof, more than 15% of the Fund’s net assets, valued at the time of the transaction, would be invested in such securities.

If any percentage restriction or requirement described above is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in NAV will not constitute a violation of such restriction or requirement.  However, should a change in NAV or other external events cause the Fund’s investments in illiquid securities, including repurchase agreements with maturities in excess of seven days, to exceed the limit set forth above for the Fund’s investment in illiquid securities, the Fund will act to cause the aggregate amount of such securities to come within such limit as soon as reasonably practicable.  In such event, however, the Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

The investment objective of the Fund is not fundamental and may be changed by the Board of Trustees without shareholder approval.

Internal Revenue Code Restrictions

In addition to the investment restrictions above, the Fund must be diversified according to Code requirements.  Specifically, at each tax quarter end, the Fund’s holdings must be diversified so that (a) at least 50% of the market value of its total assets is represented by cash, cash items (including receivables), U.S. Government securities, securities of other U.S. regulated investment companies, and other securities, limited so that no one issuer has a value greater than 5% of the value of the Fund’s total assets and that the Fund holds no more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s assets is invested in the securities (other than those of the U.S. Government or other U.S. regulated investment companies) of any one issuer or of two or more issuers of which the Fund holds 20% or more of the voting stock and which are engaged in the same, similar, or related trades or businesses or the securities of one or more qualified publicly traded partnerships (defined as a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market, unless 90% or more of such partnership’s gross income is derived from its business of investing in stock, securities or currencies).

DISCLOSURE OF PORTFOLIO HOLDINGS

The Board of Trustees of the Trust has adopted a policy on selective disclosure of portfolio holdings in accordance with regulations that seek to ensure that disclosure of information about portfolio securities is in the best interest of Fund shareholders and to address the conflicts between the interests of Fund shareholders and its service providers.  The policy provides that divulging non-public portfolio holdings information to selected parties is permissible only when the Fund has legitimate business purposes for doing so and the recipients are subject to a duty of confidentiality, including a duty not to trade on the non-public information.  In addition, the disclosure of the Fund’s portfolio securities is permitted only where it is consistent with the anti-fraud provisions of the federal securities laws and the Trust’s or the Adviser’s or subadviser’s fiduciary duties.  The Trust, the Adviser, subadviser or any agent, or any employee thereof (a “Fund Representative”) may not disclose the Fund’s portfolio holdings information to any person other than in accordance with the policy.  For purposes of the policy, “portfolio holdings information” means the Fund’s actual portfolio holdings, as well as non-public information about its trading strategies or pending transactions.  Neither the Fund nor a Fund Representative may solicit or accept any compensation or other consideration in connection with the disclosure of portfolio holdings information.  A Fund Representative may provide portfolio holdings information to third parties if such information has been included in the Fund’s public filings with the SEC or is disclosed on the Fund’s publicly accessible website.  The parties receiving such information may include ratings agencies, individual or institutional investors, or intermediaries that sell shares of the Fund.

The Fund posts onto the Trust’s internet site its securities holdings and its top ten portfolio holdings as of the end of each month.  Such portfolio holdings are available no earlier than 15 business days after the end of the previous month.  The Fund also discloses its complete portfolio holdings information to the SEC using Form N-Q within 60 days of the end of the first and third quarter ends of the Fund’s fiscal year and on Form N-CSR on the second and fourth quarter ends of the Fund’s fiscal year.  Form N-Q is not required to be mailed to shareholders, but is made public through the SEC’s electronic filings.  Shareholders receive either complete portfolio holdings information or summaries of Fund portfolio holdings with their annual and semi-annual reports.

If a Fund Representative seeks to disclose portfolio holdings information that is not publicly available to specific recipients pursuant to circumstances not specifically addressed by the policy, the Fund Representative must obtain approval from the Trust’s Chief Compliance Officer prior to such disclosure.  Exceptions to the portfolio holdings release policy described above can only be authorized by the Trust’s Chief Compliance Officer and will be made only when:

•                          The Fund has a legitimate business purpose and it is in the best interest of the Fund to release portfolio holdings information in advance of release to all shareholders or the general public; and

•                          The recipient of the information provides written assurances that the non-public portfolio holdings information will remain confidential and that persons with access to the information will be prohibited from trading based on the information.

In connection with providing services to the Fund, the Fund’s service providers may receive portfolio holdings information in advance of general release on an as needed basis.  The service providers that may receive portfolio holdings information include the Adviser and administrator (Aberdeen Asset Management Inc.); subadviser (Aberdeen Asset Managers Limited); independent registered public accounting firm [ ]; custodian, fund accountant, sub-administrator (State Street Bank and Trust Company); transfer agent (BFDS); legal counsel (Willkie Farr & Gallagher LLP); legal counsel to the independent Trustees (Drinker Biddle & Reath LLP); financial printers (Merrill and RR Donnelly) and proxy voting service (if applicable). The service providers are subject to express or implied duties to keep all portfolio holdings information that is not publicly available confidential and not to trade on such information. In addition, non-public portfolio holdings information may be provided to mutual fund rating or ranking services or portfolio analytics services prior to such information becoming publicly available so long as (i) such disclosure is subject to confidentiality agreement and trading restrictions or (ii) the entity to which portfolio holdings information will be provided (a) has adopted policies and/or procedures that seek to ensure that such information will remain confidential and restrict the entity and its employees from trading on the information and (b) prior to disclosure, the Trust’s Chief Compliance Officer receives in writing a copy of such policies and/or procedures and determines they are acceptable.

The Trust’s Chief Compliance Officer conducts periodic reviews of compliance with the policy and provides annually a report to the Board of Trustees regarding the operation of the policy, exceptions and waivers granted under the policy and any material changes recommended as a result of such review.  Additionally, the Trust’s Chief Compliance Officer will provide quarterly reports to the Board of Trustees listing persons or entities with whom the Trust or the Adviser has entered into Confidentiality Agreements with respect to Trust business during the quarter.  The policy also provides that in the event of a violation of the policy, the Board will receive a report at its next quarterly meeting about any disclosures that were made concerning the Trust’s portfolio holdings which will describe to whom and under what circumstances such disclosure was made.

BOARD OF TRUSTEES AND OFFICERS OF THE TRUST

TRUSTEES WHO ARE NOT INTERESTED PERSONS (AS DEFINED IN THE 1940 ACT) OF THE TRUST (“INDEPENDENT TRUSTEES”)

NAME, ADDRESS, AND YEAR OF BIRTH	POSITION(S) HELD, LENGTH OF TIME SERVED AND TERM OF OFFICE(1)	PRINCIPAL OCCUPATION DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE(2)	OTHER DIRECTORSHIPS HELD BY TRUSTEE DURING PAST 5 YEARS(3)

P. Gerald Malone(4) Year of Birth: 1950	Trustee since December 2007 Chairman of the Board

Mr. Malone is, by profession, a solicitor of some 39 years standing. He has served as a Minister of State in the United Kingdom Government. Until 2014, Mr. Malone served as Independent Chairman of a London AIM-listed company (healthcare software).  Currently, he serves as an Independent Chairman of a London-based oil services company and of a privately-owned pharmaceutical company.  He is Chairman of the Board of Trustees of Aberdeen Funds, Chairman of the Board of Directors of Aberdeen Global Income Fund, Inc. and Aberdeen Asia-Pacific Income Fund, Inc. and serves on the boards of Aberdeen Australia Equity Fund, Inc. and Aberdeen Asia-Pacific Income Investment Company Limited.

			[28]	None.

Richard H. McCoy(4) Year of Birth: 1942	Trustee since December 2007

Prior to retiring in 2003, Mr. McCoy was Vice-Chairman, Investment Banking, at TD Securities Inc. He is currently a Director of Uranium Participation Corp. and Pizza Pizza Royalty Corp. and Chair of Chorus Aviation Inc.  Mr. McCoy has also been Chairman of Aberdeen Asia-Pacific Income Investment Company Limited since 2010.

			[25]	None.

Neville J. Miles(4) Year of Birth: 1946	Trustee since December 2011

Mr. Miles is, and has been for over ten years, Chairman of Ballyshaw Pty. Ltd. (share trading, real estate development and investment). He is Chairman of the Board of Directors of Aberdeen Australia Equity Fund, Inc. He also is a non-executive director of a number of Australian and overseas companies.

			[28]	None.

Rahn Porter(4), (5) Year of Birth: 1954	Trustee effective September [7], 2016

Mr. Porter has been the Chief Financial Officer of The Colorado Health Foundation since 2013. Previously, he was the Interim Chief Executive Officer of the Colorado Health Foundation from 2014 to 2015 and was Senior Vice

			[27]	Director, CenturyLink Investment Management Company, since 2006; Director,

President and Treasurer, Qwest Communications International Inc., (Telecommunications) from 2008 to 2011. Mr. Porter serves on the boards of Aberdeen Singapore Fund, Inc. and Aberdeen Japan Equity Fund, Inc.

BlackRidge Financial Inc., since March, 2005.

Steven Rappaport(4), (5) Year of Birth: 1948	Trustee effective September [7], 2016

Mr. Rappaport has been a Partner of Lehigh Court, LLC (private investment firm) and RZ Capital LLC (private investment firm) since 2004.  Mr. Rappaport serves on the boards of Aberdeen Indonesia Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Chile Fund, Inc. and Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.

[30]

Director of iCAD, Inc., since 2006; Director of Credit

Suisse Funds (9) since 1999; Director of Credit Suisse Asset

Management Income Fund,

Inc. since 2005 and Director of Credit Suisse High Yield Bond Fund, Inc. since 2005.

Peter D. Sacks(4) Year of Birth: 1945	Trustee since December 2007

Mr. Sacks has been a Director and Founding Partner of Toron AMI International Asset Management (formerly, Toron Investment Management) (investment management) since 1988. He is also a Director and Investment Advisory Committee member of several private and public sector funds in Canada.

			[28]	None.

John T. Sheehy(4) Year of Birth: 1942	Trustee since December 2007

Mr. Sheehy has been a Senior Managing Director of B.V. Murray and Company (investment banking) since 2001 and Director of  Macquarie AIR-serv Holding, Inc. (automotive services) from 2006 to 2013. He was a Managing Member of Pristina Capital Partners, LLC (water purification technology development) from 2007 to 2011 and a Director of Smarte Carte, Inc. (airport services) from 2007 to 2010.

			[28]	None.

Warren C. Smith(4) Year of Birth: 1955	Trustee since December 2007

Mr. Smith has been a founding partner of MRB Partners Inc. (independent investment research and consultancy firm) since 2010.  Mr. Smith was a Managing Editor with The Bank Credit Analyst Research Group (independent publishers of financial market research and publications, including The Bank Credit Analyst) from 1982 to 2009.

			[25]	None.

John F. Solan, Jr. (4) Year of Birth: 1939	Trustee since December 2007	Prior to retiring, Mr. Solan was Senior Vice President of Strategic Development at The Phoenix Companies, Inc. and Chairman of Phoenix Charter Oak Trust Company from 1998 until 2004. Mr.	[25]	None.

Solan served in several different positions with Ernst & Young from 1964 to 1998.

TRUSTEES WHO ARE INTERESTED PERSONS (AS DEFINED IN THE 1940 ACT) OF THE TRUST

(“INTERESTED TRUSTEES”)

NAME, ADDRESS, AND YEAR OF BIRTH	POSITION(S) HELD, LENGTH OF TIME SERVED AND TERM OF OFFICE*	PRINCIPAL OCCUPATION DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE**	OTHER DIRECTORSHIPS HELD BY TRUSTEE DURING PAST 5 YEARS***

Martin Gilbert(4) † Year of Birth: 1955	Trustee since December 2007

Mr. Gilbert is a founding director and shareholder, and Chief Executive of Aberdeen Asset Management PLC, the holding company of the fund management group that was established in 1983 (“Aberdeen Group”).   He was a Director (1991 — 2014) of Aberdeen Asset Management Asia Limited and a Director (2000 — 2014) of Aberdeen Asset Management Limited.  He was a Director (1995 — 2014) and was President (September 2006 — 2014) of Aberdeen Asset Management Inc.  Mr. Gilbert also serves as officer and/or director of various Aberdeen Group subsidiary companies, Aberdeen-managed investment trusts and funds’ boards.

			[29]	None.

(1)              Each Trustee holds office for an indefinite term until his successor is elected and qualified.

(2)              The Aberdeen Fund Complex consists of the Trust which currently consists of [25] portfolios, Aberdeen Asia-Pacific Income Fund, Inc., Aberdeen Global Income Fund, Inc., Aberdeen Australia Equity Fund, Inc., Aberdeen Chile Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Singapore Fund, Inc., The Asia Tigers Fund, Inc., The India Fund, Inc., Aberdeen Greater China Fund, Inc., Aberdeen Japan Equity Fund, Inc. and Aberdeen Investment Funds.

(3)              Directorships held in (1) any other investment companies registered under the 1940 Act, (2) any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (3) any company subject to the requirements of Section 15(d) of the Exchange Act.

(4)              Each Trustee may be contacted by writing to the Trustee c/o Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103, Attn: Alan Goodson.

(5)              Trustee was appointed by the Board at a meeting held on June 15, 2016 with a term to begin effective at the next scheduled Board meeting on September 7, 2016.

†                       Mr. Gilbert is considered to be an “interested person” of the Trust as defined in the 1940 Act because of his affiliation with the Adviser.

OFFICERS OF THE TRUST

NAME, ADDRESS, AND YEAR OF BIRTH	POSITION(S) HELD, LENGTH OF TIME SERVED AND TERM OF OFFICE(1)	PRINCIPAL OCCUPATION DURING PAST 5 YEARS

Bev Hendry(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1953	President, Chief Executive Officer and Principal Executive Officer (Since September 2014)

Currently, Co-Head of Americas and Director and Chief Financial Officer for Aberdeen Asset Management Inc. since June 2014. He first joined Aberdeen in 1987 and helped establish Aberdeen’s business in the Americas in Fort Lauderdale.  Mr. Hendry left Aberdeen in 2008 when the company moved to consolidate its headquarters in Philadelphia. Mr. Hendry re-joined Aberdeen from Hansberger Global Investors in Fort Lauderdale, Florida, where he worked for six years as Chief Operating Officer.

Jeffrey Cotton(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1977	Vice President and Chief Compliance Officer (Since March 2011)

Currently, Director, Vice President and Head of Compliance — Americas for Aberdeen Asset Management Inc.  Mr. Cotton joined Aberdeen in 2010. Prior to joining Aberdeen, Mr. Cotton was a Senior Compliance Officer at Old Mutual Asset Management (2009-2010) supporting its affiliated investment advisers and mutual fund platform.  Mr. Cotton was also a Vice President and Senior Compliance Manager at Bank of America/Columbia Management (2006-2009).

Andrea Melia(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1969	Treasurer, Chief Financial Officer, and Principal Accounting Officer (Since September 2009)

Currently, Vice President and Head of Fund Administration for Aberdeen Asset Management Inc. (since 2009).  Prior to joining Aberdeen, Ms. Melia was Director of Fund Administration and accounting oversight for Princeton Administrators LLC, a division of BlackRock Inc. and had worked with Princeton Administrators since 1992.

Megan Kennedy(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1974	Secretary and Vice President (Since September 2009)

Currently, Head of Product Management for Aberdeen Asset Management Inc.  Ms. Kennedy joined Aberdeen Asset Management Inc. in 2005 as a Senior Fund Administrator.   Ms. Kennedy was promoted to Assistant Treasurer Collective Funds/North American Mutual Funds in February 2008 and promoted to Treasurer Collective Funds/North American Mutual Funds in July 2008.

Lucia Sitar(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1971	Vice President (Since December 2008)	Currently, Vice President and Managing U.S. Counsel for Aberdeen Asset Management Inc. Ms. Sitar joined Aberdeen Asset Management Inc. in July 2007.

Brad Crombie Aberdeen Asset Management	Vice President (Since June 2013)

Currently, Global Head of Fixed Income for Aberdeen Asset Management PLC.  Mr. Crombie re-joined Aberdeen in 2012.  Prior to re-joining Aberdeen, Mr. Crombie was a Managing Director at Bank of America Merrill Lynch for the bank’s non-financial

Bow Bells House 1 Bread Street London EC4M 9HH Year of Birth: 1970		corporate and high yield credit research team for the Europe, Middle East and Africa region from 2003 to 2012.

Alan Goodson(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1974	Vice President (Since March 2009)

Currently, Head of Product — US, overseeing Product Management, Product Development and Investor Services for Aberdeen’s registered and unregistered investment companies in the US and Canada.  Mr. Goodson is Director and Vice President of Aberdeen Asset Management Inc. and joined Aberdeen in 2000.

Adam McCabe(2) Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Year of Birth: 1979	Vice President (Since March 2010)

Currently, Head of Asian Fixed Income on the Fixed Income - Asia Pacific desk, responsible for currency and interest rate strategies in Aberdeen’s Asian fixed income portfolios. Mr. McCabe joined Aberdeen in 2009 following the acquisition of certain asset management businesses from Credit Suisse. Mr. McCabe worked for Credit Suisse since 2001, where he was an investment manager responsible for the development and implementation of its Asian currency and interest rate strategies.

Jennifer Nichols(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1978	Vice President (Since December 2007)	Currently, Global Head of Legal for Aberdeen Asset Management PLC. Director and Vice President for Aberdeen Asset Management Inc. (since October 2006).

Hugh Young(2) Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Year of Birth: 1958	Vice President (Since June 2011)

Currently, Managing Director of Aberdeen Asset Management Asia Limited (since 1991) and member of the Executive Management Committee and Director of Aberdeen Asset Management PLC (since 1991 and 2011, respectively). Mr. Young joined Aberdeen in 1991.

Russell Barlow Aberdeen Asset Management Bow Bells House 1 Bread Street London EC4M 9HH Year of Birth: 1974	Vice President (Since October 2015)

Currently, Head of Hedge Funds, based in Aberdeen’s London office, chairman of the Hedge Fund Investment Committee, Deputy Chair of the Pan Alternatives Investment Committee and responsible for co-mingled Hedge Fund portfolios. Mr. Barlow joined Aberdeen in 2010 via the acquisition of various asset management businesses from Royal Bank of Scotland where he was the Head of the Global Event Team.

Brian O’Neill(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1968	Assistant Treasurer (Since September 2008)

Currently, Senior Fund Administration Manager - US for Aberdeen Asset Management Inc. Mr. O’Neill joined Aberdeen Asset Management Inc. in 2008.  Prior to joining Aberdeen Asset Management Inc., Mr. O’Neill was a Director of Fund Accounting with Nationwide Funds Group (2002-2008).

Eric Olsen(2) Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of Birth: 1970	Assistant Treasurer (Since December 2013)

Currently, Deputy Head of Fund Administration — US for Aberdeen Asset Management Inc. Mr. Olsen joined Aberdeen Asset Management Inc. in August 2013. Prior to joining Aberdeen Asset Management Inc., Mr. Olsen was a Director of Financial Reporting for BNY Mellon Asset Servicing and had worked with BNY Mellon since 1998.

*  Each officer holds office for an indefinite term at the pleasure of the Board of Trustees and until his or her successor is elected and qualified.

** Mr. Hendry, Ms. Melia, Ms. Kennedy, Mr. Goodson, Ms. Nichols, Mr. Cotton, Mr. McCabe, Mr. Young, Ms. Sitar, Mr. O’Neill and Mr. Olsen hold officer position(s) in one or more of the following: Aberdeen Asia-Pacific Income Fund, Inc., Aberdeen Australia Equity Fund, Inc., Aberdeen Global Income Fund, Inc., Aberdeen Chile Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Singapore Fund, Inc., The Asia Tigers Fund, Inc., The India Fund, Inc., Aberdeen Greater China Fund, Inc., Aberdeen Japan Equity Fund, Inc. and Aberdeen Investment Funds, each of which may also be deemed to be a part of the same “Fund Complex” as the Trust.

Responsibilities of the Board of Trustees

The business and affairs of the Trust are managed under the direction of its Board of Trustees subject to the laws of the State of Delaware and the Trust’s Amended and Restated Agreement and Declaration of Trust.  The Board of Trustees sets and reviews policies regarding the operation of the Trust, and directs the officers to perform the daily functions of the Trust.

Additional Information about the Board of Trustees

The Board believes that each Trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the Trustee possesses the requisite experience, qualifications, attributes and skills to serve on the Board.  The Board believes that the Trustees’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Adviser, subadviser, other service providers, counsel and independent auditor; and to exercise effective business judgment in the performance of their duties, support this conclusion.  The Board has also considered the contributions that each Trustee can make to the Board and the Fund.  A Trustee’s ability to perform his duties effectively may have been attained through the Trustee’s executive, business, consulting, and/or legal positions; experience from service as a Trustee of the Trust and other funds/portfolios in the Aberdeen fund complex, other investment funds, public companies, or non-profit entities or other organizations; educational background or professional training or practice; and/or other life experiences.  In this regard, the following specific experience, qualifications, attributes and/or skills apply as to each Trustee in addition to the information set forth in the table above: Mr. Gilbert, investment management experience as Chief Executive Officer and director roles within the Aberdeen complex, board experience with other public companies and investment trusts;  Mr. Malone, legal background and public service leadership experience, board experience with other public and private companies, and executive and business consulting experience; Mr. McCoy, executive experience at investment banking and securities firms, as well as board experience with other public and private companies; Mr. Miles, financial services, investment management and executive experience and board experience with various Australian public and private companies; Mr. Porter, financial, accounting and executive experience with other companies and board experience with investment management and fund companies; Mr. Rappaport, financial services, investment management and executive experience with private investment firms and board experience with other public and private companies, including fund companies; Mr. Sacks, accounting  background (chartered accountant in Canada and South Africa), treasury experience in banking organizations, investment management and executive experience; Mr. Sheehy, executive experience at venture capital and investment banking firms, as well as board experience at several public and private companies; Mr. Smith, experience as managing editor and director of a financial publications firm; and Mr. Solan, accounting background and executive and board experience at a financial services company.

The Board believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience important for one Trustee may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Trustee, or particular factor, being indicative of Board effectiveness.  In its periodic self-assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Trust. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Board and Committee Structure

The Board of Trustees is composed of seven Independent Trustees and one Interested Trustee, Martin J. Gilbert. [At a meeting held on June 15, 2016, the Board approved the appointment of two additional Independent Trustees effective as of September 7, 2016.]  The Board has appointed Mr. Malone, an Independent Trustee, as Chairman. The Chairman presides at meetings of the Trustees, participates in the preparation of the agenda for meetings of the Board, and acts as a liaison between the Independent Trustees and the Trust’s management between Board meetings. Except for any duties specified herein, the designation of the Chairman does not impose on such Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board, generally.

The Board holds regular quarterly meetings each year to consider and address matters involving the Trust and its funds, including the Fund.  The Board also may hold special meetings to address matters arising between regular meetings.  The Independent Trustees also meet outside the presence of management in executive session at least quarterly and have engaged separate, independent legal counsel to assist them in performing their oversight responsibilities.

The Board has established a committee structure that includes an Audit Committee, Nominating and Corporate Governance Committee, and Valuation Committee (each discussed in more detail below) to assist the Board in the oversight and direction of the business affairs of the Fund, and from time to time may establish informal ad hoc committees or working groups to review and address the practices of the Fund with respect to specific matters.  The Committee system facilitates the timely and efficient consideration of matters by the Trustees, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Fund’s activities and associated risks.  The standing Committees currently conduct an annual review of their charters, which includes a review of their responsibilities and operations.  The Nominating and Corporate Governance Committee and the Board as a whole also conduct an annual evaluation of the performance of the Board, including consideration of the effectiveness of the Board’s committee structure.  Each Committee is comprised entirely of Independent Trustees.  The Board reviews its structure regularly and believes that its leadership structure, including having a super-majority of Independent Trustees, coupled with an Independent Trustee as Chairman, is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among the Committees and the full Board in a manner that enhances efficient and effective oversight.

[The Audit Committee is comprised of Messrs. Sacks, Smith and Solan.  Mr. Solan serves as Chair of the Audit Committee as well as the Audit Committee Financial Expert. The Board has approved the appointment of Mr. Porter to the Audit Committee and as Audit Committee Chairman effective as of September 7, 2016 and Mr. Porter will be an Audit Committee Financial Expert.]  The purposes of the Audit Committee are to: (a) annually select, retain or terminate the Trust’s independent auditor and, in connection therewith, to evaluate the terms of the engagement and the qualifications and independence of the independent auditor; (b) review in advance, and consider approval of, any and all proposals by management or the Adviser that the Trust, Adviser or their affiliated persons, employ the independent auditor to render permissible non-audit services to the Trust and to consider whether such services are consistent with the independent auditor’s independence; (c) meet annually with the Trust’s independent auditor as necessary to consider, among other things, (i) the Trust’s annual audited financial statements and semi-annual financial statements, (ii) any matters of concern relating to the Trust’s financial statements, (iii) the performance of the independent auditor, and (iv) the independent auditor’s comments regarding the Trust’s financial policies, procedures and internal accounting controls and management’s responses thereto; (d) review and discuss policies with respect to risk assessment and risk management; (e) review annually with management and the independent auditor their separate evaluations of the adequacy and effectiveness of the Trust’s system of internal controls; (f) develop, establish and periodically review procedures for the receipt, retention and treatment of complaints received by the Trust from any source regarding accounting, internal accounting controls, or auditing matters; (g) review and resolve any disagreements between management and the independent auditor regarding financial reporting; and (h)  investigate improprieties or suspected improprieties in Trust operations and other matters within the scope of its duties, as they are presented to the Committee or brought to the attention of the Committee.  The function of the Audit Committee is oversight; it is management’s responsibility to maintain appropriate systems for accounting and internal control, and the independent auditor’s responsibility to plan and carry out a proper audit.  The independent auditor is ultimately accountable to the Board and the Audit Committee, as representatives of the Trust’s shareholders.  Each of the members have a working knowledge of basic finance and accounting matters and are not interested persons of the Trust, as defined in the 1940 Act.  The Audit Committee met 3 times during the fiscal year ended October 31, 2015.

The Nominating and Corporate Governance Committee (“Nominating Committee”) is comprised of Messrs. Malone, McCoy and Sheehy.  Mr. Malone serves as Chair of the Nominating Committee.  The Nominating Committee has the following powers and responsibilities: (1) selection and nomination of all persons for election or appointment as Trustees of the Trust (provided that nominees for independent Trustee are recommended for selection and approval by all of the incumbent independent Trustees then serving on the Board); (2) periodic review of the composition of the Board to determine whether it may be appropriate to add individuals with different backgrounds or skills from those already on the Board; (3) implementing an annual evaluation of the performance of the Board and its committees; (4) periodic review of the compensation paid to the Board; and (5) periodic review of Board governance procedures (including the Board’s effectiveness, Trustee retirement, Trustee investment in the Fund, the role of the independent trustees and committees and the relationship between the Board and management). The Nominating Committee reports to the full Board with recommendations of any appropriate changes to the Board.

The Nominating Committee will consider nominees recommended by shareholders.  When considering whether to add additional or substitute Trustees to the Board of Trustees of the Trust, the Trustees take into account any proposals for candidates that are properly submitted to the Trust’s Secretary.  Shareholders wishing to present one or more candidates for Trustee for consideration may do so by submitting a signed written request to the Trust’s Secretary at attn: Secretary, Aberdeen Funds, 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103, which includes the following information: (i) name and address of shareholder and, if applicable, name of broker or record holder; (ii) number of shares owned; (iii) name of fund(s) of the Trust in which shares are owned; (iv) whether the proposed candidate(s) consent to being identified in any proxy statement utilized in connection with the election of Trustees; (v) the name and background information of the proposed candidates; and (vi) a representation that the candidate or candidates are willing to provide additional information about themselves, including assurances as to their independence.  The Nominating Committee met 3 times during the fiscal year ended October 31, 2015.

[The Valuation Committee is comprised of Messrs. Sheehy, Miles and Solan.  Mr. Sheehy serves as Chair of the Valuation Committee. The Board has approved the appointment of Mr. Porter to the Valuation Committee effective as of September 7, 2016.] The purpose of the Valuation Committee is to oversee the implementation and operation of the Trust’s Valuation and Liquidity Procedures.  The Valuation Committee has the following powers and responsibilities, among others, to: (a) review periodically the actions taken by the Adviser’s pricing committee including its determination regarding the fair value of securities for which market quotations are not readily available, not readily determinable or unreliable and the methodology for fair valuing portfolio securities; (b) recommend pricing services to the Board and periodically review the performance of pricing services; and (c) review pricing errors and the Trust’s Net Asset Value Error Correction Policy and recommend corrective action if necessary and appropriate.  The Valuation Committee met 4 times during the fiscal year ended October 31, 2015.

The Fund is subject to a number of risks, including, among others, investment, compliance, operational and valuation risks.  Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and Committee activities.  The Board has adopted, and periodically reviews, policies and procedures designed to address these risks.  Different processes, procedures and controls are employed with respect to different types of risks.  Day-to-day risk management functions are subsumed within the responsibilities of the Adviser, who carries out the Trust’s investment management and business affairs, and also by the subadviser, and other service providers in connection with the services they provide to the Fund. Each of the Adviser, subadviser and other service providers have their own, independent interest in risk management, and their policies and methods of risk management will depend on their functions and business models.  As part of its regular oversight of the Trust, the Board, directly and/or through a Committee, interacts with and reviews reports from, among others, the Adviser, subadviser, and the Trust’s other service providers (including the Trust’s distributor and transfer agent), the Trust’s Chief Compliance Officer, the Trust’s independent registered public accounting firm, legal counsel to the Trust, and internal auditors, as appropriate, relating to the operations of the Trust.  The Board also requires the Adviser to report to the Board on other matters relating to risk management on a regular and as-needed basis.  The Board recognizes that it may not be possible to identify all of the risks that may affect the Trust or to develop processes and controls to eliminate or mitigate their occurrence or effects.  The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Ownership of Shares of Aberdeen Funds

As of December 31, 2015, the Trustees held shares of the Fund and other funds within the Aberdeen Family of Investment Companies as indicated below.

TRUSTEES WHO ARE NOT INTERESTED PERSONS (AS  DEFINED IN THE 1940 ACT) OF THE TRUST

Name	Fund/Dollar Range of Fund Shares Owned	Aggregate Dollar Range of Shares Owned in Registered Investment Companies Overseen by Trustee in the Family of Investment Companies*

P. Gerald Malone

Aberdeen Dynamic Allocation Fund $1 - $10,000

Aberdeen Global Unconstrained Fixed Income Fund $1 - $10,000

Aberdeen China Opportunities Fund $1 - $10,000

Aberdeen U.S. Multi-Cap Equity Fund $1 - $10,000

Aberdeen International Equity Fund $1 - $10,000

$10,001 - $50,000

Richard H. McCoy	Aberdeen International Equity Fund $1 - $10,000 Aberdeen Emerging Markets Fund $1 - $10,000	$10,001 - $50,000

Neville J. Miles	Aberdeen Emerging Markets Fund $10,001 - $50,000	$10,001 - $50,000

Peter D. Sacks

Aberdeen Global Unconstrained Fixed Income Fund $1 - $10,000

Aberdeen Small Cap Fund $1 - $10,000

Aberdeen Equity Long-Short Fund $1 - $10,000

Aberdeen International Equity Fund $1 - $10,000

Aberdeen Emerging Markets Fund $1 - $10,000

$10,001 - $50,000

John T. Sheehy	Aberdeen International Equity Fund $10,001 - $50,000	$10,001 - $50,000

Warren C. Smith	Aberdeen Emerging Markets Fund $10,001 - $50,000	$10,001 - $50,000

John F. Solan, Jr.	Aberdeen Global Equity Fund $1 - $10,000 Aberdeen Equity Long-Short Fund $1 - $10,000 Aberdeen International Equity Fund $1 - $10,000	$10,001 - $50,000

Rahn Porter**	Not applicable	Not applicable

Steven Rappaport**	Not applicable	Not applicable

TRUSTEES WHO ARE INTERESTED PERSONS (AS  DEFINED IN THE 1940 ACT) OF THE TRUST

Name	Fund/Dollar Range of Fund Shares Owned	Aggregate Dollar Range of Shares Owned in Registered Investment Companies Overseen by Trustee in the Family of Investment Companies*

Martin Gilbert	Aberdeen Emerging Markets Fund $10,001 - $50,000	$10,001 - $50,000

*                  As of December 31, 2015, the Family of Investment Companies consisted of the Trust, which contained 25 portfolios, and Aberdeen Investment Funds, which contained 4 portfolios; however, each Trustee did not serve on the Board of every fund in such Family of Investment Companies.  Ownership information is provided with respect to only those funds that each Trustee oversaw as of December 31, 2015.

**          Trustee was appointed by the Board at a meeting held on June 15, 2016 with a term to begin effective at the next scheduled regular Board meeting on September 7, 2016. Because the Trustee did not oversee any funds in the Family of Investment Companies as of December 31, 2015, no ownership information is reported.

[As of July 31, 2016, the Officers and Trustees, as a group, owned of record and beneficially less than 1% of the Fund’s shares.]

Compensation of Trustees

The Compensation Table below sets forth the total compensation that each Trustee received from the Trust and the Fund Complex (as defined below) for the fiscal year ended October 31, 2015.

INDEPENDENT TRUSTEES

Name of Trustee	Aggregate Compensation from the Trust	Pension Retirement Benefits Accrued as Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund Complex*
P. Gerald Malone	$123,000	None	None	$289,350
Richard H. McCoy	107,000	None	None	107,000
Peter D. Sacks	107,000	None	None	241,150
Neville Miles	107,000	None	None	262,050
John T. Sheehy	113,000	None	None	276,500
Warren C. Smith	113,000	None	None	113,000
Jack Solan	116,750	None	None	116,750
Rahn Porter**	None	None	None	None
Steven Rappaport**	None	None	None	None

INTERESTED TRUSTEES

Name of Trustee	Aggregate Compensation from the Trust	Pension Retirement Benefits Accrued as Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund Complex*
Martin Gilbert	None	None	None	None

* As of October 31, 2015, the Aberdeen Fund Complex consisted of the Trust, which contained 24 portfolios, Aberdeen Asia-Pacific Income Fund, Inc., Aberdeen Global Income Fund, Inc., Aberdeen Australia Equity Fund, Inc., Aberdeen Chile Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., The Asia Tigers Fund, Inc., The India Fund, Inc., Aberdeen Singapore Fund, Inc., Aberdeen Greater China Fund, Inc., Aberdeen Japan Equity Fund, Inc. and Aberdeen Investment Funds.

**The Trustee was appointed by the Board at a meeting held on June 15, 2016 with a term to begin effective at the next scheduled regular Board meeting on September [7], 2016. Therefore, the Trustee did not receive any compensation from the Trust during the fiscal year ended October 31, 2015.

The Trust does not maintain any pension or retirement plans for the Officers or Trustees of the Trust.

Sales Loads

Class A shares may be sold at NAV without payment of any sales charge to Trustees and retired Trustees of the Trust and to directors, officers and employees (including retired directors, officers and employees and immediate family members of Aberdeen and its affiliates).  The sales load waivers are due to the nature of the investors and the reduced sales effort and expenses that are needed to obtain such investment.  See “Waiver of Class A Sales Charges” for more information.

Code of Ethics

Federal law requires the Trust, the Adviser and subadviser and its principal underwriter to adopt codes of ethics which govern the personal securities transactions of their respective personnel.  Accordingly, each such entity has adopted a Code of Ethics pursuant to which their respective personnel may invest in securities for their personal accounts (including securities that may be purchased or held by the Trust).  Copies of these Codes of Ethics are on file with the SEC and are available to the public.

Proxy Voting Policies and Procedures

Regulations under the federal securities laws require the Trust, the Adviser and subadviser to adopt procedures for voting proxies (“Proxy Voting Policies and Procedures”) and to provide a summary of those Proxy Voting Policies and Procedures used to vote the securities held by the Fund.  The Trust has adopted proxy voting policies and procedures that delegate the responsibility for proxy voting to the Adviser and subadviser. The Adviser and subadviser have adopted proxy voting policies and procedures, which have been reviewed and approved by the Fund’s Board, to ensure the proper and timely voting of the proxies on behalf of the Fund. Moreover, the Adviser will assist the Fund in the preparation of the Fund’s complete proxy voting record on Form N-PX for the twelve-month period ended June 30, which must be filed with the SEC by no later than August 31 of each year. Any material changes to the proxy voting policies and procedures of the Fund or the Adviser and subadviser will be submitted to the Board for approval or review, as the case may be. For additional information, please see the summary of the Adviser’s and subadviser’s proxy voting policies and procedures attached hereto as Appendix C.

Information about how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available after August 31 of the relevant year

(1) without charge, upon request, by calling 866-667-9231 and (2) on the SEC’s website at http://www.sec.gov.

INVESTMENT ADVISORY AND OTHER SERVICES

Trust Expenses

The Trust pays the compensation of the Trustees who are not employees of Aberdeen Asset Management Inc. (“Aberdeen”, “AAMI” or the “Adviser”), or its affiliates, and all expenses (other than those assumed by the Adviser), including governmental fees, interest charges, taxes, membership dues in the Investment Company Institute allocable to the Trust; investment advisory fees and any Rule 12b-1 fees; fees under the Trust’s Fund Administration and Transfer Agency Agreements, which includes the expenses of calculating the Fund’s NAV; fees and expenses of independent certified public accountants and legal counsel to the Trust and to the independent Trustees; expenses of preparing, printing, and mailing shareholder reports, notices, proxy statements, and reports to governmental offices and commissions; expenses connected with the execution, recording, and settlement of portfolio security transactions; short sale dividend expenses; insurance premiums; administrative services fees under an Administrative Services Plan; fees and expenses of the custodian for all services to the Trust; expenses of shareholder meetings; and expenses relating to the issuance, registration, and qualification of shares of the Trust.  The Adviser may, from time to time, agree to voluntarily or contractually waive advisory fees, and if necessary reimburse expenses, in order to limit total operating expenses for the Fund and/or classes, as described below.

Investment Adviser

Under the Investment Advisory Agreement with the Trust, Aberdeen manages the Fund in accordance with the policies and procedures established by the Trustees.

Except as described below, the Adviser manages the day-to-day investments of the assets of the Fund.  The Adviser also provides investment management evaluation services in initially selecting and monitoring on an ongoing basis the performance of a subadviser who manages the investment portfolio of the Fund.  The Adviser is also authorized to select and place portfolio investments on behalf of the Fund; however, the Adviser does not intend to do so as a routine matter at this time.

The Fund is subadvised by Aberdeen Asset Managers Limited (“AAML” or the “Subadviser”), an affiliate of the Adviser.  The Adviser and Subadviser are each wholly-owned subsidiaries of Aberdeen Asset Management PLC (“Aberdeen PLC”), which is the parent company of an asset management group managing approximately $[ ] billion in assets as of June 30, 2016 for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients, in addition to U.S. registered investment companies. In rendering investment advisory services, the Adviser and AAML may use the resources of investment advisor subsidiaries of Aberdeen PLC. These affiliates have entered into a memorandum of understanding/personnel sharing procedures pursuant to which investment professionals from each affiliate may render portfolio management and research services to U.S. clients of the Aberdeen PLC affiliates, including the Fund, as associated persons of the Adviser or Subadviser.  No remuneration is paid by the Fund with respect to the memorandum of understanding/personnel sharing arrangements.

Aberdeen Asset Management Inc.

Aberdeen pays the compensation of the officers of the Trust employed by Aberdeen.  Aberdeen also furnishes, at its own expense, all necessary administrative services, office space, equipment, and clerical personnel for servicing the investments of the Trust and maintaining its investment advisory facilities, and executive and supervisory personnel for managing the investments and effecting the portfolio transactions of the Trust.  In addition, Aberdeen pays, out of its legitimate profits, broker-dealers, trust companies, transfer agents and other financial institutions in exchange for their selling of shares of the Trust’s series or for recordkeeping or other shareholder related services.

The Investment Advisory Agreement also specifically provides that Aberdeen, including its directors, officers, and employees, shall not be liable for any error of judgment, or mistake of law, or for any loss arising out of any investment, or for any act or omission in the execution and management of the Trust, except for willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the Agreement.  The Agreement continues in effect for an initial period of no more than two years, and thereafter shall continue automatically for successive annual periods provided such continuance is specifically approved at least annually by the Trustees, or by vote of a majority of the outstanding voting securities of the Trust, and, in either case, by a majority of the Trustees who are not parties to the Agreement or interested persons of any such party.  The Agreement terminates automatically in the event of its “assignment,” as defined under the 1940 Act.  It may be terminated as to the Fund without penalty by vote of a majority of the outstanding voting securities of the Fund, or by either party, on not less than 60 days’ written notice.  The Agreement further provides that Aberdeen may render similar services to others.

Aberdeen, located at 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103, is wholly owned by Aberdeen PLC.  Martin Gilbert, Trustee of the Trust, is the Chief Executive Officer of Aberdeen PLC.

For services provided under the Investment Advisory Agreement, Aberdeen receives a fee paid monthly based on the average daily net assets of the Fund according to the following table:

Fund Assets	Advisory Fee Rate
$0 up to $500 million	0.60%
$500 million up to $1 billion	0.55%
$1 billion and more	0.50%

Limitation of Fund Expenses

In the interest of limiting the expenses of the Fund, Aberdeen may from time to time waive some or all of its investment advisory fee or reimburse other fees for the Fund.  In this regard, Aberdeen has entered into a written expense limitation agreement with the Trust on behalf of the Fund (the “Expense Limitation Agreement”).  Pursuant to the Expense Limitation Agreement, Aberdeen has agreed to waive or limit its fees and to assume other expenses to the extent necessary, subject to certain exclusions, to limit the total annual operating expenses of each Class of the Fund to the limits described below.  This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, short sale dividend expenses, Acquired Fund Fees and Expenses, 12b-1 fees, administrative services fees, transfer agent out-of-pocket expenses for Class A Shares, Class R Shares and Institutional Service Class Shares and extraordinary expenses.  Please note that the waiver of such fees will cause the total return and yield of the Fund to be higher than they would otherwise be in the absence of such a waiver.

Aberdeen may request and receive reimbursement from the Fund of the advisory fees waived and other expenses reimbursed pursuant to the Expense Limitation Agreement at a later date not to exceed three years from the fiscal year in which the corresponding reimbursement to the Fund was made. [No reimbursement will be made unless: (i) the total annual expense ratio of the class making such reimbursement is less than the limit set forth below; and (ii) the payment of such reimbursement is approved by the Board of Trustees on a quarterly basis (the “Reimbursement Requirements”).] If the Board approves any changes in the waiver terms or limitations, reimbursements are only permitted to the extent that the terms of the Expense Limitation Agreement that were in effect at the time of the waiver are met at the time that reimbursement is approved. Except as provided for in the Expense Limitation Agreement, reimbursement of amounts previously waived or assumed by Aberdeen is not permitted.

Until February 28, 2018, unless earlier terminated by the Board, AAMI has agreed contractually to waive advisory fees and, if necessary, reimburse expenses in order to limit total annual fund operating expenses, excluding any taxes, interest, brokerage fees, short sale dividend expenses, Acquired Fund Fees and Expenses, 12b-1 fees, administrative services fees and extraordinary expenses, to 0.85% for all Classes of the Fund.  This contractual limitation may not be terminated before February 28, 2018 without the approval of the Board of Trustees.

Investment Advisory Fees

The table below shows the investment advisory fees paid by the Fund to the Adviser and the fees waived, if any, by the Adviser for the fiscal years ended October 31, 2015, 2014 and 2013. The Adviser did not recoup from the Fund any prior fees waived during each of the fiscal years ended October 31, 2015, 2014 and 2013.

Year Ended October 31, 2015		Year Ended October 31, 2014		Year Ended October 31, 2013
Fees Paid	Fees Waived	Fees Paid	Fees Waived	Fees Paid	Fees Waived
109,158	173,469	131,599	133,386	158,586	128,477

Subadviser

AAML, a Scottish corporation, serves as subadviser to the Fund.  AAML is an affiliate of the Adviser.  AAML is located at Bow Bells House, 1 Bread Street London, England EC4M9HH.

Under the subadvisory agreement among the Trust, the Adviser and the Subadviser, and subject to the supervision of the Adviser and the Trustees, the Subadviser manages the assets of the Fund in accordance with the Fund’s investment objectives and policies.  The Subadviser makes investment decisions for the Fund and in connection with such investment decisions places purchase and sell orders for securities.  For the investment management services it provides to the Fund, the Subadviser is entitled to 90% of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory contracts of the Fund is available in the Fund’s Annual Report to Shareholders for the period ended October 31, 2015.

Subadvisory Fees

The subadvisory fee for the Fund is paid by the Adviser from the management fee it receives.

The following table sets forth the amount paid by the Adviser to the Subadviser for the fiscal years ended October 31, 2015, 2014 and 2013.

Year Ended October 31, 2015	Year Ended October 31, 2014	Year Ended October 31, 2013
70,953	85,539	103,081

Multi-Manager Structure

On September 22, 2008, the Adviser and the Trust received an exemptive order from the SEC for a multi-manager structure which allows the Adviser, subject to the approval of the Board of Trustees, to hire, replace or terminate unaffiliated subadvisers without the approval of shareholders. The order also allows the Adviser to revise a subadvisory agreement with an unaffiliated subadviser without shareholder approval.  If a new unaffiliated subadviser is hired, the change would be communicated to shareholders within 90 days of such change, and all changes would be approved by the Trust’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust or the Adviser.  The multi-manager structure is intended to facilitate the efficient operation of the Fund and afford the Trust increased management flexibility.

The Adviser provides investment management evaluation services to the Fund principally by performing initial due diligence on prospective subadvisers for the Fund and thereafter monitoring the performance of the subadviser through quantitative and qualitative analysis as well as periodic in-person, telephonic and written consultations with the subadviser.  The Adviser has responsibility for communicating performance expectations and evaluations to the subadviser and ultimately recommending to the Trust’s Board of Trustees whether the subadviser’s contract should be renewed, modified or terminated; however, the Adviser does not expect to recommend frequent changes of subadvisers.  The Adviser will regularly provide written reports to the Trust’s Board of Trustees regarding the results of its evaluation and monitoring functions.  Although the Adviser will monitor the performance of the subadvisers, there is no certainty that the subadviser or the Fund will obtain favorable results at any given time.  The Adviser does not rely on the manager of managers order with respect to its management of the Fund.

Portfolio Managers

Appendix A contains the following information regarding the portfolio managers identified in the Fund’s Prospectus: (i) a description of the portfolio manager’s compensation structure and (ii) information regarding other accounts managed by the portfolio manager and potential conflicts of interest that might arise from the management of multiple accounts.  Information relating to each portfolio manager’s ownership in the Fund is set forth in the chart below.

Portfolio Manager	Dollar Range of Fund Shares Owned*
Oliver Boulind	$10,001 - $50,000
József Szabó	None
Rich Smith	None
Maximilien Macmillan	[None]
James Athey	[None]

*Information for Messrs. Boulind, Szabó and Smith is as of October 31, 2015. Information for Messrs. Macmillan and Athey is as of [June 30, 2016].

Distributor

The Trust and Aberdeen Fund Distributors LLC (the “distributor” or “AFD”) have entered into a distribution agreement whereby Aberdeen Fund Distributors LLC will act as principal underwriter for the Trust’s shares.  The principal business address of Aberdeen Fund Distributors LLC is 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103. AFD is affiliated with the Adviser.

Under the distribution agreement, the distributor must use reasonable efforts, consistent with its other business, in connection with the continuous offering of shares of the Trust.  The distributor has no obligation to sell any specific quantity of Fund shares.  Unless otherwise terminated, the distribution agreement has an initial term of two years and thereafter will remain in effect from year to year for successive annual periods if approved at least annually by (i) the Trust’s Board of Trustees or by the vote of a majority of the outstanding shares of the Fund, and (ii) the vote of a majority of the Trustees of the Trust who are not parties to the distribution agreement or interested persons (as defined in the 1940 Act) of any party to the distribution agreement, cast in person at a meeting called for the purpose of voting on such approval.  The distribution agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

The distributor may enter into arrangements with various financial institutions through which a shareholder may purchase or redeem shares.  The distributor may enter into agreements with selected broker-dealers, banks or other financial institutions for distribution of shares of the Fund.  If applicable to a class of the Trust’s Shares as described below, the distributor may receive distribution fees from the Fund as authorized by the Distribution and Service Plan described below.

The distributor also receives the proceeds of contingent deferred sales charges imposed on certain redemptions of Class C shares (and certain Class A shares).

The distributor reallows to Financial Industry Regulatory Authority registered dealers: 3.75% of sales charges on Class A shares of the Fund; and 1.00% on Class C shares of the Fund.

Distributor Fees

The information presented below for the fiscal years ended October 31, 2015, 2014 and 2013 reflects the amounts received in underwriting commissions from a portion of the front-end sales charge of certain classes of the Fund, all of which is retained by AFD.

Year Ended October 31, 2015	Year Ended October 31, 2014	Year Ended October 31, 2013
$329	$65	$101

AFD also received the proceeds of contingent deferred sales charges imposed on certain redemptions of Class C shares (and certain Class A shares).  For the fiscal year ended October 31, 2015, AFD received contingent deferred sales charges on redemptions of the Fund’s shares in the amount of $11.

Distribution Plan

The Fund has adopted a Distribution Plan (the “Plan”) under Rule 12b-1 of the 1940 Act with respect to certain classes of shares.  The Plan permits the Fund to compensate the Fund’s distributor for expenses associated with the distribution of certain classes of shares of the Fund.  Although actual distribution expenses may be more or less, under the Plan the Fund pays the distributor an annual fee in an amount that will not exceed the following amounts:

•                  0.25% of the average daily net assets of Class A shares of the Fund (distribution or service fees);

•                  1.00% of the average daily net assets of Class C shares of the Fund (0.25% service fees); and

•                  0.50% of the average daily net assets of the Class R Shares of the Fund (0.25% of which must be either a distribution or service fee).

As required by Rule 12b-1, the Plan was approved by the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the “Independent Trustees”).  The Plan was approved for the Fund by the Board of Trustees, and may be amended from time to time upon approval by vote of a majority of the Trustees, including a majority of the Independent Trustees, cast in person at a meeting called for that purpose.  The Plan may be terminated as to a Class of the Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of that Class.  Any change in the Plan that would materially increase the distribution cost to a Class requires shareholder approval.  The Trustees will review, quarterly, a written report of such costs and the purposes for which such costs have been incurred.  The Plan may be amended by vote of the Trustees, including a majority of the Independent Trustees, cast in person at a meeting called for that purpose.  For so long as the Plan is in effect, selection and nomination of those Trustees who are not interested persons of the Trust shall be committed to the discretion of such disinterested persons.  All agreements with any person relating to the implementation of the Plan may be terminated at any time on 60 days’ written notice without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of the majority of the outstanding shares of the applicable Class.  The Plan will continue in effect for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the Independent Trustees, and (ii) by a vote of a majority of the entire Board of Trustees cast in person at a meeting called for that purpose.  The Board of Trustees has a duty to request and evaluate such information as may be reasonably necessary for them to make an informed determination of whether the Plan should be implemented or continued.  In addition the Trustees in approving the Plan as to the Fund must determine that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The Board of Trustees of the Trust believes that the Plan is in the best interests of the Fund since it encourages Fund growth and maintenance of Fund assets.  As the Fund grows in size, certain expenses, and therefore total expenses per share, may be reduced and overall performance per share may be improved.

The distributor will enter into, from time to time, agreements with selected dealers pursuant to which such dealers will provide certain services in connection with the distribution and shareholder servicing of the Fund’s shares including, but not limited to, those discussed above.  The Adviser or an affiliate of the Adviser may pay additional amounts from its own resources to dealers or other financial intermediaries, for aid in distribution or for aid in providing administrative services to shareholders.

Distribution Plan Fees

During the fiscal year ended October 31, 2015, AFD earned the following distribution fees under the Plan for the Fund:

Class A	Class C	Class R
$2,561	$3,309	$0

For the fiscal year ended October 31, 2015, the following expenditures were made using the 12b-1 fees received by AFD with respect to the Fund:

Advertising	Prospectus Printing & Mailing(1)	Distributor Compensation & Costs	Financing Charges with Respect to C Shares	Broker-Dealer Compensation & Costs
$58	$0	$187	$187	$5,437

(1) Printing and mailing of prospectuses to other than current Fund shareholders.

Administrative Services Plan

Under the terms of an Administrative Services Plan, the Fund is permitted to enter into Servicing Agreements with servicing organizations, such as broker-dealers and financial institutions, who agree to provide certain administrative support services in connection with the Class A, Class R and Institutional Service Class shares of the Fund.  Such administrative support services include, but are not limited to, the following: establishing and maintaining shareholder accounts, processing purchase and redemption transactions, arranging for bank wires, performing shareholder sub-accounting, answering inquiries regarding the Fund, providing periodic statements showing the account balance for beneficial owners or for plan participants or contract holders of insurance company separate accounts, transmitting proxy statements, periodic reports, updated prospectuses and other communications to shareholders and, with respect to meetings of shareholders, collecting, tabulating and forwarding to the Trust executed proxies and obtaining such other information and performing such other services as may reasonably be required.  With respect to the Class R shares, these types of administrative support services will be exclusively provided for retirement plans and their plan participants.

As authorized by the particular Administrative Services Plan for the Fund, the Trust has entered into Servicing Agreements for the Fund pursuant to which the contracted servicing agent for the Fund has agreed to provide certain administrative support services in connection with the Fund shares held beneficially by its customers.  In consideration for providing administrative support services, the servicing agent with whom the Trust may enter into Servicing Agreements will receive a fee, computed at the annual rate of up to 0.25% (or a maximum of 0.15% under an amendment to the Administrative Services Plan that is in effect until at least February 28, 2018) of the average daily net assets of the Class A, Class R or Institutional Service Class shares of the Fund.

Administrative Services Plan Fees

For the fiscal year ended October 31, 2015, the following administrative services fees were paid from the Fund:

Class A	Class R	Institutional Service Class
$123	$0	$26,275

Transfer Agent Out-of-Pocket Expenses

The Fund may pay and/or reimburse transfer agent out-of-pocket expenses to certain broker-dealers and financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund, subject to certain limitations approved by the Board. Transfer agent out-of-pocket expenses may be in addition to the Rule 12b-1 fees and Administrative Services fees described in the Fund’s prospectus. Transfer agent out-of-pocket expenses generally include, but are not limited to, costs associated with omnibus accounting, recordkeeping, networking, sub-transfer agency or other administrative or shareholder services.

The Fund may pay and/or reimburse transfer agent out-of-pocket expenses on an average-net-assets basis or on a per-account-per-year basis for services to the Fund and its shareholders, including on certain non-omnibus accounts. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of an investment in a share class over time and may cost more than other types of fees.

Fund Administration

Under the terms of the Fund Administration Agreement, AAMI provides various administrative and accounting services, including daily valuation of the Fund’s shares, preparation of financial statements, tax returns, and regulatory reports, and presentation of quarterly reports to the Board of Trustees.  AAMI is located at 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103.  The Trust shall pay to the Administrator, for the provision of services, an aggregate fee of 0.08% of net assets of all funds of the Trust.  Fees will be computed daily and payable monthly on the first business day of each month.  The asset-based fees are subject to an annual minimum fee equal to the number of funds of the Trust multiplied by $25,000.

Prior to February 25, 2013, the fees were as follows:

Asset-Based Annual Fee

•                  0.065% of the first $500 million in aggregate net assets of all funds of the Trust, plus

•                  0.045% of aggregate net assets of all funds of the Trust in excess of $500 million up to $2 billion; plus

•                  0.02% of the aggregate net assets of all funds of the Trust in excess of $2 billion.

The asset-based fees were subject to an annual minimum fee equal to the number of funds of the Trust multiplied by $25,000.

Fund Administration Fees

During the fiscal years ended October 31, 2015, 2014 and 2013, the Administrator was paid fees from the Fund as indicated below.

Year Ended October 31, 2015	Year Ended October 31, 2014	Year Ended October 31, 2013
$14,554	$17,547	$16,018

Transfer Agent

The Trust has entered into a Transfer Agency and Service Agreement with Boston Financial Data Services, Inc. (“BFDS”), 30 Dan Road, Canton, Massachusetts 02021, whereby BFDS provides transfer agent and dividend disbursement agent services.

Sub-Administrator, Custodian and Fund Accountant

The Trust has entered into an Amended and Restated Master Custodian Agreement (the “Custody Agreement”) with State Street Bank and Trust Company (“State Street”), State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111, whereby State Street provides custody and fund accounting services for the Fund.  Aberdeen has entered into a Sub-Administration Agreement with State Street whereby State Street will provide certain administration services to the Fund.   For the administration services provided by State Street to the Fund, Aberdeen pays State Street an asset-based fee that is calculated based on the assets of certain registered and unregistered funds and segregated accounts advised by the Adviser and its affiliates, plus certain out-of-pocket expenses, subject to a minimum fee.

Legal Counsel

Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, serves as the Trust’s legal counsel.  Drinker, Biddle & Reath LLP, One Logan Square, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Independent Trustees.

Independent Registered Public Accounting Firm

[  ] serves as the Independent Registered Public Accounting Firm for the Trust.

BROKERAGE ALLOCATION

The Adviser (or the Subadviser) is responsible for decisions to buy and sell securities and other investments for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of brokerage commissions, if any.  In transactions on stock and commodity exchanges in the United States, these commissions are negotiated, whereas on foreign stock and commodity exchanges these commissions are generally fixed and are generally higher than brokerage commissions in the United States.  In the case of securities traded on the OTC markets or for securities traded on a principal basis, there is generally no commission, but the price includes a spread between the dealer’s purchase and sale price.  This spread is the dealer’s profit.  In underwritten offerings, the price includes a disclosed, fixed commission or discount.  Most short term obligations are normally traded on a “principal” rather than agency basis.  This may be done through a dealer (e.g., a securities firm or bank) who buys or sells for its own account rather than as an agent for another client, or directly with the issuer.

Except as described below, the primary consideration in portfolio security transactions is best execution of the transaction (i.e., execution at a favorable price and in the most effective manner possible).  “Best execution” encompasses many factors affecting the overall benefit obtained by the client account in the transaction including, but not necessarily limited to, the price paid or received for a security, the commission charged, the promptness, availability and reliability of execution, the confidentiality and placement accorded the order, and customer service.  Therefore, “best execution” does not necessarily mean obtaining the best price alone but is evaluated in the context of all the execution services provided.  Both the Adviser and Subadviser have complete freedom as to the markets in and the broker-dealers through which they seek this result.

Subject to the primary consideration of seeking best execution and as discussed below, securities may be bought or sold through broker-dealers who have furnished statistical, research, corporate access, and other information or services to the Adviser or Subadviser.  In placing orders with such broker-dealers, the Adviser or Subadviser will, where possible, take into account the comparative usefulness of such information.  Such information is useful to the Adviser or Subadviser even though its dollar value may be indeterminable, and its receipt or availability generally does not reduce the Adviser’s or Subadviser’s normal research activities or expenses.

There may be occasions when portfolio transactions for the Fund are executed as part of concurrent authorizations to purchase or sell the same security for trusts or other accounts (including other mutual funds) served by the Adviser or Subadviser or by an affiliated company thereof.  Although such concurrent authorizations potentially could be either advantageous or disadvantageous to the Fund, they are affected only when the Adviser or Subadviser believes that to do so is in the interest of the Fund.  When such concurrent authorizations occur, the executions will be allocated in an equitable manner.

In purchasing and selling investments for the Fund, it is the policy of each of the Adviser and the Subadviser to obtain best execution through responsible broker-dealers.  The determination of what may constitute best execution in a securities transaction by a broker involves a number of considerations, including the overall direct net economic result to the Fund (involving both price paid or received and any commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all when a large block is involved, the availability of the broker to stand ready to execute possibly difficult transactions in the future, the professionalism of the broker, and the financial strength and stability of the broker.  These considerations are judgmental and are weighed by the Adviser or Subadviser in determining the overall reasonableness of securities executions and commissions paid.  In selecting broker-dealers, the Adviser or Subadviser will consider various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security or asset to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer’s firm; the broker-dealer’s execution services, rendered on a continuing basis; and the reasonableness of any commissions.

As discussed under “General Information about the Fund’s Portfolio Instruments and Investment Policies — Foreign Currencies” above, with respect to FX transactions, different considerations or circumstances may apply, particularly with respect to Restricted Market FX.  FX transactions executed for the Fund are divided into two main categories: (1) Restricted Market FX and (2) Unrestricted Market FX. Restricted Market FX are required to be executed by a local bank in the applicable market. Unrestricted Market FX are not required to be executed by a local bank. The Adviser or Subadviser or a third-party agent executes Unrestricted Market FX relating to trading decisions. The Fund’s custodian executes all Restricted Market FX because it has local banks or relationships with local banks in each of the restricted markets where custodial client accounts hold securities. Unrestricted Market FX relating to the repatriation of dividends and/or income/expense items not directly relating to trading may be executed by the Adviser or Subadviser or by the Fund’s custodian due to the small currency amount and lower volume of such transactions. The Fund, the Adviser and the Subadviser have limited ability to negotiate prices at which certain FX transactions are customarily executed by the Fund’s custodian, i.e., transactions in Restricted Market FX and repatriation transactions.

The Adviser and Subadviser may cause the Fund to pay a broker-dealer who furnishes brokerage and/or research services a commission that is in excess of the commission another broker-dealer would have received for executing the transaction if it is determined, pursuant to the requirements of Section 28(e) of the Exchange Act, that such commission is reasonable in relation to the value of the brokerage and/or research services provided.  Such research services may include, among other things, analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, analytic or modeling software, market data feeds, corporate access, and historical market information.  Any such research and other information provided by brokers to the Adviser or Subadviser is considered to be in addition to and not in lieu of services required to be performed by it under its investment advisory or subadvisory agreement, as the case may be.  The fees paid to the Adviser and Subadviser pursuant to their respective investment advisory or subadvisory agreement are not reduced by reason of their receiving any brokerage and research services.  The research services provided by broker-dealers can be useful to the Adviser or Subadviser in serving their other clients.  All research services received from the brokers to whom commissions are paid are used collectively, meaning such services may not actually be utilized in connection with each client account that may have provided the commission paid to the brokers providing such services.  The Adviser and Subadviser are prohibited from considering the broker-dealers’ sale of shares of any fund for which it serves as investment adviser or subadviser, except as may be specifically permitted by law.

The Adviser may direct security transactions to brokers providing brokerage and research services to the benefit of all Aberdeen clients, including the Fund.

Under the 1940 Act, “affiliated persons” of the Fund are prohibited from dealing with it as a principal in the purchase and sale of securities unless an exemptive order allowing such transactions is obtained from the SEC.  However, the Fund may purchase securities from underwriting syndicates of which the Subadviser or any of its affiliates, as defined in the 1940 Act, is a member under certain conditions, in accordance with Rule 10f-3 under the 1940 Act.

The Fund contemplates that, consistent with the policy of seeking to obtain best execution, brokerage transactions may be conducted through “affiliated brokers or dealers,” as defined in rules under the 1940 Act.  Under the 1940 Act, commissions paid by the Fund to an “affiliated broker or dealer” in connection with a purchase or sale of securities offered on a securities exchange may not exceed the usual and customary broker’s commission.  Accordingly, it is the Fund’s policy that the commissions to be paid to an affiliated broker-dealer must, in the judgment of the Adviser or the Subadviser, be (1) at least as favorable as those that would be charged by other brokers having comparable execution capability and (2) at least as favorable as commissions contemporaneously charged by such broker or dealer on comparable transactions for the broker’s or dealer’s unaffiliated customers.  The Adviser and Subadviser do not necessarily deem it practicable or in the Fund’s best interests to solicit competitive bids for commissions on each transaction.  However, consideration regularly is given to information concerning the prevailing level of commissions charged on comparable transactions by other brokers during comparable periods of time.

During the fiscal year ended October 31, 2015, the Fund did not direct transactions or pay related commissions to a broker because of research services provided.

During the fiscal years ended October 31, 2015, 2014 and 2013, the Fund paid $0 in brokerage commissions.

During the fiscal year ended October 31, 2015, the Fund held investments in securities of its regular broker-dealers as follows:

Approximate Aggregate Value of Issuer’s Securities Owned by the Fund as of Fiscal Year End October 31, 2015	Name of Broker or Dealer
$48,540	BANK OF AMERICA
$116,295	HSBC SECURITIES, INC.
$198,882	JP MORGAN CHASE & CO

ADDITIONAL INFORMATION ON PURCHASES AND SALES

Shares of the Fund have not been registered for sale outside of the United States and its territories. However, the Fund may accept investments from non-U.S. affiliates of the Adviser.

Class A Sales Charges

The charts below show the Class A sales charges, which decrease as the amount of your investment increases.

AMOUNT OF PURCHASE	SALES CHARGE AS % OF OFFERING PRICE	SALES CHARGE AS % OF AMOUNT INVESTED	DEALER COMMISSION
less than $100,000	4.25%	4.44%	3.75%
$100,000 up to $250,000	3.50	3.63	3.00
$250,000 up to $500,000	2.50	2.56	2.00
$500,000 up to $1 million	2.00	2.04	1.75
$1 million or more	None	None	None

Using the NAV per share as of October 31, 2015, the maximum offering price of the Fund’s Class A shares would be as follows:

Net Asset Value	Maximum Sales Charge	Offering Price to Public
$9.41	4.25%	$9.83

Waiver of Class A Sales Charges

You may qualify for a reduced Class A sales charge if you own or are purchasing shares of the Fund.  You may also qualify for a waiver of the Class A sales charges.  To receive the reduced or waived sales charge, you must inform Customer Service or your broker or other intermediary at the time of your purchase that you qualify for such a reduction or waiver.  If you do not inform Customer Service or your intermediary that you are eligible for a reduced or waived sales charge, you may not receive the discount or waiver that you are entitled to.  You may have to produce evidence that you qualify for a reduced sales charge or waiver before you will receive it.

The sales charge applicable to Class A shares may be waived for shares sold to financial intermediaries who have entered into an agreement with the Fund’s distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customers.

The sales charge applicable to Class A shares may be waived for the following purchases:

1)                shares sold to other registered investment companies affiliated with Aberdeen;

2)                shares sold to:

a)                any pension, profit sharing, or other employee benefit plan for the employees of Aberdeen, any of its affiliated companies, or investment advisory clients and their affiliates;

b)              401(a) plans, 401(k) plans, SIMPLE 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans, non-qualified deferred compensation plans, employer sponsored benefit plans (including health savings accounts), other similar employer-sponsored retirement and benefit plans.  (Individual retirement vehicles, such as traditional and Roth IRAs, Coverdell education savings accounts, individual 401(k) plans, individual 403(b)(7) custodial accounts, one person Keogh plans, SEPs, SARSEPs, SIMPLE IRAs or similar accounts do not qualify for the waiver.)

c)                 any life insurance company separate account registered as a unit investment trust;

d)                Trustees and retired Trustees of the Trust;

e)                 directors, officers, full-time employees, sales representatives and their employees, and retired directors, officers, employees, and sales representatives, their spouses (including domestic partners), children or immediate relatives (immediate relatives include mother, father, brothers, sisters, grandparents, grandchildren (“Immediate Relatives”)), and Immediate Relatives of deceased employees of any member of Aberdeen, or any investment advisory clients of the Adviser and its affiliates;

f)                  directors, officers, and full-time employees, their spouses (including domestic partners), children or Immediate Relatives and Immediate Relatives of deceased employees of any sponsor group which may be affiliated with Aberdeen;

g)                 financial intermediaries who have entered into an agreement with the Fund’s distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customers;

h)                any person purchasing through an account with an unaffiliated brokerage firm having an agreement with the distributor to waive sales charges for those persons; and

i)                    any directors, officers, full-time employees, sales representatives and their employees, their spouses (including domestic partners), children or Immediate Relatives, or any investment advisory clients of a broker-dealer having a dealer/selling agreement with the distributor.

Reduction of Sales Charges

Reduction of Class A Sales Charges

Shareholders can reduce or eliminate Class A shares’ initial sales charge through one or more of the discounts described below:

•                  A Larger Investment.  The sales charge decreases as the amount of your investment increases.

•                  Rights of Accumulation.  You and members of your family who live at the same address can add the current value of your Class A and Class C investments in the Aberdeen Funds and Aberdeen Investment Funds that you currently own or are currently purchasing to the value of your Class A purchase, possibly reducing the sales charge.

•                  No Sales Charge on a Repurchase.  If you sell Fund shares from your account, we allow you a one-time privilege to reinvest some or all of the proceeds in shares of the same class.  You will not pay a sales charge on Class A shares that you buy within 30 days of selling Class A shares of an equal or greater amount if you have already paid a sales charge.  Remember, if you realize a gain or a loss on your sale of shares, the transaction is taxable and reinvestment will not affect the amount of capital gains tax that is due.  If you realize a loss on your sale and you reinvest, some or all of the loss may not be allowed as a tax deduction depending on the amount you reinvest.

•                  Letter of Intent Discount.  State in writing that during a 13-month period you or a group of family members who live at the same address will purchase or hold at least $100,000 in Class A shares and your sales charge will be based on the total amount you intend to invest.  You can also combine your purchase of Class A and Class C Shares in the Aberdeen Funds and Aberdeen Investment Funds to fulfill your Letter of Intent.  Your Letter of Intent is not a binding obligation to buy shares of the Fund; it is merely a statement of intent.  You are not legally required to complete the purchases indicated in your Letter of Intent. However, if you do not fulfill your Letter of Intent, additional sales charges may be due and shares in your account would be liquidated to cover those sales charges.

Class A Finder’s Fee and Corresponding CDSC

There are no front-end sales charges for purchases of Class A shares of the Fund of $1 million or more.  An investor may purchase $1 million or more of Class A shares in one or more of the Aberdeen funds and avoid the front-end sales charge.  However, unless an investor is otherwise eligible to purchase Class A shares without a sales charge, the investor will pay a CDSC if he or she redeems such Class A shares within 18 months of the date of purchase.  With respect to such purchases, the distributor or the Adviser may pay dealers a finders’ fee (as described below) on investments made in Class A shares with no initial sales charge.  The CDSC covers the finder’s fee paid by the distributor or the Adviser to the selling dealer.  For the selling dealer to be eligible for the finders’ fee, the following requirements apply:

•                  The purchase can be made in any combination of the funds of the Trust.  The amount of the finder’s fee will be determined based on the particular combination of the funds purchased.

The applicable finder’s fee will be determined on a pro rata basis to the purchase of each particular fund.

•                  The shareholder will be subject to a CDSC for shares redeemed in any redemption within the first 18 months of purchase.

The CDSC will equal the amount of the finder’s fee paid out to the dealer as described in the chart below.  The applicable CDSC will be determined on a pro rata basis according to the amount of the redemption from the Fund.  The Class A CDSC will not exceed the aggregate amount of the finder’s fee the distributor or Adviser paid to the selling dealer on all purchases of Class A shares of all funds an investor made that were subject to the Class A CDSC.

Amount of Finder’s Fee/Contingent Deferred Sales Charge

Amount of Purchase	Amount of CDSC
$1 million up to $4 million	0.75%
$4 million up to $25 million	0.50%
$25 million or more	0.25%

CDSC for Class C Shares

You will pay a CDSC of 1.00% if you sell your Class C shares within the first year after you purchased the shares.  The distributor or the Adviser compensates broker-dealers and financial intermediaries for sales of Class C shares from its own resources at the rate of 1.00% of sales of Class C shares of the Fund.  The CDSC is never imposed on dividends, whether paid in cash or reinvested, or on appreciation over the initial purchase price.  The CDSC applies only to the lesser of the original investment or current market value.

Other Dealer Compensation

In addition to the dealer commissions and payments under its 12b-1 Plan, from time to time, the Adviser and/or its affiliates may make payments for distribution and/or shareholder servicing activities out of their past profits and other of their own resources.  The Adviser may also pay and/or reimburse transfer agent out-of-pocket expenses to certain broker-dealers and financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund, subject to certain limitations approved by the Board. Transfer agent out-of-pocket expenses generally include, but are not limited to, costs associated with recordkeeping, networking, sub-transfer agency or other administrative services.  The Adviser and/or its affiliates may make payments for marketing, promotional, or related services provided by dealers and other financial intermediaries, and may be in exchange for factors that include, without limitation, differing levels or types of services provided by the intermediary, the expected level of assets or sales of shares, the placing of some or all of the funds of the Trust on a preferred or recommended list, access to an intermediary’s personnel, and other factors.  The amount of these payments is determined by the Adviser.

In addition to these payments described above, the Adviser or its affiliates may offer other sales incentives in the form of sponsorship of educational or client seminars relating to current products and issues, assistance in training and educating the intermediary’s personnel, and/or entertainment or meals.  These payments also may include, at the direction of a retirement plan’s named fiduciary, amounts to intermediaries for certain plan expenses or otherwise for the benefit of plan participants and beneficiaries.  As permitted by applicable law, the Adviser or its affiliates may pay or allow other incentives or payments to intermediaries.

The payments described above are often referred to as “revenue sharing payments.”  The recipients of such payments may include:

•                  the distributor and other affiliates of the Adviser,

•                  broker-dealers,

•                  financial institutions, and

•                  other financial intermediaries through which investors may purchase shares of the Fund.

Payments may be based on current or past sales; current or historical assets; or a flat fee for specific services provided.  In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund to you instead of shares of funds offered by competing fund families.

Class R Shares

Class R shares generally are available only to 401(a) plans, 401(k) plans, 457 plans, 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, non-qualified deferred compensation plans and other retirement accounts (collectively, “retirement plans”) whereby the retirement plan or the retirement plan’s financial service firm has an agreement with the Fund’s distributor to utilize Class R shares in certain investment products or programs.  Class R shares are generally available to small and mid-sized retirement plans having at least $1 million in assets.  In addition, Class R shares also are generally available only to retirement plans where Class R shares are held on the books of the Fund through omnibus accounts (either at the plan level or at the level of the financial services firm) and where the plans are introduced by an intermediary, such as a broker, third party administrator, registered investment adviser or other retirement plan service provider.  Class R shares are not available to retail or institutional non-retirement accounts, traditional and Roth IRAs, Coverdell Education Savings Accounts, SEPs, SAR-SEPs, one person Keogh plans, SIMPLE IRAs, individual 403(b) plans, or through 529 Plan accounts.

A retirement plan’s intermediaries can help determine which class is appropriate for that retirement plan.  If a retirement plan qualifies to purchase other shares of the Fund, one of these other classes may be more appropriate than Class R shares.  Specifically, if a retirement plan eligible to purchase Class R shares is otherwise qualified to purchase Class A shares at NAV or at a reduced sales charge or to purchase Institutional Service Class or Institutional Class shares, one of these classes may be selected where the retirement plan does not require the distribution and administrative support services typically required by Class R share investors and/or the retirement plan’s intermediaries have elected to forgo the level of compensation that Class R shares provide.  Plan fiduciaries should consider their obligations under ERISA in determining which class is an appropriate investment for a retirement plan.  A retirement plan’s intermediaries may receive different compensation depending upon which class is chosen.

Redemptions

Generally, the Fund will pay you for shares that redeem one day after your redemption request is received, however, the Fund may take three days in certain circumstances. The Fund may delay forwarding redemption proceeds for up to seven days (i) if the investor redeeming shares is engaged in excessive trading, or (ii) if the amount of the redemption request otherwise would be disruptive to efficient portfolio management or would adversely affect the Fund.

In-Kind Redemptions

The Fund generally plans to redeem its shares for cash with the following exceptions.  As described in the Prospectus, the Fund reserves the right, in circumstances where in its sole discretion it determines that cash redemption payments would be undesirable, taking into account the best interests of all Fund shareholders, to honor any redemption request by transferring some of the securities held by the Fund directly to you (an “in-kind redemption”).

The Trust has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which the Trust is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the Fund’s NAV during any 90-day period for any one shareholder.

The Trust’s Board of Trustees has adopted procedures for redemptions in-kind by a shareholder including affiliated persons of the Fund.  Affiliated persons of the Fund include shareholders who are affiliates of the Adviser and shareholders of the Fund owning 5% or more of the outstanding shares of the Fund.  These procedures provide that a redemption in-kind shall be effected at approximately the shareholder’s proportionate share of the Fund’s current net assets, so that redemptions will not result in the dilution of interests of the remaining shareholders.  The procedures also require that the distributed securities be valued in the same manner as they are valued for purposes of computing the Fund’s NAV and that any redemption in-kind made by an affiliated party does not favor such affiliate to the detriment of any other shareholder.  The Trust’s Chief Financial Officer or his or her designee must determine that the redemption is in the best interests of the Fund.  Use of the redemption in-kind procedures will allow the Fund to avoid having to sell significant portfolio assets to raise cash to meet the shareholder’s redemption request - thus limiting the potential adverse effect on the Fund’s NAV.

Medallion Signature Guarantee

A medallion signature guarantee is required if: (1) the redemption check is made payable to anyone other than the registered shareholder; (2) the redemption proceeds are mailed to an address other than the address of record; (3) your account address has changed within the past 15 calendar days; (4) the redemption proceeds are being wired or sent by ACH to a bank for which instructions are currently not on your account; (5) the redemption proceeds are being wired or sent by ACH to a bank account that has been added or changed within the past 15 calendar days; or (6) ownership is being changed on your account.  The distributor reserves the right to require a medallion signature guarantee in other circumstances, without notice.  Based on the circumstances of each transaction, the distributor reserves the right to require that your signature be guaranteed by an authorized agent of an “eligible guarantor institution,” which includes, but is not limited to, certain banks, credit unions, savings associations, and member firms of national securities exchanges.  A medallion signature guarantee is designed to protect the shareholder by helping to prevent an unauthorized person from redeeming shares and obtaining the proceeds.  A notary public is not an acceptable guarantor.  In certain special cases (such as corporate or fiduciary registrations), additional legal documents may be required to ensure proper authorizations.  If the distributor decides to require signature guarantees in all circumstances, shareholders will be notified in writing prior to implementation of the policy.  The distributor, at its discretion, may waive the requirement for a signature guarantee.

Accounts With Low Balances

If the value of your account falls below $1,000 for any reason, including market fluctuation, you are generally subject to a $5 quarterly fee, which is deposited into the Fund to offset the expenses of small accounts.  We will sell shares from your account quarterly to cover the fee.

Listed below are certain cases in which the Fund has elected, in its discretion, not to assess the Minimum Balance Fee.  These exceptions are subject to change:

•                  Accounts of shareholders that are held by intermediaries under the NSCC Fund/SERV system in Networking Level 0 (Trust) and Level 3 accounts;

•                  Individual Retirement Accounts;

•                  Retirement Plans including but not limited to 401(k) plans, 457 plans, 403(b) plans, profit sharing and money purchase pension plans, defined benefit plans, nonqualified deferred compensation plans; and

•                  Coverdell Educational Savings Accounts

We reserve the right to sell the rest of your shares and close your account if you make a sale that reduces the value of your account to less than $1,000.  Before the account is closed, we will give you notice and allow you 60 days to purchase additional shares to avoid this action.  We do this because of the high cost of maintaining small accounts.

VALUATION OF SHARES

Under normal circumstances, the NAV per share for the Fund is determined as of the close of regular trading on the New York Stock Exchange (the “Exchange”) (usually 4 p.m. Eastern Time) on each day that the Exchange is open (a “Business Day”) and on such other days as the Board of Trustees determines (together, the “Valuation Time”).  However, to the extent that the Fund’s investments are traded in markets that are open when the Exchange is closed, the value of the Fund’s investments may change on days when shares cannot be purchased or redeemed.

The Fund will not compute NAV on customary business holidays, including New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day, or the days when such holidays are observed and other days when the Exchange is regularly closed.  In the event that the Exchange experiences a non-routine or unscheduled closure, the Fund may, but generally does not expect to, compute NAV.  Fund shares may be priced on days that the Exchange is closed if the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the bond markets remain open for all or part of the day.  On any business day when the SIFMA recommends that the bond markets close early, the Fund reserves the right to close at or prior to the SIFMA recommended closing time. If the Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund’s closing time and credit will be given to the next business day.

The Fund reserves the right not to determine its NAV when: (i) the Fund has not received any orders to purchase, sell or exchange shares and (ii) changes in the value of the Fund’s portfolio do not affect the Fund’s NAV.

Under normal circumstances, the offering price for orders received in good form before the close of the Exchange, on each business day the Exchange is open for trading, will be based upon calculation of the NAV at the close of regular trading on the Exchange. For orders received in good form after the close of regular trading on the Exchange, or on a day on which the Exchange is not open for trading, the offering price is based upon NAV at the close of the Exchange on the next day thereafter on which the Exchange is open for trading. The NAV of a share of the Fund on which offering and redemption prices are based is the Total Net Assets (“TNA”) of the Fund, divided by the number of shares outstanding, with the result adjusted to the nearer cent. The TNA of the Fund is determined by subtracting the liabilities of the Fund from the value of its assets (chiefly composed of investment securities).  The NAV per share of a class is computed by adding the value of all securities and other assets in the Fund’s portfolio allocable to such class, deducting any liabilities allocable to such class and any other liabilities charged directly to that class and dividing by the number of shares outstanding in such class.

The Fund values its securities at current market value or fair value, consistent with regulatory requirements.  “Fair value” is defined in the Fund’s valuation and liquidity procedures as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants without a compulsion to contract at the measurement date.

Equity securities that are traded on an exchange are valued at the last quoted sale price on the principal exchange on which the security is traded at the “Valuation Time”, subject to application, when appropriate, of the valuation factors described in the paragraph below. The Valuation Time is as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time). In the absence of a sale price, the security is valued at the mean of the bid/ask quoted at the close on the principal exchange on which the security is traded. Securities traded on NASDAQ are valued at the NASDAQ official closing price. Open-end mutual funds are valued at the respective net asset value as reported by such company. The prospectuses for the registered open-end management investment companies in which the Fund invests explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.  Closed-end funds and ETFs are valued at the market price of the security at the Valuation Time.

Foreign equity securities that are traded on foreign exchanges that close prior to the Valuation Time are valued by applying valuation factors to the last sale price or the mean price as noted above. Valuation factors are provided by an independent pricing service provider. These valuation factors are used when pricing the Fund’s portfolio holdings to estimate market movements between the time foreign markets close and the time the Fund values such foreign securities. These valuation factors are based on inputs such as depositary receipts, indices, futures, sector indices/ETFs, exchange rates, and local exchange opening and closing prices of each security. When prices with the application of valuation factors are utilized, the value assigned to the foreign securities may not be the same as quoted or published prices of the securities on their primary markets. Valuation factors are not utilized if the independent pricing service provider is unable to provide a valuation factor or if the valuation factor falls below a predetermined threshold.

Long-term debt and other fixed income securities are valued at the last quoted or evaluated bid price on the valuation date provided by an independent pricing service provider approved by the Board.  Pricing services generally price debt securities assuming orderly transactions of an institutional “round lot” size, but some trades occur in smaller, “odd lot” sizes which may be affected at lower prices than institutional round lot trades. If there are no current day bids, the security is valued at the previously applied bid. Short-term debt securities (such as commercial paper and U.S. treasury bills) having a remaining maturity of 60 days or less are valued at the last quoted or evaluated bid price on the valuation date provided by an independent pricing service, or on the basis of amortized cost if it represents the best approximation for fair value.

Derivative instruments are generally valued according to the following procedures. Forward currency exchange contracts are generally valued based on the current spot exchange rates and the forward exchange rate points (ex. 1-month, 3-month) that are obtained from an approved pricing agent. Based on the actual settlement dates of the forward contracts held, an interpolated value of the forward points is combined with the spot exchange rate to derive the valuation.  Futures contracts are generally valued at the most recent settlement price as of NAV determination.  Swap agreements are generally valued by an approved pricing agent based on the terms of the swap agreement (including future cash flows).  When market quotations or exchange rates are not readily available, or if the Adviser concludes that such market quotations do not accurately reflect fair value, the fair value of the Fund’s assets are determined in good faith in accordance with the Valuation Procedures.

In the event that a security’s market quotations are not readily available or are deemed unreliable (for reasons other than because the foreign exchange on which it trades closed before the Valuation Time), the security is valued at fair value as determined by the Fund’s Pricing Committee, taking into account the relevant factors and surrounding circumstances using valuation policies and procedures approved by the Fund’s Board of Trustees.

The time at which transactions and Fund shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the Exchange and/or the bond markets are stopped at a time other than their regularly scheduled closing time. In the event the Exchange and/or the bond markets do not open for business, the Trust may, but is not required to, open the Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open.

The Trust may suspend the right of redemption for such periods as are permitted under the 1940 Act and under the following unusual circumstances: (a) when the New York Stock Exchange is closed (other than weekends and holidays) or trading is restricted; (b) when an emergency exists, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or (c) during any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

SYSTEMATIC INVESTMENT STRATEGIES

Automatic Investment Plan - This is a systematic investment strategy which combines automatic monthly transfers from your personal checking account to your mutual fund account with the concept of Dollar Cost Averaging.  With this strategy, you invest a fixed amount monthly over an extended period of time, during both market highs and lows.  Dollar Cost

Averaging can allow you to achieve a favorable average share cost over time since your fixed monthly investment buys more shares when share prices fall during low markets, and fewer shares at higher prices during market highs.  However, no formula can assure a profit or protect against loss in a declining market.  Once you have opened an account with at least $1,000, you can contribute to an Automatic Investment Plan for as little as $50 a month in the Fund.

Systematic Exchange Plan and Dividend Moves - This systematic exchange plan allows you to transfer $50 or more to one Aberdeen fund from another Aberdeen fund systematically, monthly or quarterly.  Accounts participating in a systematic exchange plan have a minimum balance requirement of $5,000.  The money is transferred on the 25th day of the month as selected or on the preceding business day.  Dividends of any amount can be moved automatically from one Aberdeen fund to another at the time they are paid.  This strategy can provide investors with the benefits of Dollar Cost Averaging through an opportunity to achieve a favorable average share cost over time.  With this plan, your fixed monthly or quarterly transfer from the Fund to any other Aberdeen fund you select buys more shares when share prices fall during low markets and fewer shares at higher prices during market highs.  However, no formula can assure a profit or protect against loss in a declining market.

Systematic Withdrawal Plan (“SWP”) ($50 or More) - You may have checks for any fixed amount of $50 or more automatically sent bi-monthly, monthly, quarterly, semi-annually or annually, to you (or anyone you designate) from your account.  Complete the appropriate section of the New Account Form or contact your financial intermediary or the Fund.  Your account value must meet the minimum initial investment amount at the time the program is established.  This program may reduce and eventually deplete your account.  Generally, it is not advisable to continue to purchase Class A or Class C shares subject to a sales charge while simultaneously redeeming shares under the program.  The $50 minimum is waived for required minimum distributions from individual retirement accounts.

NOTE: If you are withdrawing more shares than your account receives in dividends, you will be decreasing your total shares owned, which will reduce your future dividend potential.

INVESTOR PRIVILEGES

The Fund offers the following privileges to shareholders.  Additional information may be obtained by calling toll free 866-667-9231.

No Sales Charge On Reinvestments - All dividends and capital gains will be automatically reinvested free of charge in the form of additional shares within the same class of the Fund or another specifically requested fund in the Trust (but the same class) unless you have chosen to receive them in cash on your application.  Unless requested in writing by the shareholder, the Trust will not mail checks for dividends and capital gains of less than $5 but instead they will automatically be reinvested in the form of additional shares.

Exchange Privilege - The exchange privilege is a convenient way to exchange shares from one Aberdeen fund to another Aberdeen fund in order to respond to changes in your goals or in market conditions.  The registration of the account to which you are making an exchange must be exactly the same as that of the fund account from which the exchange is made, and the amount you exchange must meet the applicable minimum investment of the fund being purchased.  The exchange privilege may be limited due to excessive trading or market timing of fund shares.

Exchanges Among Aberdeen Funds.  Exchanges may be made among any of the Aberdeen funds within the same class of shares (except for any other fund not currently accepting purchase orders), so long as both accounts have the same registration, and your first purchase in the new fund meets the new fund’s minimum investment requirement.

Because Class R shares of the Fund are held within retirement plans, exchange privileges with other Class R shares of the Aberdeen funds may not be available unless the Class R shares of the other Aberdeen funds are also available within a plan.  Please contact your retirement plan administrator for information on how to exchange your Class R shares within your retirement plan.

Generally, there is no sales charge for exchanges of Class C, Institutional Service Class or Institutional Class shares.  However, if your exchange involves certain Class A shares, you may have to pay the difference between the sales charges if a higher sales charge applies to the fund into which you are exchanging.  If you exchange your Class A shares of a fund that are subject to a CDSC into another Aberdeen fund and then redeem those Class A shares within 18 months of the original purchase, the applicable CDSC will be the CDSC for the original fund.

If you wish to purchase shares of a fund or class for which the exchange privilege does not apply, you will pay any applicable CDSC at the time you redeem your shares and pay any applicable front-end load on the new fund you are purchasing unless a sales charge waiver otherwise applies.

Exchanges May Be Made in the Following Ways:

By Telephone

Automated Voice Response System - You can automatically process exchanges for the Fund by calling 866-667-9231, 24 hours a day, seven days a week.  However, if you declined the option on the application, you will not have this automatic exchange privilege.  This system also gives you quick, easy access to mutual fund information.  Select from a menu of choices to conduct transactions and hear fund price information, mailing and wiring instructions as well as other mutual fund information.  You must call our toll free number by the Valuation Time to receive that day’s closing share price.  The Valuation Time is the close of regular trading of the Exchange, which is usually 4:00 p.m. Eastern Time.

Customer Service Line - By calling 866-667-9231, you may exchange shares by telephone.  Requests may be made only by the account owner(s).  You must call our toll free number by the Valuation Time to receive that day’s closing share price.

The Fund may record all instructions to exchange shares.  The Fund reserves the right at any time without prior notice to suspend, limit or terminate the telephone exchange privilege or its use in any manner by any person or class.

The Fund will employ the same procedure described under “Buying, Selling and Exchanging Fund Shares” in the Prospectus to confirm that the instructions are genuine.

The Fund will not be liable for any loss, injury, damage, or expense as a result of acting upon instructions communicated by telephone reasonably believed to be genuine, and the Fund will be held harmless from any loss, claims or liability arising from its compliance with such instructions.  These options are subject to the terms and conditions set forth in the Prospectus and all telephone transaction calls may be recorded.  The Fund reserves the right to revoke this privilege at any time without notice to shareholders and request the redemption in writing, signed by all shareholders.

By Mail or Fax - Write or fax to Aberdeen Funds, P.O. Box 55930, Boston, MA 02205-5930 or fax to 866-923-4269.  Please be sure that your letter or facsimile is signed exactly as your account is registered and that your account number and the fund from which you wish to make the exchange are included.  For example, if your account is registered “John Doe and Mary Doe,”  “Joint Tenants With Right of Survivorship,” then both John Doe and Mary Doe must sign the exchange request.  The exchange will be processed effective the date the signed letter or fax is received.  Fax requests received after the Valuation Time will be processed as of the next business day.  The Fund reserves the right to require the original document if you use the fax method.

By On Line Access - Log on to our website, www.aberdeen-asset.us/aam.nsf/usRetail/home, 24 hours a day, seven days a week, for easy access to your mutual fund accounts.  Once you have reached the website, you will be instructed on how to select a password and perform transactions.  You can choose to receive information on all Aberdeen funds as well as your own personal accounts.  You may also perform transactions, such as purchases, redemptions and exchanges.  The Fund may terminate the ability to buy Fund shares on its website at any time, in which case you may continue to exchange shares by mail, wire or telephone pursuant to the Prospectus.

INVESTOR SERVICES

Automated Voice Response System - Our toll free number 866-667-9231 will connect you 24 hours a day, seven days a week to the system.  Through a selection of menu options, you can conduct transactions, hear fund price information, mailing and wiring instructions and other mutual fund information.

Toll Free Information and Assistance - Customer service representatives are available to answer questions regarding the Fund and your account(s) between the hours of 8 a.m. and 9 p.m. Eastern Time (Monday through Friday).

Retirement Plans - Shares of the Fund may be purchased for Self-Employed Retirement Plans, Individual Retirement Accounts (IRAs), Roth IRAs, Coverdell Education Savings Accounts, IRAs, Simplified Employee Pension Plans, Corporate Pension Plans, Profit Sharing Plans and Money Purchase Plans.

Shareholder Confirmations - You will receive a confirmation statement each time a requested transaction is processed.  However, no confirmations are mailed on certain pre-authorized, systematic transactions, or IRAs.  Instead, these will appear on your next consolidated statement.

Consolidated Statements - Shareholders of the Fund receive quarterly statements as of the end of March, June, September and December.  Please review your statement carefully and notify us immediately if there is a discrepancy or error in your account.

For shareholders with multiple accounts, your consolidated statement will reflect all your current holdings in the Fund and other funds in the Trust.  Your accounts are consolidated by social security number and zip code.  Accounts in your household under other social security numbers may be added to your statement at your request.  Only transactions during the reporting period will be reflected on the statements.  An annual summary statement reflecting all calendar-year transactions in all your Aberdeen funds will be sent after year-end.

Average Cost Statement - This statement may aid you in preparing your tax return and in reporting capital gains and losses to the IRS.  If you redeemed any shares during the calendar year, a statement reflecting your taxable gain or loss for the calendar year (based on the average cost you paid for the redeemed shares) will be mailed to you following each year-end.  Average cost can only be calculated on accounts opened on or after January 1, 1984.  Fiduciary accounts and accounts with shares acquired by gift, inheritance, transfer, or by any means other than a purchase cannot be calculated.

Average cost is one of the IRS approved methods available to compute gains or losses.  You may wish to consult a tax advisor on the other methods available.

Shareholder Reports - All shareholders will receive reports semi-annually detailing the financial operations of the Fund.

Prospectus - An updated prospectus will be mailed to you at least annually.

Undeliverable Mail - If mail from the Fund to a shareholder is returned as undeliverable on two or more consecutive occasions, the Fund will not send any future mail to the shareholder unless it receives notification of a correct mailing address for the shareholder.  With respect to any redemption checks or dividend/capital gains distribution checks that are returned as undeliverable or not presented for payment within six months, the Trust reserves the right to reinvest the check proceeds and any future distributions in shares of the Fund at the then-current NAV of the Fund until the Fund receives further instructions from the shareholder.

ADDITIONAL INFORMATION

Description of Shares

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of each fund and to divide or combine such shares into a greater or lesser number of shares without thereby exchanging the proportionate beneficial interests in the Trust.  Each share of a fund represents an equal proportionate interest in that fund with each other share.  The Trust reserves the right to create and issue a number of different funds.  Shares of each fund would participate equally in the earnings, dividends, and assets of that particular fund.  Upon liquidation of a fund, shareholders are entitled to share pro rata in the net assets of such fund available for distribution to shareholders.

The Trust presently consists of the following [25] series of shares of beneficial interest, without par value and with the various classes listed:

FUND	SHARE CLASS
Aberdeen Multi-Manager Alternative Strategies Fund II	Class A, Class C, Class R, Institutional Class
Aberdeen China Opportunities Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Emerging Markets Fund	Class A, Class C, Class R, Institutional Service Class,

FUND	SHARE CLASS
Institutional Class
Aberdeen Emerging Markets Debt Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Equity Long-Short Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Global Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Global Natural Resources Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen International Small Cap Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen International Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Japanese Equities Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen U.S. Small Cap Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen U.S. Multi-Cap Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Emerging Markets Debt Local Currency Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Global Unconstrained Fixed Income Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Tax-Free Income Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Ultra-Short Duration Bond Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Dynamic Allocation Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Diversified Income Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Diversified Alternatives Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Asia Bond Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Asia-Pacific (ex-Japan) Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen Asia-Pacific Smaller Companies Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen European Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class

FUND	SHARE CLASS
Aberdeen Latin American Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class
Aberdeen U.S. Mid Cap Equity Fund	Class A, Class C, Class R, Institutional Service Class, Institutional Class

You have an interest only in the assets of the Fund and any other fund whose shares you own.  Shares of a particular class are equal in all respects to other shares of that class.  In the event of liquidation of the Fund, shares of the same class will share pro rata in the distribution of the net assets of the Fund with all other shares of that class.  All shares are without par value and when issued and paid for, are fully paid and nonassessable by the Trust.  Shares may be exchanged or converted as described in this Statement of Additional Information and in the Prospectus but will have no other preference, conversion, exchange or preemptive rights.

Voting Rights

Shareholders of each class of shares have one vote for each share held and a proportionate fractional vote for any fractional share held.  An annual or special meeting of shareholders to conduct necessary business is not required by the Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to amend the Declaration of Trust, the Investment Advisory Agreement, fundamental investment objectives, fundamental investment policies and fundamental investment restrictions, to elect and remove Trustees, to reorganize the Trust or any series or class thereof and to act upon certain other business matters.  In regard to sale of assets; the change of fundamental investment objectives, policies and restrictions; the approval of an Investment Advisory Agreement; or any other matter for which a shareholder vote is sought, the right to vote is limited to the holders of shares of the particular fund affected by the proposal.  In addition, holders of shares subject to a Rule 12b-1 fee will vote as a class and not with holders of any other class with respect to the approval of the Distribution Plan.

To the extent that such a meeting is not required, the Trust does not intend to have an annual or special meeting of shareholders.

ADDITIONAL GENERAL TAX INFORMATION

Buying a Dividend

If you are a taxable investor and invest in the Fund shortly before the record date of a taxable distribution, the distribution will lower the value of the Fund’s shares by the amount of the distribution, and you will in effect receive some of your investment back, but in the form of a taxable distribution.

Multi-Class Funds

The Fund calculates dividends and capital gain distributions the same way for each class.  The amount of any dividends per share will differ, however, generally due to the difference in the distribution and service (Rule 12b-1) and administrative services fees applicable to each class.

Distributions of Net Investment Income

The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes its net investment income from which dividends may be paid to you. If you are a taxable investor, any distributions by the Fund from such income (other than qualified dividend income received by individuals) will be taxable to you at ordinary income tax rates, whether you receive them in cash or in additional shares. Distributions from qualified dividend income will be taxable to individuals at long-term capital gain rates, provided certain holding period requirements are met by you and the Fund. See the discussion below under the heading, “Qualified Dividend Income for Individuals.”

Distributions of Capital Gains

The Fund may realize a capital gain or loss in connection with sales or other dispositions of its portfolio securities. Distributions derived from the excess of net short-term capital gain over net long-term capital loss will be taxable to you as ordinary income. Distributions paid from the excess of net long-term capital gain over net short-term capital loss will be taxable to you as long-term capital gain, regardless of how long you have held your shares in the Fund. Any net short-term or long-term capital gain realized by the Fund (net of any capital loss carryovers) generally will be distributed once each year, and may be distributed more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund.

For federal income tax purposes, the Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains.  These amounts are available to be carried forward to offset future capital gains to extent permitted by the Code and applicable tax regulations.  Loss carryforwards stemming from pre-2011 taxable years are subject to an eight-year expiration.  In the event that the Fund were to experience an ownership change as defined for federal income tax purposes, the Fund’s loss carryforwards may be subject to limitation.

Medicare Contribution Tax

A 3.8 percent Medicare contribution tax will be imposed on net investment income, among other things, including interest, dividends, and net gain from investments, of U.S. individuals with income exceeding $200,000 (or $250,000 if married filing jointly), and of estates and trusts.

Returns of Capital

If the Fund’s distributions exceed its taxable income and capital gains realized during a taxable year, all or a portion of the distributions made in the same taxable year may be recharacterized as a return of capital to shareholders.  A return of capital distribution generally will not be taxable, but will reduce each shareholder’s cost basis in the Fund and result in a higher reported capital gain or lower reported capital loss when those shares on which the distribution was received are sold.  Any return of capital in excess of your basis, however, is taxable as a capital gain.

Investments in Foreign Securities

Effect of foreign withholding taxes.  The Fund may be subject to foreign withholding taxes on income from certain foreign securities.  This, in turn, could reduce the Fund’s distributions paid to you.

Effect of foreign debt investments on distributions.  Realized gains and losses from the sale of debt securities are treated as ordinary income or loss for federal income tax purposes by the Fund, to the extent attributable to foreign exchange gains or losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund’s ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund’s ordinary income distributions to you and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital.

Pass-through of foreign tax credits.  If more than 50% of the Fund’s total assets at the end of a fiscal year is invested in foreign securities or, at the close of each quarter, is at least 50% invested in other regulated investment companies, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income (if you itemize your income tax deductions) or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain shareholders). The Fund will provide you with the information necessary to complete your personal income tax return if it makes this election.  The amount of any foreign tax credits available to you (as a result of the pass-through to you of your pro rata share of foreign taxes by paid by the Fund) will be reduced if you receive foreign dividends from the Fund reported as qualified dividend income subject to taxation at long-term capital gain rates. Shareholders in these circumstances should talk with their personal tax advisors about their foreign tax credits and the procedures that they should follow to claim these credits on their personal income tax returns.

PFIC securities.  The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be passive foreign investment companies (“PFICs”). In general, a PFIC is any foreign corporation if 75% or more of its gross income for its taxable year is passive income, or 50% or more of its average assets (by value) are held for the production of passive income. When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any unrealized gains as ordinary income at the end of the Fund’s fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold or received dividends from these securities. You should also be aware that the designation of a foreign security as a PFIC security would cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will not qualify for the reduced rate of taxation on qualified dividends for individuals when distributed to you by the Fund. In addition, if the Fund is unable to identify an investment as a PFIC and thus does not make a mark-to-market election, the Fund may be subject to U.S. federal income tax (the effect of which could be mitigated by making a mark-to-market election in a year prior to the sale) on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.

Information on the Amount and Tax Character of Distributions

The Fund will inform you of the amount of your ordinary income and capital gain dividends at the time they are paid and will advise you of its tax status for federal income tax purposes shortly after the end of each calendar year.  If you have not held Fund shares for a full year, the Fund may designate and distribute to you, as ordinary income, as qualified dividends or as capital gains a percentage of income that may not be equal to the actual amount of this type of income earned during the period of your investment in the Fund.  Taxable distributions declared by the Fund in December to shareholders of record in such month but paid in January are taxable to you as if they were paid in December.

Election to be Taxed as a Regulated Investment Company

The Fund intends to elect or has elected to be treated as a regulated investment company under Subchapter M of the Code. The Fund has qualified as a regulated investment company for its most recent fiscal year and intends to continue to qualify during the current fiscal year. As a regulated investment company, the Fund generally is not subject to entity-level federal income tax on the income and gains it distributes to you. The Board of Trustees reserves the right not to distribute the Fund’s net long-term capital gain or not to maintain the qualification of the Fund as a regulated investment company if it determines such a course of action to be beneficial to shareholders. If net long-term capital gain is retained, the Fund would be taxed on the gain at the highest corporate tax rate, and the shareholders of the Fund would be notified that they are entitled to a credit or refund for the tax paid by the Fund. If the Fund fails to qualify as a regulated investment company, the Fund would be subject to federal and possibly state corporate taxes on its taxable income and gain, and distributions to you would be taxed as dividend income to the extent of the Fund’s earnings and profits.

In order to qualify as a regulated investment company for federal income tax purposes the Fund must meet certain asset diversification, income, and distribution specific requirements, including:

(i) the Fund must derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies and net income derived from interests in “qualified publicly traded partnerships” (i.e., partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends, capital gains, and other traditionally permitted mutual fund income);

(ii) the Fund must diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (a) at least 50% of the market value of the Fund’s assets is represented by cash, securities of other regulated investment companies, U.S. Government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Fund’s assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of its assets is invested in the securities (other than U.S. Government securities or securities of other regulated investment companies) of any one issuer, any two or more issuers of which 20% or more of the voting stock is held by the Fund and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or in the securities of one or more qualified publicly traded partnerships; and

(iii) the Fund must distribute to its shareholders at least the sum of (i) 90% of its “investment company taxable income” (i.e., income other than its net realized long-term capital gain over its net realized short-term capital loss), plus or minus certain adjustments, and (ii) 90% of its net tax-exempt income for the taxable year.  The Fund will be subject to income tax at regular corporation rates on any taxable income or gains that it does not distribute to its shareholders.

Excise Tax Distribution Requirements

To avoid a 4% federal excise tax, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts: 98% of its taxable ordinary income earned during the calendar year; 98.2% of its capital gain net income earned during the twelve-month period ending October 31; and 100% of any undistributed amounts from the prior year.  The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December) but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Sales, Exchanges and Redemption of Fund Shares

Sales, exchanges, and redemptions (including redemptions in kind) of Fund shares are taxable transactions for federal and state income tax purposes. If you sell your Fund shares, whether you receive cash or exchange them for shares of a different fund, the IRS requires you to report any gain or loss on your sale or exchange. If you owned your shares as a capital asset, any gain or loss that you realize generally is a capital gain or loss, and is long-term or short-term, depending on how long you owned your shares.  Any redemption/exchange fees you incur on shares redeemed or exchanged within 90 days after the date they were purchased will decrease the amount of any capital gain (or increase any capital loss) you realize on the sale or exchange.

Sales at a Loss Within Six Months of Purchase.  Any loss incurred on the sale or exchange of Fund shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.

Wash Sales. All or a portion of any loss that you realize on the sale of your Fund shares is disallowed to the extent that you buy other shares in the Fund (through reinvestment of dividends or otherwise) within 30 days before or after your sale. Any loss disallowed under these rules is added to your tax basis in the new shares.

Deferral of Basis — Class A shares only.  In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

If:

•                  In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

•                  You sell some or all of your original shares within 90 days of their purchase, and

•                  You reinvest the sales proceeds in the Fund or in another fund on or before January 31 of the following year, and the sales charge that would otherwise apply is reduced or eliminated;

Then:

In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

Cost Basis Reporting.  The Fund’s administrative agent will be required to provide you with cost basis information on the sale of any of your shares in the Fund, subject to certain exceptions.  This cost basis reporting requirement is effective for shares purchased in the Fund on or after January 1, 2012.

U.S. Government Securities

The income earned on certain U.S. Government securities is exempt from state and local personal income taxes if earned directly by you.  States also grant tax-free status to dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by the Fund.  The income on Fund investments in certain securities, such as repurchase agreements collateralized by U.S. Government obligations, commercial paper and federal agency-backed obligations (e.g., Government National Mortgage Association (Ginnie Mae) or Federal National Mortgage Association (Fannie Mae) securities), generally does not qualify for tax-free treatment.  The rules on exclusion of this income are different for corporations.

Qualified Dividend Income For Individuals

For individual shareholders, a portion of the dividends paid by the Fund may be qualified dividends eligible for taxation at long-term capital gain rates.  This reduced rate generally is available for dividends paid by the Fund out of dividends earned on the Fund’s investment in stocks of domestic corporations and qualified foreign corporations.  Dividends from PFICs are not eligible to be treated as qualified dividend income.  Either none or only a nominal portion of the dividends paid by the Fund will be qualified dividend income because the Fund invests primarily in non-qualified foreign securities.  Income dividends earned by the Fund on non-qualified foreign securities will continue to be taxed at the higher ordinary income tax rate.

Both the Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment.  Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend.  Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend.  The ex-dividend date is the first date following the declaration of a dividend on which the purchaser of stock is not entitled to receive the dividend payment.  When counting the number of days you held your Fund shares, include the day you sold your shares but not the day you acquired these shares.

While the income received in the form of a qualified dividend is taxed at the same rates as long-term capital gains, such income will not be considered as a long-term capital gain for other federal income tax purposes.  For example, you will not be allowed to offset your long-term capital losses against qualified dividend income on your federal income tax return.  Any qualified dividend income that you elect to be taxed at these reduced rates also cannot be used as investment income in determining your allowable investment interest expense.  For other limitations on the amount of or use of qualified dividend income on your income tax return, please contact your personal tax advisor.

After the close of its fiscal year, the Fund will report the portion of its ordinary dividend income that meets the definition of qualified dividend income taxable at reduced rates.  If 95% or more of the Fund’s income is from qualified sources, it will be allowed to report 100% of its ordinary income distributions as qualified dividend income.

Dividends-Received Deduction for Corporations

For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the dividends-received deduction.  The portion of dividends paid by the Fund that qualifies for the corporate dividends-received deduction will be reported each year in a notice mailed to the Fund’s shareholders, and cannot exceed the gross amount of dividends received by the Fund from domestic (U.S.) corporations that would have qualified for the dividends-received deduction in the hands of the Fund if the Fund was a regular corporation.  Either none or only a nominal portion of the dividends paid by the Fund will be eligible for the corporate dividends-received deduction because the Fund invests primarily in foreign securities.

The availability of the dividends-received deduction is subject to certain holding period and debt financing restrictions imposed under the Code on the corporation claiming the deduction.  The amount that the Fund may report as eligible for the dividends-received deduction will be reduced or eliminated if the shares on which the dividends earned by the Fund were debt-financed or held by the Fund for less than a minimum period of time, generally 46 days during a 91-day period beginning 45 days before the stock becomes ex-dividend.  Similarly, if your Fund shares are debt-financed or held by you for less than a 46-day period then the dividends-received deduction for Fund dividends on your shares may also be reduced or eliminated.  Even if reported as dividends eligible for the dividends-received deduction, all dividends (including any deducted portion) must be included in your alternative minimum taxable income calculation.

Investment in Complex Securities

The Fund may invest in complex securities (e.g., futures, options, forward currency contracts, short-sales, PFICs, etc.) that may be subject to numerous special and complex tax rules.  These rules could affect whether gain or loss recognized by the Fund is treated as ordinary or capital, or as interest or dividend income.  These rules could also accelerate the recognition of income to the Fund (possibly causing the Fund to sell securities to raise the cash for necessary distributions).  These rules could defer the Fund’s ability to recognize a loss, and, in limited cases, subject the Fund to U.S. federal income tax on income from certain foreign securities.  These rules could, therefore, affect the amount, timing, or character of the income distributed to you by the Fund.  For example:

Derivatives.  The Fund is permitted to invest in certain options, futures or forward currency contracts to hedge the Fund’s portfolio or for any other permissible purposes consistent with the Fund’s investment objective.  If the Fund makes these investments, it could be required to mark-to-market these contracts and realize any unrealized gains and losses at its fiscal year end even though it continues to hold the contracts.  Under these rules, gains or losses on the contracts generally would be treated as 60% long-term and 40% short-term gains or losses, but gains or losses on certain foreign currency contracts would be treated as ordinary income or losses.  In determining its net income for excise tax purposes, the Fund also would be required to mark-to-market these contracts annually as of October 31 (for capital gain net income and ordinary income arising from certain foreign currency contracts), and to realize and distribute any resulting income and gains.

Tax straddles.  The Fund’s investment in options, futures, forwards, or foreign currency contracts (or in substantially similar or related property) in connection with certain hedging transactions could cause it to hold offsetting positions in securities.  If the Fund’s risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax “straddle” or to hold a “successor position” that would require any loss realized by it to be deferred for tax purposes.

Short sales and securities lending transactions.  The Fund’s entry into a short sale transaction or an option or other contract could be treated as the “constructive sale” of an “appreciated financial position,” causing it to realize gain, but not loss, on the position.  Additionally, the Fund’s entry into securities lending transactions may cause the replacement income earned on the loaned securities to fall outside of the definition of qualified dividend income.  This replacement income generally will not be eligible for reduced rates of taxation on qualified dividend income, and, to the extent that debt securities are loaned, will generally not qualify as qualified interest income for foreign withholding tax purposes.

Convertible debt.  Convertible debt is ordinarily treated as a “single property” consisting of a pure debt interest until conversion, after which the investment becomes an equity interest.  If the security is issued at a premium (i.e., for cash in excess of the face amount payable on retirement), the creditor-holder may amortize the premium over the life of the bond.  If the security is issued for cash at a price below its face amount, the creditor-holder must accrue original issue discount in income over the life of the debt.

Securities purchased at discount.  The Fund may be permitted to invest in securities issued or purchased at a discount such as zero coupon, deferred interest or payment-in-kind (PIK) bonds that could require it to accrue and distribute income not yet received.  If it invests in these securities, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions.

Credit default swap agreements.  The Fund may be permitted to enter into credit default swap agreements. The rules governing the tax aspects of swap agreements that provide for contingent nonperiodic payments of this type are in a developing stage and are not entirely clear in certain aspects. Accordingly, while the Fund intends to account for such transactions in a manner deemed to be appropriate, the IRS might not accept such treatment. The Fund intends to monitor developments in this area.  Certain requirements that must be met under the Code in order for the Fund to qualify as a regulated investment company may limit the extent to which the Fund will be able to engage in credit default swap agreements.

Investment in taxable mortgage pools (excess inclusion income).  The Fund may invest in U.S.-REITs that hold residual interests in real estate mortgage investment conduits (REMICs) or which are, or have certain wholly-owned subsidiaries that are, “taxable mortgage pools.” A portion of the Fund’s income from a U.S.-REIT that is attributable to the REIT’s residual interest in a REMIC or equity interests in a taxable mortgage pool (referred to in the Code as an excess inclusion) will be subject to federal income tax in all events. The excess inclusion income of a regulated investment company, such as the Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest or, if applicable, taxable mortgage pool directly. In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (which generally includes certain cooperatives, governmental entities and tax-exempt organizations that are not subject to tax on UBTI) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations.

The rules concerning excess inclusion income are complex and unduly burdensome in their current form, and the Fund is awaiting further guidance from the IRS on how these rules are to be implemented. Shareholders should talk to their tax advisors about whether an investment in the Fund is a suitable investment given the potential tax consequences of the Fund’s receipt and distribution of excess inclusion income.

Investments in securities of uncertain tax character.  The Fund may invest in securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS.  To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Code.  In the event that the Fund were to experience an ownership change as defined under the Code, the Fund’s loss carryforwards if any may be subject to limitation.

Backup Withholding

By law, the Fund must withhold 28% of your taxable distributions and redemption proceeds unless you provide your correct social security or taxpayer identification number, certify that this number is correct, certify that you are not subject to backup withholding, and certify that you are a U.S. person (including a U.S. resident alien).  The Fund also must withhold if the IRS instructs it to do so.  The special U.S. tax certification requirements applicable to non-U.S. investors are described under the “Non-U.S. Investors” heading below.

Non-U.S. Investors

Non-U.S. investors (shareholders who, as to the United States, are nonresident alien individuals, foreign trusts or estates, foreign corporations, or foreign partnerships) may be subject to U.S. withholding and estate tax and are subject to special U.S. tax certification requirements. Non-U.S. investors should consult their tax advisors about the applicability of U.S. tax withholding and the use of the appropriate forms to certify their status.

In general. The United States imposes a flat 30% withholding tax (or a withholding tax at a lower treaty rate) on U.S. source dividends, including on income dividends paid to you by the Fund, but not on capital gain dividends.  However, notwithstanding such exemptions from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund shares, will be subject to backup withholding if you fail to properly certify that you are not a U.S. person.

Capital gain dividends. In general, a capital gain dividend reported by the Fund and paid from its net long-term capital gains, other than long- or short-term capital gains realized on disposition of U.S. real property interests (see the discussion below), is not subject to U.S. withholding tax unless you are a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year.

Investment in U.S. real property.  The Fund may invest in equity securities of corporations that invest in U.S. real property, including U.S. Real Estate Investment Trusts (“U.S.-REITs”). The sale of a U.S. real property interest (“USRPI”) by a U.S.-REIT in which the Fund invests may trigger special tax consequences to the Fund’s non-U.S. shareholders.

In general, U.S. federal withholding tax will not apply to any gain or income realized by a non-U.S. shareholder in respect of any distributions of net long-term capital gains over net short-term capital losses, exempt-interest dividends, or upon the sale or other disposition of Fund shares.

Distributions that the Fund reports as “short-term capital gain dividends” or “long-term capital gain dividends” will not be treated as such to a recipient foreign shareholder if the distribution is attributable to gain received from the sale or exchange of U.S. real property or an interest in a U.S. real property holding corporation and the Fund’s direct or indirect interests in U.S. real property exceeded certain levels. Instead, if the foreign shareholder has not owned more than 5% of the outstanding shares of the Fund at any time during the one year period ending on the date of distribution, such distributions will be subject to 30% withholding by the Fund and will be treated as ordinary dividends to the foreign shareholder; if the foreign shareholder owned more than 5% of the outstanding shares of the Fund at any time during the one year period ending on the date of the distribution, such distribution will be treated as real property gain subject to 35% withholding tax and could subject the foreign shareholder to U.S. filing requirements. Additionally, if the Fund’s direct or indirect interests in U.S. real property were to exceed certain levels, a foreign shareholder realizing gains upon redemption from the Fund could be subject to the 35% withholding tax and U.S. filing requirements unless more than 50% of the Fund’s shares were owned by U.S. persons at such time or unless the foreign person had not held more than 5% of the Fund’s outstanding shares throughout either such person’s holding period for the redeemed shares or, if shorter, the previous five years.

In addition, the same rules apply with respect to distributions to a foreign shareholder from the Fund and redemptions of a foreign shareholder’s interest in the Fund attributable to a REIT’s distribution to the Fund of gain from the sale or exchange of U.S. real property or an interest in a U.S. real property holding corporation, if the Fund’s direct or indirect interests in U.S. real property were to exceed certain levels.

The rules laid out in the previous two paragraphs, other than the withholding rules, will apply notwithstanding the Fund’s participation in a wash sale transaction or its payment of a substitute dividend.

Provided that 50% or more of the value of the Fund’s stock is held by U.S. shareholders, distributions in kind of U.S. real property interests (including securities in a U.S. real property holding corporation, unless such corporation is regularly traded on an established securities market and the Fund has held 5% or less of the outstanding shares of the corporation during the five-year period ending on the date of distribution), in redemption of a foreign shareholder’s shares of the Fund will cause the Fund to recognize gain.  If the Fund is required to recognize gain, the amount of gain recognized will equal to the fair market value of such interests over the Fund’s adjusted bases to the extent of the greatest foreign ownership percentage of the Fund during the five-year period ending on the date of redemption.

Shares of the Fund held by a non-U.S. shareholder at death will be considered situated within the United States and subject to the U.S. estate tax, if applicable.

Because the Fund expects to invest less than 50% of its assets at all times, directly or indirectly, in U.S. real property interests, the Fund expects that neither gain on the sale or redemption of Fund shares nor Fund dividends and distributions would be subject to FIRPTA reporting and tax withholding.

U.S tax certification rules. Special U.S. tax certification requirements apply to non-U.S. shareholders both to avoid U.S. backup withholding and to obtain the benefits of any treaty between the United States and the shareholder’s country of residence.  In general, a non-U.S. shareholder must provide a Form W-8 BEN (or other applicable Form W-8) to establish that you are not a U.S. person, to claim that you are the beneficial owner of the income and, if applicable, to claim a reduced rate of, or exemption from, withholding as a resident of a country with which the United States has an income tax treaty.  A Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period beginning on the date signed and ending on the last day of the third succeeding calendar year unless an earlier change of circumstances makes the information on the form incorrect.

Withholding.  A 30% withholding tax is currently imposed on dividends and will be imposed on redemption proceeds paid after December 31, 2018, to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners.  To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an intergovernmental agreement and implementing legislation is adopted, provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply.

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein.  Non-U.S. shareholders are urged to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign tax.

Reporting

If a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Effect of Future Legislation; Local Tax Considerations

The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein. Rules of state and local taxation of ordinary income, qualified dividend income and capital gain dividends may differ from the rules for U.S. federal income taxation described above. Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder’s particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. Shareholders are urged to consult their tax advisors as to the consequences of these and other state and local tax rules affecting investment in the Fund.

This discussion of “ADDITIONAL GENERAL TAX INFORMATION” is not intended or written to be used as tax advice and does not purport to deal with all U.S. federal tax consequences applicable to all categories of investors, some of which may be subject to special rules.  You should consult your own tax advisor regarding your particular circumstances before making an investment in the Fund.

MAJOR SHAREHOLDERS

Persons or organizations beneficially owning more than 25% of the outstanding shares of the Fund are presumed to “control” the Fund within the meaning of the 1940 Act.  As a result, those persons or organizations could have the ability to take action with respect to the Fund without the consent or approval of other shareholders.  As of [July 31, 2016], the following shareholders were shown in the Trust’s records as owning more than 25% of the Fund’s shares.  The Trust does not know of any other person who owns beneficially more than 25% of any Fund’s shares except as set forth below.

[ ]

As of [July 31, 2016], the following shareholders were shown in the Trust’s records as owning 5% or more of any class of the Fund’s shares.  The Trust does not know of any other person who owns of record or beneficially 5% or more of any class of the Fund’s shares except as set forth below.

FINANCIAL STATEMENTS

[ ] is the Fund’s independent registered public accounting firm.  [ ] audits the Fund’s annual financial statements.  The audited financial statements and financial highlights of the Fund for its fiscal year ended October 31, 2015, as set forth in the Fund’s annual report to shareholders, including the report of [ ], and the Fund’s unaudited financial statements for the period ended April 30, 2016 included in the Fund’s semi-annual report to shareholders, are incorporated by reference into this SAI.  No other parts of any Annual Report or Semi-Annual Report are incorporated by reference herein. A copy of the Fund’s Annual Report or Semi-Annual Report may be obtained upon request and without charge by writing or by calling 866-667-9231.

APPENDIX A — PORTFOLIO MANAGERS

DESCRIPTION OF COMPENSATION STRUCTURE

Aberdeen Asset Management Inc. (“Adviser”) and Aberdeen Asset Managers Limited (“AAML”) (together “Aberdeen”)

Aberdeen’s remuneration policies are designed to support its business strategy, as a leading international asset manager.  The objective is to attract, retain and reward talented individuals for the delivery of sustained, superior returns for Aberdeen’s clients and shareholders.   Aberdeen operates in a highly competitive international employment market, and aims to maintain its strong track record of success in developing and retaining talent.

Aberdeen’s policy is to recognize corporate and individual achievements each year through an appropriate annual bonus scheme.  The aggregate value of awards in any year is dependent on the Group’s overall performance and profitability.  Consideration is also given to the levels of bonuses paid in the market.  Individual awards, which are payable to all members of staff, are determined by a rigorous assessment of achievement against defined objectives.

A long-term incentive plan for key staff and senior employees comprises of a mixture of cash and deferred shares in Aberdeen PLC or select Aberdeen funds (where applicable).  Overall compensation packages are designed to be competitive relative to the investment management industry.

Base Salary

Aberdeen’s policy is to pay a fair salary commensurate with the individual’s role, responsibilities and experience, and having regard to the market rates being offered for similar roles in the asset management sector and other comparable companies. Any increase is generally to reflect inflation and is applied in a manner consistent with other Aberdeen employees; any other increases must be justified by reference to promotion or changes in responsibilities.

Annual Bonus

The Remuneration Committee of Aberdeen determines the key performance indicators that will be applied in considering the overall size of the bonus pool.    In line with practice amongst other asset management companies, individual bonuses are not subject to an absolute cap.  However, the aggregate size of the bonus pool is dependent on the group’s overall performance and profitability.  Consideration is also given to the levels of bonuses paid in the market.  Individual awards are determined by a rigorous assessment of achievement against defined objectives, and are reviewed and approved by the Remuneration Committee.

Aberdeen has a deferral policy which is intended to assist in the retention of talent and to create additional alignment of executives’ interests with Aberdeen’s sustained performance and, in respect of the deferral into funds, managed by Aberdeen, to align the interest of asset managers with our clients.

Staff performance is reviewed formally at least once a year. The review process evaluates the various aspects that the individual has contributed to Aberdeen, and specifically, in the case of portfolio managers, to the relevant investment team. Discretionary bonuses are based on client service, asset growth and the performance of the respective portfolio manager. Overall participation in team meetings, generation of original research ideas and contribution to presenting the team externally are also evaluated.

In the calculation of a portfolio management team’s bonus, Aberdeen takes into consideration investment matters (which include the performance of funds, adherence to the company investment process, and quality of company meetings) as well as more subjective issues such as team participation and effectiveness at client presentations.  To the extent performance is factored in, such performance is not judged against any specific benchmark and is evaluated over the period of a year - January to December. The pre- or after-tax performance of an individual account is not considered in the determination of a portfolio manager’s discretionary bonus; rather the review process evaluates the overall performance of the team for all of the accounts the team manages.

Portfolio manager performance on investment matters is judged over all of the accounts the portfolio manager contributes to and is documented in the appraisal process.  A combination of the team’s and individual’s performance is considered and evaluated.

Although performance is not a substantial portion of a portfolio manager’s compensation, Aberdeen also recognizes that fund performance can often be driven by factors outside one’s control, such as (irrational) markets, and as such pays attention to the effort by portfolio managers to ensure integrity of our core process by sticking to disciplines and processes set, regardless of momentum and ‘hot’ themes.  Short-terming is thus discouraged and trading-oriented managers will thus find it difficult to thrive in the Aberdeen environment.  Additionally, if any of the aforementioned undue risks were to be taken by a portfolio manager, such trend would be identified via Aberdeen’s dynamic compliance monitoring system.

OTHER MANAGED ACCOUNTS

The following chart summarizes information regarding accounts for which each portfolio manager has day-to-day management responsibilities.  Accounts are grouped into the following three categories: (1) registered investment companies; (2) other pooled investment vehicles; and (3) other accounts.  To the extent that any of these accounts pay advisory fees that are based on account performance (“performance-based fees”), information on those accounts is provided separately. [The figures in the chart below for the category of “registered investment companies” do not include the Fund or other funds of the Trust managed by such portfolio manager.]  The “Other Accounts Managed” represents the accounts managed by the teams of which the portfolio manager is a member.

Name of Portfolio Manager	Number of Other Accounts Managed by Each Portfolio Manager and Total Assets (in millions) by Category (as of October 31, 2015*)
Aberdeen Asset Managers Limited

Rich Smith

Registered Investment Companies: 5 accounts, $1,775.65 total assets
Other Pooled Investment Vehicles: 99 accounts, $26,451.49 total assets
Other Accounts: 180 accounts, $51,859.36 total assets (2 accounts, $320.83 total assets of which the advisory fee is based on performance)

József Szabó

Registered Investment Companies: 5 accounts, $1,775.65 total assets
Other Pooled Investment Vehicles: 99 accounts, $26,451.49 total assets
Other Accounts: 180 accounts, $51,859.36 total assets (2 accounts, $320.83 total assets of which the advisory fee is based on performance)

Oliver Boulind

Registered Investment Companies: 5 accounts, $1,775.65 total assets
Other Pooled Investment Vehicles: 99 accounts, $26,451.49 total assets
Other Accounts: 180 accounts, $51,859.36 total assets (2 accounts, $320.83 total assets of which the advisory fee is based on performance)

Maximilien Macmillan*

Registered Investment Companies: [ ] accounts, $[ ] total assets
Other Pooled Investment Vehicles: [ ] accounts, $[ ] total assets
Other Accounts: [ ] accounts, $[ ] total assets ([ ] accounts, $[ ] total assets of which the advisory fee is based on performance)

James Athey*	Registered Investment Companies: [ ] accounts,

Name of Portfolio Manager	Number of Other Accounts Managed by Each Portfolio Manager and Total Assets (in millions) by Category (as of October 31, 2015*)

$[ ] total assets
Other Pooled Investment Vehicles: [ ] accounts, $[ ] total assets
Other Accounts: [ ] accounts, $[ ] total assets ([ ] accounts, $[ ] total assets of which the advisory fee is based on performance)

*[Information for Messrs. Macmillan and Athey is as of June 30, 2016].

POTENTIAL CONFLICTS OF INTEREST

Aberdeen Asset Management Inc. and Aberdeen Asset Managers Limited

The portfolio managers’ management of “other accounts” may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another.  However, the Adviser believes that these risks are mitigated by the fact that: (i) accounts with like investment strategies managed by a particular portfolio manager are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors; and (ii) portfolio manager personal trading is monitored to avoid potential conflicts. In addition, the Adviser has adopted trade allocation procedures that require equitable allocation of trade orders for a particular security among participating accounts.

In some cases, another account managed by the same portfolio manager may compensate Aberdeen based on the performance of the portfolio held by that account.  The existence of such a performance-based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities.

Another potential conflict could include instances in which securities considered as investments for the Fund also may be appropriate for other investment accounts managed by the Adviser or its affiliates.  Whenever decisions are made to buy or sell securities by the Fund and one or more of the other accounts simultaneously, the Adviser may aggregate the purchases and sales of the securities and will allocate the securities transactions in a manner that it believes to be equitable under the circumstances. As a result of the allocations, there may be instances where the Fund will not participate in a transaction that is allocated among other accounts. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Adviser that the benefits from the Adviser organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.  The Trust has adopted policies that are designed to eliminate or minimize conflicts of interest, although there is no guarantee that procedures adopted under such policies will detect each and every situation in which a conflict arises.

APPENDIX B — DEBT RATINGS

STANDARD & POOR’S DEBT RATINGS

A Standard & Poor’s corporate or municipal debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.  This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The debt rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.  The ratings are based on current information furnished by the issuer or obtained by Standard & Poor’s from other sources it considers reliable.  Standard & Poor’s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information.  The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

1. Likelihood of default - capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

2. Nature of and provisions of the obligation.

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting.

INVESTMENT GRADE

AAA - Debt rated “AAA” has the highest rating assigned by Standard & Poor’s.  Capacity to pay interest and repay principal is extremely strong.

AA - Debt rated “AA” has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A - Debt rated “A” has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB - Debt rated “BBB” is regarded as having an adequate capacity to pay interest and repay principal.  Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

SPECULATIVE GRADE

Debt rated “BB”, “B”, “CCC”, “CC” and “C” is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal.  “BB” indicates the least degree of speculation and “C” the highest.  While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

BB - Debt rated “BB” is less vulnerable to default than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

B - Debt rated “B” has a greater vulnerability to default than obligations rated BB but currently has the capacity to meet interest payments and principal repayments.  Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal.

CCC - Debt rated “CCC” is currently vulnerable to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal.  In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

CC - Debt rated “CC” typically is currently highly vulnerable to nonpayment.

C - Debt rated “C” signifies that a bankruptcy petition has been filed, but debt service payments are continued.

D - Debt rated “D” is in payment default.  The “D” rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grade period.  The “D” rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

MOODY’S INVESTORS SERVICE INC. (“Moody’s”) LONG-TERM DEBT RATINGS

Aaa - Bonds which are rated Aaa are judged to be of the best quality.  They carry the smallest degree of investment risk and are generally referred to as “gilt edged.”  Interest payments are protected by a large or by an exceptionally stable margin and principal is secure.  While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards.  Together with the Aaa group they comprise what are generally known as high grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than in Aaa securities.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium grade obligations.  Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa - Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured).  Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.  Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered well-assured.  Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future.  Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment.  Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa - Bonds which are rated Caa are of poor standing.  Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca - Bonds which are rated Ca represent obligations which are speculative in a high degree.  Such issues are often in default or have other marked shortcomings.

C - Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

STATE AND MUNICIPAL NOTES

Excerpts from Moody’s description of state and municipal note ratings:

MIG-1- Notes bearing this designation are of the best quality, enjoying strong protection from established cash flows of funds for their servicing from established and board-based access to the market for refinancing, or both.

MIG-2- Notes bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

MIG-3- Notes bearing this designation are of favorable quality, with all security elements accounted for but lacking the strength of the preceding grade.  Market access for refinancing, in particular, is likely to be less well established.

FITCH, INC.  BOND RATINGS

Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security.  The ratings represent Fitch’s assessment of the issuer’s ability to meet the obligations of a specific debt issue or class of debt in a timely manner.

The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer’s future financial strength and credit quality.

Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guaranties unless otherwise indicated.

Bonds that have the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

Fitch ratings are not recommendations to buy, sell, or hold any security ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any security.

Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable.  Fitch does not audit or verify the truth or accuracy of such information.  Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

AAA Bonds considered investment grade and representing the lowest expectation of credit risk.  The obligor has an exceptionally strong capacity for timely payment of financial commitments, a capacity that is highly unlikely to be adversely affected by foreseeable events.

AA Bonds considered to be investment grade and of very high credit quality.  This rating indicates a very strong capacity for timely payment of financial commitments, a capacity that is not significantly vulnerable to foreseeable events.

A Bonds considered to be investment grade and represent a low expectation of credit risk.  This rating indicates a strong capacity for timely payment of financial commitments.  This capacity may, nevertheless, be more vulnerable to changes in economic conditions or circumstances than long term debt with higher ratings.

BBB Bonds considered to be in the lowest investment grade and indicates that there is currently low expectation of credit risk.  The capacity for timely payment of financial commitments is considered adequate, but adverse changes in economic conditions and circumstances are more likely to impair this capacity.

BB Bonds are considered speculative.  This rating indicates that there is a possibility of credit risk developing, particularly as the result of adverse economic changes over time; however, business or financial alternatives may be available to allow financial commitments to be met.  Securities rated in this category are not investment grade.

B Bonds are considered highly speculative.  This rating indicates that significant credit risk is present, but a limited margin of safety remains.  Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC Bonds are considered a high default risk.  Default is a real and C possibility.  Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.  A “CC” rating indicates that default of some kind appears probable.  “C” rating signal imminent default.

DDD, DD Bonds are in default.  Such bonds are not meeting current and D obligations and are extremely speculative.  “DDD” designates the highest potential for recovery of amounts outstanding on any securities involved and “D” represents the lowest potential for recovery.

SHORT-TERM RATINGS

STANDARD & POOR’S COMMERCIAL PAPER RATINGS

A Standard & Poor’s commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market.

Ratings are graded into several categories, ranging from `A-1’ for the highest quality obligations to “D” for the lowest.  These categories are as follows:

A-1 - This highest category indicates that the degree of safety regarding timely payment is strong.  Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 - Capacity for timely payment on issues with this designation is satisfactory.  However, the relative degree of safety is not as high as for issues designated “A-1”.

A-3 - Issues carrying this designation have adequate capacity for timely payment.  They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B - Issues rated “B” are regarded as having only speculative capacity for timely payment.

C - This rating is assigned to short-term debt obligations with doubtful capacity for payment.

D - Debt rated “D” is in payment default.  The “D” rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grade period.

STANDARD & POOR’S NOTE RATINGS

A Standard & Poor’s note rating reflects the liquidity factors and market-access risks unique to notes.  Notes maturing in three years or less will likely receive a note rating.  Notes maturing beyond three years will most likely receive a long-term debt rating.

The following criteria will be used in making the assessment:

1.  Amortization schedule - the larger the final maturity relative to other maturities, the more likely the issue is to be treated as a note.

2.  Source of payment - the more the issue depends on the market for its refinancing, the more likely it is to be considered a note.

Note rating symbols and definitions are as follows:

SP-1 - Strong capacity to pay principal and interest.  Issues determined to possess very strong capacity to pay principal and interest are given a plus (+) designation.

SP-2 - Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 - Speculative capacity to pay principal and interest.

MOODY’S SHORT-TERM RATINGS

Moody’s short-term debt ratings are opinions on the ability of issuers to repay punctually senior debt obligations.  These obligations have an original maturity not exceeding one year, unless explicitly noted.  Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

Issuers rated Prime-1 (or supporting institutions) have a superior capacity for repayment of senior short-term debt obligations.  Prime-1 repayment capacity will normally be evidenced by the following characteristics: (I) leading market positions in well established industries, (II) high rates of return on funds employed, (III) conservative capitalization structures with moderate reliance on debt and ample asset protection, (IV) broad margins in earnings coverage of fixed financial charges and high internal cash generation, and (V) well established access to a range of financial markets and assured sources of alternative liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong capacity for repayment of short-term promissory obligations.  This will normally be evidenced by many of the characteristics cited above, but to a lesser degree.  Earnings trends and coverage ratios, while sound, will be more subject to variation.  Capitalization characteristics, while still appropriate, may be more affected by external conditions.  Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations.  The effect of industry characteristics and market composition may be more pronounced.  Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage.  Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the prime rating categories.

MOODY’S NOTE RATINGS

MIG 1/VMIG 1 - This designation denotes best quality.  There is present strong protection by established cash flows, superior liquidity support or demonstrated broad based access to the market for refinancing.

MIG 2/VMIG 2 - This designation denotes high quality.  Margins of protection are ample although not so large as in the preceding group.

MIG 3/VMIG 3 - This designation denotes favorable quality.  All security elements are accounted for but there is lacking the undeniable strength of the preceding grades.  Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

SG - This designation denotes speculative quality.  Debt instruments in this category lack margins of protection.

FITCH’S SHORT-TERM RATINGS

Fitch’s short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer’s obligations in a timely manner.

F-1+ - Exceptionally strong credit quality.  Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1 - Very strong credit quality.  Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

F-2 - Good credit quality.  Issues assigned this rating have a satisfactory degree of assurance for timely payment but the margin of safety is not as great as for issues assigned F-1+ and F-1 ratings.

APPENDIX C — PROXY VOTING POLICIES AND PROCEDURES

Aberdeen U.S. Registered Advisers
Summary of Proxy Voting Guidelines

as of March 4, 2015

Aberdeen and its affiliated U.S. registered advisers (the “Aberdeen Advisers”) have adopted a proxy voting policy. The proxy voting policy is designed and implemented in a way that is reasonably expected to ensure that proxies are voted in the best interests of clients.

Voting decisions are made by the Aberdeen Advisers investment managers and are based on their knowledge of the company and discussions with management — Aberdeen Advisers’ investment managers consider explanations from companies about their compliance with relevant corporate governance codes and may refer to independent research from voting advisory services in reaching a voting decision. Where contentious issues arise in relation to motions put before a shareholders’ meeting, Aberdeen Advisers will usually contact the management of the company to exchange views and give management the opportunity to articulate its position. The long term nature of the relationships that we develop with investee company boards should enable us to deal with any concerns that we may have over strategy, the management of risk or governance practices directly with the chairman or senior independent director. In circumstances where this approach is unsuccessful, Aberdeen Advisers are prepared to escalate their intervention by expressing their concerns through the company’s advisers, through interaction with other shareholders or attending and speaking at General Meetings.

Aberdeen Advisers have implemented conflicts of interest procedures to ensure the appropriate handling of proxy voting decisions where there is a potential conflict of interest. The guiding principle of Aberdeen Advisers’ conflicts of interest policy is simple — to exercise our right to vote in the best interests of the clients on whose behalf we are managing funds. The key steps in this process include the prior identification of potential conflicts, cross-reference against any available third-party proxy voting recommendations and record-keeping of the voting rationale.

Aberdeen’s proxy voting policies are included in the Aberdeen Corporate Governance Principles and can be found on-line at:

http://www.aberdeen asset.com/doc.nsf/Lit/LegalDocumentationGroupCorporateGovernancePrinciples

C-1

PART C: OTHER INFORMATION

Item 28.                                                  Exhibits

(a)                                 (1) Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to Exhibit EX-99.a.1 of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A as filed on March 13, 2008 (Accession Number 0001104659-08-017390).

(a)                                   Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to Exhibit EX-99.a.1.a of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A as filed on June 23, 2008 (Accession Number 0001193125-08-138324) (“Post-Effective Amendment No. 2”).

(b)                                   Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen International Focus Fund, Aberdeen International Focus Portfolio and Aberdeen Asia Bond Fund is incorporated by reference to Exhibit EX-99.a.1.c of Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A as filed on April 22, 2009 (Accession Number 0001104659-09-025445).

(c)                                    Certificate of Establishment and Designation of Additional Series and Share Class of Aberdeen Funds establishing the Aberdeen Emerging Markets Institutional Fund is incorporated by reference to Exhibit EX-99.a.1.d of Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A as filed on July 20, 2009 (Accession Number 0001104659-09-043743) (“Post-Effective Amendment No. 14”).

(d)                                   Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund and Institutional Service Class for the Aberdeen International Equity Institutional Fund, Aberdeen Asia Bond Institutional Fund and Aberdeen Emerging Markets Institutional Fund is incorporated by reference to Exhibit EX-99.a.1.d of Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A as filed on October 28, 2009 (Accession Number 0001135428-09-000523).

(e)                                    Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Emerging Markets Debt Local Currency Fund, Aberdeen Global High Yield Bond Fund and Aberdeen Ultra-Short Duration Bond Fund is incorporated by reference to Exhibit EX-99.a.1.f of Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A as filed on October 4, 2010 (Accession Number 0001104659-10-051121) (“Post-Effective Amendment No. 28”).

(f)                                     Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Asia-Pacific Smaller Companies Fund is incorporated by reference to Exhibit EX-99.a.1.g of Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A as filed on April 4, 2011 (Accession Number 0001104659-11-018407) (“Post-Effective Amendment No. 34”).

(g)                                    Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. Equity I Fund and Aberdeen U.S. Equity II Fund is incorporated by reference to Exhibit EX-99.a.1.g of Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A as filed on August 12, 2011

(Accession Number 0001104659-11-046544) (“Post-Effective Amendment No. 39”).

(h)                                   Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. High Yield Bond Fund is incorporated by reference to Exhibit EX-99.a.1.g of Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A as filed on December 15, 2011 (Accession Number 0001104659-11-069674) (“Post-Effective Amendment No. 43”).

(i)                                       Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Emerging Markets Debt Fund is incorporated by reference to Exhibit EX-99.a.1.j of Post-Effective Amendment No.47 to the Registrant’s Registration Statement on Form N-1A as filed on June 15, 2012 (Accession Number 0001104659-12-043873) (“Post-Effective Amendment No. 47”).

(j)                                      Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen European Equity Fund and Aberdeen Latin American Equity Fund is incorporated by reference to Exhibit EX-99.a.1.k of Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A as filed on December 11, 2012 (Accession Number 00011-04659-12-083265).

(k)                                   Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Alternative Strategies Fund and Aberdeen Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.a.1.k of Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A as filed on October 15, 2015 (Accession Number 0001104659-15-070904) (“Post-Effective Amendment No. 67”).

(l)                                       Certificate of Name Change changing the names of the Aberdeen Alternative Strategies Fund and Aberdeen Alternative Strategies Fund II to the Aberdeen Multi-Manager Alternative Strategies Fund and Aberdeen Multi-Manager Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.a.1.l of Post-Effective Amendment No. 67 filed on October 15, 2015.

(m)                               Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen Japanese Equities Fund is incorporated by reference to Exhibit EX-99.a.1.m of Post-Effective Amendment No. 69 filed on November 25, 2015.

(n)                                   Certificate of Establishment and Designation of Additional Series and Share Classes of Aberdeen Funds establishing the Aberdeen U.S. Mid Cap Equity Fund is incorporated by reference to Exhibit EX-99.a.1.n of Post-Effective Amendment No. 72 filed on February 29, 2016 (Accession Number 0001104659-16-101125) (“Post-Effective Amendment No. 72”).

(2) Certificate of Trust of Registrant, as filed with the Office of the Secretary of State of the State of Delaware on September 27, 2007, is incorporated by reference to the Registrant’s initial Registration Statement on Form N-1A as filed on October 12, 2007 (Accession Number 0001137439-07-000471).

(b)                                 Amended and Restated By-Laws of Registrant are incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s initial Registration Statement on Form N-1A as filed on January 18, 2008 (Accession Number 0001386893-08-000026).

(c)                                  (1) See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings,” of Registrant’s Amended and Restated Agreement and Declaration of Trust.

(2) See Article II, “Meetings of Shareholders,” of Registrant’s Amended and Restated By-Laws.

(d)                                 (1) Investment Advisory Agreement dated February 7, 2008 between Registrant and Aberdeen Asset Management Inc. (“AAMI”) (the “2008 Advisory Agreement”) is incorporated by reference to Exhibit EX-99.d.1 of Post-Effective Amendment No. 2 filed on June 23, 2008.

(a)                                   Amended Exhibit A to the 2008 Advisory Agreement between Registrant and AAMI to be filed by amendment.

(2) Investment Advisory Agreement dated November 13, 2015 between Registrant and AAMI (the “2015 Advisory Agreement”) is incorporated by reference to Exhibit EX-99.d.2 of Post-Effective Amendment No. 69 on November 25, 2015.

(a)                                 Amendment to the 2015 Advisory Agreement between Registrant and AAMI is incorporated by reference to Exhibit EX-99.d.2.a of Post-Effective Amendment No. 72 filed on February 29, 2016.

(3) Subadvisory Agreement between Registrant, AAMI and Aberdeen Asset Management Asia Limited (“AAMAL”) is incorporated by reference to Exhibit EX-99.d.3 of Post-Effective Amendment No. 28 filed on October 4, 2010.

(a)                                   Exhibit A to the Subadvisory Agreement between Registrant, AAMI and AAMAL is incorporated by reference to Exhibit EX-99.d.3.a of Post-Effective Amendment No. 69 filed on November 25, 2015.

(4) Subadvisory Agreement between Registrant, AAMI and Aberdeen Asset Managers Limited (“AAML”) is incorporated by reference to Exhibit EX-99.d.4 of Post-Effective Amendment No. 47 filed on June 15, 2012.

(a)                                   Amended Exhibit A to the Subadvisory Agreement between Registrant, AAMI and AAML to be filed by amendment.

(5) Form of Sub-Advisory Agreement between AAMI and Subadvisers with respect to Aberdeen Multi-Manager Alternative Strategies Fund and Aberdeen Multi-Manager Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.d.5 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(6)  Investment Advisory Agreement between AAS II Offshore, Ltd. and AAMI is incorporated by reference to Exhibit EX-99.d.6 of Post-Effective Amendment No. 72 filed on February 29, 2016.

(e)                                  (1) Underwriting Agreement between Registrant and Aberdeen Fund Distributors, LLC is incorporated by reference to Exhibit EX-99.e.1 of Post-Effective Amendment No. 2 filed on June 23, 2008.

(a)                                   Amended Schedule A to the Underwriting Agreement between Registrant and Aberdeen Fund Distributors, LLC to be filed by amendment.

(2) Form of Dealer Agreement is incorporated by reference to Exhibit EX-99.e.2 of Post-Effective Amendment No. 71 filed on December 16, 2015.

(f)                                   Not Applicable.

(g)                                  (1) Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.g of Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A as filed on July 12, 2010 (Accession Number 0001104659-10-037599) (“Post-Effective Amendment No. 26”).

(a)                                  Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.g.1.a of Post-Effective Amendment No. 63 filed on February 27, 2015.

(b)                                   Additional Funds Letter and amended Appendix A to the Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company to be filed by amendment.

(2) Form of Global Custody Agreement between Registrant and JPMorgan Chase Bank, N.A. is incorporated by reference to Exhibit EX-99.g.2 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(h)                                 (1) Fund Administration Agreement between Registrant and AAMI is incorporated by reference to Exhibit EX-99.h.1 of Post-Effective Amendment No. 2 filed on June 23, 2008.

(a)                                   Amended Exhibit B to the Fund Administration Agreement between Registrant and AAMI to be filed by amendment.

(2) Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. is incorporated by reference to Exhibit EX-99.h.2 of Post-Effective Amendment No. 39 filed on August 12, 2011.

(a)                                   Amendment dated September 18, 2014 to the Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. is incorporated by reference to Exhibit EX-99.h.2.a of Post-Effective Amendment No. 63 filed on February 27, 2015.

(b)                                   Amendment dated February 3, 2015 to the Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. is incorporated by reference to Exhibit EX-99.h.2.b of Post-Effective Amendment No. 63 filed on February 27, 2015.

(c)                                    Amendment dated December 11, 2015 to the Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. is incorporated by reference to Exhibit EX-99.h.2.d of Post-Effective Amendment No. 72 filed on February 29, 2016.

(d)                                   Amended Schedule A to the Transfer Agency and Service Agreement between Registrant and Boston Financial Data Services, Inc. to be filed by amendment.

(3) Sub-Administration Agreement between AAMI and State Street Bank and Trust Company is incorporated by reference to Exhibit EX-99.h.3 of Post-Effective Amendment No. 26 filed on July 12, 2010.

(a)                                   Additional Funds Letter and updated Schedule A to the Sub-Administration Agreement between AAMI and State Street Bank and Trust Company to be filed by amendment.

(4) Administrative Services Plan is incorporated by reference to Exhibit EX-99.h.4 of Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A as filed on February 6, 2009 (Accession Number 0001386893-09-000028).

(a)                           Exhibit A to the Administrative Services Plan is incorporated by reference to Exhibit EX-99.h.4.a of Post-Effective Amendment No. 71 filed on December 16, 2015.

(b)                           Amendment to Administrative Services Plan incorporated by reference to Exhibit EX-99.h.4.c of Post-Effective Amendment No. 72 filed on February 29, 2016.

(c)                            Second Amendment to Administrative Services Plan is filed herewith.

(5) Form of Servicing Agreement is incorporated by reference to Exhibit EX-99.h.5 of Post-Effective Amendment No. 72 filed on February 29, 2016.

(6) Amended and Restated Expense Limitation Agreement is incorporated by reference to Exhibit EX-99.h.5 of Post-Effective Amendment No. 72 filed on February 29, 2016.

(a)                                 Amended Exhibit A to the Amended and Restated Expense Limitation Agreement is filed herewith.

(7) Short-Sale Brokerage Expense Limitation Agreement for Aberdeen Equity Long-Short Fund is incorporated by reference to Exhibit EX-99.h.7 of Post-Effective Amendment No. 71 filed on December 16, 2015.

(8) Form of Fund Services Agreement between Registrant and JPMorgan Chase Bank, N.A. is incorporated by reference to Exhibit EX-99.h.8 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(9) Expense Limitation Agreement with respect to Aberdeen Multi-Manager Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.h.9 of Post-Effective Amendment No. 72 filed on February 29, 2016.

(i)                                     (1) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for initial 26 Funds (Stradley Ronon Stevens & Young, LLP) is incorporated by reference to Exhibit EX-99.i of Post-Effective Amendment No. 2 filed on June 23, 2008.

(2) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Asia Bond Institutional Fund, Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund and Aberdeen International Equity Institutional Fund (Stradley Ronon Stevens & Young, LLP) is incorporated by reference to Exhibit EX-99.i.3 of Post-Effective Amendment No. 14 filed on July 20, 2009.

(3) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Emerging Markets Institutional Fund (Stradley Ronon Stevens & Young, LLP) is incorporated by reference to Exhibit EX-99.i.4 of Post-Effective Amendment No. 14 filed on July 20, 2009.

(4) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Institutional Service Class Shares of Aberdeen Asia Bond Institutional Fund, Aberdeen International Equity Institutional Fund and Aberdeen Emerging Markets Institutional Fund (Stradley Ronon Stevens & Young, LLP) is incorporated by reference to Exhibit EX-99.i.5 of Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A as filed on November 6, 2009 (Accession Number 0001421877-09-000283) (“Post-Effective Amendment No. 21”).

(5) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund (Stradley Ronon Stevens & Young, LLP) is incorporated by reference to Exhibit EX-99.i.6 of Post-Effective Amendment No. 21 filed on November 6, 2009.

(6) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Emerging Markets Debt Local Currency Fund, Aberdeen Global High Yield Bond Fund and Aberdeen Ultra-Short Duration Bond Fund is incorporated by reference to Exhibit EX-99.i.7 of Post-Effective Amendment No. 28 filed on October 4, 2010.

(7) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Asia-Pacific Smaller Companies Fund is incorporated by reference to Exhibit EX-99.i.8 of Post-Effective Amendment No. 34 filed on April 4, 2011.

(8) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen U.S. Equity I Fund and Aberdeen U.S. Equity II Fund is incorporated by reference to Exhibit EX-99.i.7 of Post-Effective Amendment No. 39 filed on August 12, 2011.

(9) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen U.S. High Yield Bond Fund is incorporated by reference to Exhibit EX-99.i.10 of Post-Effective Amendment No. 43 filed on December 15, 2011.

(10) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Emerging Markets Debt Fund is incorporated by reference to Exhibit EX 99.i.11 of Post-Effective Amendment No. 47 filed on June 15, 2012.

(11) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen European Equity Fund and Aberdeen Latin American Equity Fund is incorporated by reference to Exhibit-99.i.12 of Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A as filed on February 25, 2013 (Accession Number 0001104659-13-013870) (“Post-Effective Amendment No. 56”).

(12) Opinion and Consent of Counsel that Class R, Institutional Class and Institutional Service Class shares will be legally issued, fully paid and non-assessable for the Aberdeen Tax-Free Income Fund is incorporated by reference to Exhibit EX-99.i.13 of Post-Effective Amendment No. 56 filed on February 25, 2013.

(13) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Multi-Manager Alternative Strategies Fund and Aberdeen Multi-Manager Alternative Strategies Fund II is incorporated by reference to Exhibit EX-99.i.13 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(14) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen Japanese Equities Fund is incorporated by reference to Exhibit EX-99.i.14 of Post-Effective Amendment No. 69 filed on November 25, 2015.

(15) Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable for the Aberdeen U.S. Mid Cap Equity Fund is incorporated by reference to Exhibit EX-99.i.15 of Post-Effective Amendment No. 72 filed on February 29, 2016.

(j)                                    Consent of independent registered public accounting firm to Registrant to be filed by amendment.

(k)                                 Not Applicable.

(l)                                     Initial Capital Agreement between Registrant and AAMI is incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s initial Registration Statement on Form N-1A as filed on February 5, 2008 (Accession Number 000137439-08-000064).

(m)                             Amended Distribution Plan to be filed by amendment.

(n)                                 Amended Rule 18f-3 Plan to be filed by amendment.

(o)                                 Reserved.

(p)                                 (1) Code of Ethics of Registrant is filed herewith.

(2) Code of Ethics of AAMI, AAML, AAMAL and Aberdeen Fund Distributors, LLC is filed herewith.

(3) Code of Ethics of Algert Global LLC is incorporated by reference to Exhibit EX-99.p.3 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(4) Code of Ethics of Chilton Investment Company, LLC is incorporated by reference to Exhibit EX-99.p.5 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(5) Code of Ethics of CQS (US), LLC is incorporated by reference to Exhibit EX-99.p.6 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(6) Code of Ethics of Ellington Management Group, L.L.C. is incorporated by reference to Exhibit EX-99.p.8 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(7) Code of Ethics of Goldman Sachs Asset Management, L.P. is incorporated by reference to Exhibit EX-99.p.9 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(8) Code of Ethics of J.P. Morgan Investment Management Inc. is incorporated by reference to Exhibit EX-99.p.11 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(9) Code of Ethics of Otter Creek Advisors, LLC is incorporated by reference to Exhibit EX-99.p.12 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(10) Code of Ethics of PanAgora Asset Management, Inc. is incorporated by reference to Exhibit EX-99.p.13 of Post-Effective Amendment No. 67 filed on October 15, 2015.

(11) Code of Ethics of York Registered Holdings, L.P. is incorporated by reference to Exhibit EX-99.p.16. of Post-Effective Amendment No. 67 filed on October 15, 2015.

(q)                                 (1) Power of Attorney with respect to the Trust for P. Gerald Malone, Warren C. Smith, Richard H. McCoy, Jack Solan, Peter D. Sacks, Martin Gilbert, Neville Miles, and John T. Sheehy is incorporated by reference to Exhibit EX-99.q.1. of Post-Effective Amendment No. 63 filed on February 27, 2015.

(2) Power of Attorney with respect to the Trust for Bev Hendry, Andrea Melia, Alan Goodson, Megan Kennedy, Jennifer Nichols and Lucia Sitar is incorporated by reference to Exhibit EX-99.q.2. of Post-Effective Amendment No. 63 filed on February 27, 2015.

(3) Certificate of Secretary is incorporated by reference to Exhibit EX-99.q.3 of Post-Effective Amendment No. 71 filed on December 16, 2015.

Item 29. Persons Controlled by or under Common Control with Registrant.

No person is controlled by or under common control with the Registrant.

Item 30.                                                  Indemnification

(a)                                 Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust (“Trust Declaration”) provides that the Registrant (the “Trust”), out of the Trust Property, shall indemnify and hold harmless each and every officer and trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or trustee’s performance of his or her duties as an officer or trustee of the Trust.  This limitation on liability applies to events occurring at the time a person serves as a trustee or officer of the Trust whether or not such person is a trustee or officer at the time of any proceeding in which liability is asserted.  Nothing in the Trust Declaration shall indemnify, hold harmless or protect any officer or trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office (such conduct referred to herein as “Disqualifying Conduct”).

For the purpose of this indemnification and limitation of liability, “Agent” means any person who is or was a trustee, officer, employee or other agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or other agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise; “Proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative.  To the fullest extent that limitations on the liability of Agents are permitted by the Delaware Statutory Trust Act, as amended, and other applicable law, the Agents shall not be responsible or liable in any event for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter of the Trust.  No amendment or repeal of Article VII of the Trust Declaration regarding indemnification shall adversely affect any right or protection of an Agent that exists at the time of such amendment or repeal.

(b)                                 The Registrant’s Trust Declaration provides that to the fullest extent permitted by applicable law, the officers and Trustees shall be entitled and have the authority to purchase with Trust Property, insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which such Person becomes involved by virtue of such Person’s capacity or former capacity with the Trust, whether or not the Trust would have the power to indemnify such Person against such liability under the provisions of Article VII of the Trust Declaration.

(c)                                  In addition, indemnification against certain liabilities of the Registrant’s trustees and officers and the Registrant’s sub-advisers, administrator, principal underwriter and custodian are provided in: (1) Section 7(b) of each Investment Advisory Agreement between the Registrant and Aberdeen Asset Management, Inc. (“AAMI”); (2) Section 10 of the Sub-Advisory Agreements among the Registrant, AAMI and each of the following sub-advisers: (a) Aberdeen Asset Management Asia Limited and (b) Aberdeen Asset Managers Limited; (3) Section 9(a) and (b) of the Underwriting Agreement between the Registrant and Aberdeen Fund Distributors, LLC; (4) Section 8 of the Transfer Agency and Service Agreement between the Registrant and Boston Financial Data Services, Inc.; (5) Section 17 of the Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company; and (6) Section 7 of the Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A.  Generally, such indemnification does not apply to any liabilities by reason of willful misfeasance, bad faith or gross negligence and reckless disregard of duties.  These Agreements are incorporated herein by reference to Item 28.

Item 31. Business and Other Connections of the Investment Adviser.

The Registrant’s investment adviser, Aberdeen Asset Management Inc. (“AAMI”), is a Delaware corporation. In addition to providing investment advisory services to registered management investment companies, AAMI provides investment advisory services to individual accounts.  Additional information as to AAMI and the directors and officers of AAMI is included in AAMI’s Form ADV filed with the U.S. Securities and Exchange Commission (“SEC”) (File No. 801-49966), which is incorporated herein by reference and sets forth the officers and directors of AAMI and information as to any business, profession, vocation or employment of a substantial nature engaged in by AAMI and such officers and directors during the past two years.

The Registrant’s subadviser, Aberdeen Asset Managers Limited (“AAML”), is a Scottish company. Additional information as to AAML and the directors and officers of AAML is included in AAML’s Form ADV filed with the SEC (File No. 801-75074), which is incorporated herein by reference and sets forth the officers and directors of AAML and information as to any business, profession, vocation or employment of a substantial nature engaged in by AAML and such officers and directors during the past two years.

The Registrant’s subadviser, Aberdeen Asset Management Asia Limited (“AAMAL”), is a Singapore corporation. Additional information as to AAMAL and the directors and officers of AAMAL is included in AAMAL’s Form ADV filed with the SEC (File No. 801-62020), which is incorporated herein by reference and sets forth the officers and directors of AAMAL and information as to any business, profession, vocation or employment of a substantial nature engaged in by AAMAL and such officers and directors during the past two years.

The Registrant’s subadviser, Algert Global LLC (“Algert”), is a Delaware limited liability company. Additional information as to Algert and the members and officers of Algert is included in Algert’s Form ADV filed with the SEC (File No. 801-61878), which is incorporated herein by reference and sets forth the officers and members of Algert and information as to any business, profession, vocation or employment of a substantial nature engaged in by Algert and such officers and members during the past two years.

The Registrant’s subadviser, Chilton Investment Company, LLC (“Chilton”), is a Delaware limited liability company. Additional information as to Chilton and the members and officers of Chilton is included in Chilton’s Form ADV filed with the SEC (File No. 801-62678), which is incorporated herein by reference and sets forth the officers and members of Chilton and information as to any business, profession, vocation or employment of a substantial nature engaged in by Chilton and such officers and members during the past two years.

The Registrant’s subadviser, CQS (US), LLC (“CQS”), is a Delaware limited liability company. Additional information as to CQS and the members and officers of CQS is included in CQS’s Form ADV filed with the SEC (File No. 801-69452), which is incorporated herein by reference and sets forth the officers and members of CQS and information as to any business, profession, vocation or employment of a substantial nature engaged in by CQS and such officers and members during the past two years.

The Registrant’s subadviser, Ellington Management Group, L.L.C. (“Ellington”), is a Delaware limited liability company. Additional information as to Ellington and the members and officers of Ellington is included in Ellington’s Form ADV filed with the SEC (File No. 801-56399), which is incorporated herein by reference and sets forth the officers and members of Ellington and information as to any business, profession, vocation or employment of a substantial nature engaged in by Ellington and such officers and members during the past two years.

The Registrant’s subadviser, Goldman Sachs Asset Management, L.P. (“GSAMLP”), is a Delaware limited partnership. Additional information as to GSAMLP and the partners and officers of GSAMLP is included in GSAMLP’s Form ADV filed with the SEC (File No. 801-37591), which is incorporated herein by reference and sets forth the officers and partners of GSAMLP and information as to any business, profession, vocation or employment of a substantial nature engaged in by GSAMLP and such officers and partners during the past two years.

The Registrant’s subadviser, J.P. Morgan Investment Management Inc. (“JPMIM”), is a Delaware corporation. Additional information as to JPMIM and the directors and officers of JPMIM is included in JPMIM’s Form ADV filed with the SEC (File No. 801-21011), which is incorporated herein by reference and sets forth the officers and directors of JPMIM and information as to any business, profession, vocation or employment of a substantial nature engaged in by JPMIM and such officers and directors during the past two years.

The Registrant’s subadviser, Otter Creek Advisors, LLC (“Otter Creek”), is a Florida limited liability company. Additional information as to Otter Creek and the members and officers of Otter Creek is included in Otter Creek’s Form ADV filed with the SEC (File No. 801-80611), which is incorporated herein by reference and sets forth the officers and members of Otter Creek and information as to any business, profession, vocation or employment of a substantial nature engaged in by Otter Creek and such officers and members during the past two years.

The Registrant’s subadviser, PanAgora Asset Management, Inc. (“PanAgora”), is a Delaware corporation. Additional information as to PanAgora and the directors and officers of PanAgora is included in PanAgora’s Form ADV filed with the SEC (File No. 801-35497), which is incorporated herein by reference and sets forth the officers and directors of PanAgora and information as to any business, profession, vocation or employment of a substantial nature engaged in by PanAgora and such officers and directors during the past two years.

The Registrant’s subadviser, York Registered Holdings, L.P. (“York”), is a Delaware limited partnership. Additional information as to York and the partners and officers of York is included in York’s Form ADV filed with the SEC (File No. 801-77336), which is incorporated herein by reference and sets forth the officers and partners of York and information as to any business, profession, vocation or employment of a substantial nature engaged in by York and such officers and partners during the past two years.

Item 32. Principal Underwriters.

(a)                               Aberdeen Fund Distributors, LLC (the “Distributor”) acts as principal underwriter for the Registrant and each of its series. The Distributor also serves as the principal underwriter for Aberdeen Investment Funds.

(b)

Name	Position with Underwriter	Position with Registrant
Mickey Janvier 1735 Market Street, 32nd Floor Philadelphia, PA 19103	Chief Executive Officer	None
Raoul Clark 1735 Market Street, 32nd Floor Philadelphia, PA 19103	Chief Compliance Officer	None
Chad Kirschenblatt 100 Quentin Roosevelt Blvd. Suite 516 Garden City, NY 11530	Financial Operations Principal	None

(c)                                  Not Applicable.

Item 33. Location of Accounts and Records.

For all series of the Trust other than those noted below, all accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained at the offices of Boston Financial Data Services, Inc. 30 Dan Road, Canton, MA 02021 with the exception of those maintained by the Registrant’s investment adviser, Aberdeen Asset Management Inc. at 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

For Aberdeen Multi-Manager Alternative Strategies Fund II, all accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained at the offices of JPMorgan Chase Bank, N.A., 375 Park Avenue, New York, NY 10152 with the exception of those maintained by the Registrant’s investment adviser, Aberdeen Asset Management Inc. at 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

Item 34. Management Services.

Not Applicable.

Item 35. Undertakings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in response to Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 74 to this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 16th day of June, 2016.

Aberdeen Funds
Registrant

By:	/s/ Bev Hendry(1)
Bev Hendry
President of Aberdeen Funds

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title	Date

	/s/ Bev Hendry(1)	President and Chief Executive Officer	June 16, 2016
Bev Hendry

	/s/ Andrea Melia(1)	Treasurer, Chief Financial Officer And Principal Accounting Officer	June 16, 2016
Andrea Melia

	/s/ P. Gerald Malone(1)	Chairman of the Board	June 16, 2016
P. Gerald Malone

	/s/ Richard H. McCoy(1)	Trustee	June 16, 2016
Richard H. McCoy

	/s/ Peter D. Sacks(1)	Trustee	June 16, 2016
Peter D. Sacks

	/s/ John T. Sheehy(1)	Trustee	June 16, 2016
John T. Sheehy

	/s/ Warren C. Smith(1)	Trustee	June 16, 2016
Warren C. Smith

	/s/ Jack Solan(1)	Trustee	June 16, 2016
Jack Solan

	/s/ Neville Miles(1)	Trustee	June 16, 2016
Neville Miles

	/s/ Martin Gilbert(1)	Trustee	June 16, 2016
Martin Gilbert

By:	/s/ Lucia Sitar
Lucia Sitar
Attorney In Fact

(1)                Pursuant to a power of attorney incorporated herein by reference.

Exhibit List

Exhibit Number	Exhibit

EX-99.h.4.c	Second Amendment to Administrative Services Plan

EX-99.h.6.a EX-99.p.1 EX-99.p.2	Amended Exhibit A to the Amended and Restated Expense Limitation Agreement Code of Ethics of Registrant Code of Ethics of AAMI, AAML, AAMAL and Aberdeen Fund Distributors, LLC

EX-99.h.4.c

SECOND AMENDMENT TO

ADMINISTRATIVE SERVICES PLAN

This Amendment to the Administrative Services Plan (the “Plan”) adopted as of December 12, 2007 and in place for the classes of the funds included on the current Exhibit A to the Plan (the “Funds”), each a series of Aberdeen Funds (the “Trust), is adopted this 15th day of June 2016 upon review and approval by the Board of Trustees, and separately by a majority of the Trustees who are not “interested persons” of each Fund (as defined in the Investment Company Act of 1940) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Disinterested Trustees”).

1. Amendment to Plan

Notwithstanding the maximum annual rate that may be charged for services under the Plan as provided in Exhibit A to the Plan, effective as of the date hereof, and through February 28, 2018, the Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a)         15 basis points (0.15%) of the average daily net assets of the Class A Shares of the Funds;

(b)         15 basis points (0.15%) of the average daily net assets of the Class R Shares of the Funds; and

(c)          15 basis points (0.15%) of the average daily net assets of the Institutional Service Class Shares of the Funds.

2. Miscellaneous

(a)                                 Except as expressly amended by this Amendment, all provisions of the Plan shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Plan.

(b)                                 Unless sooner terminated by a vote of a majority of the Disinterested Trustees, this Amendment shall continue in effect until February 28, 2018.

EX-99.h.6.a

EXHIBIT A*

to the Amended and Restated Expense Limitation Agreement between

ABERDEEN FUNDS and

ABERDEEN ASSET MANAGEMENT INC.

Name of Fund/Class	Expense Limitation	Expiration Date
Aberdeen China Opportunities Fund	1.62%	February 28, 2017
Aberdeen International Equity Fund	1.10%	February 28, 2017
Aberdeen Equity Long-Short Fund	1.40%	February 28, 2017
Aberdeen Global Equity Fund	1.19%	February 28, 2018
Aberdeen Global Natural Resources Fund	1.16%	February 28, 2018
Aberdeen U.S. Small Cap Equity Fund (formerly, Aberdeen Small Cap Fund)	1.15%	February 28, 2017
Aberdeen Tax-Free Income Fund	0.62%	February 28, 2017
Aberdeen Dynamic Allocation Fund	0.25%	February 28, 2017
Aberdeen Diversified Income Fund	0.25%	February 28, 2017
Aberdeen Diversified Alternatives Fund	0.25%	February 28, 2017
Aberdeen Asia Bond Fund	0.70%	February 28, 2017
Aberdeen Global Unconstrained Fixed Income Fund (formerly, Aberdeen Global Fixed Income Fund)**	0.85%	February 28, 2018
Aberdeen International Small Cap Fund (formerly, Aberdeen Global Small Cap Fund)	1.30%	February 28, 2017
Aberdeen Emerging Markets Fund	1.10%	February 28, 2017
Aberdeen Asia-Pacific (ex-Japan) Equity Fund	1.25%	February 28, 2017
Aberdeen Ultra-Short Duration Bond Fund	0.30%	February 28, 2017
Aberdeen Emerging Markets Debt Local Currency Fund	0.90%	February 28, 2017
Aberdeen Asia-Pacific Smaller Companies Fund	1.50%	February 28, 2017
Aberdeen U.S. Multi-Cap Equity Fund (formerly, Aberdeen U.S. Equity Fund)	0.90%	February 28, 2017
Aberdeen Emerging Markets Debt Fund	0.90%	February 28, 2017
Aberdeen European Equity Fund	1.10%	February 28, 2017
Aberdeen Latin American Equity Fund	1.30%	February 28, 2017
Aberdeen Japanese Equities Fund	1.00%	February 28, 2017
Aberdeen U.S. Mid Cap Equity Fund	1.00%	February 28, 2017

*                                         Effective February 29, 2016, as amended June 15, 2016.

**                                  Name change effective August 15, 2016.

EX-99.p.1

CODE OF ETHICS (PERSONAL TRADING)

I.                          Introduction

Rule 17j-1(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), makes it unlawful for any affiliated person, officer or Board member of the Funds in connection with the purchase or sale by such person of a Security (as defined below) “held or to be acquired” by the Funds:

1.                                      To employ any device, scheme or artifice to defraud the Funds;

2.                                      To make to the Funds any untrue statement of a material fact or omit to state to the Funds a material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading;

3.                                      To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Funds; or

4.                                      To engage in any manipulative practice with respect to the Funds’ investment portfolios.

II.                     Purpose of the Code of Ethics

The Funds expect that the officers and Fund Board members will conduct their personal investment activities in accordance with (1) the duty at all times to place the interests of the Funds’ shareholders first; (2) the requirement that all personal Securities transactions be conducted consistent with this Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; and (3) the fundamental standard that investment company personnel should not take inappropriate advantage of their positions.

In view of the foregoing, the provisions of Section 17(j) of the 1940 Act, Rule 17j-1 under the 1940 Act, and various pronouncements by the Securities and Exchange Commission (“SEC”) and the Investment Company Institute on personal investing by investment company personnel, (1) the Funds have adopted this Code of Ethics to specify a code of conduct for certain types of personal Securities transactions that might involve conflicts of interest or an appearance of impropriety, and to establish reporting requirements and enforcement procedures.  This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield Fund personnel from liability for personal trading or other conduct that violates a fiduciary duty to Fund shareholders.

This Code of Ethics does not apply to any officer, Board member or employee of the Funds who is also an Access Person or Investment Personnel (as defined under Rule 17j-1 under the 1940 Act) employed by the Funds’ investment adviser, investment sub-advisers or principal underwriter (“Excluded Advisory Personnel”).  Those individuals are covered by the Codes of Ethics that have been adopted by their respective entities and approved by the Board of each of the Funds in accordance with the provisions of Rule 17j-1 of the 1940 Act.

III.                Definitions

A.                                    “Access Person” means (1) each Board member or officer of the Funds; and (2) any Advisory Person of the Funds except Excluded Advisory Personnel.

(1)         See Investment Adviser Code of Ethics, SEC Release No. IC-26492 (July 9, 2004); Personal Investment Activities of Investment Company Personnel, SEC Release No. IC-23958 (August 24, 1999); Personal Investment Activities of Investment Company Personnel, Report by the Securities and Exchange Commission (September 1994); and Report of the Advisory Group on Personal Investing, Investment Company Institute (May 9, 1994).

Aberdeen U.S. Registered Funds	Revised March 2016

B.                                    “Advisory Person” means (1) each Board member, officer, general partner or employee of the Funds (or of any company in a control relationship to the Funds) who in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Reportable Security (as defined below) by the Funds or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (2) any natural person in a control relationship to the Funds who obtains information concerning recommendations made to the Funds with regard to the purchase or sale of a Reportable Security by the Funds.

C.                                    “Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.  An Automatic Investment Plan includes a dividend reinvestment plan.

D.                                    “Beneficial Ownership” shall be interpreted in the same manner as it would be in determining whether a person is considered a “beneficial owner” as defined in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (“1934 Act”), which generally speaking, encompasses those situations where the beneficial owner has the right to enjoy some economic benefit from the ownership of the Reportable Security.  You will be treated as a “beneficial owner” of a Security under this Code only if you have a direct or indirect pecuniary interest in the Security.  A direct pecuniary interest is the opportunity, directly or indirectly, to profit, or to share the profit, from the transaction.  An indirect pecuniary interest is any nondirect financial interest, but is specifically defined in the rules to include, among other things, Securities held by members of your immediate family sharing the same household; Securities held by a partnership of which you are a general partner; Securities held by a trust of which you are the settlor if you can revoke the trust without the consent of another person, or a beneficiary if you have or share investment control with the trustee; and equity Securities which may be acquired upon exercise of an option or other right, or through conversion.  For interpretive guidance on this test, you should consult your counsel.  A person is normally regarded as the beneficial owner of Reportable Securities held in the name of his or her spouse or minor children and adults living in his or her household.

E.                                     “Control” shall have the same meaning as set forth in Section 2(a)(9) of the 1940 Act.  Generally, control is the power to exercise a controlling influence over the management or policies of a company unless such power is solely the result of an official position with such company.

F.                                      “Exempt Transactions” means: (1) purchases or sales effected in any account over which an Access Person or Investment Personnel has no direct or indirect influence or control; (2) purchases or sales which are non-volitional(2) on the part of the Access Person, Investment Personnel or the Funds; (3) purchases which are part of an Automatic Investment Plan; or (4) purchases effected upon the exercise of rights issued by an issuer pro-rata to all holders of a class of its Reportable Securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

G.                                    A Security is “held or to be acquired” if within the most recent 15 days it (1) is or has been held by the Funds, (2) is being or has been considered by the Funds or the investment adviser or investment sub-adviser for purchase by the Funds or (3) any option

(2)         Non-volitional purchases or sales include those transactions, which do not involve a willing act or conscious decision on the part of the Board Member, officer or employee.  For example, shares received or disposed of by Access Persons or Investment Personnel in a merger, recapitalization or similar transaction are considered non-volitional.

to purchase or sell and any Security convertible into or exchangeable for a Reportable Security that is described in (1) or (2) of this definition.

H.                                   An Access Person’s “immediate family” means a spouse, minor children and adults living in the same household as the Access Person.

I.                                        “Independent Board Member” means each Board member who is not an “interested person” of the Funds (as defined in Section 2(a)(19) of the 1940 Act) and who would be required to make a report under Section V of this Code solely by reason of being a Board member of the Funds.

J.                                        An “Initial Public Offering” means an offering of Securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

K.                                    “Investment Personnel” of the Funds means (1) any employee of the Funds (or of any company in a control relationship to the Funds) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of Securities by the Funds or (2) any natural person who controls the Funds and who obtains information concerning recommendations made to the Funds regarding the purchase or sale of Securities by the Funds.

L.                                     A “Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933.

M.                                 “Purchase or sale of a Reportable Security” includes, among other things, the writing of an option to purchase or sell a Reportable Security.

N.                                    “Reportable Security” means a Security excluding (1) direct obligations of the Government of the United States; (2) banker’s acceptances; (3) bank certificates of deposit; (4) commercial paper; (5) high quality short-term debt instruments (any instrument having a maturity at issuance of less than 366 days and that is rated in one of the two highest rating categories by a nationally recognized statistical rating organization), including repurchase agreements; and (6) shares of registered open-end investment companies other than those advised by an Aberdeen Adviser.

O.                                    “Security” means a security as defined in Section 2(a)(36)of the 1940 Act which is defined as any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

IV.                 Policies of the Funds Regarding Personal Securities Transactions

A.                                    General Policy

No Access Person of the Funds shall engage in any act, practice or course of business that would violate the provisions of Rule 17j-1(b) set forth above, or in connection with any personal investment activity, engage in conduct inconsistent with this Code of Ethics.

B.                                    Specific Policies

1.                                      Restrictions on Personal Securities Transactions by Independent Board Members

The Funds recognize that an Independent Board Member does not have on-going, day-to-day interaction with the operations of the Funds.  In addition, it has been the practice of the Funds to give information about Securities purchased or sold by the Funds or considered for purchase or sale by the Funds to Independent Board Members in materials circulated more than 15 days after such Securities are purchased or sold by the Funds or are considered for purchase or sale by the Funds.  Accordingly, the Funds believe that less stringent controls are appropriate for Independent Board Members, as follows:

a.                                      Limited Pre-clearance.  The Securities pre-clearance requirement contained in IV.B.2. below shall only apply to an Independent Board Member if he or she knew that during the fifteen day period before the proposed transaction in a Reportable Security (other than Exempt Transactions) or at the time of the transaction that the Reportable Security to be purchased or sold by him or her (other than Exempt Transactions) was also purchased or sold by the Fund(s) or considered for the purchase or sale by the Fund(s) (i) for which such Independent Board Member acts as a Director or Trustee or (ii) whose Board meetings or other informational meetings where specific confidential Fund information is discussed that the Independent Board Member attends.

b.                                      Pre-clearance Not Granted.  When the securities pre-clearance requirement applies to an Independent Board Member, no clearance will be given to the Independent Board Member to purchase or sell any Reportable Security (1) on a day when any Fund has a pending “buy” or “sell” order in that same Reportable Security until that order is executed or withdrawn or (2) when the Funds’ Chief Compliance Officer has been advised by the Funds’ investment adviser or investment sub-adviser that the same Reportable Security is being considered for purchase or sale for any Fund.

2.                                      Restrictions on Initial Public Offering or Limited Offering Personal Securities Transactions by Access Persons Who Are Not Independent Board Members

a.                                      Pre-clearance.  An Access Person who is not an Independent Board Member is prohibited from buying or selling any Security through an Initial Public Offering or a Limited Offering for his or her personal portfolio or the portfolio of a member of his or her immediate family without obtaining (i) email or other written authorization or (ii) oral authorization from a Funds Chief Compliance Officer prior to effecting such Reportable Security transaction.

A written authorization for such Security transaction will be provided by the Funds’ Chief Compliance Officer or his/her delegate to the person receiving the oral authorization (if granted).  The written authorization will also be provided to the Funds’ administrator to memorialize the email and oral authorization that was granted.

Note: If an Access Person has questions as to whether purchasing or selling a Reportable Security for his or her personal portfolio or the portfolio of a member of his or her immediate family requires prior oral authorization, the Access Person should consult the Funds’ Chief Compliance Officer for clearance or denial of clearance to trade prior to effecting any Reportable Securities transition.

b.                                      Pre-clearance Expiration.  Pre-clearance approval will expire at the close of business on the trading day after the date on which written or oral authorization is received, and the Access Person is required to renew clearance for the transaction if the trade is not completed before the authority expires.

c.                                       Pre-clearance Not Granted.  No pre-clearance will be given to purchase or sell any Reportable Security (1) on a day when any Fund has a pending “buy” or “sell” order in that same Reportable Security until that order is executed or withdrawn or (2) when the Funds’ Chief Compliance Officer has been advised by the Funds’ investment adviser or investment sub-adviser that the same Reportable Security is being considered for purchase or sale for any Fund.

3.                                      Additional Restrictions on Investment Personnel

a.                                      Gifts.  No investment personnel shall receive any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Funds.

b.                                      Board Service.  Investment Personnel shall not serve on the boards of directors of publicly traded companies absent prior authorization by the Funds’ Chief Compliance Officer.

V.                      Procedures — Initial Holdings Reports, Annual Holdings Reports and Quarterly Transaction Reports

A.                                    In order to provide the Funds with information to enable it to determine with reasonable assurance whether the provisions of this Code of Ethics are being observed by its Access Persons:

1.                                      Independent Board Members

a.                                      Holdings Reports Not Required — Each Independent Board Member need not make initial or annual holdings reports.

b.                                      Limited Quarterly Transaction Reporting — An Independent Board Member must submit the same quarterly transaction report as required under paragraph V.A.2.d below to the Chief Compliance Officer of the Funds, but only for a transaction in a Reportable Security where he or she knew at the time of the transaction or, in the ordinary course of fulfilling his or her official duties as an Independent Board Member, should have known that during the 15-

day period immediately preceding or after the date of the transaction, such Reportable Security is or was purchased or sold, or considered by the Funds, its investment adviser or investment sub-adviser for purchase or sale by the Fund (i) for which such Independent Board Member acts as a Director or Trustee or (ii) whose Board meetings or other informational meetings where specific confidential Fund information is discussed that the Independent Board Member attends.  An Independent Board Member need not make a quarterly transaction report with respect to transactions effected for, and Reportable Securities held in, any account over which the Independent Board Member has no direct or indirect influence or control.

2.                                      Access Persons Who Are Not Independent Board Members

a.                                      Initial Holdings Reports — Each Access Person who is not an Independent Board Member will submit to the Chief Compliance Officer of the Funds an Initial Holdings Report in the form attached hereto as Exhibit A that lists all Reportable Securities in which the Access Person has Beneficial Ownership.

(i)                                     The Initial Holdings Report must be submitted within ten days of becoming an Access Person and must contain information current as of a date no more than 45 days prior to becoming an Access Person.

(ii)                                  The Initial Holdings Report must include the title of each Reportable Security, the number of shares held (for equity securities), the principal amount (for debt securities) of each Reportable Security, the date the report is submitted as well as a list of any Securities accounts maintained with any broker, dealer or bank in which any Securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person of the Funds.

(iii)                               An Access Person need not include in the report transactions effected for, and Reportable Securities held in, any account over which the Access Person has no direct or indirect influence or control.

(iv)                              The report may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect beneficial ownership in the Reportable Security to which the report relates.

b.                                      Annual Holdings Reports — Each Access Person of the Funds who is not an Independent Board Member will also submit to the Chief Compliance Officer of the Funds an Annual Holdings Report attached hereto as Exhibit A no later than 30 days after the end of the calendar year.

(i)                                     The information contained in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

(ii)                                  The Annual Holdings Report must list all Reportable Securities in which the Access Person has Beneficial Ownership, the title of each Reportable Security, the number of shares held (for equity securities), the principal amount (for debt securities) of the Reportable Security, and the date the report is submitted.  The Report must also list any Securities accounts maintained with any broker, dealer or bank in which any Securities were held for the direct or indirect benefit of the Access Person.

(iii)                               An Access Person need not include in the report transactions effected for, and Reportable Securities held in, any account over which the Access Person has no direct or indirect influence or control.

(iv)                              The report may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect beneficial ownership in the Reportable Security to which the report relates.

c.                                       Securities Confirmations — Each Access Person of the Funds who is not an Independent Board Member shall direct his or her broker to supply to a Chief Compliance Officer of the Funds, on a timely basis, duplicate copies of confirmation of all personal Securities transactions and copies of periodic statements for all Securities accounts in which the Access Person has Beneficial Ownership.

d.                                      Quarterly Transaction Reports — Each Access Person of the Funds who is not an Independent Board Member shall submit reports in the form attached hereto as Exhibit B to the Chief Compliance Officer of the Funds, showing all transactions in Reportable Securities in which the person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership, as well as all accounts established with brokers, dealers or banks during the quarter in which any Securities were held for the direct or indirect beneficial interest of the Access Person.

(i)                                     Quarterly transaction reports shall be filed no later than 30 days after the end of each calendar quarter.

(ii)                                  The report shall include (a) the date of the transaction, (b) the title of the Reportable Security, (c) the interest rate and maturity date (if applicable), (d) the number of shares (for equity securities), (e) the principal amount of each Reportable Security involved; (f) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), (g) the price at which the transaction was effected, (h) the name of the broker, dealer or bank with or through whom the transaction was effected; and (i) the date the report is submitted. In addition, with respect to any account established by the Access Person in which any Reportable Securities were held during the quarter for the direct or indirect benefit of the Access Person, the Access Person shall report the following information: (a) the name and address of the broker, dealer or bank with whom the Access Person established the account; (b) the date the account was established; and (c) the date the report is submitted.

(iii)                               An Access Person of the Funds need not make a quarterly transaction report with respect to (a) transactions effected pursuant to an Automatic Investment Plan, (b) a transaction if all of the information required by paragraph (ii) above is contained in the brokerage confirmations or account statements required to be submitted under paragraph (c) above, and (c) transactions effected for, and Reportable Securities held in, any account over which the Access Person has no direct or indirect influence or control.

(iv)                              The report may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect beneficial ownership in the Reportable Security to which the report relates.

3.                                      Identification of Access Persons — The Chief Compliance Officer of the Funds shall notify each Access Person of the Funds who may be subject to the pre-clearance requirement or required to make reports pursuant to this Code of Ethics that such person is subject to the pre-clearance or reporting requirements and shall deliver a copy of this Code of Ethics to each such person.

4.                                      Compliance Review — The Chief Compliance Officer of the Funds shall (i) with regard to any Access Persons or Investment Personnel reporting directly under this Code of Ethics, review any initial holdings reports, annual holdings reports, and quarterly transaction reports that are received by the Chief Compliance Officer under this Code of Ethics, and as appropriate compare the reports with the pre-clearance authorization received; (ii) with regard to any Excluded Advisory Personnel reporting under a Code of Ethics of the Funds’ investment adviser, sub-advisers or principal underwriter, quarterly contact the compliance officer of such investment adviser, sub-advisers or principal underwriter regarding the compliance of such Access Persons or Investment Personnel with their Code of Ethics and (iii) report to the Funds’ Board: (a) with respect to any transaction that appears to evidence a violation of this Code or the investment adviser’s, sub-advisers’ or principal underwriter’s Codes of Ethics; and (b) violations of the reporting requirement stated in such Codes of Ethics.

5.                                      Board Review — The Board shall review the operation of this Code of Ethics at least once a year.

6.                                      Service Provider Code of Ethics — The investment adviser, any investment sub-advisers and the principal underwriter shall adopt, maintain and enforce a separate code of ethics with respect to their personnel in compliance with Rule 17j-1 of the 1940 Act and Rule 204A-1 of the Investment Advisers Act of 1940, as applicable. Any material changes to the investment adviser’s, investment sub-adviser’s or principal underwriter’s code will be approved by the Board no later than six months after such change.

7.                                      Board Reporting — At each quarterly Board meeting, the Chief Compliance Officer of the Funds’ investment adviser, any investment sub-adviser and the principal underwriter of the Funds shall provide a written report to the Funds’ Board stating:

a.                                      any reported Securities transaction that occurred during the prior quarter that materially violated (either individually or in the aggregate) the provisions of the code of ethics adopted by the investment adviser, any investment sub-adviser or principal underwriter; and

b.                                      all disciplinary actions(3) taken in response to such violations.

8.                                      Annual Reports — At least once a year, the Funds’ Chief Compliance Officer shall provide to the Board a written report that contains any previously reported material violations of the code or procedures and sanctions imposed in response to material violations, any recommended changes in the code or procedures, and a certification that the procedures which have been adopted are those reasonably necessary to prevent Access Persons (as defined under Rule 17j-1) from violating their respective Codes of Ethics.  The written report will also include an assessment of the effectiveness of the Service Providers’ Codes of Ethics outlined in Section 6 above.

9.                                      Recordkeeping — This Code, the codes of the investment adviser, any investment sub-adviser and principal underwriter, a copy of each report by an Access Person, any record of any violation of this Code of Ethics and any action taken as a result thereof, any written report hereunder by the Chief Compliance Officer of the investment adviser, investment sub-adviser or the principal underwriter, records of approvals relating to Initial Public Offerings and Limited Offerings, lists of all persons required to make reports and a list of all persons responsible for reviewing such reports shall be preserved with the Funds’ records for the period required by Rule 17j-1 of the 1940 Act.

IV.                 Certification

Each Access Person, including an Independent Board Member, will be required to certify annually that he or she has read and understood this Code of Ethics, and will abide by it.  Each Access Person, including an Independent Board Member, will further certify that he or she has disclosed or reported all personal Securities transactions required to be disclosed or reported under the Code of Ethics.  Certification of compliance with the Code of Ethics by an Independent Board Member will occur annually.

(3)         Disciplinary action includes but is not limited to any action that has a material financial effect upon the employee, such as fining, suspending, or demoting the employee, imposing a substantial fine or requiring the disgorgement of profits.

Code of Ethics

Exhibit A

HOLDINGS REPORT

For the Year/Period Ended
(Month/day/year)

☐ Check here if this is an Initial Holdings Report

To:                                           , as the Chief Compliance Officer of [Name of Aberdeen Fund]

From:

As of the calendar year/period referred to above, I have a direct or indirect beneficial ownership interest in the Securities listed below which are required to be reported pursuant to the Code of Ethics of the Funds.

Title of Security	Number of Shares	Principal Amount

The name and address of any broker, dealer or bank with whom I maintain an account in which my Securities are held for my direct or indirect benefit are as follows.

Name	Address

For Initial Holdings Reports: This report contains information current as of a date no more than 45 days prior to the date of becoming an Access Person.

For Annual Holdings Reports: This report contains information current as of a date no more than 45 days before the report is submitted.

This report (i) excludes transactions with respect to which I had no direct or indirect influence or control, (ii) excludes other transactions not required to be reported and (iii) is not an admission that I have or had any direct or indirect beneficial ownership in the Securities listed above.

Date:	Signature:

Code of Ethics

Exhibit B

QUARTERLY SECURITIES TRANSACTION REPORT

For the Calendar Quarter Ended
(month/day/year)

To:                                           , Chief Compliance Officer

From:

During the quarter referred to above, the following transactions were effected in Securities of which I had, or by reason of such transaction acquired, direct or indirect beneficial ownership, and which are required to be reported pursuant to the Code of Ethics of the Funds:

Security	Date of Transaction	Number of Shares	Principal Amount	Interest Rate and Maturity Rate (if applicable)	Nature of Transaction (Purchase, Sale, or Other)	Price	Broker/Dealer or Bank Though Whom Effected

During the quarter referred to above, I established the following accounts in which Securities were held during the quarter for my direct or indirect benefit:

Name and address of the broker, dealer or bank with which I established the account.	The date the account was established.

This report (i) excludes transactions with respect to which I had no direct or indirect influence or control, (ii) excludes other transactions not required to be reported, and (iii) is not an admission that I have or had any direct or indirect beneficial ownership in the Securities listed above.

Date:	Signature:

EX-99.p.2

CODE OF ETHICS

Effective as of May 1, 2016

I.     INTRODUCTION

This Code of Ethics (the “Code”) is adopted by:

(i)   Aberdeen Asset Management Inc.

(ii)  Aberdeen Asset Management Limited

(iii) Aberdeen Asset Management Asia Limited

(iv) Aberdeen Asset Managers Limited

(each hereinafter referred to individually as an “Adviser” and, together, as the “Advisers”) in compliance with the requirements of Rule 17j-1 adopted under the Investment Company Act of 1940, as amended (the “1940 Act”), and Sections 204A and 206 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and specifically Rules 204A-1 and 204-2 thereunder, to effectuate the purposes and objectives of those provisions.

Additionally, the Federal Securities Laws (as defined below) require investment advisers, funds and others to adopt policies and procedures to identify and prevent the misuse of material, non-public information.  Section V of this Code discusses the prohibitions from trading on material non-public information or communicating material, non-public information to others in violation of the Federal Securities Laws.

A.            Applicable Provisions of the 1940 Act and Advisers Act

Access Persons (as defined below) may not, in connection with the purchase or sale, directly or indirectly, by such person of a Security Held or to be Acquired (as defined below) by any Client (as defined below) or otherwise directly or indirectly:

(i)            employ any device, scheme or artifice to defraud any Client (as defined below) or prospective Client;

(ii)           make to any Client, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made to the Client, in light of the circumstances in which they are made, not misleading;

(iii)          engage in any act, transaction, practice or course of business that operates or would operate as a fraud or deceit upon any Client or prospective Client;

(iv)          engage in any act, practice, or course of business which is fraudulent, deceptive or manipulative;

(v)           acting as principal for his/her own account, knowingly to sell any security to or purchase any Reportable Security (as defined below) from a Client, or acting as a broker for a person other than such Client, knowingly to effect any sale or purchase of any Reportable Security for the account of such Client, without disclosing to such Client in writing before the completion of such transaction the capacity in which he/she is acting and obtaining the consent of the Client to such transaction; and

(vi)          engage in any act, practice, or course of business in violation of any applicable government law, rule or regulation, including but not limited to the Federal Securities Laws.

Under the Advisers Act the Advisers are required to:

•      adopt and enforce Codes of Ethics setting forth standards of conduct for advisory personnel, and to address conflicts arising from personal trading by advisory personnel (Rule 204A-1)

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•      establish and enforce policies and procedures reasonably designed to prevent the misuse of material, non-public information by investment advisers (Section 204A)

•      maintain records with respect to the personal securities transactions of Access Persons (as defined below) (Section 204-2)

This Code is based on the principle that the Directors and officers of the Advisers and any of their Supervised Persons (as defined below) employed by Aberdeen Asset Management PLC or any of its subsidiaries or affiliates (collectively, the “Aberdeen Group”) owe a fiduciary duty to Clients to conduct their affairs, including their personal securities transactions, in such a manner as to avoid:

(i)            serving their own personal interests ahead of Clients;

(ii)           taking inappropriate advantage of their position within the respective Adviser; and

(iii)          any actual or potential conflicts of interest or any abuse of their position of trust and responsibility.

Supervised Persons are expected to maintain objectivity and avoid undisclosed conflicts of interest.  In the performance of their duties and responsibilities for the Advisers, Supervised Persons must not subordinate their judgment to personal gain and advantage, or be unduly influenced by their own interests or by the interests of others.  Supervised Persons must avoid participation in any activity or relationship that constitutes a conflict of interest unless that conflict has been completely disclosed to affected parties. A conflict of interest would generally arise if a Supervised Person directly or indirectly participated in any investment, interest, association, activity or relationship that may impair or appear to impair the Supervised Person’s objectivity.  Any Supervised Person who may be involved in a situation or activity that might be a conflict of interest or give the appearance of a conflict of interest should consider reporting such situation or activity to the Chief Compliance Officer of the respective Adviser.

The Board of Directors of each of the Advisers has adopted this Code.

This Code and any amendments to this Code shall be given to all Supervised Persons of the Advisers.  All Supervised Persons will sign an acknowledgement, upon receipt of the Code and any amendments, certifying that they have received, understand and will comply with this Code.  Upon request, this Code shall be delivered, without charge, to any Client of the Advisers, as stated in the Advisers’ ADV Part 2A.

II.    DEFINITIONS

As used in this Code, the following terms have the following meanings:

(i)            “Access Person” includes (a) any director, partner, or officer of an Adviser; (b) any Supervised Person who (1) has access to non-public information regarding any Clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any Client; or (2) is involved in making securities recommendations to Clients or has access to such recommendations that are nonpublic; (c) any employee of an Adviser who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by a Client, or whose functions relate to the making of any recommendations with respect to such purchases or sales; (d) any natural person in a control relationship to an Adviser who obtains information concerning recommendations made to a Client with regard to the purchase or sale of Reportable Securities of the Client; and (e) any other person who any Adviser’s CCO determines to be an Access Person.

(ii)           “Automatic Investment Plan” means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts

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in accordance with a predetermined schedule and allocation, including, but not limited to, any dividend reinvestment plan (“DRIP”).

(iii)          “Beneficial Ownership” generally means any interest in a Security for which an Access Person or any member of his or her immediate family sharing the same household can directly or indirectly receive a monetary (“pecuniary”) benefit.  It shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder, that, generally speaking, encompasses those situations where the beneficial owner has the right to enjoy a direct or indirect economic benefit from the ownership of the security.  A person is normally regarded as the beneficial owner of securities held in (a) the name of his or her spouse, domestic partner, minor children, or other relatives living in his or her household; (b) a trust, estate, or other account in which he/ she has a present or future interest in the income, principal or right to obtain title to the securities or (c) the name of another person or entity by reason of any contract, understanding, relationship, agreement or other arrangement whereby he or she obtains benefits substantially equivalent to those of ownership.

(iv)          “Chief Compliance Officer” or “CCO” means the person appointed by each Adviser designated to be responsible for administering the policies and procedures adopted under the Advisers Act.  The CCO may delegate any or all of his or her responsibilities under the Code.  In instances when the Code is applied to the CCO, any other executive officer of the appropriate Adviser may act as the designee of the CCO.

(v)           “Client” means any person or entity to which the Advisers provide investment advisory services, including Reportable Funds, unregistered investment companies, and any account, trust or other investment vehicle over which the Aberdeen Group has management discretion. With respect to Advisers with a primary place of business outside of the US, the term Client does not include Clients domiciled outside of the US.

(vi)          “Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than twenty-five percent (25%) of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than twenty-five percent (25%) of the voting securities of any company shall be presumed not to control such company.  A natural person shall be presumed not to be a controlled person.

(vii)         “Federal Securities Laws” means (a) the Securities Act of 1933, as amended (“Securities Act”); (b) the Securities Exchange Act of 1934, as amended (“Exchange Act”); (c) the Sarbanes-Oxley Act of 2002; (d) the 1940 Act; (e) the Advisers Act; (f) Title V of the Gramm-Leach-Bliley Act; (g) any rules adopted by the U.S. Securities and Exchange Commission (“SEC”) under the foregoing statutes; (h) the Bank Secrecy Act, as it applies to funds and investment advisers; and (i) any rules adopted under relevant provisions of the Bank Secrecy Act by the SEC or the Department of the Treasury.

(viii)        “Initial Public Offering” (“IPO”) means an offering of securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act, or a similar offering of securities in another market.

(ix)          “Investment Personnel” means (a) any Portfolio Manager of the Aberdeen Group; (b) any employee of the Aberdeen Group (or of any company in a control relationship to a Reportable Fund or the Aberdeen Group) who, in connection with his regular

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functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Aberdeen Group, including securities analysts and traders; or (c) any person employed by the Aberdeen Group who obtains or otherwise has access to information concerning recommendations made to a Client regarding the purchase or sale of securities by any Client.

(x)           “Limited Offering” means an offering that is exempt from registration under the Securities Act pursuant to Section 4(2) or Section 4(6) or Rules 504, 505 or 506 under the Securities Act.  Limited offerings are commonly referred to as private placements and include offerings of hedge funds and private funds.

(xi)          “Portfolio Manager” means an employee of the Aberdeen Group entrusted with the direct responsibility and authority to make investment decisions affecting the Client portfolios managed by the Aberdeen Group.

(xii)         “Purchase or sale of a Security” includes, among other things, the writing of an option to purchase or sell a Security.

(xiii)        “Reportable Fund” means: (a) any US registered investment company advised or sub-advised by an Adviser; or (b) any US registered investment company whose investment adviser or principal underwriter controls, is controlled by or is under common control with any Aberdeen Group entity.  References to registered investment companies include exchange traded funds.(1)  A list of Reportable Funds is maintained by each respective Adviser’s CCO.

(xiv)        “Security” shall have the meaning set forth in Section 202(a)(18) of the Advisers Act and Section 2(a)(36) of the 1940 Act except as noted in the following paragraph. Further, for purposes of this Code, “Security” shall include any commodities contracts as defined in Section 2(a)(1)(A) of the Commodity Exchange Act, and shares of exchange traded funds.  This definition includes but is not limited to futures contracts on equity indices.

“Reportable Security” shall have the same definition as Security above but shall not include direct obligations of the United States national government, bankers’ acceptances, bank certificates of deposit, high quality short-term debt instruments (maturity of less than 366 days at issuance and rated in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization), including repurchase agreements, commercial paper and shares of U.S. registered money market funds that limit their investments to the exempted securities enumerated above.  Also excluded from the definition are any U.S. registered open-end investment companies (e.g., open-end mutual funds, but not exchange traded funds) that are not advised or sub-advised by the Advisers, and any non-US registered open-end investment vehicles not advised or sub-advised by the Advisers that Compliance has determined are exempt from reporting, in reliance on SEC no-action relief(2).  Shares of exchange traded funds, whether registered as open-end investment companies or unit investment trusts, are deemed to be Reportable Securities.  Any question as to whether a particular investment constitutes a “Security” or a “Reportable Security” should be referred to the respective Compliance Officer.

(xv)         “Security Held or to be Acquired” means (a) any Reportable Security other than open-end mutual funds which, within the most recent 7 days, is or has been held by Client, or (b) is being or has been considered for purchase by a Client or an Adviser, or (c) any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security.

(1)           “Exchange traded funds,” or “ETFs,” are registered investment companies that operate pursuant to an order from the SEC exempting the ETF from certain provisions of the 1940 Act so that the ETF may issue securities that trade in a secondary market, and which are redeemable only in large aggregations called creation units.  An ETF registers with the SEC under the 1940 Act either as an open-end management investment company or as a unit investment trust.

(2)           Compliance will maintain a list of fund structures which are considered to be exempt.

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(xvi)        “Supervised Person” means (a) any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an Adviser (including representatives of Aberdeen Fund Distributors LLC), or (b) any other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of the Adviser, such as those persons covered under a Memorandum of Understanding with an Adviser.

III.  PROHIBITED TRANSACTIONS

No Access Person shall engage in any act, transaction, practice or course of conduct, which would violate the provisions of Rule 17j-1 of the 1940 Act or Section 206 of the Advisers Act as described in Section I.A. above.

A.            Access Persons

No Access Person shall:

(i)            purchase or sell, directly or indirectly, any Security in which he/she has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership and which to his/her actual knowledge at the time of such purchase or sale, the same Reportable Security is:

(a)           being considered for purchase or sale by any Client;

(b)           being purchased or sold by any Client; or

(ii)           disclose to other persons the Reportable Securities activities engaged in or contemplated for any Client;

(iii)          accept from or offer to the same source any gift valued at or above internally set limits over the course of an annual period regarding any person or entity that does business with or on behalf of the Aberdeen Group, or accept or give any entertainment from or to any source that an individual has current or prospective business dealings unless such entertainment is business related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety.  Entertainment received from the same source in the same year and given by employees to external parties are subject to annual limitsas defined in the Group Gifts and Hospitality Policy. These are indicative limits which may be exceeded, with prior approval, based on an analysis of individual circumstances by the CoI Committee and/or Compliance. Similarly, there may be situations where, prior to reaching a threshold limit, the CoI Committee and/or Compliance may choose not to allow gifts or entertainment to individuals where it is considered that a conflict may arise. All gifts and entertainment, (except where below the “de minimis” value determined regionally) must be reported to the Compliance Department.

Further all Registered Representatives that are dual employees of the Advisers as defined in the Code and Aberdeen Fund Distributors LLC shall not:

accept from or offer to the same source any gift valued in excess of $100 over an annual period regarding any person or entity that does business with or on behalf of the Aberdeen Group, or accept or give any entertainment from or to any source that an individual has current or prospective business dealings unless such entertainment is business related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety.  All gifts and entertainment, (except where below the “de minimis” value determined regionally) must be reported to the Compliance Department.

Regardless of the source or value of any gift or favor, any Aberdeen access person and his/her family members must decline any gift offered under circumstances indicating or appearing to indicate that its purpose is to influence the Aberdeen

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access person in the performance of his or her employment and any gift that might have, or reasonably appear to have, such an effect.  Gifts of cash in any amount are prohibited, as well as any gifts which would be viewed as lavish or expensive by a reasonable person, such as the use of a vacation home or trips.  Aberdeen access person’s must also refuse any gifts of nominal value if they are part of a pattern or practice which when viewed as a whole would be considered lavish or expensive.

(iv)          acquire a Beneficial Ownership in any securities in an IPO or a Limited Offering, without having received prior approval from the appropriate fund management desk head or delegate (“Fund Management”) and Compliance.  Compliance will maintain a record of any decision which includes the reasons supporting the decision made, to approve the Access Person’s acquisition of an IPO or private placement for at least five years after the end of the fiscal year in which the approval was granted.

Before granting such approval, Fund Management will carefully evaluate such investment to determine that the investment could create no material conflict between the Access Person and a Client.  Fund Management may make such determination by looking at, among other things, the nature of the offering and the particular facts surrounding the purchase. For example, Fund Management may consider approving the transaction if it can be determined that: (a) the investment did not result from directing Client or Aberdeen Group business to the underwriter or issuer of the Security; (b) the Access Person is not misappropriating an opportunity that should have been offered to a Client; and (c) an Investment Person’s investment decisions for a Client will not be unduly influenced by his or her personal holdings and investment decisions are based solely on the best interests of a Client.

In addition, no Access Person shall acquire a Beneficial Ownership in any securities issued in a Limited Offering by a private fund advised or sub-advised by any member of the Aberdeen Group without having received prior written approval from the Compliance Department.

Any Access Person authorized to purchase securities in an IPO or Limited Offering shall disclose that investment when they play a part in a Client’s subsequent consideration of an investment in that issuer. In such circumstances, a Client’s decision to purchase securities of the issuer shall be subject to independent review by Investment Personnel with no personal interest in the issuer.

(v)           serve on the board of directors of any publicly traded company without prior authorization of the Aberdeen Conflicts of Interest Committee.  Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Aberdeen Group and the Clients under their management.  Authorization of board service shall be subject to the implementation by the Aberdeen Group of “Chinese Wall” or other procedures to isolate such Access Persons from making decisions about trading in that company’s Securities.

(vi)          No employees may purchase and sell, or sell and purchase, any Reportable Securities within sixty (60) calendar days.  Trades made in violation of this prohibition should be unwound, if possible.  Otherwise, any profits realized on such short-term trades shall be subject to disgorgement to the appropriate charity of the Aberdeen Group’s choosing.  Where local jurisdictions requires a longer holding period e.g. Japan, Access Persons in that region must observe the longer holding period.

(vii)         place any trades in derivatives (this prohibition does not extend to spread betting on currency, sports, the weather, etc.), unless given express approval by the CCO

(viii)        undertake personal investment transactions with the same individual employee at a broker-dealer firm with whom business is conducted on behalf of any Client by an Adviser.

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B.            Access Persons

In addition to the prohibitions listed above, no Access Person shall acquire or dispose of any Beneficial Ownership in a Reportable Security within seven (7) calendar days before or after any Client trades in that security.  Provided that there are no open orders for Clients in these securities, this blackout period does not apply to the following:

(i)            treasury securities issued by G8 countries (Canada, France, Germany, Italy, Japan, Russia, United Kingdom and United States) as well as Brazil

(ii)           shares of stock of a company listed on the S&P 500 Index or the FTSE 100 Index

(iii)          shares of an Exchange Traded Fund that tracks the S&P 500 Index or the FTSE 100 Index

(iv)          government-guaranteed bonds available only to individual investors

(v)           investments in securities with set subscription and/or redemption periods, if the subscription and/or redemption is non-rival with the firm or the firm’s clients (i.e. the subscription or redemption of the employee does not preclude another party from subscribing or redeeming at their original price)

Any trades made within the prescribed period that do not fall under any of the exceptions detailed above shall be unwound, if possible.  Otherwise, any profits realized on these trades may be disgorged to a charity of the Aberdeen Group’s choosing at the discretion of the CCO.

C.            Rumor Policy

No access person shall originate or circulate in any manner any statement or report regarding any issuer or security that the employee knows or has reasonable grounds to believe is false or misleading and could improperly influence the market price for such security.  An access person must promptly report to Compliance any circumstance which reasonably would lead the employee to believe such statement or report might have been originated, circulated or received.

D.            Waivers

Notwithstanding any other provision in this Code to the contrary, transactions described in Section III.A and III.B above which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to a Client and which are otherwise transacted in accordance with Rule 17j-1 under the 1940 Act and Sections 204A and 206 of the Advisers Act may be permitted within the discretion afforded under the Aberdeen Group’s Personal Account Dealing authorization process on a case-by-case basis.

IV.  COMPLIANCE PROCEDURES

With respect to the pre-clearance and reporting requirements contained herein, Access Persons shall pre-clear in accordance with the Aberdeen Group’s Personal Account Dealing Procedures.

A.            Pre-Clearance Procedures

All Access Persons must receive prior approval before engaging in any transaction in Reportable Securities in which the Access Person acquires or disposes of Beneficial Ownership of such Reportable Security that is not otherwise specifically prohibited by this Code.  The Access Person should request pre-clearance by completing the appropriate Personal Account Trade Pre-Clearance Request Form located in MyComplianceOffice, and sending the form for approval to Compliance(3).

Any conflicts of interest related to Reportable Securities in which the Access Person is seeking pre-clearance or any Client must be disclosed in the comments section of the Personal Account Trade Pre-Clearance Request Form in MCO.

(3)  Aberdeen managed open end funds held within certain Aberdeen sponsored retirement plans may be exempt from pre-clearance requirements so long as prompt post trade compliance review is achievable.  Availability of such exemption is subject to local Compliance approval.

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In addition, where the Access Person intends to trade in securities issued by a closed-end investment company advised by the Aberdeen Group, a Reportable Fund, or in the shares of Aberdeen Asset Management PLC, the approval of an officer of the closed-end investment company, Reportable Fund or Aberdeen Asset Management PLC, as applicable, will be obtained by Compliance before the approval is granted.

Pre-clearance approval will expire one business day after the date the authorization is granted.  If the trade instruction is not placed before such pre-clearance expires, the Access Person is required to again obtain pre-clearance for the trade.  In addition, if before placing the trade instruction, the Access Person becomes aware of any additional information with respect to a transaction that was pre-cleared, such Access Person shall not proceed further with the trade, without submitting a new pre-clearance request.

Access Persons are not required to pre-clear the following types of transactions:

(i)            purchases or sales which are non-volitional on the part of the Access Person;

(ii)           voluntary Corporate Actions on part of the Access Person;

(iii)          transactions effected for, and Reportable Securities held in, any account over which the Access Person has no direct or indirect influence or control;

(iv)          either purchases as part of an Automatic Investment Plan or DRIP or other regular investment in a selected security or securities subject to pre-clearance of the first purchase under the scheme, or the election to stop future investment in such a plan(4);

(v)           transfers of securities in-kind between Reportable Accounts;

(vi)          for those Access Persons residing outside the United States, registered open-end investment vehicles within their respective jurisdictions which are not advised or sub-advised by an Adviser (precluding those exempted under reliance on SEC no-action);

(vii)         securities acquired by the exercise of rights issued pro rata by an issuer to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;

(viii)        Spot Currency is not considered a Reportable Security and as such is not subject to this requirement;

(ix)          Direct obligations of the United States national government, bankers’ acceptances, bank certificates of deposit, high quality short-term debt instruments (maturity of less than 366 days at issuance and rated in one of the two highest rating categories by a Nationally Recognised Statistical Rating Organisation), including repurchase agreements, commercial paper, and shares of U.S. registered money market Funds that limit their investments to the exempted securities as defined in Aberdeen’s US Registered Investment Advisers’ Code of Ethics Policy;

(x)           treasury securities issued by G8 countries (Canada, France, Germany, Italy, Japan, Russia, United Kingdom and United States), as well as Brazil; and

(xi)          government-guaranteed bonds available only to individual investors

B.            Excessive Trading

The Aberdeen Group understands that it is appropriate for Access Persons to participate in the public securities markets as part of their overall personal financial planning.

(4)  However, redemptions from the plan would require pre-clearance.

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As in other areas, however, this should be done in a way that creates no potential conflicts with the interests of any Client. Further, it is important to recognize that otherwise appropriate trading, if excessive, may compromise the best interests of any Clients if such trading is conducted during work-time or using Client resources.  Accordingly, employees and Connected Parties(5)  are generally restricted to a maximum of ten personal trades per calendar month to ensure that personal trading is not excessive.  Exceptions to this restriction will be considered in hardship situations and at the discretion of the Chief Compliance Officer.  For this review Connected Party transactions may be viewed separately from employee transactions.

No Access Person should engage in excessive trading or market timing activities with respect to any mutual funds whether managed by the Aberdeen Group or otherwise.

C.            Reporting by Access Persons

Reports submitted pursuant to this Code shall be confidential and shall be provided only to the officers and Directors of the Advisers, their legal advisers/or regulatory authorities upon appropriate request.  Notwithstanding the above, reports submitted by an Access Person pursuant to this Code may also be provided to any Reportable Fund to the extent such Access Person is considered an “access person” of the Reportable Fund for purposes of Rule 17j-1.

All Access Persons must make the following reports:

1.             Initial Holdings and Brokerage Accounts Reports

No later than 10 days after a person becomes an Access Person, such person must file an Initial Report of Access Persons (“Initial Report”) with Compliance reflecting the Access Person’s brokerage accounts and holdings in Reportable Securities as of a date not more than 45 days prior to becoming an Access Person.  Such Initial Report must contain the following information:

(i)            the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, the number of shares and principal amount of each Reportable Security in which such person has any direct or indirect Beneficial Ownership;

(ii)           the name of any broker, dealer or bank with whom the Access Person maintains an account in which any Securities are held for the direct or indirect benefit of the Access Person; and

(iii)          the date the Initial Report is submitted.

2.             Quarterly Transaction Reports

All Access Persons are required to report to Compliance all transactions involving a Reportable Security in which the Access Person had, or as a result of the transaction, acquired, any direct or indirect Beneficial Ownership conducted during each calendar quarter within thirty (30) days after the close of the quarter and to provide duplicate statements for all brokerage accounts. This disclosure includes the:

(i)            date of the transaction, title of the security, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date (if applicable), number of shares, and principal amount of each Reportable Security involved;

(ii)           nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(iii)          the price of the Reportable Security at which the transaction was effected;

(5)  any member of his or her immediate family sharing the same household, or any individual where the employee has influence or control over the individuals trading

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(iv)          name of the broker, dealer or bank with or through which the transaction was effected; and

(v)           date the report is submitted.

In addition, with respect to any account established by an Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person, the Access Person must provide on the Quarterly Transaction Report:

(i)            name of the broker, dealer or bank with whom the Access Person established the account; and

(ii)           date the account was established.

The reporting requirements set out above apply to all transactions in Reportable Securities other than:

(i)            transactions with respect to Reportable Securities held in accounts over which the Access Person had no direct or indirect influence or control; and

(ii)           transactions effected pursuant to an Automatic Investment Plan or DRIP.

Access Persons must provide duplicate copies of their contract confirmations for each transaction in Reportable Securities to Compliance.  Duplicate holding/trading statements are to be provided to Compliance at least quarterly, where available, within 30 days after the period end. The Procedures however, recognize that some Access Persons either reside in countries or maintain brokers where such statements are not regularly issued or available, and therefore these individuals are to be exempt from providing quarterly statements within the 30 day time period. In such circumstances, brokerage statements or their equivalent holdings reports must be provided where available.

In the event that an Access Person opens a new account during a quarter, the account is to be noted on their quarterly report and duplicate statements, or the equivalent of such, with respect to such new account, are to be forwarded to Compliance within the 30 day period after the end of the quarter in which the new account is opened, or as appropriate if exempt from the 30 day rule.

3.             Annual Holdings Reports

No later than January 31 of each year, every Access Person must submit a report to Compliance which contains the following information:

(i)            the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security or shares in a Reportable Fund in which such person has any direct or indirect Beneficial Ownership as of December 31 of the prior calendar year;

(ii)           the name of the broker, dealer or bank with whom such person maintained an account in which any Securities were held for the direct or indirect benefit of such person as of December 31 of the prior calendar year; and

(iii)          the date the report is submitted.

With respect to Aberdeen sponsored retirement plans, to the extent details of reportable holdings are obtained directly from the retirement plan provider, Access Persons need not include such holdings in their Annual Holdings Report if it would duplicate this information.

4.             Certification of Compliance with the Code

Compliance shall provide notice to all Access Persons of their status under this Code, and shall deliver a copy of the Code to each Access Person when they become an Access Person and annually thereafter.  Additionally, each Access Person will be provided a copy of any amendments to the Code.

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After reading the Code or any amendment to the Code, each Access Person shall certify to the following in the form provided by Compliance:

(i)                                     they have read and understand the Code and recognize that they are subject thereto;

(ii)                                  they have complied and/or will comply with the requirements of the Code;

(iii)                             they have reported and/or will report all personal securities transactions required to be reported pursuant to the requirements of the Code;

(iv)                              they have not disclosed and/or will not disclose pending “buy” or “sell” orders for a Client except where the disclosure occurred subsequent to the execution or withdrawal of an order; and

(v)                                 they have reported, to the best of their knowledge, all actual or potential personal conflicts of interest and outside business activities.

This Certification of Compliance shall be maintained in MyComplianceOffice and made available to the respective CCO.

In the event that an Access Person has any knowledge of a potential or actual violation of the Certification of Compliance, that person should notify the respective CCO in accordance with the procedures set forth below in Section E.

D.                                    Reporting to the Board Of Directors

Each CCO will prepare an annual report relating to the Code of Ethics for the Board of Directors of the applicable Adviser.  Such annual report shall:

(i)                                    summarize existing procedures concerning personal investing and any changes in the procedures made during the past year;

(ii)                                 identify any violations requiring significant remedial action during the past year and any sanctions imposed;

(iii)                             identify any recommended changes in the existing restrictions or procedures based upon the Adviser’s experience under the Code of Ethics, evolving industry practices or developments in applicable laws or regulations; and

(iv)                              state the CCO’s conclusions regarding whether the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

The CCO shall promptly report to the applicable Adviser’s Board of Directors all material violations of the Code and the reporting requirements thereunder, which will include a description of any remedial actions taken to address the reported violations.

E.                                    Reports to Chief Compliance Officer

The Advisers’ CCOs will provide, a certification to the chief compliance officer (each a “Fund CCO”) or other designee of each Reportable Fund confirming that, as of the prior quarter end:

(i)                                    all documentation required by the Code and Rule 17j-1 as it applies to the Advisers or their Supervised Persons has been collected and is being retained on behalf of the Reportable Fund;

(ii)                                 there have been no material violations to the Code and, if there have been violations to the Code, the violation has been documented and reported to each Fund CCO; and

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(iii)                               the firm has appointed appropriate management or compliance personnel to review transactions and reports filed by Access Persons under the Code, and adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

On request, the Advisers’ CCOs will also provide a description of any material issues arising under the Code since the last quarter end, including, but not limited to, information about material violations of the Code and sanctions imposed in response to material violations.

On request, each quarter the respective Adviser’s CCO will also provide to each Fund CCO or their designee a list of Access Persons who are subject to this Code and the names of the relevant personnel responsible for pre-clearing and reviewing personal securities transactions.

The CCOs will provide such information, including, but not limited to, initial and annual holdings reports and quarterly transaction reports for all Access Persons, pre-clearance reports and approvals for participation in IPOs and Limited Offerings, as is requested by a Fund CCO.

F.                                     Reporting of Illegal or Unethical Behavior

Supervised Persons should promptly report any conduct or actions by a Supervised Person that does not comply with the Federal Securities Laws, other applicable laws, rules or regulations or this Code.  Any Supervised Person who questions whether a situation, activity or practice is acceptable must immediately report such practice to the CCO of the Adviser.  The CCO of the Adviser shall consider the matter and respond to the Supervised Person within a reasonable amount of time.  The CCO of the Adviser will contact the Adviser’s legal counsel when he/she believes it to be necessary.  To the extent possible and as allowed by law, reports made by Supervised Persons under this Section F will be treated as confidential.

G.                                   Sanctions

Upon discovering a violation of this Code, the Advisers may impose such sanctions as they deem appropriate, including, among other things, verbal or written warnings and censures, monetary sanctions, disgorgement, suspensions or dismissal.

H.                                   Retention of Records

The following records must be maintained by the Advisers in the manner and to the extent set out below.  These records must be made available to the SEC or any representative of the SEC at any time and from time to time for reasonable periodic, special or other examination:

(i)                                     A copy of the Code that is in effect, or at any time within the past five years was in effect, must be maintained in an easily accessible place;

(ii)                                  A record of any violation of the Code, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;

(iii)                              A copy of each report required to be submitted by Access Persons under Sections IV.C.1, IV.C.2, and IV.C.3 of the Code, including any information provided on broker transaction confirmations and account statements, must be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

(iv)                              A record of the names of all persons who are currently, or within the past five years were, Access Persons of the Adviser;

(v)                                 A record of all Access Persons, currently or within the past five years, who are or were required to make reports under the Code must be maintained in an easily accessible place;

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(vi)                              A record of all persons, currently or within the past five years, who are or were responsible for reviewing reports of Access Persons must be maintained in an easily accessible place;

(vii)                           A copy of each Personal Account Deal Request Form (including a record of all approvals to acquire securities in an IPO or Limited Offering, indicating the reasons for such approvals) must be maintained for at least five years after the end of the fiscal year in which the form was submitted or the approval is granted, whichever is later;

(viii)                       A record of any decision, and the reasons supporting the decision, to approve the acquisition by an Access Person of securities in an IPO or Limited Offering for at least five years after the end of the fiscal year in which approval is granted;

(ix)                              A copy of each report to the Board of the Advisers or to a Reportable Fund of the Code must be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place;

(x)                                 A record of all accounts, currently or within the past five years, in which an Access Person has or had a Beneficial Ownership interest in a Reportable Security solely by reason of an indirect pecuniary interest described in Rule 16a-1(a)(2)(ii)(B) or (C) under the Exchange Act must be maintained in an easily accessible place; and

(xi)                              A record of all Certifications of Compliance for each person who is currently, or within the past five years was, a Supervised Person of the Adviser.

V.            POLICY STATEMENT ON INSIDER TRADING

A.                                    Definition of Insider Trading

The Aberdeen Group prohibits any “Affected Person” (i.e., any officer or director of an Adviser and employees of the Group) from trading, either personally or on behalf of others, including accounts managed by the Aberdeen Group, on material non-public information or communicating material non-public information to others in violation of the law.  This conduct is frequently referred to as “insider trading.” The policy applies to every such Affected Person and extends to activities within and outside their duties within the Aberdeen Group.  Any questions regarding this policy and the procedures below should be referred to the CCO of the respective Adviser.

The term “insider trading” is not defined in the Federal Securities Laws, but is generally understood to prohibit the following activities:

(i)                                     trading by an insider while in possession of material non-public information;

(ii)                                  recommending the purchase or sale of securities while in possession of material non-public information; or

(iii)                               communicating material non-public information to others.

B.                                    The Concept of “Insider”

The concept of “insider” is broad and it includes officers, directors, partners, members and employees of a company.  In addition, a person can be a “temporary insider” if he or she is given material inside information about a company or the market for the company’s securities on the reasonable expectation that the recipient would maintain the information in confidence and would not trade on it.

A temporary insider can include, among others, a company’s legal advisers, accountants, consultants, bank lending officers, and the employees of such third parties. In addition, a company may become a temporary insider of a company it advises or for which it performs other services. For that to occur, that company must expect the subsidiary to keep the disclosed non-public information confidential

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and the relationship must at least imply such a duty before the subsidiary will be considered an insider.

C.                                    Material Information

Trading, tipping or recommending securities transactions while in position of inside information is not a basis for liability unless the information is “material.”  “Material information” generally is defined as:

(i)                                    information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions; or

(ii)                                 information that would significantly alter the total mix of information made available.

Information that should be considered material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, a joint venture, the borrowing of significant funds, a major labor dispute, merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.  For information to be considered material it need not be so important that it would have changed an investor’s decision to purchase or sell particular securities; rather it is enough that it is the type of information on which reasonable investors rely in making purchase or sale decisions.  The materiality of information relating to the possible occurrence of any future event may depend on the likelihood that the event will occur and its significance if it did occur.

D.                                    Non-Public Information

Information is non-public until it has been effectively communicated to the market place.  One must be able to point to some fact to show that the information is generally public.  For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.  Information in bulleting and research reports disseminated by brokerage firms are also generally considered to be public information.

Before trading for yourself or others in the securities of a company about which you may have potential inside information, or revealing such information to others or making a recommendation based on such information, you should ask yourself the following questions:

(i)                                     Is the information material?  Is this information that an investor would consider important in making his or her investment decisions?  Is this information that would substantially affect the market price of the securities if generally disclosed?

(ii)                                  Is the information non-public?  To whom has this information been provided?  Has the information been effectively communicated to the marketplace?

If, after consideration of the above, you believe that the information is material and non-public, or if you have questions as to whether the information may be material and non-public, you should take the following steps:

(i)                                     Report the matter immediately to the CCO.  In consulting with the CCO, you should disclose all information that you believe may bear on the issue of whether the information you have is material and non-public.

(ii)                                 Do not purchase or sell the securities on behalf of yourself or others.

(iii)                              Do not communicate the information either inside or outside the Aberdeen Group, other than to the CCO or another appropriate member of the Compliance Department.

(iv)                              After the CCO has reviewed the issue, you will either be (a) instructed to continue the prohibitions against trading, tipping or communication, or (b) allowed to trade and

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communicate the information.  In appropriate circumstances, the CCO will consult with counsel as to the appropriate course to follow.

Information in your possession that you identify, or which has been identified to you as material and non-public, must not be communicated to persons outside the Aberdeen Group, without the prior authorization of the CCO.  In addition, care should be taken so that such information is secure.  For example, files containing material non-public information should be sealed and access to computer files containing material non-public information should be restricted.

E.                                    Monitoring Procedures

The role of Compliance is critical to the implementation and maintenance of the Aberdeen Group’s policy and procedures against insider trading.  The supervisory procedures can be divided into the following two parts: (1) the prevention of insider trading; and (2) the detection of insider trading.  Each part of the supervisory procedures is discussed in further detail below.

1.                                      The Prevention of Insider Trading

To prevent insider trading Compliance will:

(i)                                     provide, on a regular basis, an educational program to familiarize Affected Persons with the policy and procedures; and

(ii)                                  when it has been determined that an Affected Person has material non-public information:

(a)                                 implement measures to prevent dissemination of such information; and

(b)                                 where necessary, restrict Affected Persons from trading in the securities.

2.                                      The Detection of Insider Trading

To detect insider trading, Compliance will:

(i)                                     review the trading activity reports filed by each Affected Person;

(ii)                                  review the trading activity on behalf of Clients; and

(iii)                               to the extent applicable, such other information as the CCO deems necessary or appropriate.

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